OFFERING MEMORANDUM **CONFIDENTIAL**

Global Offering of 31,944,256 Shares

YARA INTERNATIONAL ASA

A public limited company organized under the laws of the Kingdom of Norway

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Offer Price NOK per Share (the "Offer Price")

The information contained in this Offering Memorandum relates to a global offering (the "Global Offering") of 31,944,256 shares with a par value of Norwegian kroner ("NOK") 1.70 per share (the "Firm Shares") of Yara International ASA by Norsk Hydro ASA ("Hydro"), as selling shareholder. To the extent that the Managers sell more than the number of Firm Shares, the Managers have an option (the "Over-Allotment Option") to purchase up to an additional 31,944,256 shares (the "Additional Shares," and together with the Firm Shares, the "Offer Shares") from Hydro at the Offer Price, less underwriting commissions. For more information, see "Plan of Distribution."

The Global Offering comprises (i) in Norway, a public offering and an offering to institutional investors; (ii) in the United States, an offering to qualified institutional buyers ("QIBs") as defined in, and in reliance on, Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "Securities Act"); (iii) outside Norway and the United States, an offering to institutional investors in reliance on Regulation S under the Securities Act ("Regulation S"); and (iv) an offering to directors and senior management of Yara International ASA.

The Offer Shares are in book-entry form and carry voting rights. The Offer Shares, which rank in parity with all other of the shares of Yara International ASA (the "Shares"), carry one vote per share.

Investing in the Offer Shares involves risks. See "Risk Factors" beginning on page 10.

Prior to the Global Offering, there has been no public trading market for the Shares. The Shares have been admitted for listing on the Oslo Stock Exchange. At the time of the Global Offering the Shares will not be listed on any stock exchange outside Norway.

The Offer Shares are offered severally by the Managers specified in this Offering Memorandum, subject to receipt and acceptance by them of the Offer Shares being purchased and subject to their right to reject any order in whole or in part and certain other conditions.

It is expected that payment for, and delivery of, the Firm Shares will be made on or about March 30, 2004 (the "Closing Date") through the facilities of Verdipapirsentralen (the "VPS"), the Norwegian Central Securities Depository, Euroclear and Clearstream Banking. Dealings in the Shares on the Oslo Stock Exchange (the "OSE") are expected to commence on or about March 25, 2004.

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Joint Global Coordinators and Joint Bookrunners

ABG Sundal Collier **UBS Investment Bank**

dlw 3/10

Co-Lead Managers

BMO Nesbitt Burns **Enskilda Securities**

March , 2004

Unless otherwise indicated or the context otherwise requires, all references in this Offering Memorandum to "Yara," the "Company," "we," "our," "ours," "us" or similar terms refer to Yara International ASA together with its consolidated subsidiaries.

For the definitions of other terms used throughout this Offering Memorandum, see the "Glossary of Terms" which can be found elsewhere in this Offering Memorandum.

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In accordance with requirements under applicable U.S. securities laws, this Offering Memorandum should be deemed to be confidential in connection with its distribution in the United States. You are authorized to use this Offering Memorandum solely for the purpose of considering the purchase of the Offer Shares in the Global Offering. You may not reproduce or distribute this Offering Memorandum, in whole or in part, and you may not disclose any of the contents of this Offering Memorandum or use any information contained herein for any purpose other than considering an investment in the Offer Shares. You agree to the foregoing by accepting delivery of this Offering Memorandum.

We have furnished the information in this Offering Memorandum. You acknowledge and agree that the Managers make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation by the Managers. You also acknowledge that you have not relied on the Managers in connection with your investigation of the accuracy of this information or your decision whether to purchase any of the Offer Shares. We acknowledge responsibility for the information contained in this Offering Memorandum and confirm, to the best of our knowledge and belief (having taken all reasonable care to ensure that such is the case), that the information contained in this Offering Memorandum is in accordance with the facts and does not omit anything likely to affect the import of the information. We additionally confirm that our opinions and intentions expressed herein are honestly held.

No person is authorized to give information or to make any representation in connection with the offering or sale of the Offer Shares other than as contained in this Offering Memorandum. If any such information is given or made, it must not be relied upon as having been authorized by us or any of the Managers, any of their affiliates, advisers or selling agents. Neither the delivery of this Offering Memorandum nor any sale of Offer Shares made hereunder shall under any circumstances imply that there has been no change in our affairs or that the information set forth herein is correct as of any date subsequent to the date hereof.

In making an investment decision, prospective investors must rely upon their own examination of us and the information in this Offering Memorandum, including the information relating to the risks involved with an investment in the Company.

We are not, nor are the Managers or any of our or their respective representatives, making any representation to you regarding the legality of an investment in our Shares, and you should not construe anything in this Offering Memorandum as legal, business or tax advice. We encourage you to consult your own advisors as to legal, tax, business, financial and related aspects of an investment in our Shares. You must comply with all laws applicable in any jurisdiction in which you may buy, offer or sell our Shares or possess or distribute this Offering Memorandum, and you must obtain all applicable consents and approvals. Neither we nor the Managers shall have any responsibility for any of the foregoing legal requirements.

The distribution of this Offering Memorandum and the offering and sale of the Offer Shares in certain jurisdictions may be restricted by law. We and the Managers require persons into whose possession this Offering Memorandum comes to inform themselves about and to observe any such restrictions. This Offering Memorandum does not constitute an offer of, or an invitation to purchase, any of the Offer Shares in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering of Shares to occur outside of Norway.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The Offer Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The Offer Shares have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offense in the United States.

Offer Shares initially offered and sold to investors in the United States in accordance with Rule 144A will be subject to certain restrictions as described under "Transfer Restrictions." In particular, purchasers of Offer Shares in the United States will be required to sign and deliver an investment letter that includes certain acknowledgements, representations and agreements, including, among other things, an agreement not to resell the Offer Shares except outside the United States in accordance with Regulation S and not deposit any of the Offer Shares in any unrestricted depositary facility.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

In or from the Netherlands (whether as part of their initial distribution or at any time thereafter), the Offer Shares may not, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any private individual or legal entity other than to individuals or legal entities who or which trade in securities in the conduct of a business or a profession or trade within the meaning of Section 2 of the exemption regulation pursuant to the Netherlands Securities Market Supervision Act 1995 ("*artikel 2 Vrijstellingsregeling Wet toezicht effectenverkeer 1995*"), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors, undertakings with a treasury department and commercial enterprises that, as an ancillary activity, regularly invest in securities.

CERTAIN REGULATORY ISSUES WITH RESPECT TO THE UNITED KINGDOM

The Offering Memorandum is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") (all such persons together being referred to as "relevant persons"). The Offer Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire any Offer Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Offering Memorandum or any of its contents.

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In connection with the Global Offering, UBS Investment Bank ("UBS"), on behalf of the Managers, may over-allot or effect transactions with a view to supporting the market price of the Shares at a higher level than that which might otherwise prevail for a limited period after the Closing Date. However, there may be no obligation on UBS to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains "forward-looking statements" relating to our business and the sectors in which we operate. Forward-looking statements include all statements that are not historical facts, and can be identified by words such as "believes," "anticipates," "projects," "intends," "expects," or the negatives of these terms or similar expressions. These statements appear in a number of places in this Offering Memorandum, principally in "Risk Factors," "Our Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and include statements regarding our management's intent, belief or current expectations with respect to, among other things:

- strategies for our products, segments and businesses, as well as for Yara as a whole;
- global and regional economic conditions;
- supply and demand for grain and other agricultural crops;
- sales volumes, price levels, costs and margins;
- competition and actions by competitors and others affecting the global or regional market within our industry, including changes to industry capacity and utilization and product pricing;
- our planned capacity increases and utilization rates;
- fluctuations in foreign exchange rates;
- earnings, cash flows, dividends and other expected financial results and conditions;
- cash requirements and uses of available cash;
- financing plans;
- cost reduction targets;
- anticipated capital spending;
- growth opportunities;
- development, production, commercialization and acceptance of new products, services and technologies;
- assets and product portfolio changes;
- effects of hedging raw material and energy costs and foreign currencies;
- environmental regulatory matters; and
- legal proceedings.

Any forward-looking statements contained in this Offering Memorandum should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in the section entitled "Risk Factors" in this Offering Memorandum.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Offering Memorandum, which represent the best judgment of our management as of the date of this Offering Memorandum. Except as required by applicable law, we do not undertake responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further public disclosures made by us, such as filings made with the OSE or press releases.

EXPLANATORY NOTE REGARDING YARA AND THE DEMERGER

The Global Offering is subject to the consummation of Hydro's separation of its Hydro Agri business from Hydro by means of a demerger transaction effected in accordance with Norwegian law (the "Demerger"). Under Norwegian law, a demerger is the transfer of part of the assets, rights and liabilities of a company (the transferor company) to one or more newly formed or pre-existing companies (the transferee company or companies) in exchange for consideration in the form of shares of the transferee company (or companies) issued to the holders of shares in the transferor company, and possibly other consideration which must not exceed 20% of the total consideration.

On November 10, 2003, Hydro formed Yara International ASA for purposes of acting as the transferee company in the Demerger. On November 28, 2003, the Boards of Directors of each of Hydro and Yara International ASA entered into a demerger plan (the "Demerger Plan"). Hydro's shareholders approved the Demerger Plan at an extraordinary general meeting on January 15, 2004. Upon the consummation of the Demerger, the assets, rights and liabilities primarily related to Hydro's activities in connection with fertilizer products and related chemicals and industrial gases will be transferred to Yara International ASA. Until the Demerger is consummated, Yara International ASA will remain a wholly-owned subsidiary of Hydro, with no subsidiaries or operational activity. For more information on the Demerger, see "Our Relationship with Hydro – Background Information Regarding the Demerger."

The Demerger will be consummated at the time of the registration of the transaction in the Norwegian Register of Business Enterprises (the "Completion Date"), currently scheduled to occur on or about March 24, 2004. In general, this Offering Memorandum reflects our assumption that all conditions to completion of the Demerger will be satisfied, the Demerger will be consummated and that we will operate as a separate company prior to the Closing Date.

Immediately following the consummation of the Demerger, 80% of our total outstanding Shares will be issued to Hydro's shareholders. Hydro will hold the remaining 20% of our Shares, which constitute the Offer Shares.

PRESENTATION OF FINANCIAL INFORMATION

This Offering Memorandum includes our carve-out combined financial statements (the "Carve-Out Financial Statements"), representing the historical operations of Hydro Agri being transferred to us in the Demerger, as of and for the years ended December 31, 2003, 2002 and 2001. However, the operations and companies being demerged are not identical to the operations of Hydro's Agri business as reported within Hydro's consolidated financial statements. Since we did not legally exist prior to November 10, 2003, and will control the transferred operations only upon completion of the Demerger, the Carve-Out Financial Statements have been derived or "carved out" from Hydro's consolidated financial statements for the periods presented using the historical results of operations and assets and liabilities of the operations being transferred to us in the Demerger. Similarly, our equity level as of December 31, 2003, is based on the principle of continuity (i.e., assets and liabilities are transferred to us based on Hydro's historic cost basis for such assets and liabilities). For more information on the basis of the presentation of the Carve-Out Financial Statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Basis of Presentation of Carve-Out Financial Statements" and Note 1 to the Carve-Out Financial Statements.

The Carve-Out Financial Statements have been prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"). There are no material differences between our financial statements prepared in accordance with Norwegian GAAP and our financial statements, if presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), for the periods presented.

This Offering Memorandum also includes pro forma combined financial statements (the "Pro Forma Financial Statements"). The Pro Forma Financial Statements have been derived from our Carve-

Out Financial Statements and have been prepared to reflect adjustments to our carve-out financial information to give effect to:

- advances under the new bank facilities to be entered into concurrently with the consummation of the Demerger (see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cash, Short-Term and Long-Term Borrowings – New Bank Facilities"),
- satisfaction of our indebtedness to Hydro concurrent with the consummation of the Demerger, and
- adjustments in costs invoiced and allocated from Hydro to estimate our general and overhead costs, as if we had been a stand-alone company for the periods presented; interest expenses, calculated based on the rates applicable under our new bank facilities; and adjustments for income taxes reflecting the tax effects of the foregoing.

Our Carve-Out Financial Statements and Pro Forma Financial Statements are expressed in Norwegian kroner or NOK. For information with respect to the U.S. dollar/Norwegian kroner exchange rates, see "Exchange Rate Information" included elsewhere in this Offering Memorandum.

As a result of rounding adjustments, the figures or percentages in one or more columns included in any of the tabular presentations or financial statements presented in the Offering Memorandum may not add up to the total for that column.

The financial information included in this Offering Memorandum is not intended to comply with the applicable accounting requirements of the Securities Act and the related rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") which would apply if the Offer Shares were being registered with the SEC.

AVAILABLE INFORMATION

We are exempt from the reporting requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") in accordance with Rule 12g3-2(b) thereunder. Pursuant to the terms of such exemption, we will furnish to the SEC certain information in accordance with Rule 12g3-2(b). If at any time we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) we will furnish, upon written request, to holders of our Shares, owners of beneficial interests in our Shares or prospective purchasers designated by such holders or beneficial owners, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. As long as we are entitled to the exemption under Rule 12g3-2(b) under the Exchange Act, we will not be required to deliver information that would otherwise be required to be delivered under Rule 144A(d)(4).

Our principal office is located at Bygdøy Allé 2, Oslo, Norway and our main telephone number at that address is +47 22 53 20 01.

INDUSTRY AND MARKET DATA

Market data and certain industry forecasts used throughout this Offering Memorandum have been obtained from internal surveys, reports and studies, as well as market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified.

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SUMMARY

This summary highlights certain information about us and the Global Offering. It likely does not contain all the information that may be important to you. You should read the entire Offering Memorandum, including the financial statements included herein, before making an investment decision. In particular, you should carefully consider the information set out under the heading "Risk Factors."

Introduction

We are a global leader in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. We also distribute and sell a wide range of phosphate- and potash-based mineral fertilizers, as well as complex and specialty mineral fertilizer products sourced from third parties. In 2003, we had operating revenues of approximately NOK 38.3 billion, of which approximately NOK 33.5 billion came from the sale of mineral fertilizers and merchant ammonia.

The core of our operations is the production and sale of nitrogen-based fertilizers. As of December 31, 2003, we had 5.2 million tonnes of ammonia production capacity, including our share of the production capacity of non-consolidated investee companies. We are the world leader in ammonia, as measured by production capacity (our fully-owned plants have an aggregate capacity of 4.3 million tonnes), shipping capacity, trade and maritime storage capacity in deep-sea ports. We are the largest producer of nitrates, the most important fertilizer type in Europe. To complement our nitrogen-based product offerings, we also market phosphate- and potash-based fertilizers sourced from third parties, and are a leader in sales of value-added specialty fertilizers and complex fertilizers (referred to as "NPK"), which represent the majority of multi-nutrient fertilizers applied in Western Europe. This enables us to offer customers a balanced nutrient portfolio. In addition, we market certain industrial gases and nitrogen chemicals that, in general, are co-products of our fertilizer operations.

Competitive Strengths

Our current competitive position is a function of several organizational strengths developed over time:

- Following a three-year turnaround program (from 1999-2001), we have emerged as a low cost producer in Europe.
- Access to relatively inexpensive natural gas in Qatar and Trinidad and Tobago reduces our exposure to possible energy cost increases in Europe.
- Due to significant capacity reductions associated with the turnaround program, our capacity utilization has improved considerably, contributing to a higher return on capital.
- As we sell not only our own produced fertilizer products but also products purchased (on an arm's-length basis) from associated companies and from third parties for resale, we are able to use these other volumes as a buffer to our own production system, thereby maintaining high capacity utilization even when global or regional demand weakens.
- Our global downstream system, with sales offices, chartered dry bulk ships, bulk blending plants, terminals and bagging operations in approximately 17 countries in Europe and 27 countries outside of Europe and sales in more than 120 countries, reduces our exposure to problems in any one geographic region and contributes to mitigating industry cyclicality and seasonality. Furthermore, our global downstream presence enables us to take advantage of arbitrage opportunities between and among regional geographic markets.
- We have a large number of differentiated products, including both specialty fertilizers and industrial products based on our fertilizer production and infrastructure. Supported by R&D and application support services, these products add considerable value to our customers and generate higher margins than commodity products.

Our Business Strategy

Our business strategy and model consists of a number of key elements, all based on our competitive strengths. In a highly competitive industry like the fertilizer industry, operational excellence with a strong focus on cost controls, capital productivity improvement and optimized capacity utilization will always remain key objectives. We intend to pursue strategic growth, both organically and by well-timed acquisitions and selective capacity expansions, to create shareholder value based on synergies with our existing business operations. Specifically, we will aim to further expand our downstream presence, improve our market positions in attractive, growing markets and actively participate in industry consolidation. However, the turnaround experience demonstrated the importance of discipline, and for that reason capital expenditures will be selective and strictly prioritized. Finally, our value-driven culture is centered on product and technology leadership, with our strong performance drive supporting the development of new, differentiated products and the attraction, development and retention of highly qualified personnel.

The Global Offering

The Global Offering	The Global Offering comprises: • in Norway a public offering and an offering to institutional investors; • in the United States, an offering to QIBs in reliance on Rule 144A; • outside Norway and the United States, an offering to institutional investors in reliance on Regulation S; and • an offering to our directors and the nine members of our senior management, each of whom has been given an opportunity to subscribe for a minimum of NOK 100,000 on March 11, 2004, with a full allotment for the subscribed amount (rounded down to the nearest round lot);
The Offer Shares	A total of up to 63,888,512 Shares in book-entry form with a par value of NOK 1.70 per share, consisting of (i) 31,944,256 Firm Shares and (ii) up to 31,944,256 Additional Shares that are subject to the Over-Allotment Option.
Selling Shareholder	Hydro, which if the Over-Allotment Option is exercised in full, will sell all of its equity interest in Yara.
Offer Price	Estimated between NOK 36 and NOK 41 per Share.
Over-Allotment Option	In connection with the Global Offering, the Selling Shareholder has granted to the Managers the Over-Allotment Option, which is exercisable for a period of 30 days starting at the opening of trading on the OSE on the day that notification of allotment of the Offer Shares has been sent. If the Managers exercise the Over-Allotment Option, the Managers will make available up to 31,944,256 Additional Shares (representing in the aggregate 100% of the total number of Firm Shares offered in the Global Offering) at the Offer Price to cover over-allotments, if any, made in connection with the Global Offering and to cover net syndicate short positions resulting from stabilization transactions. Any such Additional Shares will be sold by the Selling Shareholder to the Managers on the same terms and conditions as the Firm Shares.
Stabilization	UBS, on behalf of the Managers, may effect transactions that stabilize or maintain the market price of the Shares, in accordance with applicable law, during a 30-day period starting at the opening of trading on the OSE on the day that notification of allotment of the Offer Shares has been sent. To the extent that the Managers sell in the Global Offering a greater number of Shares than the number of Firm Shares, the Managers will have created net syndicate short positions in the Shares. UBS, on behalf of the Managers, may close out net

	syndicate short positions by purchasing Shares in the open market and/or by exercising all or part of the Over-Allotment Option. To the extent that UBS, on behalf of the Managers, covers net syndicate short positions by market purchases of Shares, up to the entire proceeds from the sale of Additional Shares will be used to fund such purchases. The Managers expect that they will exercise the Over-Allotment Option in the event that the trading price of the Shares is higher than the Offer Price at the time the Managers are seeking to close out their net syndicate short positions in our Shares. Otherwise, the Managers expect that they will purchase Shares in the open market to close out the net syndicate short positions. Depending on the fluctuation in the price of our Shares following the commencement of trading on the OSE, the Managers may close out the net syndicate short positions by a combination of market purchases and partial exercise of the Over-Allotment Option. Any proceeds or losses resulting from such stabilization activities will be shared equally between the Managers and the Selling Shareholder.
Shares Outstanding Before and After the Global Offering	319,442,590
Voting Rights and Restrictions	Each Share gives the holder the right to cast one vote at general meetings of shareholders. See "Description of Our Shares and Share Capital."
Use of Proceeds	We will not receive any of the proceeds from the Global Offering.
Closing Date	It is expected that the date on which purchasers will become unconditionally entitled to receive delivery of and obliged to pay for the Offer Shares under Norwegian law will be on or about March 30, 2004.
Payment and Delivery	The Managers expect to deliver the Offer Shares against payment in Norwegian kroner through the book-entry facilities of VPS, Euroclear and Clearstream Banking on or about March 30, 2004.
Listing and Start of Trading of the Shares	The Shares have been admitted for listing on the OSE. We expect trading in our Shares to commence on the OSE on March 25, 2004.
Share Codes	The identification numbers of the Shares are as follows: ISIN: NO001020805.1 Common Code: 018456001
OSE Ticker Symbol	YAR

Lock-up Agreements	Under the terms of the Purchase Agreement, we have agreed with the Managers that, for a period of 180 days, we will not: (i) issue, sell or otherwise dispose of any of our Shares (or securities convertible into or exercisable for our Shares), other than any of the up to 15 million Shares for which our Board of Directors has been granted discretionary authority to issue for such purposes as it determines, to the extent such shares are issued either in connection with (A) our making selective investments and strategic acquisitions (in which case the receipient(s) of such Shares will be subject to the same restrictions), or (B) Share compensation plans; (ii) enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale; or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii) – without the prior written consent of the Joint Global Coordinators. Under the terms of the Purchase Agreement, Hydro has agreed with the Managers that, for a period of 120 days, Hydro will not: (i) issue, sell or otherwise dispose of any of our Shares (or securities convertible into or exercisable for our Shares); (ii) enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale; or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii) – without the prior written consent of the Joint Global Coordinators. Our directors and members of senior management have agreed with the Managers that, for a period of 12 months from the listing of our Shares on the OSE, they will not sell or otherwise dispose of any Offer Shares, or enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale, without the prior written consent of the Joint Global Coordinators. In addition, the Norwegian State, represented by the Ministry of Trade and Industry, which will receive 115,674,848 of our Shares in connection with the Demerger (representing approximately 36% of our then outstanding Shares) has

	provided written confirmation that the Ministry (i) has not been authorized by the Norwegian Parliament (the "*Stortinget*") to reduce its shareholding in Yara below 33.4%, and (ii) has no intention to reduce its shareholding in Yara prior to and including September 25, 2004.
Risk Factors:	You should see "Risk Factors" and other information in this Offering Memorandum for a discussion of some of the factors you should carefully consider before deciding to invest in any of the Offer Shares.
Dividends:	Because of the timing of our formation, we will not be legally able to declare a dividend in 2004. We expect that our Board of Directors will support management's aim of a dividend payment to shareholders of a minimum of 30% of our net income as an average over the business cycle. See the discussion under "Dividends and Dividend Policy."

Summary Historical Financial Data

The following table presents summary historical carve-out financial information derived from our Carve-Out Financial Statements (including the notes thereto) as of and for the years ended December 31, 2003, 2002 and 2001, prepared in accordance with Norwegian GAAP. Our Carve-Out Financial Statements have been audited by Deloitte Statsautoriserte Revisorer AS, our independent accountants, as indicated in their audit report included elsewhere in this Offering Memorandum.

The Carve-Out Financial Statements do not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we been a separate, publicly traded company during the periods presented. Similarly, they may not be indicative of our future results of operations, financial position and cash flows. For a further discussion the basis of presentation of the Carve-Out Financial Statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Income statement information	Year ended December 31,		
NOK Million, except per share information	2003	2002	2001
Operating revenues	38,334	33,477	37,449
Depreciation and amortization	1,147	1,183	1,580
Other operating cost and expenses	34,463	30,152	33,807
Operating income	**2,723**	**2,143**	**2,063**
Equity in net income of non-consolidated investees	610	57	330
Interest income and other financial income	177	245	408
Other income/(loss), net	40	142	(53)
Earnings before interest expense and taxes (EBIT)	3,550	2,587	2,748
Interest expense and foreign exchange gain/(loss)	(622)	(16)	(765)
Income before tax and minority interest	2,927	2,571	1,983
Income tax expense	(902)	(845)	(599)
Minority interest	(3)	(11)	85
Net income after minority interest	**2,022**	**1,715**	**1,469**
Earnings per share	6.33	5.37	4.60

Balance sheet information	As of December 31,		
NOK Million	2003	2002	2001
Non-current assets	11,822	10,603	11,618
Other current assets	13,588	10,963	13,404
Cash, cash equivalents and other liquid assets	404	454	887
Total current assets	13,992	11,417	14,291
Total assets	**25,814**	**22,020**	**25,909**
Shareholders' equity	8,944	6,017	8,915
Interest-bearing liabilities	7,989	8,955	9,387
Other liabilities	8,882	7,048	7,606
Total liabilities and shareholders' equity	**25,814**	**22,020**	**25,909**
Total number of outstanding shares	319,442,590	319,442,590	319,442,590

Operating and other financial data

NOK Million except number of employees	Year ended December 31, 2003	2002	2001
Operating revenues			
Upstream[1]	15,174	11,126	13,281
Downstream[1]	29,044	26,722	29,446
Industrial	4,719	4,360	4,861
Other and elimination[2]	(10,603)	(8,731)	(10,139)
Yara total	**38,334**	**33,477**	**37,449**
EBITDA[3],[4]			
Upstream	2,403	1,267	2,054
Downstream[5]	1,916	2,016	2,028
Industrial	701	797	652
Other and elimination[6]	(303)	(202)	(389)
Yara total	**4,717**	**3,878**	**4,345**
Operating revenues, geographically segmented			
Europe	19,059	16,791	18,686
Outside Europe	19,275	16,686	18,763
Yara total	**38,334**	**33,477**	**37,449**
Capital expenditure[7]	**1,188**	**1,549**	**826**
Number of Employees			
Upstream	2,009		
Downstream	4,179		
Industrial	1,113		
Other[8]	242		
Yara total	**7,543**		

(1) The increase in operating revenues in 2003 compared to the prior year was primarily attributable to higher fertilizer prices.

(2) Other and elimination includes the elimination of sales between segments.

(3) EBITDA is a non-GAAP performance measure used by our management, among other measures, to assess the performance of our segments as well as the whole of our business. EBITDA, which we define as income/(loss) before tax, interest expense, depreciation, amortization and write-downs, is an approximation of cash flow from operations before tax. EBITDA is a measure that includes, in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as "Other income/(loss), net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Our definition of EBITDA may differ from that of other companies.

(4) EBITDA for all segments, as well as for Yara as a whole, was negatively affected by the weakening of the U.S. dollar against the euro and Norwegian kroner.

(5) The decline in EBITDA in 2003 compared to the prior year was primarily due to currency effects.

(6) Other and eliminations includes our general overhead costs and shareholder costs, in addition to the elimination of gains on internal sales.

(7) Capital expenditures were lower in 2003 than in 2002 primarily because of our investment in an indirect ownership interest in Sociedad Quimica y Minera de Chile ("SQM") in 2002.

(8) Other represents employees in shared services, support functions and general management functions not associated with a particular segment.

Summary Pro Forma Financial Data

The following table sets out summary pro forma combined financial data for the periods presented. The summary pro forma combined financial data have been derived from the Carve-Out Financial Statements, as adjusted to give effect to:

- advances under the new bank facilities to be entered into concurrently with the consummation of the Demerger (see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cash, Short-Term and Long-Term Borrowings – New Bank Facilities"),
- satisfaction of our indebtedness to Hydro concurrent with the consummation of the Demerger, and
- adjustments in costs invoiced and allocated from Hydro to estimate our general and overhead costs, as if we had been a stand-alone company for the periods presented; interest expenses, calculated based on the rates applicable under our new bank facilities; and adjustments for income taxes reflecting the tax effects of the foregoing.

You should read the Pro Forma Financial Statements in conjunction with our Carve-Out Financial Statements and the notes thereto. You should also read the sections "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Pro Forma Financial Statements are qualified by reference to these sections, the Carve-Out Financial Statements which are included elsewhere in this Offering Memorandum.

The Pro Forma Financial Statements do not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we been a separate, publicly traded company during the periods presented. Similarly, they may not be indicative of our future results of operations, financial position and cash flows.

Income statement information	Year ended December 31,		
NOK Million, except per share information	2003	2002	2001
Operating revenues	38,334	33,477	37,449
Depreciation and amortization	1,147	1,183	1,580
Other operating cost and expenses	34,475	30,167	33,805
Operating income	**2,711**	**2,128**	**2,066**
Equity in net income of non-consolidated investees	610	57	330
Interest income and other financial income	137	195	358
Other income/(loss), net	40	142	(53)
Earnings before interest expense and taxes (EBIT)	3,498	2,521	2,701
Interest expense and foreign exchange gain/(loss)	(358)	282	(574)
Income before tax and minority interest	3,140	2,804	2,127
Income tax expense	(962)	(910)	(640)
Minority interest	(3)	(11)	85
Net income after minority interest	**2,175**	**1,882**	**1,573**
Total number of outstanding shares	319,442,590	319,442,590	312,442,590
Earnings per share	6.81	5.89	4.92

Balance sheet data	As of December 31,		
NOK Million	2003	2002	2001
Non-current assets	11,822	10,603	11,618
Other current assets	13,588	10,963	13,404
Cash, cash equivalents and other liquid assets	404	454	887
Total current assets	13,992	11,417	14,291
Total assets	**25,814**	**22,020**	**25,909**
Shareholders' equity	**8,944**	**6,934**	**9,831**
Interest-bearing liabilities	7,989	8,038	8,471
Other liabilities	8,882	7,047	7,606
Total liabilities and shareholders' equity	**25,814**	**22,020**	**25,909**

You should carefully consider the following risk factors in addition to the other information in this Offering Memorandum before deciding whether to make an investment in any of the Offer Shares. Any of these risks could materially adversely affect our business, operating results and financial condition and, as a result, the value and trading price of our Shares may decline, which could, in turn, result in a loss of all or part of any investment in our Shares. Furthermore, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to Our Business

➢ ***The fertilizer business is cyclical, which will expose us to potentially significant fluctuations in our financial condition and share price.***

A significant portion of our product sales volumes consist of sales of commodity products that are used in agriculture, which is primarily a commodity industry. Accordingly, in the normal course of business, we are exposed to fluctuations in supply and demand, which historically have had and could in the future have significant effects on prices across all of our businesses and products and, in turn, our operating results and financial condition. The prices of fertilizer products depend on a number of factors, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, and weather conditions, which have a greater relevance because of the seasonal nature of fertilizer application. Changes in supply result from capacity additions or reductions and from changes in inventory levels. Demand for fertilizer products is dependent, in part, on demand for crop nutrients by the global agricultural industry. Periods of high demand, high capacity utilization and increasing operating margins have tended to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated.

➢ ***Exports from the former Soviet Union and certain Central and Eastern European countries could create a supply/demand imbalance in Western European fertilizer markets.***

Approximately 50% of our fertilizer sales volumes are to European markets, such that a market imbalance stemming from increased import volumes could depress our operating revenues, negatively affect our margins, and weaken our financial condition. The decline of agriculture in most parts of the former Soviet Union ("FSU") and much of Central and Eastern Europe in the late 1980s and early 1990s resulted in increased pressure in Western European fertilizer markets from imports into Western Europe of fertilizer products produced in these countries. Imports of finished fertilizer products from plants located in Eastern Europe continue to flow into Western European markets. For example, Eastern and Central European producers currently export approximately 75% of their urea production.

As a result of government policy, the price Russian fertilizer producers pay for natural gas, an important raw material in the manufacture of fertilizer, is approximately one-fifth of that paid by major Western European producers. Anti-dumping measures currently imposed by the European Union against certain Russian fertilizer exports to Europe may limit the ability of Russian producers to sell fertilizer in the EU, although these measures are subject to change. In markets where trade measures are not in force, Russian fertilizer would have a competitive advantage. See "Our Business – Government Regulation – Russia's Accession to the WTO."

The existing EU anti-dumping measures currently applicable to imports from Poland, Lithuania and Estonia will be lifted when those countries become members of the EU in May 2004. Depending upon the actions taken by the EU and the governments of those countries prior to accession, the introduction of this production capacity into the EU market may put downward pressure on fertilizer prices.

➢ ***If China begins to export urea on a large scale, the global market for fertilizer could be destabilized.***

Given the rapid expansion of Chinese urea production and the possibility that other nitrogen-based fertilizers may meet an increasing share of Chinese domestic demand, China may begin to export large volumes of urea, thereby putting downward pressure on the price of urea. This could negatively affect our operating revenues, margins and financial condition. See "Our Business – Government Regulation – China's Accession to the WTO."

➢ ***The European Union could decrease its subsidies for agriculture in Western Europe, which could result in reduced demand for fertilizer and negatively affect our operating results and financial condition.***

The European Union has adopted a proposal to reform the Common Agricultural Policy ("CAP"), which provides for the form and size of subsidies paid to EU farmers for production and export of their crops and produce. See "Our Business – Government Regulation – Reforms to the EU Common Agricultural Policy." The key element of the CAP reform is the de-coupling of EU support payments from production. Following the proposal's gradual implementation from 2004, farmers will receive a single payment from the EU. Agricultural activity may decline as reduced subsidies make agriculture less economically attractive, which may, in turn, reduce the demand for fertilizer. The CAP reform also includes set-aside policies that could contribute to an increased withdrawal of cultivated land, which may further adversely affect fertilizer demand. The current CAP reform proposal will extend to the ten Central and Eastern European countries scheduled to join the EU in May 2004. See "Our Business – Government Regulation – Accession of Ten Countries to the EU; WTO Agricultural Negotiations." It is unclear how Western European producers will be affected by the expansion of the EU. It could result in a shift in agricultural activity that would be disruptive to established fertilizer markets and distribution systems.

WTO agricultural negotiations are also expected ultimately to lead to a reduction of agriculture tariff barriers, domestic support and export subsidies. A wide range of countries, including the United States and many developing countries, are advocating implementation of the EU CAP reform in these negotiations. Any additional CAP reform arising from WTO commitments will likely lead to a substantial reduction in production-linked payments and export subsidies. This may also negatively affect fertilizer demand, and, in turn, our operating results and financial condition.

➢ ***Our business has a significant degree of exposure to fluctuations in U.S. dollar exchange rates. A weakening of the U.S. dollar against the Norwegian kroner and the euro can adversely affect our results of operations.***

We report our consolidated results and financial position in Norwegian kroner, but most of our revenues and costs are denominated in other currencies. Apart from the revenues derived from our Industrial segment (which is largely a regional business), a significant portion of our revenues are based on product prices denominated in (or with reference to) U.S. dollars. However, because of the location of our production facilities in Europe, fixed costs in Europe are primarily denominated in euro and other European currencies. As a result, our operating results reflect the significant degree of our exposure to fluctuations in U.S. dollar exchange rates. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview – Key Drivers of Our Operating Results – Changes in Currency Exchange Rates."

In addition, as a result of our global activities, we may be paid for our products in emerging market currencies that can be subject to sudden and material changes in exchange rate and liquidity. We have in place a system for monitoring and managing these "soft currency" exposures, and attempt to mitigate the risk by keeping the exposures within defined limits through financial hedging. However, such hedging activities may not always be available or be successfully implemented.

> ***Our operating results may be significantly affected by the supply and price levels of natural gas and other essential raw materials.***

Natural gas is a key raw material used in the manufacture of our nitrogen-based fertilizer products. Our profitability is directly affected by the price and availability of natural gas purchased from third parties for our ammonia and fertilizer production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview – Key Drivers of Our Operating Results – Cost of Raw Materials." We purchase a substantial portion of our natural gas through long-term contracts (i.e., contracts with terms ranging from five to ten years) with a limited number of suppliers. See "Our Business – Sourcing of Raw Materials – Natural Gas and Oil." We also purchase our requirements of phosphate rock and potassium from a limited number of suppliers. See "Our Business – Sourcing of Raw Materials – Dry Raw Materials." While we have taken measures to ensure that we maintain an adequate supply of natural gas and other essential raw materials, there can be no assurance that this supply will not be delayed or interrupted, which may result in production delays or in cost increases if alternative sources of supply prove to be more expensive or difficult to obtain. If our cost of raw materials were to increase, or if we were to experience an extended interruption in the supply of raw materials to our production facilities, we could lose sale opportunities, damage our relationships with or lose customers, suffer lower margins and experience other negative affects to our business, operating results and financial condition.

In addition, if natural gas prices in the United States were to decline to a level that prompts those U.S. producers who have permanently or temporarily closed production facilities to resume fertilizer production, this would likely contribute to a global supply/demand imbalance that could negatively affect our results of operations and financial condition. See "Industry Overview – Pricing of Fertilizer Products – Cost of Raw Materials."

> ***Adverse weather conditions during peak fertilizer application periods may have a negative effect upon our results of operations and financial condition.***

Sales of our fertilizer products to agricultural customers are seasonal in nature and, as a result, we generate a greater amount of net sales and operating income in the spring. However, quarterly results may vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns, as well as the relationship between natural gas and nitrogen fertilizer product prices. We derive approximately 50% of our business from Europe. Accordingly, an adverse weather pattern affecting European agriculture could have a negative effect on fertilizer demand, which could, in turn, result in a decline in our operating revenues, lower margins and otherwise negatively affect our operating results and financial condition.

> ***Ammonia and other fertilizer components and products that we manufacture, process, store, handle, distribute and transport may be very volatile. Accidents involving these substances could cause severe damage or injury to property, the environment and human health.***

We manufacture, process, store, handle, distribute and transport ammonia and other fertilizer components and products, which substances are very volatile. See "Our Business – Government Regulation – Safety and Security Issues." Accidents or mishandling involving these substances could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits and regulatory enforcement proceedings, both of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our ability to produce or distribute our products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure our assets, which could negatively affect our operating results and financial condition.

In addition, we may incur significant losses or costs relating to the operation of vessels used for the purpose of carrying various products and raw material, including ammonia. See "Our Business – Operating Segments – Upstream – Ammonia Trade and Shipping." These vessels and their cargo are subject to perils particular to marine operations, including capsizing, grounding, collision and loss or

damage from severe weather or storms. Due to the potentially destructive and dangerous nature of the cargo, in particular ammonia on board the vessels, any such event may result in uncontrolled or catastrophic circumstances, including fires, explosions, accidents and severe pollution. Such circumstances may result in severe damage and/or injury to property, the environment and humans. Litigation from any such event may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages. In the event of pollution, we may be subject to strict liability.

➢ ***We may incur significant costs to comply with, or as a result of, health, safety, environmental and other laws and regulations.***

Our operations are subject to numerous environmental requirements under the laws and regulations of the various jurisdictions in which we conduct our business. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, solid and hazardous waste management, and the use, composition, handling, distribution and transportation of hazardous materials. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. For more information, see "Our Business – Government Regulation – Environmental Matters."

We own numerous fertilizer manufacturing, distribution, storage and blending facilities in a number of countries. Many of such facilities have a long history of industrial operations. At some sites, contamination requiring remediation has been identified and there is a potential that additional contamination could be identified that may lead to required remediation in the future. The taking of remediation measures could cause us to incur significant costs, which could negatively affect our financial condition.

We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, our operating results and financial condition could suffer.

➢ ***We are subject to the risk of labor disputes and adverse employee relations, and these disputes and adverse relations may disrupt our business operations and adversely affect our results of operations and financial condition.***

The majority of our hourly paid employees are represented by labor unions under a large number of collective bargaining agreements. We may not be able satisfactorily to renegotiate collective labor agreements when they expire. In addition, our existing labor agreements may not prevent a strike or work stoppage at any of our facilities in the future, and any such work stoppage could negatively affect our operating results and financial condition.

➢ ***Acts of war or terrorism could negatively affect our business.***

Any military strikes or sustained military campaign in areas or regions of the world where we have business operations may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and markets, loss of property, and incapacitation of employees. Instability in the financial markets as a result of war may also affect our ability to raise capital or significantly affect foreign exchange markets. Further, like other companies with major industrial facilities, our plants and ancillary facilities may be targets of terrorist activities. Our Industrial segment may be vulnerable, for example, since it supplies products utilized in the production of drinks and food for human consumption. Many of our plants and facilities store significant quantities of ammonia products and other items, which can be volatile if mishandled. Any damage to infrastructure facilities, such as electric generation, transmission and distribution facilities, or injury to employees, that could be direct targets of, or indirect casualties of, an act of war may negatively affect our operations. Any disruption of our ability to produce or distribute our products could result in a significant decrease in revenues and significant additional costs to replace or repair and insure our assets, which could negatively affect our operating results and financial condition.

- ***We are not insured against all potential losses and could be seriously harmed by natural disasters, operational catastrophes or deliberate sabotage.***

Many of our business activities are characterized by substantial investments in complex production facilities, manufacturing and transportation equipment. Many of the production processes, raw materials and certain finished products are potentially destructive and dangerous in uncontrolled or catastrophic circumstances, including fires, explosions, accidents, major equipment failures, etc. Despite insurance coverage, we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer substantial losses in operational capacity, which could negatively affect our operating results and financial condition.

- ***The loss of key management personnel could adversely affect our business.***

Our loss of key management personnel or inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations. Our operations depend on the continued efforts of our executive officers and senior management. We are not able to guarantee that any member of management at the corporate or subsidiary level will continue in his or her capacity for any particular period of time. If we were to lose one or more key personnel, our operations could be adversely affected.

Risks Relating to Our Shares

- ***The price of our Shares may be volatile.***

There is currently no public market for our Shares. Our Shares will be listed on the OSE concurrent with the completion of the Demerger. There can be no assurance as to the trading price of our Shares following such listing. Following the distribution of our Shares in connection with the Demerger and until an orderly trading market develops, the price of our Shares may fluctuate significantly. There can be no assurance that an orderly trading market will develop.

- ***Pre-emptive rights may not be available to U.S. holders of our Shares.***

Under Norwegian law, prior to our issuance of any new Shares against consideration in cash, we must offer holders of our then-outstanding Shares pre-emptive rights to subscribe and pay for a sufficient number of Shares to maintain their existing ownership percentages, unless these rights are waived at a general meeting of our shareholders. These pre-emptive rights are generally transferable during the subscription period for the related offering and may be quoted on the OSE.

U.S. holders of our Shares may not be able to receive, trade or exercise pre-emptive rights for new Shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not a registrant under the U.S. securities laws. If U.S. holders or our Shares are not able to receive, trade or exercise pre-emptive rights granted in respect of their Shares in any rights offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Company will be diluted.

- ***Holders of our Shares that are registered in a nominee account may not be able to exercise voting rights as readily as shareholders whose Shares are registered in their own names with the VPS.***

Beneficial owners of our Shares that are registered in a nominee account (e.g., through brokers, dealers or other third parties) may not be able to vote such Shares unless their ownership is re-registered in their names with the VPS prior to our general meetings. We cannot guarantee that beneficial owners of our Shares will receive the notice for a general meeting in time to instruct their nominees to either effect a re-registration of their Shares or otherwise vote their Shares in the manner desired by such beneficial owners.

➢ ***It may be difficult for investors based in the United States to enforce civil liabilities predicated on U.S. securities laws against us or our Norwegian affiliates, our directors and executive officers.***

We are organized under the laws of the Kingdom of Norway. All of our directors and executive officers reside outside the United States. Further, a significant portion of our assets, and those of our directors, executive officers and controlling persons, are located in Norway and other Western European countries. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon us or our directors and executive officers or to enforce against us or them judgments obtained in U.S. courts predicated on the civil liability provisions of U.S. federal securities laws. We have been advised by our Norwegian counsel, Wiersholm, Mellbye & Bech, that although U.S. investors may bring actions against us, our Norwegian affiliates or any of our directors or executive officers resident in Norway, Norwegian courts are unlikely to apply U.S. law when deciding such cases. Accordingly, there is doubt as to the enforceability, in original actions in Norwegian courts, of liabilities predicated solely on U.S. federal securities laws. Furthermore, judgments of U.S. courts are not enforceable in Norway. For more information, see "Enforcement of Civil Liabilities."

Risks Related to the Demerger

➢ ***Because we do not have an operating history as a separate entity, you may have difficulty assessing our historical performance and outlook for future revenues and other operating results.***

We have no operating history as a separate entity; our historical financial performance (i.e., that of Hydro Agri) has been connected to the results of operations, assets and cash flow of Hydro's other business segments. The Carve-Out Financial Statements and Pro Forma Financial Statements included in this Offering Memorandum do not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we been a separate, publicly traded company during the periods presented. Similarly, they may not be indicative of our future results of operations, financial position and cash flows.

For a further discussion of the basis of presentation of the Carve-Out Financial Statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Basis of Presentation of Carve-Out Financial Statements."

➢ ***Norwegian law subjects us to joint liability with Hydro after the Demerger.***

As a result of the Demerger, the obligations of Hydro have been divided between us and Hydro in accordance with the principles set forth in the Demerger Plan. If either we or Hydro is liable under the Demerger Plan for an obligation that arose prior to completion of the Demerger and fails to satisfy that obligation, the non-defaulting party will, in accordance with applicable provisions of the Norwegian Public Limited Companies Act, be jointly and severally liable for the obligation. This statutory liability is unlimited in time, but is limited in amount to the equivalent of the net value allocated to the non-defaulting party in the Demerger.

We may be contingently liable under the Norwegian Public Limited Companies Act for Hydro's loans and debt securities. As of the date of this Offering Memorandum, we estimate to be contingently liable for Hydro's external loans and debt securities in the approximate principal amount of NOK 1 billion, of which approximately NOK 0.5 billion is scheduled to mature in 2004, NOK 0.3 billion in 2005 and NOK 0.2 billion in 2006, as well as any short-term debt and other current liabilities outstanding at the time of the Demerger. The principal amount of such short-term debt and other current liabilities as of December 31, 2003, was approximately NOK 7 billion. Hydro is in the process of waiving our joint liability for Hydro's NOK 49.5 billion debt to its subsidiaries. We may also be contingently liable under Hydro's outstanding guarantees, the aggregate outstanding amount of which as of the date March 5, 2004, was NOK 5.8 billion, of which NOK 4.5 billion is expected to be outstanding at the end of 2004. Hydro and we will continue to use commercially reasonable efforts to obtain our release under Hydro's outstanding loans, debt securities and guarantees, but there can be no assurance that such releases will actually be obtained. Hydro also has unfunded pension liabilities, for which we also are contingently liable as a matter of the joint and several liability provided by Norwegian law, in the approximate amount of NOK 3.6 billion as of December 31, 2003.

➢ ***Certain aspects of the Demerger could cause us to incur tax or tax-related liabilities.***

The Demerger involves the separation of our activities from those of Hydro in a number of countries. Certain of the separations are intended not to be subject to tax in Norway and other jurisdictions but, in certain circumstances, actions taken after the Demerger could cause one or more of the separations, or the Demerger, to be taxable to us. For example, under the Demerger Plan, if changes in our business or corporate structure after the Demerger result in a tax liability for one or more companies in the Hydro Group because such changes constitute a breach of the conditions for tax exemption in connection with an earlier transaction, we may be required to make a payment to Hydro.

Certain capital gains taxes, duties and stamp taxes or other taxes may be payable in connection with the Demerger and the required separation of our business from the other businesses carried on by Hydro. Such taxes could be material.

USE OF PROCEEDS

We will not receive any of the proceeds from the Offer Shares sold in the Global Offering. Hydro will receive the proceeds from the sale of the Firm Shares. Hydro will also receive the proceeds from the sale of any Additional Shares if and to the extent that the Over-Allotment Option is exercised.

DIVIDENDS AND DIVIDEND POLICY

Dividends

Procedure for Declaration of Dividends

Dividends in respect of a fiscal year, if any, will be declared at our annual general meeting in the following year. Under Norwegian law, dividends may only be paid in respect of a fiscal year as to which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by our Board of Directors and approved by our shareholders at a general meeting. The shareholders at our annual general meeting may vote to reduce, but may not adopt a resolution to increase, the dividend proposed by our Board of Directors. Dividends declared and approved in this manner accrue to those shareholders who are shareholders at the time the resolution was adopted, unless otherwise stated in the resolution.

Legal Constraints on the Distribution of Dividends

Dividends may be paid in cash or in kind. The Norwegian Public Limited Companies Act provides several constraints on the distribution of dividends:

- Dividends are payable only out of distributable reserves. Section 8-1 of the Norwegian Public Limited Companies Act provides that distributable reserves consist of the profit for the prior fiscal year (as reflected in the income statement approved by the annual general meeting of shareholders) and the retained profit from previous years (adjusted for any reclassification of equity), less (i) uncovered losses, (ii) the book value of research and development, goodwill and net deferred tax assets (as recorded in the balance sheet, as of the prior fiscal year end, approved by the annual general meeting of shareholders), (iii) the total nominal value of treasury shares which the Company has acquired for ownership or as security in previous fiscal years, and credit and security which, pursuant to Sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act, fall within the limits of distributable equity, and (iv) that part of the profit for the prior fiscal year which, by law or pursuant to our Articles of Association, must be allocated to the undistributable reserve or cannot be distributed as a dividend. Distributable reserves are to be calculated in accordance with Norwegian GAAP.
- Dividends cannot be distributed if our equity amounts to less than 10% of the total assets, measured with reference to our unconsolidated balance sheet as of the prior fiscal year end, except if we follow a creditor notice procedure provided for under the Norwegian Public Limited Companies Act in relation to reductions of share capital.
- Dividends can only be distributed to the extent compatible with good and careful business practice, with due regard to any losses which we may have incurred since the balance sheet date (i.e., the prior fiscal year end) or which we may expect to incur.
- The amount of dividends we can distribute is calculated on the basis of our unconsolidated financial statements.

Dividend Policy

Although it is the responsibility of our Board of Directors and ultimately our shareholders to determine the amount of dividends paid each year, our management will aim at a dividend payment to shareholders of a minimum of 30% of our net income as an average over the business cycle. In any one year, however, the aggregate dividends paid to shareholders may be higher or lower than 30% of our net income, depending on our expectations as to future earnings, cash flow and our financial condition, as well as other factors affecting us. Although we currently intend to pay annual dividends on our Shares, we cannot provide any assurances that dividends will be paid or as to the amount of any dividends. Future dividends will depend on a number of factors prevailing at the time our Board of Directors considers any dividend payment.

PRO FORMA CAPITALIZATION

The following table sets forth our pro forma capitalization as of December 31, 2003, giving effect to the Demerger. The sale of the Offer Shares in the Global Offering will not affect our capitalization. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of our Shares and Share Capital," and the financial statements included in this Offering Memorandum.

NOK Million	
Short- and long-term debt and liabilities	16,871
Shareholders' equity:	
Share capital	543
Premium paid-in capital [1]	3,689
Total paid-in capital	4,232
Retained earnings [1]	4,616
Total retained earnings	4,616
Minority shareholders' interest in consolidated subsidiaries	96
Shareholders' equity	8,944
Total capitalization	**25,814**

(1) Premium paid-in capital and Retained earnings will be adjusted as of the Completion Date according to sections 4.2, 5 and 8 in the Demerger Plan. The aggregate adjustments are not expected to be material.

Our share capital as of December 31, 2003 and as of the date of this Offering Memorandum consists of 319,442,590 Shares.

EXCHANGE RATE INFORMATION

The financial statements included in this Offering Memorandum are expressed in Norwegian kroner, or NOK. We intend to publish our consolidated financial statements in Norwegian kroner.

The following table sets forth, for the periods indicated, the annual and year-end average of the buy and sell rates for each of the U.S. dollar and euro against the Norwegian kroner as published by Reuters at a time between 12:00 and 12:30 Central European Time (CET) (the "Mid-Rate"). Each of the annual Mid-Rates for the calendar years presented has been calculated as the average of the Mid-Rates on the last business day of each month of the applicable year.

	NOK per U.S.$1.00		NOK per €1.00	
Calendar Year Period	Annual Average Mid-Rate	Year-End Mid-Rate	Annual Average Mid-Rate	Year-End Mid-Rate
2001	9.001	9.004	8.048	7.967
2002	7.992	6.940	7.517	7.275
2003	7.037	6.657	7.975	8.393

Plant Nutrition Fundamentals

Like humans and animals, plants need nutrients to grow. Commercially produced mineral fertilizers give plants the primary nutrients needed in a form they can readily absorb and use: nitrogen (N), phosphorus (P) and potassium (K). Other major nutrients such as sulphur, calcium and magnesium are required in lesser, but still significant, quantities. Plants also need a number of micronutrients, such as iron, zinc, copper, manganese and boron, in very small, but essential amounts.

Each of the three major nutrients plays a different role in plant development.

- **Nitrogen** is an essential element for plant growth; it is part of every plant's proteins and is a component of DNA and RNA. Absorbed by plants in larger amounts than other nutrients, nitrogen makes plants green and is usually most responsible for increasing yields in crop plants.
- **Phosphorus** is essential to plant root growth. Phosphorus compounds, referred to as phosphates, are needed in plant photosynthesis (i.e., the production, transportation and accumulation of sugars in the plant) to repackage and transfer energy. Phosphorus is also involved in seed germination and helps plants use water efficiently.
- **Potassium**, or potash, is also necessary for photosynthesis. Potash makes plants hearty and helps them withstand the stress of drought, fight off disease, and protect against cold, weeds and insects. Potassium stops wilting, helps roots stay in place and assists in transferring food. Potassium is a regulator, activating plant enzymes and ensuring that plants use water efficiently.

Although plants will absorb nitrogen, phosphorus and potassium from organic matter and soil materials, this is usually not sufficient to satisfy the demands of crop plants. The supply of nutrients must, accordingly, be supplemented with fertilizers to meet the requirements of crops during periods of plant growth, to replenish nutrients removed from the soil through crop harvesting, or to provide those nutrients that are not already available in appropriate amounts in the soil. The two most important sources of nutrients are manufactured or mineral fertilizers and organic manures. Farmers determine the types, quantities and proportions of fertilizer to apply to their fields depending on, among other things, the crop, soil and weather conditions, regional farming practices, and fertilizer and crop prices.

Plant Nutrient Production; Products

Industry Measurement Conventions Used

When measuring amounts or concentrations (e.g., in product declarations) of the primary nutrients, the fertilizer industry measures nitrogen as such, while phosphate materials, by convention, are measured as di-phosphorus pentoxide ("P_2O_5"), and potassium as di-potassium oxide ("K_2O"). These conventions are used consistently throughout this Offering Memorandum.

Nitrogen

Nitrogen makes up 78% of the air we breathe. In this form, it is inert and insoluble, and not accessible to plants. Ammonia is the basic building block for producing virtually all other forms of nitrogen-based fertilizers. To a lesser extent, it is also used directly as a commercial fertilizer. Ammonia is produced by reacting nitrogen from the air with hydrogen at high pressure and temperature in the presence of a catalyst. The hydrogen is most often produced by reacting natural gas with water at high temperature and pressure in the presence of a catalyst. Natural gas is also used as a process gas (i.e., an energy source) to generate the heat required in the ammonia production process, but this use is minor compared to its use as a raw material in ammonia production.

Because there are natural gas deposits in many locations, ammonia and nitrogen fertilizers are produced in many countries. British Sulphur, a specialist publisher and independent consultant to the

fertilizer industry, has reported that ammonia is produced in approximately 68 countries; urea, the most common of nitrogen fertilizer products, is produced in about 56 countries.

Although the number of chemical processes used in the production of nitrogen fertilizer products is small, there is a wide variety of finished products. The diversity of products facilitates site-specific applications, which take into account factors such as soil type and the requirements of the crop, thus making it possible to achieve optimal plant nutrition.

The principal nitrogen-based fertilizer products are:

- **Ammonia** – used as a fertilizer and as a building block for other nitrogen products, including intermediate products for industrial applications and finished fertilizer products. Ammonia, consisting of 82% nitrogen, is stored as a liquid under pressure or refrigerated. It is gaseous at ambient temperatures and is injected into the soil as a gas. The direct application of ammonia requires farmers to make a considerable investment in pressurized storage tanks and injection machinery.

- **Urea** – formed by reacting ammonia with carbon dioxide (CO_2) at high pressure. From the warm urea liquid produced in the first, wet stage of the process, the finished product is mostly produced as a solid product (containing 46% nitrogen) typically applied in solid form. Urea can be combined with ammonium nitrate solution to make liquid nitrogen fertilizer (urea ammonium nitrate or UAN).

- **Ammonium nitrate (AN)** – produced by reacting nitric acid, an intermediate chemical feedstock produced from ammonia, with ammonia to form a concentrated, watery solution that is subsequently solidified in a prilling or granulation process. Ammonium nitrate is a solid fertilizer (containing approximately 34% nitrogen) typically applied in solid form. Ammonium nitrate is water soluble and used in various fertilizer solutions.

- **Calcium ammonium nitrate (CAN)** – a mixture of AN and calcium or magnesium carbonate (containing 25-28% nitrogen), produced by mixing calcium and/or magnesium carbonate into an ammonium nitrate solution before the solidification process. The lime content of CAN also helps to neutralize soil acidity.

- **Ammonium sulphate (AS)** – has a relatively low nitrogen content (21%). In addition to nitrogen, it contains sulphur (24%). It is used where the lack of sulphur in the soil is a limiting factor in plant growth.

- **Calcium nitrate (CN)** – produced by dissolving a calcium salt such as limestone or the calcium phosphate of phosphate rock in nitric acid. In the latter case, it is a co-product with nitrophosphate products. (See the product listings under "Phosphorus" below.) CN is used to remedy plant deficiencies in calcium and ameliorate soil acidification. It contains 15.5% nitrogen in nitrate form and 19% water-soluble calcium. The product is water soluble and particularly suited for water-born fertilizer application systems.

- **Potassium nitrate (PN)** – produced by reacting sodium nitrate with potassium chloride. Potassium nitrate is used as a potassium and nitrogen fertilizer. Potassium nitrate contains 13.5% nitrogen and 45% water-soluble potassium as K_2O. The water solubility makes it particularly suited for liquid-based applications.

Because of their chemical similarity, AN, CAN, CN and PN are often collectively referred to as "nitrates."

Phosphorus

Phosphorus occurs in natural geological deposits of phosphate rock, which are mined from the Earth's crust. The largest deposits of phosphate rock are located in North Africa, China, India, the United States, Brazil, Australia and Russia. Most phosphate ores require a treatment referred to as beneficiation, which entails washing, crushing, sizing and flotation before the material is pure enough

to be used as phosphate rock raw material for further chemical processing. Phosphate ore deposits are not evenly distributed in the Earth's crust; some countries and areas are endowed with enormous resources. Major mining today occurs only on deposits where grade, geometry and logistics are most favorable for low-cost production. In 2002, 11 countries were responsible for 83% of the world's aggregate production of approximately 143 million tonnes of phosphate rock. As of 1999, the total known reserves of phosphate rock (defined as mineral deposits of established extension that are, or could be, profitably mined under prevailing conditions of costs, market prices and technologies) amounted to 56 billion tonnes, with 60% of this located in Morocco.

To make the phosphorus in phosphate rock soluble and available to plants, the rock is digested with sulphuric or nitric acid to manufacture phosphoric acid, an intermediate product that is further processed to make many different kinds of phosphate-containing fertilizers.

The principal phosphate-based fertilizer products are:

- **Monammonium phosphate (MAP)** (containing 52% phosphate as P_2O_5) and **diammonium phosphate (DAP)** (containing 46% phosphate as P_2O_5) – referred to as ammoniated phosphates because phosphoric acid is treated with ammonia to form these products, both of which also contain nitrogen. Both are widely produced in granular form for use as such or for blending with other types of fertilizers, and are also produced in non-granular forms for use in liquid fertilizers.
- **Nitrophosphate** products – in which part of the nitrogen content is in nitrate form (as opposed to the purely ammonium form found in the MAP and DAP products). Nitrophosphate products are produced when the phosphate rock is dissolved in nitric acid rather than sulphuric acid.
- **Single superphosphate** – produced by treating phosphate rock with sulphuric acid, single superphosphate contains 16-20% phosphate as P_2O_5.
- **Triple superphosphate** – produced by treating phosphate rock with phosphoric acid, triple superphosphate is a highly concentrated form of phosphate fertilizer (containing roughly 46% phosphate as P_2O_5) and is produced in both granular and non-granular forms.

Potassium

Potassium salts, or potash, are mined from naturally occurring ore bodies that were formed as seawater evaporated. Potash ores are found as salts of chlorine or sulphate in salt deposits in some sedimentary basins. The ore is never pure enough and must be beneficiated and purified. Some potassium is also found as brines in lakes or in sub-surface deposits. After it is mined, the potassium chloride is separated from the mixture to produce a granular fertilizer.

Potash deposits are even less evenly distributed in the Earth's crust than phosphate deposits. Only 12 countries mine potash; in 2002, six of those countries (Canada, Russia, Belarus, Germany, Israel and Jordan) produced nearly 90% of the world's aggregate production of approximately 24 million tonnes, measured as K_2O. Canada is the source of one-third of global production. The known reserves (defined as mineral deposits of established extension that are, or could be, profitably mined under prevailing conditions of costs, market prices and technologies) of potash amount to more than 9 billion tonnes. More than 70% of this amount is located in Saskatchewan in Canada.

The principal potash products are:

- **Potassium chloride** (also referred to as muriate of potash or MOP) – containing 40-60% potash.
- **Potassium sulphate** (or sulphate of potash or SOP) – containing 50% potash, potassium sulphate is used for plants that are particularly sensitive to chlorine, such as potatoes, fruits, vegetables and tobacco.
- **Sulphate of potash magnesia** or **potassium magnesium sulphate** – for use in magnesium-deficient soils.

Multi-Nutrient Products

In addition to single-nutrient fertilizer products, there are also multi-nutrient products, which can be categorized as follows:

- **Complex fertilizers** – fertilizers containing at least two of the primary nutrients, obtained by chemical reaction. The granules that result contain a declared ratio of nutrients. MAP, DAP and nitrophosphate products are examples of this type of product.
- **Compound fertilizers** – fertilizer containing at least two of the primary nutrients, obtained by chemical reaction, blending or a combination of both. The granules produced may contain different nutrients in varying ratios.
- **Blended fertilizers** or **bulk blends** – obtained by the dry mixing of several materials. No chemical reaction is involved. Blends should, ideally, involve the mixing of granules of consistent size, weight and surface treatment to avoid segregation, which is undesirable because it reduces the agronomic efficiency of the product.

Multi-nutrient fertilizers often are referred to using their primary nutrient components (e.g., NPK, NP, etc.).

In purely agronomic terms, complex fertilizers offer the most effective way of achieving balanced nutrition, since they contain a declared grade or formula of primary nutrients in each granule and permit an even application due to their stable granule quality and consistent granule size. Complex fertilizers tend to be more expensive and historically have offered better margins than mixtures or blends, but contribute to greater crop yield and quality, especially in the case of the high value-added fruit and vegetable segments (referred to in the industry as "cash crops," as opposed to so-called food crops, like grain), where growers are willing to pay for these benefits.

Bulk blends are produced by a simple process of dry mixing of already-manufactured products. As a result, the capital investment and operating costs associated with bulk blending are small compared to those of manufacturing ammonia and the finished mineral fertilizer products. Similarly, sales margins for bulk blended products are normally much lower than those for chemically manufactured fertilizer products. The discussion of production volumes contained in the description of our business which follows this industry overview distinguishes between chemical manufacturing and bulk blending.

Specialty Fertilizers

Specialty fertilizer products (such as calcium nitrate and potassium nitrate) are targeted for growers of cash crops. The most advanced applications integrate fertilizer application and drip irrigation and adjust input (i.e., the amounts and mix of major and minor nutrients, and trace elements) to optimize plant performance (i.e., growth) continuously. The better margins that tend to be achieved by growers of cash crops relative to those achievable with food crops have led to an increased demand (approximately 5% per year over the last several years) for specially formulated fertilizers demonstrating an ability to enhance yield and crop quality by applying the products according to crop-specific advice. Their use increases the grower's return, helps meet the market demand for quality crops, and enables higher margins than those normally achieved with high-volume fertilizers.

Consumption of Mineral Fertilizers; Historical Development and Projected Growth

Global mineral fertilizer consumption (that is, consumption of all three of the primary plant nutrients) has increased ten-fold since 1950. By 2002, the global market for fertilizer products was estimated at U.S.$70 billion. According to information released by the International Fertilizer Industry Association (the "IFA"), a trade association whose members include 450 companies in some 80 countries around the world, consumption has increased from approximately 14 million tonnes during the 1950/51 fertilizer season to an average consumption level of 138 million tonnes per year over the 1999/00 – 2001/02 fertilizer seasons. The relative breakdown of the latter figure, by primary nutrient, is as follows:

Nitrogen	83 million tonnes (approximately 60%)
Phosphate (P_2O_5)	33 million tonnes (approximately 24%)
Potash (K_2O)	22 million tonnes (approximately 16%).

For the most part, there has been a steady increase in consumption throughout this roughly 50-year period. The most notable of the interruptions in consumption growth were attributable to the oil crises in the 1970s and the drop-off in consumption in the late 1980s and early 1990s associated with the break-up of the FSU and the related economic problems experienced in that region of the world.

The consumption growth since 1950 can principally be attributed to the increase in the world's population and the related decline in the number of hectares per person dedicated to crop production. The graph below illustrates these trends (which are expected to continue into the future) beginning from 1960.



Hectares/Person
0.5
0.4
0.3
0.2
0.1
0.0
Population (billions)
10
8
6
4
2
0
1960
1970
1980
1990
2000
2010E
2020E
Hectares/person
Population

Source: IFA, FAO, Worldmarkets.com

In addition, the world's dietary standard has improved significantly during this period, as reflected by a rise in the per capita caloric intake. Data from The Food and Agriculture Organization of the United Nations (the "FAO") indicate that, on a per capita basis, the human average daily caloric intake increased by approximately 25% from 1961 to 2001.

Mineral fertilizer has played, and is expected to play, an increasingly important role in crop nutrition over time. Using a typical grain crop as an example, natural soil fertility can only sustain a production of approximately 1.5 tonnes per hectare of land over time. Traditional agricultural practices with animal, grass and grain production combined, and full use of the manures produced by the animals, can lift this to approximately 2.0 tonnes per hectare. Through the use of mineral fertilizers, together with other advances in agricultural technologies and practices, the present production has increased to approximately 6.0 tonnes per hectare.

In a report entitled "Fertilizer Requirements in 2015 and 2030" prepared in 2000, the FAO projected an increase in world crop production from 1995/97 to 2030 of approximately 57%. In order to attain the yields projected by the FAO, the FAO forecasts that fertilizer consumption will have to increase from the average level of 138 million tonnes (N, P_2O_5 and K_2O together) per year during the

1993/94 to 2000/2001 period to between 167 and 199 million tonnes per year by 2030. This assumes a slow-down in the growth of the world's population and crop production, and an improvement in fertilizer use efficiency. These figures represent a projected annual growth rate of between 0.7% and 1.3% per year, compared to an actual average annual increase of 2.4% per year between 1970 and 2000.

Other industry sources and analysts have projected higher annual growth rates in fertilizer consumption. The IFA, for example, has projected an annual growth rate of 2.1% through the 2007/08 fertilizer season, though the IFA's report includes a statement that this figure is slightly optimistic, indicating that an average annual growth rate in consumption of between 1.5-2.0% may be more realistic.

Beyond the overall growth in worldwide fertilizer consumption, industry sources, including the IFA, have released information reflecting the change in the relative proportion of fertilizer consumption between developed and developing countries. The IFA data indicate that developed countries accounted for 88% of world fertilizer consumption in the 1960/61 fertilizer season. During the three-fertilizer season period from 1999/00 to 2001/02, that percentage had dropped to 37%; developing countries accounted for 63%. China represented close to 25% of world fertilizer consumption; South Asia (mostly India) and North America (mostly the United States), each 16%; Western Europe, 12%; and Latin America, 8%.

The IFA's medium-term (i.e., through the 2007/08 fertilizer season) forecasts of annual growth rates in fertilizer consumption in different regions of the world highlight the trend suggested by the percentages in the preceding paragraph: consumption growth rates in the developing countries are expected to continue to exceed those of developed countries. This is, in part, attributable to the historic pattern that improved standards of living lead to the incorporation of a greater proportion of meat (and other proteins) into grain-based diets. Production of high-protein foods such as meat and dairy products requires larger amounts of grain and thus more fertilizer. The projected annual growth rates in consumption of developing countries in regions such as South America, Asia, and Central and Eastern Europe range from 1.8%-3.5%. In contrast, the projected annual growth rates of fertilizer consumption in North America and Western Europe range from a negative (0.9%) to 0.2%. The IFA's projected annual growth rates for each of the three primary nutrients vary from region to region, but overall are relatively similar (i.e., phosphate fertilizers, 2.7%; nitrogen and potash, approximately 2.0%).

Capacity and Production Levels of Mineral Fertilizers

The tables below provide information on the worldwide production capacity of nitrogen, phosphate (P_2O_5) and potash (K_2O), the average annual global production level during the 2000-2002 period and the proportion of production within the countries or regions accounting for the largest amounts of that production, all based on information available from the IFA.

Nitrogen

2002 Production Capacity (Ammonia) [(1)]	130.2 million tonnes
2000-2002 Average Annual Global Fertilizer-related Production [(1)]	106.9 million tonnes
Percentage of Global Production:	
China	27%
Eastern Europe and Central Asia	14%
North America	13%
Western and Central Europe	13%
India	9%
Middle East	7%
Others	17%

(1) The difference between the production capacity figure and the production level of nitrogen fertilizer primarily reflects the significant use made of ammonia as an industrial raw material.

Phosphate (P_2O_5) in phosphoric acid

2002 Production Capacity	41.8 million tonnes
2000-2002 Average Annual Global Production [(1)]	28.5 million tonnes
Percentage of Global Production:	
United States	35%
Africa	20%
China	10%
Russia	7%
Others	28%

(1) Phosphoric acid is the major, but not the only, source of phosphate in fertilizers. Additional quantities are derived from other processes (such as the nitrophosphate process that we employ for important parts of our NPK manufacturing, and from products such as Triple Super Phosphate and Basic Slag).

Potash (K_2O)

2002 Production Capacity	36.3 million tonnes
2000-2002 Average Annual Global Production	26.1 million tonnes
Percentage of Global Production	
Canada	33%
Russia and Belarus	30%
Western Europe (principally Germany)	18%
Israel and Jordan	11%
Others	8%

Fertilizer Producers

Given the variety of nutrients required by plants and the different locations of the key raw materials involved in the generation of such nutrients, the mineral fertilizer industry has evolved over the years into a number of nutrient-specific sub-sectors with the geographic scope of producers' markets reflecting, to a large degree, regional orientations. Many countries have a fertilizer industry of their own, reflecting the desire to secure their own food supply. Nonetheless, based on information available from industry sources such as CRU International Limited, a U.K.-based consulting company ("CRU"), IFA and Fertecon Limited, an independent company which provides economic analysis of and consulting services to the fertilizer industry ("Fertecon"), in 2002, 29% of the world's production of ammonia and the highest-volume fertilizer products were sourced through international trade, as reflected by the table below.

Product	Production (million tonnes)	Trade (million tonnes)	Trade as a % of Production
Ammonia	132	16	12%
Urea	114	26	23%
Nitrates	45	15	33%
Phosphate (MAP, DAP)	38	17	45%
Potash (MOP)	43	34	79%
Total	372	108	29%

Although the fertilizer industry is highly fragmented globally, the European fertilizer market is highly consolidated and the U.S. market is currently undergoing a significant reorganization. In certain regions of the world (e.g., the European Union and the United States), producers are mainly private enterprises, including some of the larger producers in the industry: Yara; Potash Corporation of Saskatchewan (PCS), based in Canada; Agrium, based in Canada; K+S Gruppe, based in Germany; IMC Global Inc., based in the United States, which has recently announced that it has entered into a definitive agreement to combine its phosphates and potash businesses with Cargill Crop Nutrition's nitrogen production and distribution operations; and entities that are subsidiaries or divisions of energy or chemical companies (e.g., DSM, Kemira and Total). In other regions (e.g., China, Russia and North Africa), producers are mainly state- or quasi-state-owned entities. None of the industry participants in the main fertilizer production regions of the world can claim to benefit from all the key competitive advantages, such as ready availability of raw materials, low energy costs, modern, efficient plants, proximity to markets and favorable distribution logistics.

Sales and Distribution of Mineral Fertilizers

Sales of fertilizer products to end users are generally made through independent retailers, resellers, farmer cooperatives, affiliated dealer organizations and brokers. Markets for fertilizer products are seasonal within a given geographical market, with the timing of application determined by the overall cycle of crop growth, local weather conditions, soil conditions and the type of agricultural activity. Nitrogen, for example, has to be applied to arable crops mainly during the period of active crop growth, which is usually in the spring. Applications of phosphate and potash fertilizers are not necessarily confined to such a short period, although a peak occurs during the spring as these nutrients are usually applied in combination with nitrogen.

Although demand is largely concentrated in one short period within a given geographical market, the most efficient way to operate a fertilizer production plant is to manufacture product evenly throughout the year. As a result, participants in the fertilizer industry benefit by having access to distribution systems that can accommodate large quantities of stored material. Producers often rely on distributors and, to some extent, cooperation from fellow manufacturers, in order to ensure that sufficient quantities of mineral fertilizer are stored in or transported to the vicinity of the farmers at the appropriate time. In general, the greater the extent of a producer's presence in a number of different regional markets and the greater the size of its distribution network, the better able the producer is to mitigate the effects of the inherent seasonality of the fertilizer industry.

Pricing of Fertilizer Products

The fertilizer industry is cyclical, reflecting the commodity nature of ammonia and the major finished fertilizer products (e.g., urea, DAP, MAP, MOP and SOP). In the normal course of business, industry participants are exposed to fluctuations in supply and demand, which can have significant effects on prices across all participants' commodity business areas and products and, in turn, their operating results and profitability. Changes in supply can result from capacity additions or reductions and from changes in inventory levels. Demand for fertilizer products is dependent on demand for crop nutrients by the global agricultural industry, which, in turn, depends on, among other things, weather conditions in particular geographical regions. Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization, until the cycle is repeated.

In Europe, plant closures beginning in 1999 and continuing in 2000 resulted in an overall reduction in European production capacity of approximately 2.5 million metric tonnes, representing approximately 20% of the total nitrate capacity prior to such closures. Additional capacity was closed in 2001 and 2002. The plant closures have since contributed to an improved balance between supply and demand in the European nitrate and NPK fertilizer markets, an increase in capacity utilization rates and improved margins.

Based on information available from industry sources, limited new capacity is expected to come on line worldwide before 2005. However, in 2005, plants currently under construction in Egypt, Iran, Oman, Saudi Arabia, Vietnam, China, Australia and Trinidad and Tobago are scheduled to commence production. Notwithstanding the information available as to anticipated capacity additions over the next several years, there is considerable uncertainty, and market experts have widely varying views, as to future fertilizer prices. Some industry analysts believe production capacity additions will be more than sufficient to meet anticipated growth in the demand for fertilizer, particularly from 2005 onwards, so that prices will be determined by so-called swing producers' cash costs, and are likely to be lower. (See "Cost of Raw Materials" below.) Others believe that project delays in the completion of construction of new plants and further closures will counterbalance supply growth, and that a tight grain supply and demand balance will lead to strong growth in fertilizer demand, such that a downturn in the fertilizer market will not occur until the 2007/08 fertilizer season.

The cyclicality of the mineral fertilizer industry affects price levels and, to a much lesser extent, consumption of the three primary nutrients, in different ways. Prices of nitrogen-based fertilizers are more volatile than the other two primary nutrients because this segment of the industry is relatively less consolidated and is affected by raw material (i.e., natural gas) cost swings. There are fewer suppliers of phosphate and potash, both of which involve less energy-intensive production processes. In contrast, sales volumes of nitrogen-based fertilizers vary less from one fertilizer season to the next, because nitrogen must be applied every year to maintain crop yields. Phosphate and potash are retained in the soil over time to a much higher degree than nitrogen, which makes it easier for the farmer to reduce the use of phosphate and potash in the short term.

In addition to the effect of the industry's cyclicality, prices of fertilizer products are influenced by a number of other factors, including those discussed below.

Grain Prices

As can be seen from the graphs below, grain consumption has surpassed production in each of the last four years, resulting in declining inventories. Grain production in 2002 was negatively influenced by adverse weather conditions in several key grain exporting regions, most notably the United States, Canada and Australia. This was only partly compensated by strong harvests in FSU countries.


million tonnes
2000
1950
1900
1850
1800
1750
1700
1995
1997
1999
2001
2003
Grain Consumption
Grain Production


million tonnes
U.S.$/bushel
900
800
700
600
500
400
300
200
100
0
5
4
3
2
1
0
1995
1997
1999
2001
2003
Grain inventory
Price of corn(CBOT)

Source: FAO, USDA, Blue-Johnson (for price information)

For the last two years, the decline in grain inventory has resulted in higher grain prices. In general, higher grain prices normally stimulate increased grain production, increasing the demand for fertilizer with resulting upward pressure on fertilizer prices. Fertilizer demand increased strongly in 2002, but the positive price effect was offset by the downward pressure on fertilizer prices attributable to lower natural gas prices in the United States. The improved fertilizer prices in 2003 can be partly explained by a continuing tightening of the grain balance. Based on information from Blue, Johnson & Associates, a U.S. consulting and market research company focused on natural gas and the fertilizer industry, grain prices and fertilizer prices have historically reflected a close correlation, as illustrated by the graph below indicating the price levels of corn and urea since 1980.


U.S.$/bushel corn
U.S.$/tonne urea
6
5
4
3
2
1
0
300
250
200
150
100
50
0
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
Corn Chicago cash
Urea fob Middle East

Source: Blue-Johnson

Cost of Raw Materials

Natural Gas Price in the United States Creates Ammonia Price "Floor"

The cost of natural gas accounts for as much as 70-90% of the total cash cost (i.e., costs of production excluding such items as depreciation, corporate overhead and debt service) of ammonia production. It takes approximately 36 million British thermal units ("MMBTU") of natural gas feedstock and fuel to produce one tonne of ammonia. From 1999 through the first half of 2003, the price of natural gas in the United States was the single-most important factor in the pricing of ammonia. During this period, there was essentially a zero margin between the price of natural gas in the United States and the global price of ammonia. During the second half of 2003, ammonia prices were demand-driven and decoupled from the price of natural gas.

For approximately 13 years (i.e., 1987-1999), U.S. fertilizer companies enjoyed a competitive advantage over their Western European counterparts by virtue of their access to relatively cheap natural gas. Western European fertilizer producers, then and now, source natural gas under contracts with pricing formulas that are linked to the price of liquid hydrocarbons (most often, low sulphur heavy fuel oil). During the 1987-1999 period, natural gas prices in the United States ranged from a low of approximately U.S.$1 per MMBTU to a high of approximately U.S.$3 per MMBTU. Beginning in 1999, natural gas demand began to outstrip supply in the United States, resulting in natural gas prices rising fairly sharply, with notable peaks during the winters of 2000/01 and 2002/03. In 2003, U.S. natural gas prices remained at or near U.S.$5 per MMBTU. According to The Fertilizer Institute, a Washington, D.C.-based trade association, the increase in the price of natural gas in the United States has led to the permanent closure of 11 U.S. ammonia plants in the last three years, representing about 20% of U.S. capacity, and the temporary idling of an additional 25% of capacity. The plants closed have tended to be those located along coastal areas or the Mississippi River, where the transportation costs associated with the import of ammonia into the United States make such imports more economic. Many companies with ammonia production facilities in the United States have become swing producers, producing only when natural gas prices are at levels allowing them to cover their cash costs of production.

The sharp rise in U.S. natural gas prices and the resulting curtailment of U.S. fertilizer production have had an upward impact on fertilizer prices throughout the distribution chain. At the farm level, the ammonia price and that of nitrogen-based fertilizers in the United States increased to near-record high levels early in 2003. Based on U.S. natural gas forward prices, a price "floor" for ammonia is expected to be at a relatively high level through 2006. In the long-term, the addition of new production capacity with technological, raw material or other cost benefits is expected to determine the price levels of commodity fertilizer products such as ammonia and urea.

Ammonia Price Creates Urea Price "Floor"

Historical data reflect the linkage between the ammonia price and the price of urea.



U.S.$/tonne
250
200
150
100
50
0
Jan -94
Jan -96
Jan -98
Jan -00
Jan -02
Jan -04
Urea price fob Middle East
Urea cash cost based on ammonia

Source: Average of international publications

It takes approximately 0.57 to 0.59 tonnes of ammonia to produce one tonne of urea. The other cash costs of urea production relate principally to energy and other utility costs and other production costs (including loading of the product). The urea price must reflect a sufficient margin or premium above the ammonia price to cover the cash costs of upgrading the ammonia; otherwise, the fertilizer producer has an economic incentive to simply sell the ammonia.

As reflected in the graph below, there is, in turn, a strong correlation between global urea prices and European nitrate prices, the latter reflecting a relatively stable margin above the urea price, when measured in U.S. dollars per tonne of nitrogen for both products. Urea and nitrates are (and are expected to remain) substitute products for one another. European farmers are, in essence, willing to pay only so much more for the preferred nitrate products than for urea.



U.S.$/tonne nitrogen
700
600
500
400
300
200
100
0
CAN cif Germany
Urea fob Middle East

Source: Average of international publications

Transportation Costs

Prices of fertilizer products vary from region to region based largely on transportation costs. Fertilizer is a bulky and relatively low-cost product and the cost of handling and transportation is, in relative terms, high. Logistical costs vary by region, but may represent up to 20% of the price paid by the farmer for fertilizer sourced from the region in which the farmer is located and substantially more

than that if product is imported from outside that region. As the major sources of competitively priced raw materials (including natural gas) are geographically concentrated, producers' ability to balance transportation costs between different parts of the production processes to achieve competitive delivered costs becomes important.

National and Regional Agricultural and Industrial Development Policies

National and regional agricultural and industrial development policies, including trade policy measures such as subsidies, quotas, import duties and anti-dumping legislation, and environmental measures, can also affect fertilizer demand, thereby influencing fertilizer prices.

The price of fertilizers sold into the agricultural market, as influenced by all of the above factors, tends ultimately to be determined by negotiation at the time of sale depending on the supply/demand balance for the relevant plant nutrient and the particular form of product being sold and purchased. Because of the issues associated with matching continuous production with seasonal consumption, it is common in the industry for products to be sold using a progressive pricing structure, whereby producers offer products at a progressively increasing price from the off-season to the application period, thus enabling retailers and cooperatives to recover the cost of early purchase and storage of fertilizers.

Overview

We are a global leader in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. We also distribute and sell a wide range of phosphate- and potash-based mineral fertilizers, as well as complex and specialty mineral fertilizer products sourced from third parties. In 2003, we had operating revenues of approximately NOK 38.3 billion, of which approximately NOK 33.5 billion came from the sale of mineral fertilizers and merchant ammonia.

The core of our operations is the production and sale of nitrogen-based fertilizers. As of December 31, 2003, we had 5.2 million tonnes of ammonia production capacity, including our share of the production capacity of non-consolidated investee companies. We are the world leader in ammonia, as measured by production capacity (our fully-owned plants have an aggregate capacity of 4.3 million tonnes), shipping capacity, trade and maritime storage capacity in deep-sea ports. We are the largest producer of nitrates, the most important fertilizer type in Europe. To complement our nitrogen-based product offerings, we also market phosphate- and potash-based fertilizers sourced from third parties, and are a leader in sales of value-added specialty fertilizers and complex fertilizers (NPK), which represent the majority of multi-nutrient fertilizers applied in Western Europe. This enables us to offer customers a balanced nutrient portfolio. In addition, we market certain industrial gases and nitrogen chemicals that, in general, are co-products of our fertilizer operations.

We estimate that, as of year-end 2003, our aggregate sales of nitrogen fertilizers represented approximately 6.5% of global consumption of fertilizer nitrogen, and that our aggregate sales of all fertilizers represented approximately 6% of global consumption. In Europe, we estimate that our sales of nitrogen fertilizers to markets in the EU, Norway and Switzerland during the 2002/03 season represented approximately 25% of fertilizer nitrogen consumption in these markets.

Effective October 1, 2003, our management divided the business into three operating segments: Upstream, Downstream and Industrial. The Upstream segment, based on our worldwide ammonia and urea production, consists principally of our global production units, joint venture production units and the Ammonia Trade and Shipping ("ATS") unit. The Downstream segment consists of our sales and marketing units, including our locally focused chemical and bulk blending production facilities, and our distribution and logistical assets (i.e., warehouses and bagging facilities). The Industrial segment markets numerous nitrogen chemical products mainly originating from our fertilizer operations, with certain of such products being intermediates in the production of fertilizer. The Industrial segment also markets large quantities of carbon dioxide obtained from the Upstream segment's ammonia plants and a wide range of other industrial gases. For a further description of the activities of each segment, see "– Operating Segments" below.

In 2003, we sold a total of approximately 22.2 million tonnes of fertilizers and associated nitrogen chemicals, consisting of approximately 20.1 million tonnes of fertilizers and 2.1 million tonnes of nitrogen chemicals (the latter predominantly sold by the Industrial segment). In addition, our Industrial segment sold other products, such as industrial gases and carbon dioxide and other non-nitrogen chemical products. For some of these products, for example, industrial gases and propane (which are sold in cylinders), tonnes are not a meaningful measure of volume. Sales of fertilizer and nitrogen chemical products produced by us aggregated approximately 15.3 million tonnes, including bulk blended products. Other industrial chemical products sold by the Industrial segment amounted to approximately 0.1 million tonnes. The balance of our 2003 sales volumes consisted of products purchased for resale from joint venture companies (approximately 1.4 million tonnes) and third parties (approximately 5.5 million tonnes). In addition to purchasing products for resale, we purchased approximately 2.0 million tonnes of products as input for bulk blending.

Over the last ten years, we have increased our operating revenues and sales volumes through a combination of organic growth, increased sourcing of product from third parties and joint venture companies, and targeted acquisitions. Our sales volumes have increased in that period at a compound annual growth rate of 4.3%, with volumes outside Europe reflecting a higher growth rate than in Europe, our primary market. This reflects the higher annual growth rates in fertilizer consumption in

developing countries in regions such as South America and Asia. However, even in Europe, where overall fertilizer consumption has remained essentially flat, we have achieved volume growth of roughly 2% in the last ten years.

Competitive Position

Our strong competitive position within our industry is the result of our efforts to reduce our exposure to and, where possible, benefit from the cyclicality of our business, primarily through:

- our low-cost position and related productivity improvements;
- access to relatively inexpensive natural gas in Qatar and Trinidad and Tobago;
- capacity reductions in Western Europe, as well as streamlined operations globally;
- a global downstream market presence; and
- the increased proportion of earnings derived from the sale of differentiated products (such as specialty fertilizers) to "high end" fertilizer markets and for industrial applications.

Low-Cost Position/Productivity Improvements

Following completion of a three-year turnaround program (1999-2001), our management believes, based on statistical information made available by the European Fertilizer Manufacturers Association ("EFMA"), that we have established a cost position below the average of other European producers. Our relative cost position according to these statistics is illustrated below.



Ammonia cost position
102
91
90
Nitrate cost position
87
87
80
NPK cost position
100
90
89
2000
2001
2002
Yara cost as a percentage of European average
Yara cost as a percentage of European average (excluding Yara)

Source: EFMA

While the EFMA has not yet made available statistical information for 2003, we have no reason to believe that our relative cost position has changed in any material respect compared to other European producers.

In response to the intense competition within the fertilizer industry and other market forces, we have steadily strengthened our results by cutting costs and improving productivity, principally through completion of the turnaround program. Through the turnaround program, we achieved total manning reductions in excess of 30% and a similar magnitude of reductions in fixed costs (primarily salaries and related costs, purchased services for plant and facility maintenance, and sales and general administration costs).

The graphs below illustrate the estimated fixed cost reductions (stated on a per tonne basis) and productivity improvements at our European plants achieved through the turnaround program and the continuous improvement program initiated subsequent to the turnaround program.

Fixed Costs per Tonne – European Plants
(excluding non-recurring items, at 2003 currency rates)


300
275
250
225
200
(NOK/tonne)
1999
2000
2001
2002
2003

The level of fixed costs depicted in the above graph has been adjusted by converting costs incurred in other currencies to the Norwegian kroner, using 2003 average exchange rates for such currencies for the years 1999-2002, and adjusting for non-recurring items (mainly redundancy costs relating to the turnaround program). The aggregate adjustments amount to NOK 22 per tonne (1999), NOK 9 per tonne (in 2000), NOK 16 per tonne (in 2001), NOK (6) per tonne (in 2002) and NOK 1 per tonne (in 2003). Of this, adjustments for non-recurring items were NOK 12, 5, 15, 5 and 1 per tonne for each of the years 1999-2003, respectively.

Production per Employee
European Plants


4500
4000
3500
3000
2500
2000
(Tonnes)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

The turnaround program and the continuous improvement program that has followed have resulted in a significant improvement in capacity utilization at our production facilities. The difference in capacity utilization between 1999 and 2003 for some of our major plants is illustrated in the table below:

	1999 capacity utilization(1)		2003 capacity utilization(1)	
Production Plant	**Ammonia**	**Fertilizer**	**Ammonia**	**Fertilizer**
Sluiskil	97.0%	97.6%	95.0%	94.3%
Porsgrunn (2)	29.0%	94.5%	84.3%	98.8%
Brunsbüttel	82.0%	81.3%	100.0%	96.2%
Trinidad (3)	86.9%		100.0%	

(1) The capacity utilization is indexed against the highest achieved production rate in the period considered.
(2) The Porsgrunn ammonia plant was in operation for only part of the year in 1999 because of revamping of the facility.
(3) The Trinidad facility does not produce fertilizer products.

Having implemented measures to improve our operating performance as part of the turnaround program, management expects improvements in productivity in the near future to be more moderate than those achieved in the 1999-2001 period.

Our low cost position is also partly a result of our access to relatively low-cost natural gas. Our joint venture investments in ammonia and urea manufacturing in the Middle East (Qatar) and the Caribbean (Trinidad and Tobago) are based on the availability of low-cost natural gas in these areas. However, we have less than 50% interests in these entities. Accordingly, the benefits associated with this relatively low-cost natural gas are not reflected in our operating income, but instead appear in the income statement as part of the "Equity in net income of non-consolidated investees" line item, which affects EBITDA.

Capacity Reductions

The turnaround program also included capacity reductions. Western Europe, our traditional home market, has experienced a downward trend in fertilizer consumption in recent years. Through the late 1990s, the Western European nitrate market was characterized by production over-capacity (estimated to have been between 2.5 and 3.0 million tonnes, roughly 20% of total nitrate capacity). For us and other producers of nitrate fertilizer, this meant low product prices and increasingly severe pressure on margins, as well as reduced capacity utilization at nitrate fertilizer production plants. In response to these unfavorable market conditions, we announced in late 1999 our decision to reduce our nitrate fertilizer production capacity in Europe by approximately 1 million tonnes. Other European producers of nitrate fertilizer implemented capacity reductions of their own. Plant closures in 2000 resulted in an overall reduction in European production capacity of approximately 2.5 million tonnes. Additional capacity was closed in 2001 and 2002. Over the same time period, individual Western European producers of complex fertilizers chose to reduce their production capacity of complex fertilizers (NPK). Our management believes that plant closures have contributed to an improved balance between supply and demand in the European nitrate and NPK fertilizer markets, an increase in capacity utilization rates and improved margins. Our management believes that the supply and demand balance for nitrogen-based fertilizers should benefit from the limited capacity additions anticipated prior to 2005, implying that plant utilization rates should remain fairly high during this time.

In addition to the capacity reductions (consisting of the closure or sale of 11 production units), the turnaround program involved our closure of 12 market organizations (i.e., local units that did not have production facilities) and sale of more than 25 businesses considered non-core.

Global Downstream Market Presence

We have built a global marketing network and distribution system, consisting of sales offices, chartered dry bulk ships, bulk blending plants, terminals and bagging operations. We have a presence in approximately 17 countries in Europe and 27 countries outside of Europe. As a result, we have a local presence on five continents, sales in approximately 120 countries and more than 160 infrastructure points (i.e., plants, terminals and warehouses). Although our market position in any single market is not unique in our industry, our global presence, built and expanded upon over a period of approximately 30 years, combined with the skills, competencies and cultural understanding of our personnel, constitutes a significant differentiating factor.

Our global market presence provides several benefits, each of which helps to mitigate the effects of the industry's cyclicality and strengthen our competitive position:

- It reduces our exposure to adverse market conditions that may exist in a particular region by allowing us to shift products to regions (or portions of regions) with more favorable market conditions. Supply/demand shifts are often specific to one region. Our infrastructure in planning, product supply through manufacturing and purchasing, logistics, storage and distribution, makes it possible to benefit from the time lag associated with changes in market conditions in any one region by shifting product between or among regions.

- It enables arbitrage opportunities between or among product markets (e.g., shifting from a more differentiated product to a commodity product at certain times).
- It mitigates the seasonality inherent in the fertilizer business, as production can be directed to regions with different peak periods of fertilizer application.
- It enables us to take advantage of opportunities such as currently exist with the differential between the lower cost of natural gas sourced from our operations in Trinidad and Tobago and the relatively high cost of natural gas prevailing in the United States.
- It positions us to increase our sales volumes more readily in regions of the world experiencing higher rates of growth in fertilizer consumption, such as Asia and Latin America.

Increased Emphasis on Higher Margin Specialty Fertilizers

We are a leading producer of calcium nitrate, which is produced as a co-product from our nitro-phosphate production process. In 2001, we entered into a global sales and marketing agreement with SQM, a Chilean specialty fertilizer and industrial chemicals company. The relationship with SQM, the world leader in the production of potassium nitrate, has enhanced our position within the market for specialty fertilizers.

Production and Sale of Products for Industrial Applications

Our nitrogen fertilizer manufacturing processes provide access to a wide range of nitrogen chemicals that are used as raw materials for a variety of industrial processes. These products range from ammonia, nitric acid and other intermediates to customized variants of finished fertilizer products such as technical ammonium nitrate, which is used in the manufacture of industrial explosives. Some ammonia production processes involve the production of air gases such as oxygen, nitrogen and argon, in addition to carbon dioxide. These are the core products of the industrial gas industry.

With the production infrastructure in place, we have developed significant market positions for nitrogen chemicals in the areas surrounding our nitrogen manufacturing plants. We have also invested in the development of industrial gas markets, especially in Scandinavia, and in the development of a significant carbon dioxide position in the North Sea basin and in selected other European countries. We have a leading position in the global merchant market for technical ammonium nitrate for the manufacture of industrial explosives, in addition to being a supplier to local explosives companies.

The different characteristics of the industrial market, notably the more even off-take of product throughout the year, and the opportunity to customize to a larger degree than for most plant nutrition products, contribute to relatively stable revenues and profits. In some product segments, our research and development efforts have resulted in notable market advances over time.

Strategy

We aim to further develop our business model, the principal components of which are summarized below.

Continued Focus on Productivity Improvement and Fixed Cost Reduction

Maintain and Improve Low Cost Base and High Capacity Utilization

Through our turnaround program, we have achieved a favorable cost position. We have taken, and intend to continue to take, positive action to counterbalance cyclicality. Nevertheless, our business in general and our Upstream segment in particular are likely to continue to be exposed to the cyclical nature of the fertilizer industry due to fluctuations in commodity prices (e.g., natural gas, ammonia and urea). Therefore, we see cost competitiveness as a key success factor in order to ensure a sustainable business. Accordingly, we will continue to focus our efforts on maintaining and further improving our favorable cost position. This includes efforts to decrease fixed costs and at the same time to improve operational procedures and methods so as to increase production capability.

Improve Capital Efficiency

The seasonality of consumption of fertilizers combined with the often great distance between the producer and the point of sale and consumption make logistics and working capital control more important in the fertilizer industry than in many other industries. Through the turnaround program, we were able to make significant progress in optimizing working capital management, and working capital management will continue to be a focus for us going forward.

Capitalize on Strong Global Platform and Leading Positions in Core Business Areas

Further Expand Downstream Presence

One of our principal competitive advantages is the global marketing presence of our Downstream segment. We intend to continue to leverage our extensive marketing and distribution network, our complete product range, and our strong purchasing power. Third-party sourcing reduces the need for heavy investment in new plants and equipment to support growth.

We intend to assess the possibility of gaining access to increased ammonia volumes from locations considered well-placed to serve demand in growth markets for mineral fertilizer, and extending our position in the large North American market, where high domestic natural gas prices are currently weakening domestic producers.

Improve Market Position

Our management expects that our dedication to the key account customers of our global marketing and sales organizations, our well-maintained production facilities and our global competence will create a basis for increasing our market share. For example, based on annual levels of consumption, nitrate is the most important fertilizer in Europe. We are the leader in Europe, both in sales and production volumes, of nitrates. We also enjoy a production cost advantage over the European nitrate industry. While the European fertilizer market is mature, our management is of the view that we have established a good basis to further develop our European market share. Many of our competitors are parts of larger corporate entities that do not view the fertilizer industry as a core activity. Since consolidation is ongoing in the distribution chain for fertilizers, our key account customer relationships may position us well for access to customers across a broader part of the value chain. We have also successfully developed our business in markets where the potential for growth is higher, such as South America. Through our acquisition of Trevo in Brazil and following a successful turnaround of that business, we have become one of the leading fertilizer producers in the region.

Actively Participate in Industry Consolidation

As an independent company, we have an improved ability to take part actively in industry consolidation. We intend to evaluate potential strategic acquisition opportunities on a case-by-case basis with the aim to strengthen our market presence and distribution network. Our management continuously reviews acquisition opportunities, but there are currently no specific plans to make any material acquisitions.

Develop Differentiated Products

We intend to continue to develop our differentiated products and services both for plant nutrition (e.g., specialty fertilizers and nitrophosphate–based complex fertilizer products) and industrial use (industrial gases, carbon dioxide and nitrogen chemicals). Differentiated products require additional competencies in product application and marketing. Our production capacity and production processes (in particular, our co-production of calcium nitrate through the nitrophosphate production process), combined with our global downstream presence, provide a foundation for the development of further differentiated plant nutrition applications. This should allow us to improve the overall margin of the business as well as enhance our ability to counterbalance the cyclicality of the fertilizer industry.

Selective Capital Expenditures

Successful further development of our market positions in our Downstream and Industrial segments will depend on continued availability of stable and competitively priced products. Over the past years, we have developed our market position with limited investment in manufacturing capacity. In the future, however, we may participate in the development of additional fertilizer capacity. The decision in October 2001 to participate in the Qafco-4 ammonia and urea project (see the discussion under " – Operating Segments – Upstream – Production Facilities") is an example of this strategy. The decision was based on the combined effects of a long-standing history of cooperation with the joint venture partner, the infrastructure established in Qafco (three ammonia plants and three urea plants in operation) and the favorable location close to natural gas resources and growth markets.

Attract, Retain and Develop Highly Qualified Personnel

We aim to utilize the full breadth and depth of talent that we already possess. To achieve this, we intend to establish clear and decisive management processes that include:

- a uniform, transparent, global reporting system and clear decision-making processes for managers;
- clear personnel management processes that appropriately identify, recognize, develop and reward the Company's best talents;
- local empowerment of management with clear accountability and success criteria; and
- performance-driven employee compensation.

Operating Segments

Our business is divided into three operating segments: Upstream, Downstream and Industrial.

The Upstream segment is based on our worldwide ammonia and urea production, including the global trade and shipping of ammonia, as well as nitrate and complex fertilizer production co-located with ammonia production and serving both domestic and international markets. Virtually all of our ammonia and urea production capacity is in the Upstream segment. In terms of assets, the Upstream segment consists of:

- our global production units at Porsgrunn (in Norway), Sluiskil (in the Netherlands), Brunsbüttel (in Germany), Le Havre (in France), Ferrara (in Italy) and Point Lisas (in Trinidad and Tobago);
- joint venture production facilities in Trinidad and Tobago (from which we source ammonia) and in Qatar (from which we source urea); and
- our ATS unit, which includes a fleet of owned and chartered ships with an aggregate capacity of approximately 200,000 tonnes and total maritime storage capacity (export and import) of approximately 500,000 tonnes.

In 2003, the Upstream segment's operations generated operating revenues of approximately NOK 15.2 billion.

The Downstream segment consists of our sales and marketing units, but also includes our European production facilities that primarily supply their regional home markets, as well as our fertilizer plants in South Africa (Potchefstroom) and Brazil (Rio Grande), each of which produces NPK for its home market. The Downstream segment's global planning unit optimizes the sourcing of products from our production facilities, joint ventures in which we have an interest and third parties. The Downstream segment also optimizes the sale and distribution of such products through our global marketing network. In 2003, the Downstream segment's operations generated operating revenues of approximately NOK 29.0 billion.

The Industrial segment markets numerous industrial products mainly originating from our fertilizer operations, with certain of such products being intermediates in the production of fertilizers. Several of our fertilizer production plants in Europe supply industrial products. This improves production economics and logistics and provides a source of stable revenues and profits. In 2003, the Industrial segment's operations generated operating revenues of approximately NOK 4.7 billion.

The table below sets forth our operating revenues and the approximate percentage of such revenues accounted for by each operating segment in the 2001-2003 period.

	Year ended December 31,					
	2003		2002		2001	
Segment	Operating Revenues (in NOK Billion)	%	Operating Revenues (in NOK Billion)	%	Operating Revenues (in NOK Billion)	%
Upstream	15.2	40	11.1	33	13.3	35
Downstream	29.0	76	26.7	80	29.4	79
Industrial	4.7	12	4.4	13	4.9	13
Other and eliminations(1)	(10.6)	(28)	(8.7)	(26)	(10.1)	(27)
Yara Total	38.3	100	33.5	100	37.4	100

(1) Approximately NOK 10.8 billion, NOK 8.9 billion and NOK 10.7 billion of internal revenue has been eliminated in 2003, 2002 and 2001, respectively, reflecting sales between the segments. For each of these years, the distribution of these inter-segment revenues was approximately 88% (Upstream) and 12% (Downstream). External operating revenues generated by minor, non-core activities classified in the table above as "Other and eliminations" were approximately NOK 0.2 billion, NOK 0.2 billion and NOK 0.5 billion in 2003, 2002 and 2001, respectively.

The table below provides a geographic breakdown, by continent, of 2003 sales volumes of fertilizer products and associated nitrogen chemicals.

Continent	2003 Consolidated Sales Volumes (in millions of tonnes)(1)
Europe	11.5
Latin America	3.2
Asia/Oceania	3.2
Africa	1.9
North America	2.4
Total	22.2

(1) After elimination of intersegment sales volumes. ATS's ammonia sales are not included.

Fertilizer sales in Europe were mainly sourced from the Upstream segment's production facilities (approximately 3.8 million tonnes, of which 87% consisted of nitrates, NPK and urea) and the Downstream segment's production facilities (approximately 4.8 million tonnes, of which 98% consisted of nitrates, NPK and UAN). Approximately 22% of sales volumes outside of Europe were sourced from the Upstream segment's production facilities in Europe.

The table below provides a more detailed breakdown of sales volumes of fertilizer products, identifying the source of product, for the periods indicated:

	2003		2002[3]		2001[3]	
Sources of products [1]	(in millions of tonnes)	(%)	(in millions of tonnes)	(%)	(in millions of tonnes)	(%)
Produced by Upstream	6.9	45	6.6	46	6.4	45
Produced by Downstream [2]	8.1	53	7.5	52	7.5	53
Produced by Industrial	0.2	2	0.3	2	0.2	2
Produced by Yara	15.3	100	14.4	100	14.1	100
Purchased for resale	6.9	—	7.8	—	6.7	—
Total products sold	22.2	—	22.2	—	20.9	—
External sales volumes						
Upstream	0.1	1	0.1	1	0.1	1
Downstream	20.3	91	20.4	92	19.2	92
Industrial	1.8	8	1.7	8	1.6	8
Total products sold	22.2	100	22.2	100	20.9	100

(1) Fertilizers and associated nitrogen chemicals. Volumes of ammonia purchased and sold internally and externally by the ATS unit are not included in the above figures.

(2) Includes chemically manufactured fertilizer products and bulk blends.

(3) The "Total products sold" figures, as well as the component segment figures, for each of 2002 and 2001 have been revised from that reported in the Demerger Information Memorandum, dated November 28, 2003, provided to Hydro's shareholders in connection with the solicitation of their approval of the Demerger. The "Total products sold" figures in the table above are lower than reported in the Demerger Information Memorandum by 0.3 million in 2002 and 0.4 million tonnes in 2001. The revised figures in the table above reflect the correction of the previous reporting error, which had no effect on our Carve-Out Financial Statements.

The Downstream segment markets all of the Upstream segment's production of finished fertilizer products. Approximately 30% of the Upstream segment's operating revenues are derived from external sales, predominantly merchant ammonia. The balance consists of sales of ammonia and fertilizer products to the Downstream and Industrial segments (the vast majority of which are to Downstream). In the case of both intermediate and finished products, the product transfer price between the Upstream segment and the Downstream or Industrial segments is tied either to market prices, less an agreed-upon margin, or to the cash costs of production, plus an agreed-upon margin. The transfer pricing mechanism follows generally accepted arm's-length principles as set forth by the Organisation for Economic Co-operation and Development ("OECD") transfer pricing guidelines for multinational enterprises. Less than 50% of the products sold by the Downstream segment are purchased from the Upstream segment. Accordingly, except for NPK products, external market price references exist for verification of market prices in determining the inter-segment transfer price.

UPSTREAM

As noted above, our Upstream segment is based on our worldwide ammonia and urea production, including the global trade and shipping of ammonia. All ammonia and urea production capacity is included in the Upstream segment, except for one small ammonia plant in France (Pardies) that is used purely for industrial products, and is included in the Industrial segment, and a small plant in Italy (Terni) which is included in the Downstream Segment. Upstream also includes nitrate and complex fertilizer production, which is co-located with ammonia production at the global production plants.

Production

The table below sets forth the Upstream segment's approximate production volumes of intermediates and chemically manufactured finished fertilizer products in 2003 produced at our wholly owned plants, and our share of the production volumes produced at the plant facilities of entities in which we have an equity interest (described more fully below under "Production Facilities") that are included in the Upstream segment:

	Production volumes (in millions of tonnes)					
		Finished Products				
	Ammonia	Urea	Nitrates	NPK	CN[1]	UAN
Own plants	3.9	1.8	1.5	1.8	1.0	0.2
Equity interest	0.9	0.4	—	—	—	—
Total	4.8	2.3	1.5	1.8	1.0	0.2

(1) Consists of 0.6 million tonnes of solid and 0.4 million tonnes of liquid products.

Production Facilities

The table below provides the approximate annual production capacities, by product, of each of the wholly owned plants within the Upstream segment.

		Annual Production Capacity (in millions of tonnes of chemically manufactured product)			
	Ammonia	Urea	Nitrates[2]	NPK[2]	CN Solids
Sluiskil	1.7	0.7	1.7		
Brunsbüttel	0.7	0.5			
Porsgrunn	0.5			1.8	0.6
Le Havre[1]	0.4	0.2			
Ferrara	0.5	0.5			
Point Lisas	0.3				
Total	4.1	1.9	1.7	1.8	0.6

(1) Yara has a 47.85% interest in the Le Havre urea plant.

(2) Production capacity will depend on selected mix of product grades. Capacity cited is based on actual historical data.

The table below provides the approximate annual production capacities, by product, of each of the plants within the Upstream segment in which we have an equity interest, with volumes indicating our proportional volumes.

	Ammonia and Finished products (chemically manufactured) (in millions of tonnes)				
Company	Ammonia	Urea	Nitrates	NPK	CN Solids
Tringen[1]	0.5	—	—	—	—
Qafco[1][2]	0.4	0.4	—	—	—
Total	0.9	0.4	—	—	—

(1) Our ownership positions in Qafco and Tringen are 25% and 49%, respectively.

(2) After the start-up of the Qafco-4 plants, which is anticipated in the second half of 2004, the volumes will change to 0.5 and 0.7 million tonnes for ammonia and urea, respectively.

The following is a brief description of the Upstream segment's global production facilities and production units in which we have an equity interest.

Porsgrunn (Norway)

Porsgrunn's wholly owned facilities are fully integrated for nitrogen-based products (i.e., production of ammonia, nitric acid and finished products), and has our (and Europe's) largest installed production capacity for NPK fertilizers. The Porsgrunn facilities produce a wide range of product grades to optimize crop fertilization in various climates and soil conditions. Approximately half of the

volumes produced are sold outside Europe, mainly in Asia. The balance is sold in various countries in Europe.

Sluiskil (Holland)

The wholly owned Sluiskil site has our (and Europe's) largest-installed ammonia and nitrate fertilizer capacities. The site is favorably located from a logistical perspective on the Ghent-Terneuzen canal, a major waterway opening to the North Sea and connecting to European waterways. A connection to the European gas grid enables flexibility in sourcing natural gas from various parties selling gas through the grid. Electricity, another key input, is generated on site. Approximately 70% of ammonia production on site is consumed in the production of finished fertilizer products; the balance is purchased by our ATS unit for resale to our Downstream segment or to third parties. The majority of the finished product volumes are sold internally to the Downstream segment for ultimate sale in European markets, but significant volumes are also sold through the Downstream segment outside Europe, mainly in the Americas.

Brunsbüttel (Germany)

Brunsbüttel is a wholly owned plant located on the west coast of Schleswig-Holstein, Germany, at the point where the Kiel canal and the river Elbe meet the North Sea, thus providing direct access to both the North Sea and the Baltic Sea. The site has one ammonia and one urea plant. The ammonia plant is atypical within our production portfolio in that it is designed to use heavy fuel oil residues as feedstock, rather than natural gas. Prices for these grades of oil refinery residues, which have limited applications, follow a different pattern than that of natural gas. As a result, Brunsbüttel's operations mitigate the margin impact associated with rising natural gas prices that affect the other ammonia units. The urea is sold by the Downstream segment in Europe and outside Europe, mainly in the Americas. Approximately half of the ammonia is used for urea production, whereas the other half is purchased by the ATS unit and primarily sold to the Downstream segment's fertilizer plants in Europe.

Le Havre (France)

The Le Havre site consists of one ammonia and one urea plant. Our 47.85% interest in the urea plant is through a joint venture with Grande Paroisse of France, a subsidiary of the Total group. We operate the site. Urea is produced on a tolling basis for the joint venture owners.

Ferrara (Italy)

The wholly owned Ferrara site is located in Northern Italy, close to the Po River. It consists of one ammonia plant and one urea plant. The urea is sold to the Downstream segment, predominantly in Italy. Part of the ammonia is sold to the Downstream segment's Ravenna plant and delivered via pipeline.

Point Lisas (Trinidad and Tobago)

The wholly owned Point Lisas ammonia plant in Trinidad and Tobago is co-located with the two plants we manage that are described in the next section.

Tringen (Trinidad and Tobago)

In Trinidad and Tobago, we have a 49% ownership interest in Trinidad Nitrogen Co., Ltd. ("Tringen"), a joint venture with National Enterprises Ltd., an entity controlled by the Government of Trinidad and Tobago. We operate and manage the two ammonia plants owned by Tringen. The older of the two plants, Tringen I, was commissioned in 1977 and revamped in 1996. The second plant, Tringen II, was commissioned in 1987. We have a sales commission agreement to market all the ammonia produced by one plant. We previously had both an agreement to purchase a fixed quantity of the ammonia produced by the other plant and an agreement to market the remainder on a commission

basis. The agreement to purchase a certain amount has expired and an agreement in principle has been reached to market all the ammonia produced by both plants on a commission basis. Trinidad and Tobago serves as an important strategic location for exports to the United States.

Natural gas for the joint operation of the two Tringen plants, and the fully owned Trinidad ammonia plant in Trinidad and Tobago, is purchased from the National Gas Company of Trinidad & Tobago ("NGC"), which is wholly owned by the Government of Trinidad and Tobago. The gas has been supplied under long-term contracts that were entered into when the plants were built. Those contracts expired on December 31, 2003. However, we and the NGC have extended the contracts until September 30, 2004, to provide time for the negotiation of new long-term supply agreements. The pricing during this interim period is subject to retroactive adjustment based upon the pricing terms negotiated for the new long-term supply agreements. While we and the NGC have put forward a variety of proposals for the new agreements, we cannot predict the ultimate outcome of the negotiations. Accordingly, we cannot provide any assurance that the terms of new long-term supply agreements will allow for continuation of the historical results from these facilities.

Qafco (Qatar)

In Qatar, we have a 25% stake in Qatar Fertiliser Company ("Qafco"); the remaining 75% is owned by Industries of Qatar, a Qatari joint stock company ultimately controlled by the Qatari government. As part of the Hydro Group, we became a joint venture partner in 1969 and have marketed urea and ammonia from Qafco since it commenced production in 1973. Until 1984, Hydro or subsidiary companies of Hydro provided general management assistance; we continue to provide technical and advisory support to Qafco and provide management support relating to the construction of Qafco-4. In 2001, we entered into an agreement for marketing and off-take of urea. The agreement is effective from January 1, 2002. For a ten-year term, which commences on successful performance testing of Qafco-4 (expected to occur in the second half of 2004), Qafco has agreed to increase the minimum volume of urea available to us. We have exclusive marketing rights for a defined territory.

Currently the Qafco production complex, which is located at an industrial site in Messaied, Qatar, comprises three completely integrated production "trains" (an industry term used to describe processing units, in this case ammonia and urea plants, that work in series): Qafco-1, Qafco-2 and Qafco-3, which commenced production in 1973, 1979 and 1997, respectively. Each train is made up of two units, one for the production of ammonia and the other for urea. Over the years, the existing Qafco plants have been modernized and regularly modified in line with industry developments. This steady growth in plant capacity has made Qafco the largest single fertilizer producer in the Middle East and placed Qatar among the leading exporters of ammonia and urea in the world.

In September 2001, Qafco's shareholders approved plans to construct Qafco-4, a new ammonia-urea production train expected to be in operation during the second half of 2004. The ongoing Qafco-4 expansion is designed to have an annual capacity of approximately 0.7 million tonnes of ammonia and 1.1 million tonnes of urea. When production from Qafco-4 commences, annual total production is set to increase to 2 million tonnes of ammonia and 2.8 million tonnes of urea, which is expected to cement Qafco's status as the largest single site producer of urea in the world at that time.

Ammonia Trade and Shipping

Our ATS unit is engaged in the trading, maritime storage and shipping of ammonia. The large-scale ammonia storage facilities at the Upstream segment's production plants are key assets to ATS's activity. Access to ample shipping and maritime storage capacity in deep sea ports, in combination with large-scale downstream upgrading of ammonia to fertilizer products, provides opportunities to maximize the value of ammonia through a global handling system.

The chart below depicts the total volume of ammonia (4.9 million tonnes) that flowed through ATS in 2003, as well the sources and uses of those volumes. The chart also reflects the roughly 2.8 million tonnes that are consumed by the Upstream segment at the same sites where they are produced. As reflected in the chart, ATS purchased 1.0 million tonnes from the Upstream production facilities and sold 1.4 million tonnes of ammonia to the Downstream segment for use in the Downstream segment's production.


External sourcing 2.6 million tonnes
Production Trinidad 0.3 million tonnes
Purchases and commission volume Trinidad 1.0 million tonnes
Upstream Segment's production Europe 3.8 million tonnes
Delivered from Upstream to ATS 1.0 million tonnes
ATS 4.9 million tonnes
Consumed by Upstream segment at site of production 2.8 million tonnes
Sales to Third Parties 3.5 million tonnes
Delivery to Downstream segment 1.4 million tonnes
Deliveries for use in manufacturing and local sales 4.2 million tonnes

The ammonia production from the Terni and Pardies ammonia plants are not included in the table because these plants are located in landlocked areas and thus are not part of ATS's operations.

Our extensive shipping and logistical network for ammonia enables us to process and sell large amounts of ammonia, and includes a total of approximately 500,000 tonnes of ammonia maritime storage capacity at deep-sea port facilities.

DOWNSTREAM

As noted above, the Downstream segment consists of our sales and marketing units, which provide us with a presence (including sales offices, chartered dry bulk ships, bulk blending plants, terminals and bagging operations) in 17 countries in Europe and 27 countries outside of Europe and sales in approximately 120 countries. Because of its relatively lower investment in chemical manufacturing capacity, the Downstream segment and, in particular, its operations outside of Europe, are relatively more focused on distribution margins and operating capital management than on manufacturing margins.

The Downstream segment includes our European production facilities that primarily serve the regions in which they are located, as well as our fertilizer plants in each of South Africa (Kynoch) and Brazil (Trevo) that produce NPK for their respective home markets. As of December 31, 2003, the Downstream segment's total production capacity represented approximately 45% of our overall chemical production capacity for fertilizer products.

In 2003, the Downstream segment's operations generated operating revenues of approximately NOK 29.0 billion. The table below provides a breakdown of the approximate sales volumes in 2003 by the principal product groups.

Product group	2003 Sales Volumes (in millions of tonnes)	Approximate % of 2003 Sales Volumes
Nitrate	5.5	25%
NPK	6.8	31%
CN	1.2	5%
Urea	4.1	18%
UAN	1.1	5%
All other products	3.5	16%
Total	22.2	100%

Sales and Marketing of Products

The Downstream segment's global planning unit optimizes both the sourcing of products from each of our production facilities, the joint ventures in which we have an interest and third parties, and the sale and distribution of such products through the Downstream segment's global marketing network. The unit supervises, on a continuous basis, the flow of raw materials, the volume and type of production, and product allocations. It also organizes international logistical services and defines the volume positions that we should take. The work is performed on the basis of information provided by the business units across the world. The global planning unit, in turn, shares the aggregate information with the business units. This creates a shared view of market conditions, based on current local, regional and global market intelligence. This is critical to ensure smooth operations and good risk management, as the global planning unit's performance has a significant influence on the cash flows of each of our business units.

The Downstream segment's customers include distributors, co-operatives, retailers, and, to a much smaller extent, farmers. Approximately 60% of Downstream's sales volumes are sold to key account customers. No single customer accounts for more than 3% of our revenues.

Production Facilities

The table below provides a listing of production facilities in the Downstream segment, and the annual finished product capacities of these plants.

	Annual Production Capacity (in millions of tonnes of chemically manufactured product)			
	Ammonia	Nitrates	NPK	CN Solids
Glomfjord			0.5	0.2
Köping		0.3	0.2	
Montoir		0.3	0.4	
Ambes		0.5		
Rostock		1.3		
Ravenna		0.4	0.4	
Terni	0.1			0.1
Rio Grande			0.6	
Potchefstroom			0.2	
Total	0.1	2.8	2.4	0.3

By virtue of the technologies employed and the co-product nature of some products, the capacities listed above can in some instances be shifted between product groups. In some combinations, bottlenecks will limit production to a lower volume than the sum of the product groups shown above, and capacity will vary with product specification in the NPK plants. For example, at Glomfjord, variation in NPK specifications and production rates will lead to variation in CN production. At Montoir, AN may be produced in the NPK plant. At Rostock, an increase in UAN production will eventually limit CAN production. For this reason, total capacity per facility is variable.

INDUSTRIAL

The Industrial segment markets numerous industrial products, mainly originating from our Upstream and Downstream fertilizer operations, with certain products being intermediates in the production of fertilizers. Several of our fertilizer production plants in Europe supply industrial products. This improves production economics and logistics and provides an alternative source of revenues and profits. In 2003, the Industrial segment's operations accounted for approximately NOK 4.7 billion in operating revenues.

Products

The segment's main products are a variety of industrial gases and nitrogen chemicals. These products are used primarily for the following purposes:

- food care, including cooling, freezing and protective atmospheres for processing and transport;
- food additives, including carbon dioxide (CO_2) for sparkling soft drinks and beer;
- animal care, including products that create a controlled atmosphere for poultry and pig stunning;
- environmental applications, including waste water treatment and reductions of nitrous oxide (NO_x) emissions;
- manufacturing, including welding and cutting gases;
- nitrate products for civil explosives, primarily for the mining and construction industries; and
- industrial nitrogen chemicals as intermediates in chemical processes.

Products are supplied in dry, liquid or compressed form, often with dedicated transport equipment. The Industrial segment also provides service and installations at customer sites, improving the efficiency of customers' production processes and facilitating safer and more environmentally sound handling.

The most important product groups for the Industrial segment, and their respective approximate portions of the segment's operating revenues, are industrial gases and carbon dioxide or CO_2 (33%), industrial nitrogen products (including technical ammonium nitrate) (54%) and environmental products (including Nutriox® and Reduktan®) (13%).

Industrial Gases

The main gas products include carbon dioxide, the air gases, nitrogen, oxygen and argon, and hydrocarbons such as acetylene and propane. Nitrogen functions as an inert gas in process and metallurgical applications. Oxygen is used in combustion processes (for example, in metallurgical processes), as well as in processes for improved growth in fish farming or biological water treatment processes.

The Industrial segment's European gas business is focused on CO_2 and related products and applications. The main applications of CO_2 are for use in the production of soft drinks and in the brewing sector, as well as for process cooling and freezing in the food sector. We are the largest producer and distributor of CO_2 in Europe. Our production facilities in Sluiskil and Porsgrunn have a

combined production capacity exceeding 600,000 tonnes of liquid CO_2 per year. In addition, we contract with external suppliers in the United Kingdom and continental Europe. We operate our own dedicated vessels for shipping CO_2 to distribution terminals in a number of countries around the North Sea basin.

Products are distributed by semi-trailer in bulk and cylinder for liquid and compressed gases, respectively, and can be used both for industrial purposes and medical applications, both in pure form and as a mixture of gases. We also supply propane in convenient cylinders for leisure use.

Nitrogen Chemicals

The most important nitrogen chemicals for industrial use are ammonia, nitric acid and urea, which are, in turn, used as intermediates in chemical processes to produce a variety of specialty chemicals. Finished products include paints and packaging, glues, foam, medical products and feed additives. The nitrogen chemicals business is a local business due to logistical cost sensitivity. From most of our European plants, industrial customers are supplied with dedicated supply modes under supply and operational contracts.

In the environmental sector, we have developed Reduktan®, which is used for the reduction of nitrous oxides (often termed NO_x) emissions from power plants, waste incinerators and ferries, by reaction with nitrogen chemicals into pure nitrogen and water. Nutriox®, a calcium nitrate application, is used for preventing formation of toxic gas (H_2S) in sewage. The Nutriox purification technology is well-established in Europe and in North America, as reflected by its usage at approximately 5,000 sites in these regions and sales of approximately 170,000 tonnes in 2003.

We are a global leader in technical nitrates used for civil explosives, primarily by the mining and construction industries. This is a global business, characterized by partnerships or supply arrangements with other major industry players as well as local alliances. There are a limited number of customers for technical nitrates. Value is added to our product offerings through the performance of services in connection with the handling and storage of products according to applicable health, safety and environmental regulations. Total production capacity of technical grade ammonium nitrate from our plants in Köping, Rostock and Pardies amounts to 370,000 tonnes per year. As part of the Pardies plant, the Industrial segment operates an ammonia plant with an annual production capacity of approximately 100,000 tonnes.

Customers

The Industrial segment has a diversified customer base consisting of more than 30,000 customers, and a comprehensive dealer network for gas cylinders. The segment works closely with its customers to develop new products and improvements to customers' process efficiency and to achieve just-in-time deliveries. Application development is mainly based on product and process knowledge within our organization, but also through our research and development competencies.

Competition

The Industrial segment competes in each of its product segments with large international chemical or industrial gas companies. Competition is generally based on product and application development, technical and safety support, cost-efficient production and logistical considerations. Most products are sold to industrial customers in Europe and are, therefore, sensitive to business cycles in Europe.

Quality Control

The Industrial segment has implemented Hazard Analysis Critical Control Points ("HACCP"), a quality control approach established by the World Health Organization and adopted by the European Commission.

Sourcing of Raw Materials

Natural Gas and Oil

Our annual consumption of natural gas, liquefied petroleum gas ("LPG") and heavy oil products for our wholly owned ammonia plants in Europe and Trinidad and Tobago amounts to approximately 145 million MMBTU, including 350,000 million tonnes of LPG for the Porsgrunn plant and 350,000 million tonnes of oil products for the Brunsbüttel plant. We purchase our natural gas and oil requirements from a limited number of external suppliers, mainly under contracts with multi-year terms with major suppliers.

At Sluiskil, we purchase our requirements through two contracts, one with Duke Energy Europe Northwest B.V. (which was recently acquired by Hydro and renamed Norsk Hydro Energie Marketing B.V.) that will expire in 2008 (the "Duke Contract") and one with Gasunie, the Dutch pipeline operator, which will expire in 2006 (the "Gasunie Contract"). For more information on these two contracts, see "Our Relationship with Hydro – Post-Demerger Related Business Agreements between Hydro Group Companies and Yara Group Companies – Supply of Natural Gas." A Hydro Group company and a Yara Group company have entered into a cooperation agreement relating to these two contracts. A Hydro Group company provides logistics services for both the Duke Contract and the Gasunie Contract and is compensated for such services on an arm's-length basis, and is expected to continue to do so after the Demerger. We and a Hydro Group company are evaluating whether to seek a transfer of the Gasunie Contract to the Hydro Group company. If that occurs, the Hydro Group company will provide us with the natural gas sourced under the Gasunie Contract on a back-to-back basis.

In June 2003, Gasunie provided notice of a substantial price increase and the parties are in negotiations regarding this proposed increase. As a result of the proposed price increase, we and the Hydro Group company will have the right to reduce the off-take under the Gasunie Contract or to terminate the contract.

Our other production facilities are connected to the national gas delivery grids and purchase supplies from the operators of such grids. Natural gas prices under these contracts are generally market-indexed and tied to the price of fuel oil. Changes in the price of fuel oil are reflected in changes in the price of natural gas in our financial statements, with approximately a four- to five-month lag. Small volumes of natural gas and oil are purchased on the spot market to meet peak requirements.

Dry Raw Materials

We use phosphorus in the production of NPK. We consume approximately 1.1 million tonnes of phosphate rock annually. Our current main supplier is a Russian-based producer of phosphate rock. The supplies are purchased under annual fixed price contracts.

We purchase about 1.8 million tonnes of potash salts (i.e., potassium chloride, potassium sulphate or Kieserite), for input into NPK production, fertilizer blends and trade. Our potash needs are supplied from a limited number of sources; the main supplier is a Russian-based company, which sources potash from mines in Russia and Belarus. We are currently negotiating a long-term agreement with this main supplier.

Intellectual Property and Trademarks

Production Technologies

Historically, we have focused on developing new and improved production technologies. In certain circumstances, where such technologies are of particular industry-wide interest, we have also licensed specific technologies to others with a view to enhancing revenues from the technology concerned and developing key partnership and marketing relationships. Revenues derived from the licensing of such technologies have, to date, been modest. Key technologies developed include

proprietary technologies in the fields of nitric acid production, the nitro-phosphate production process, the fluid bed granulation process and our general nitrate fertilizer coating and product quality expertise. Our nitric acid production technology (of which the latest example is our technology for reducing emissions of nitrous oxides) depends heavily on our related expertise in the field of catalyst use and development. As a result of this expertise, we have benefited from higher ammonia efficiency and lower catalyst consumption.

Our fluid bed technology is an efficient and compact method of producing fertilizer granules in large quantities. This technology has been used in improving our production processes and has also proven of interest from a licensing standpoint.

We have also developed considerable expertise and proprietary knowledge in the production and use of fertilizer coatings and general methods for enhancing product quality. These assist in, by way of two examples, improving product stability in different environments as well as reducing dust and product "caking."

Fertilizer Application Technology

In addition to the key marketing attributes implicit in the production of quality fertilizer products, we have benefited from application-focused research and development. A key aspect of this involves instructing the end-consumer of our products in the effective application of fertilizer to the chosen crop in terms of which specific fertilizers should be applied, at which intervals and in which quantities. The key area of focus is maximizing the benefit to the farmer in terms of quality yield when using given quantities of fertilizer while seeking to minimize any potential detrimental health, environmental and safety effects. To achieve this goal, we have, in addition to providing agronomic advice both in general and specific terms, designed and launched a number of products, including HydroPlan™, the N-Tester™ and the N-Sensor™, to assist farmers in determining the optimal timing and volume of fertilizer application.

HydroPlan™ is a computer program for farmers, advisors and distributors providing advice on the amount of fertilizer to be applied to a field for a certain crop.

Our N-Tester™ is a small, handheld device for measuring the nitrogen content in plants. It enables the grower to decide on the right rate and right timing of nitrogen fertilizer application. The N-Tester™ is currently in use in more than 30 countries.

The N-Sensor™ is an additional tool we developed to assist farmers in applying the correct amount of fertilizer on large fields given that the nutrient demand of a crop often varies within such fields. Mounted on a spreader-tractor, the N-Sensor™ scans plants while the tractor traverses a field, using infrared light to measure the chlorophyll content of the plant. With that information, a computer calculates the amount of nitrogen the plants need to develop the high protein content of fully grown plants. The information is then fed to the spreader, which adjusts the application rate to that level. The greater precision in the application of fertilizer improves productivity for farmers and contributes to a cleaner environment.

Branding and Logo

A key priority for our management following the Demerger will be establishing our identity and ensuring that our products are recognized. For a transition period, we will have the right to use the present "Hydro" name. Hydro's Viking ship logo will be assigned to us, so that we will have the right to use it in perpetuity. Hydro will, in general, have the right to continue to use the Viking ship logo for a limited period of time, although Hydro has already adopted a new logo. In certain cases, Hydro will have the right to use the logo for a prolonged period of time, and we will have the right to use certain trademarks that include the prefix "Hydro" for a prolonged period of time.

Government Regulation

Environmental Matters

Our operations are subject to numerous environmental requirements under the laws and regulations of, among others, Norway, the European Union, the United States, Trinidad and Tobago, Brazil and South Africa. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, solid and hazardous waste management, product registration and composition, transportation of hazardous materials and remediation for past activities. Many of these laws, regulations and permit requirements are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.

We believe that we are currently in material compliance with applicable environmental laws and regulations governing emissions, discharges, waste management, registration and transportation, and that we are well-positioned to meet anticipated requirements under applicable environmental laws and regulations. We do not believe that such environmental laws and regulations have had, or will have, a material adverse effect on our business. However, the impact of new or changed laws or regulations or permit requirements, or changes in the ways that such laws or regulations are administered, interpreted or enforced, cannot be predicted.

We have a number of facilities that have been operated for a period of years either by us or have been acquired by us after operation by other entities. Subsurface impacts to soil and groundwater and other conditions, such as the presence of asbestos-containing materials, are common to such sites and may require remediation or give rise to liabilities under the laws of the various jurisdictions in which the facilities are located.

We have attempted to identify such impacts where they are apparent and have initiated remediation or containment procedures in coordination with the appropriate authorities. We have reserved amounts that we believe should be sufficient to pay the costs of these remediations for certain sites where the need for remediation has been established and the amount can reasonably be estimated. Because of uncertainties inherent in the estimation process, it is possible that such estimates could be revised in the near term. In addition, for some sites, the appropriate remediation has not been determined. Furthermore, conditions, which could require future expenditures, may be determined to exist for various sites, including major production facilities and product storage terminals we own or operate. Therefore, actual remediation-related costs could be materially greater than the amounts so reserved.

Integrated Pollution Prevention and Control

Under the EU Directive on Integrated Pollution Prevention and Control 96/61/FC, from October 2007, existing industrial installations will require national emission permits which will be based on "best available techniques" ("BAT") for pollution prevention and control. The directive already applies to all new installations, and will apply to existing installations beginning in October 2007. The EU Commission is currently in the process of establishing BAT guidance documents applicable to the fertilizer industry. European fertilizer producers, including us, have combined their knowledge to define BAT and achievable emission limits for existing and new fertilizer production technologies. The industry assessment of BAT is currently being considered in the development of the Euro-BAT guidance documents. Our management believes that our manufacturing operations are positioned to comply with the expected future emission requirements.

Climate Gases

EU Directive 2003/87 EC, issued on October 13, 2003, establishes a scheme for trading greenhouse gas emission allowances. The directive introduces mandatory trading of CO_2 emissions from combustion plants and certain specified industry sectors effective as of January 1, 2005. All climate gases are expected to be subject to the directive as of January 1, 2008. EU Member States' national authorities are currently establishing emission allowances. Chemical industries, such as the fertilizer industry, are not expected to become subject to the emission allowance system until 2008. Our management believes that our manufacturing operations are positioned to meet the requirements, when applicable.

Nitrates

The regulatory structure relating to nitrates is set out principally in the EU Nitrates Directive 91/676/EEC, which includes the reduction of water pollution caused or induced by nitrates from agricultural sources, such as fertilizers. The EU Nitrates Directive has contributed to a reduction in the consumption of nitrate fertilizers since its introduction, and has had a negative effect on the previously projected growth of nitrogen fertilizer in the EU market. EU Member States recently implemented procedures in accordance with the EU Nitrates Directive that require reports of monitoring for nitrates in water and implementation of codes of practice to reduce water pollution from nitrogen compounds. These new procedures are expected to have little further effect on the EU market. Nitrates in water are also of concern in the United States, where a complex combination of national, regional and local laws regulates water quality. Reduction in permitted levels of nitrates in water runoff could affect the use of mineral fertilizers in regions with impaired water quality.

Cadmium

Extensive EU Directives regulate the presence of cadmium in drinking water, sewage sludge, waste and foodstuffs, as well as cadmium discharges into estuary, territorial and internal coastal waters. These directives have been implemented at the national level and require, among other things, each relevant national authority to ensure that companies do not discharge cadmium above certain specified maximum levels.

A draft proposal introducing an EU regulation containing rules governing cadmium content in fertilizers was proposed in July 2003 and amended in October 2003 after public consultation. If adopted, the regulation will affect phosphate rock mining companies outside the EU, businesses involved in the production and processing of fertilizers in the EU and elsewhere and the end-users of phosphate fertilizers in the EU. The proposal puts forth, five years after entry into force and to be reviewed five years thereafter, a maximum level of 60 mg of cadmium per kilogram of P_2O_5 for phosphatic fertilizers on the European market. Manufacturers of straight and compound phosphate fertilizers marketed in the European Community would be limited to an annual average level of cadmium content of 40 mg per kilogram of P_2O_5 five years after entry into force of the regulation, to be reviewed five years thereafter. In addition, producers would be obligated to label their products that contain more than 20 mg cadmium per kilogram of P_2O_5. European fertilizer producers are contesting the proposed average cadmium content level and the labeling requirement on the basis that scientific evidence does not justify a lowering of the cadmium content of phosphate fertilizers.

Our management believes that, provided the level is set at 60 mg cadmium per kilogram of P_2O_5, the proposal will not have a major affect on the supply of phosphate rock to the European fertilizer industry. Consequently, our management believes that this part of the proposal, if adopted, most likely will not result in substantial increases in production costs and, in turn, the cost of phosphate fertilizer products to the farmer. Our main supply of phosphate rock is from mines with very low levels of cadmium (0-5 mg cadmium per kilogram of P_2O_5).

In the United States, the metal content in virgin material fertilizer is regulated at the state level. Some states, such as California and Washington, have set maximum limits for certain metals such as arsenic, cadmium, and lead. In some states, the maximum limits are to be reduced over time. Other states generally prohibit the inclusion of harmful or deleterious substances in amounts that could injure plants, animals, humans, soil, or water when applied in accordance with the label.

Safety and Security Issues

Manufacturing, Storage and Distribution of Ammonium Nitrate Products

In 2001, a serious explosion occurred at a nitrogen chemical factory in Toulouse, France, owned by one of our competitors. Although the cause of the explosion has not yet been conclusively identified, the explosion has triggered the revision of EU regulations concerning the manufacture and

storage of ammonium nitrate products. In the case of straight ammonium nitrate (AN), the existing EU specifications are directed, in particular, toward product safety. Relevant specifications cover granule or prill size, porosity, correct pH and low organic matter, chloride and copper contamination and detonability. We do not anticipate that these specifications will be altered. However, for storage and handling, EU Directive 96/82/EC (which is concerned with the prevention of major accident hazards involving dangerous substances), has been revised to give further attention to the handling of waste materials containing ammonium nitrate. Our management believes we are in material compliance with this revised directive.

Security

United Nations' recommendations concerning the transportation of dangerous goods have been adopted by a variety of European governmental agencies with oversight over various modes of transport, including road, rail, inland waterways and sea transport. These initiatives have had the effect of heightening the awareness of security concerns and implementing stricter security controls. Compliance with these initiatives is part of the European fertilizer industry's product stewardship program. In addition, amendments by the International Maritime Organization to the International Ship and Port Security Code require the implementation of security plans for ports including individual facilities and ships by July 2004. We believe that already implemented security measures address many of the security issues and we are working on the remaining issues.

The U.S. Department of Transportation has regulations governing the containers, placarding of vehicles, and the mode of transportation for certain fertilizers under its hazardous materials regulations. The Department of Transportation has also imposed various security regulations and additional regulations may be proposed. The U.S. Coast Guard has promulgated regulations on security requirements for maritime facilities and vessels in connection with the U.S. Maritime Security Act of 2002. We believe we are in material compliance with all currently applicable requirements. In addition, various proposals regarding the tightening of security measures at facilities that handle hazardous material are under consideration in the United States and additional requirements may be adopted in the near term. Our management does not currently anticipate that these requirements will have a material impact on our facilities in the United States, but until the specific requirements are adopted, the compliance costs cannot be predicted.

Product and Marketing Regulations

Fertilizer Regulations

The EU Regulation 2003/2003 of October 13, 2003, relating to fertilizers recasts four directives on the composition, labeling, packaging and testing of fertilizers into one regulation in an attempt to simplify the regulatory regime. The regulation is aimed at mineral fertilizers produced for the European market. The new regulation reinforces, among other things, the requirements for the traceability and safety of products containing ammonium nitrate. All fertilizers containing more than 80% ammonium nitrate must satisfy a specified test of resistance to detonation. Our management does not anticipate any material changes to our operations as a result of the adoption of this new regulation.

Classification and Labeling

EU legislation covers product classification, packaging and labeling, product liability and consumer protection. This legislation requires, among other things, that data be included on package labels to ensure the user is provided with adequate information and that safety data sheets, containing information on product properties and health and ecotoxicolgical hazards, be provided. EU fertilizer manufacturers have published a set of model data sheets covering 13 fertilizer materials and products. Individual producers base their own data sheets on these models to avoid any conflict in the data provided.

In the United States, the states regulate product classification and labeling, and in many instances require the registration of products and the licensing of those who sell or distribute fertilizers. In addition, there may be specific requirements governing storage of product within the state. We could be subject to product liability claims, including for damage to property and injury to persons, under the laws of the various states.

We also manufacture and market a range of industrial chemicals. The European Commission recently published a proposal for revising how chemicals are reviewed to assess the level of risk to health and the environment. The process, known as "Registration, Evaluation, and Authorisation of Chemicals" or "REACH," involves the submission of a dossier of information and a series of risk assessments based on how a chemical is used. REACH has not been finalized, but if it is finalized in a form similar to the current proposal our compliance costs could be material. Our management anticipates that the European industry associations will share the data development costs. However, until REACH is finalized and data development implemented, the cost of compliance cannot be predicted.

We have recently implemented a global program for product safety information, providing direct and easy-to-use information to customers as part of our focus on product stewardship.

EU Anti-Dumping Duties

The European Commission has imposed anti-dumping duties on imports of ammonium nitrate, potassium chloride, urea, and ammonium nitrate solutions from a number of countries in Eastern and Central Europe, as well as Russia. The duties are imposed essentially where the export price at which the product is sold on the EU market is lower than the price on the importer's home market and is shown to cause significant injury to EU producers. The Antidumping Regulation 384/96, as last amended by Regulation 1972/2002, provides the basic framework under which the Commission may begin an investigation of a company's imports and impose duties. The regulation specifies procedures for initiating and pursuing an investigation, including the establishment and treatment of the facts, the imposition of provisional measures, the imposition and collection of anti-dumping duties, the duration and review of anti-dumping measures, and the public disclosure of information relating to anti-dumping investigations. Under the rules, anti-dumping measures will only be imposed if they are shown to be in the broader EU interest. Producers, importers, users and consumers are able to present their views. The EU Member States must be consulted and then the Commission may, within 60 days to nine months, impose provisional duties. Duties must not exceed the dumping margin (the difference between the price in the home market and the price charged in the EU market) and may last for six to nine months. Subsequently, when the Commission has completed its full investigation, it may, after further consultation with the Member States, impose definitive duties for up to five years. If dumping and injury persist, definitive duties can be renewed every five years, following a review investigation.

The anti-dumping duties have limited foreign exports into the EU from certain countries. Measures against Poland, Estonia and Lithuania will terminate when these countries join the EU in May 2004. The anti-dumping duties on ammonium nitrate, potassium chloride, urea and ammonium nitrate solutions range from 5-45% of the import price. The duties on products from other countries are scheduled to expire between 2005 and 2007; however, if the European fertilizer industry can demonstrate that competition from exporting countries continues to be on an unacceptable basis relative to EU law, the European Union could extend the duties for an additional period of time, after a review investigation.

Reforms to the EU Common Agricultural Policy

The EU CAP provides for the form and size of subsidies paid to EU farmers for production and export of their produce. The EU, under internal budgetary pressure (especially in view of the May 2004 accession of ten countries to the EU), has developed a proposal to reform the CAP. The regulation entered into force in 2003, and will be implemented gradually as from 2004.

The key element of the CAP reform is the decoupling of EU support payments from production, so that farmers will not be paid according to the quantity they produce. Instead, payment will be tied to farmers' meeting mandatory food quality, safety, environmental and animal welfare standards. Farmers will receive a single annual payment from the EU, although some products and some jurisdictions will be subject to transitional rules. EU Member States may yet choose to maintain a limited link between subsidy and production under well-defined conditions and clear limits. More financial assistance will be available to farmers for environmental, quality or animal welfare programs by reducing direct payments for bigger farms. However, there will be restraints on the total budget available for support payments. The reform may also have some impact on the methods of cultivation, which would pressure farmers to control more closely their use of fertilizer.

The de-linking of support payments from production is expected to intensify the impact of market forces on agricultural production, with farmers making business decisions independent of the subsidy systems. For producers of fertilizer, this could result in a reduction in demand due to the possible reduction of agricultural production, especially for certain crops such as cereals. Set-aside policies are also included in the reformed CAP that could contribute to increased withdrawal of cultivated land.

If CAP reform is implemented as expected, the various elements of reform will take effect in 2004 and 2005. Studies indicate that the effects of the reforms will be greatest in the first year of implementation. For example, cereal land allocation, which was expected to grow by 3.3% in 2004 and 2005 under the current CAP, is projected to remain static if the CAP reform is implemented.

The CAP reform will extend to the ten countries joining the EU. Therefore, if implemented, the CAP reform will affect agricultural production in these countries, as well. Farmers from new EU countries are expected to enjoy increased payments under the CAP, which could translate into more purchases of fertilizer.

Accession of Ten Countries to the EU; WTO Agricultural Negotiations

The enlargement of the EU and ongoing WTO negotiations are expected to bring about changes in global fertilizer markets in the years to come, offering us both challenges and opportunities. The accession of China to and participation of India at the WTO are expected to gradually open these countries to imports complementary to products produced within their borders. EU membership is expected to expose the Eastern European fertilizer industry to a similar competitive climate to that of Western Europe, with greater emphasis on commercial issues and profitability. Existing anti-dumping measures aimed at protecting Western European fertilizer producers against unfair competition are expected to be gradually dismantled as the industry in Eastern Europe is restructured. In the cases of Estonia, Hungary, Latvia, Lithuania and Poland, the anti-dumping duties will cease on May 1, 2004. However, since market economics have not yet been achieved in all producing regions of Eastern Europe, it is expected that the EU will maintain some trade protection measures until unfair competition has been sufficiently addressed. The likely impact of the extension of the EU on Western European fertilizer producers is unclear, but it is expected that the new development will create new opportunities as well as some structural pressure on Western European agriculture.

China's Accession to the WTO

China made important commitments to reduce barriers to fertilizer imports as part of its agreement to accede to the WTO. However, there is significant concern that China has not fully implemented its commitments. Further, there are reasons to believe that China continues to erect non-tariff barriers that impede imports of fertilizer into China. Industry participants have also raised concerns regarding the growth of Chinese fertilizer production. Generally, there appears to be little risk of Chinese exports flooding the EU market in the near term. However, Chinese exports could present substantial competition in the global market as Chinese companies continue to increase capacity and develop technologically.

Russia's Accession to the WTO

An important concern for EU and U.S. fertilizer interests is the low energy costs in Russia, which provide a significant competitive advantage for Russian fertilizer exports. The EU and the United States maintain that the Russian government sets an artificially low natural gas price for domestic industrial consumption. Thus, Russia produces low priced nitrogen fertilizers, over 80% of which are exported. Due to Russia's proximity to Western Europe, the EU is Russia's primary export market for fertilizer. The United States and the EU have raised concerns about Russia's energy policy and its effect on downstream industrial products in the context of Russia's WTO accession negotiations. To date, however, the Russian government has taken the position that a WTO concession is unnecessary in view of an expected rise in natural gas prices in Russia.

Permits and Regulatory Approvals

Many of our operations and facilities are required by federal, state and local environmental laws in various countries to obtain and operate in compliance with a range of permits and regulatory approvals. Such permits and approvals typically have to be renewed or reissued periodically, and may be required to be reissued or amended as a result of the Demerger. We may also become subject to new laws or regulations that require us to obtain new or additional permits or approvals. Our management believes that we are currently in material compliance with our existing permits and regulatory approvals. However, there can be no assurance that such permits or approvals will be issued in the ordinary course in the future. Further, the terms and conditions of future permits and approvals may be more stringent and may require increased expenditures on our part.

Employees

On a pro forma basis and as of December 31, 2003, we employed 7,543 persons, of which 7,434 were permanently employed. Of these 7,543 employees, 2,009 were in the Upstream segment, 4,179 in the Downstream segment, and 1,113 in the Industrial segment. The remaining 242 employees were employed in shared service and support functions and in general management functions not associated with a particular segment. We do not expect that there will be any material change in the total number of employees or the segmental breakdown of such employees in connection with or immediately following the Demerger.

The table below reflects a breakdown of the geographic location of the Hydro Agri employees as of December 31, 2003.

Location	Percentage of Total Employees (as of December 31, 2003)
Norway	18%
Europe (other than Norway)	46%
Latin America	17%
Africa	14%
Asia	3%
North America	2%
Total	100%

Terms and conditions of union agreements in each country reflect the prevailing practices in each such country.

EFTA Surveillance Authority Investigation

On July 26, 2002, the European Free Trade Association ("EFTA") Surveillance Authority ("ESA") opened a formal investigation procedure against Norway to establish whether or not the zero-rate electricity tax applicable to Norwegian industry is compatible with the state aid rules of the European Economic Area ("EEA") Agreement (the "EEA Agreement"). ESA advised the Norwegian government that the government may be required to recover unlawful state aid from the recipients should ESA find a measure to be incompatible with the EEA Agreement.

The Norwegian government has claimed that the electricity fee system is of a general nature and not covered by the EEA state aid rules. On November 26, 2003, the Norwegian government determined to extend the zero-rate electricity tax to all Norwegian businesses to remove any doubts about the compatibility of the electricity taxation system. Accordingly, the zero-rate remains applicable to Hydro and, correspondingly, Yara.

Should ESA decide to order the Norwegian government to recover the asserted state aid, the decision may be appealed to the EFTA Court. We will vigorously oppose, and believe that the Norwegian government will also oppose, any unfavorable decision related to the past. We intend to make use of all remedies available, both at the EFTA and the national level. Although no assurances can be provided as to the ultimate outcome of this matter, our management does not believe that the resolution of this matter will have a material adverse effect on our results of operations or financial position.

Other Legal Proceedings

We are a party to a number of lawsuits and regulatory proceedings in various jurisdictions arising, for the most part, in the ordinary course of our business operations, including employment litigation and environmental proceedings. While the ultimate outcome of these lawsuits and proceedings cannot be determined at this time, after consideration of the defenses available to us, applicable insurance coverage and any related reserves established, none of these lawsuits and proceedings, individually or in the aggregate, is anticipated to result in liability for amounts material to our financial condition or operating results.

SELECTED FINANCIAL AND OPERATING DATA

The following table presents our selected financial information that has been derived from our Carve-Out Financial Statements as of and for the years ended December 2003, 2002 and 2001, prepared in accordance with Norwegian GAAP. Our Carve-Out Financial Statements have been audited by Deloitte Statsautoriserte Revisorer AS, our independent accountants, as indicated in their audit report included elsewhere in this Offering Memorandum.

Carve-Out Condensed Combined Statements of Income

	Year ended December 31,		
NOK Million, except per share information	2003	2002	2001
Operating revenues	38,334	33,477	37,449
Depreciation and amortization	1,147	1,183	1,580
Other operating costs	34,463	30,152	33,807
Operating income	**2,723**	**2,143**	**2,063**
Equity in net income of non-consolidated investees	610	57	330
Interest income and other financial income	177	245	408
Other income/(loss), net	40	142	(53)
Earnings before interest expense and tax (EBIT)	3,550	2,587	2,748
Interest expense and foreign exchange gain/(loss)	(622)	(16)	(765)
Income before tax and minority interest	2,927	2,571	1,983
Income tax expense	(902)	(845)	(599)
Net income	2,025	1,726	1,384
Minority interest	(3)	(11)	85
Net income after minority interest	**2,022**	**1,715**	**1,469**
Earnings per share	6.33	5.37	4.60
Average number of outstanding shares	319,442,590	319,442,590	319,442,590

Carve-Out Combined Balance Sheets

NOK Million except for share information	As of December 31, 2003	2002	2001
Assets			
Deferred tax assets	784	409	57
Other intangible assets	240	154	154
Intangible assets	1,023	563	211
Property, plant and equipment	7,219	7,090	8,072
Non-consolidated investees	2,549	2,089	2,519
Prepaid pension, investments and other non-current assets	1,031	861	815
Financial non-current assets	3,580	2,950	3,334
Inventories	5,325	4,383	5,437
Accounts receivable, less allowances	6,721	5,424	6,663
Receivables, Hydro	373	126	135
Prepaid expenses and other current assets	1,168	1,030	1,169
Other liquid assets	28	35	27
Cash and cash equivalents	376	419	860
Current assets	13,992	11,417	14,291
Total assets	**25,814**	**22,020**	**25,909**
Liabilities and shareholders' equity			
Share capital	543	543	543
Premium paid-in capital	3,689	3,689	3,689
Total paid-in capital	4,232	4,232	4,232
Retained earnings	4,616	1,700	4,598
Total retained earnings	4,616	1,700	4,598
Minority shareholders' interest in consolidated subsidiaries	96	85	85
Shareholders' equity	**8,944**	**6,017**	**8,915**
Accrued pension liabilities	1,760	1,530	1,121
Deferred tax liabilities	636	255	781
Other long-term liabilities	492	624	735
Long-term liabilities	2,888	2,409	2,637
Long-term debt	165	174	246
Bank loans and other interest-bearing short-term debt	295	361	623
Current portion of long-term debt	30	84	116
Interest-bearing loans, Hydro	7,499	8,336	8,402
Payables, Hydro	301	404	728
Other current liabilities	5,693	4,235	4,241
Current liabilities	13,818	13,420	14,110
Total liabilities and shareholders' equity	**25,814**	**22,020**	**25,909**
Total number of outstanding Shares	319,442,590	319,442,590	319,442,590

Carve-Out Condensed Combined Statements of Cash Flows

NOK Million	Year ended December 31, 2003	2002	2001
Net cash provided by operating activities	1,516	2,755	3,186
Net cash used in investing activities	(786)	(954)	(555)
Net cash used in financing activities[1]	(848)	(2,136)	(2,233)
Foreign currency effects on cash flows	77	(106)	(101)
Net increase/(decrease) in cash and cash equivalents	(43)	(441)	297
Cash and cash equivalents at beginning of year	419	860	563
Cash and cash equivalents at end of year	376	419	860

(1) In 2003, reduction of net interest-bearing debt was a major component of the cash used in financing activities. For the two prior years, the deemed distribution to Hydro was the most significant component. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Basis of Presentation of Carve-Out Financial Statements" and "– Liquidity and Capital Resources."

Please see the Notes to the Carve-Out Financial Statements included in this Offering Memorandum, which are an integral part thereof in accordance with Norwegian GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis of our financial condition and results of operations as of and for the years ended December 31, 2003, 2002 and 2001 contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but are rather based on our current expectations, estimates, assumptions and projections about our industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements because of a number of factors, including those discussed in the sections of the Offering Memorandum entitled "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and other sections of this Offering Memorandum.

Basis of Presentation of Carve-Out Financial Statements

You should read the following management's discussion and analysis of our financial condition and results of operations as of and for the years ended December 31, 2003, 2002 and 2001 in conjunction with the Carve-Out Financial Statements included elsewhere in this Offering Memorandum.

The Carve-Out Financial Statements have been prepared on the historical cost basis in accordance with Norwegian GAAP. If prepared in accordance with U.S. GAAP, there would be no material differences in the Carve-Out Financial Statements for the periods presented. For a discussion of the principal differences between Norwegian GAAP and U.S. GAAP, see "Summary of Differences between Norwegian GAAP and U.S. GAAP."

Beginning as of January 1, 2005, we will prepare our consolidated financial statements in conformity with the International Financial Reporting Standards ("IFRS"), in accordance with EU Regulation No. 1606/2002. Although Norway is not a member of the EU, it is a member of the EFTA. The European Union and its Member States have entered into the EEA Agreement with the members of the EFTA other than Switzerland. The EEA Agreement makes certain specified provisions of EU legislation binding for the EFTA states other than Switzerland. As a company listed on the OSE, we will be required to comply with Regulation No. 1606/2002, which stipulates that for each financial year beginning on or after January 1, 2005, companies governed by the law of a Member State shall prepare their consolidated financial statements in conformity with the IFRS adopted at the European level.

The Carve-Out Financial Statements reflect, for the periods presented, the results of operations and cash flows of Hydro's Agri business which will be transferred to us in the Demerger. However, the operations and companies being demerged are not identical to the operations of Hydro's Agri business as reported within Hydro's consolidated financial statements. The Carve-Out Financial Statements have been derived or "carved out" from Hydro's consolidated financial statements for the periods presented using the historical results of operations and assets and liabilities of the operations being transferred to us in the Demerger. Our management believes the methodology underlying the preparation of our Carve-Out Financial Statements is reasonable. However, the Carve-Out Financial Statements may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented.

The following is a brief discussion of some of the key aspects of the derivation of the Carve-Out Financial Statements. For more detailed information, see Note 1 of the Notes to the Carve-Out Financial Statements.

Corporate, Cash Management and Insurance Costs

Hydro's historic policy has been to charge the costs of shared services and corporate center support to its operating business segments based on their respective consumption of such services. However, certain costs related to general management, governance functions, investor relations and

similar functions have been regarded as shareholder costs and included in Hydro's corporate overhead costs, rather than being charged to its business segments, including Hydro Agri. For purposes of the Carve-Out Financial Statements, we have allocated to ourselves a portion of such general corporate overhead costs for all periods prior to October 1, 2003, the date stipulated under the Demerger Plan as the "Effective Date" from and including which our business has been carried on for our account and risk. The allocation was made based on the ratio of our EBITDA to Hydro's EBITDA as a proxy for our respective gross values. For the period from October 1, 2003 to year-end 2003, Hydro charged us for common and corporate services in accordance with the Demerger Plan.

We have also allocated to ourselves a portion of the costs relating to cash management and finance functions for all periods prior to October 1, 2003. The allocation was made based on our and Hydro's relative operating revenues. In accordance with the Demerger Plan, we were not charged for these functions for the period between October 1, 2003 and year-end 2003. As an independent, listed company, we will be required to create cash management and finance functions that have been previously performed by companies within the Hydro Group. The estimated future cost level for these functions is reflected in the Pro Forma Financial Statements and is estimated to be in line with the costs allocated to us as reflected in the Carve-Out Financial Statements.

Our management expects that we will experience an increased cost level in 2004 and 2005 related to re-branding activities, securing legal rights in connection with the new Yara brand, and investments in new financial systems as a replacement for Hydro's treasury system. These costs, which are not included in either the Carve-Out Financial Statements or the Pro Forma Financial Statements, are estimated to be approximately NOK 75 million, in total, for 2004 and 2005.

Our insurance coverages will change as a result of the Demerger. As part of Hydro, Hydro Agri's insurance coverages were purchased from Hydro's captive insurance company, Industriforsikring AS. By law and applicable regulations, Industriforsikring may not renew the existing insurance policies with us after consummation of the Demerger, though existing policies, which extend beyond the Completion Date, can run the balance of their terms. After the Demerger, we will bear significantly increased retention risk under these policies relative to our situation as Hydro Agri. The increase in retention will result in a slight reduction of the premiums for such policies in 2004. For more information, see "– Insurance Arrangements."

Cash and Loans

Hydro uses a centralized approach to cash management and financing of its operations. As a result, the Hydro Agri business did not have separate funds or external financing. The Carve-Out Financial Statements reflect our assumption, in accordance with the Demerger Plan, of net interest-bearing debt of NOK 8,500 million as of October 1, 2003, considered appropriate, among other considerations, for us, as an independent company, to target a mid-investment grade credit rating. The net interest-bearing debt amount consists of gross debt of NOK 9,300 million, less an average cash position of NOK 800 million. The average cash position represents the level of cash believed to be necessary for our ongoing operations. The net interest-bearing debt is presented as short-term interest-bearing debt in the Carve-Out Financial Statements. In the Pro Forma Financial Statements, the net interest-bearing debt associated with our new bank facilities (which will be used, in part, to repay our net interest-bearing debt to Hydro) will be classified as long-term interest-bearing debt, reflecting the term of such facilities. See "– Cash, Short-Term and Long-Term Borrowings – New Bank Facilities."

With effect from October 1, 2003, and as provided for in the Demerger Plan, we entered into an arm's-length financing agreement (an addendum to the Demerger Plan) with Hydro. In accordance with that agreement, the combination of cash generated from our operations during the fourth quarter of 2003 and our financing resulted in a reduction in our net interest-bearing debt owed to Hydro by more than NOK 900 million, such that the aggregate amount of our net interest-bearing debt was reduced to NOK 7,584 million as of December 31, 2003.

Shareholders' equity as of October 1, 2003, derived based on the principle of continuity (i.e., assets and liabilities being transferred to us based on Hydro's historic cost basis for such assets and liabilities), was NOK 7,994 million. Our Carve-Out Financial Statements reflect our deemed distribution to Hydro of all cash generation associated with our operations (i.e., cash provided by

operating activities, less cash used in investing activities) up to September 30, 2003. Accordingly, the shareholders' equity figures for the periods presented in the Carve-Out Financial Statements are not representative of what our shareholders' equity would have been if we had been a stand-alone entity during these periods. However, shareholders' equity of NOK 8,944 million as of December 31, 2003, represents our "actual" shareholders' equity, including minority interests of NOK 96 million, for purposes of our future financial reporting.

Financial Income and Expense; Currency Gains and Losses

For the period from January 1, 2001 to September 30, 2003, the Carve-Out Financial Statements reflect:

- interest income consisting of our actual interest income derived from sales on credit to customers, as well as interest income based on our average cash position of NOK 800 million (with interest income on our average cash position calculated using Hydro's actual average interest rate for cash deposits);
- interest expense based on Hydro's actual interest expense for the respective periods and on our assumed average (gross) interest-bearing debt of NOK 9,300 million relative to Hydro's total interest-bearing debt; and
- currency gains and losses based on the same principles applied to determine interest expense.

The financial income and expenses for the period from January 1, 2001, to September 30, 2003, reflect Hydro's credit rating, hedge activities and strategies and actual loan agreements in this period, and may not be indicative of the financial income and expenses that we would have had on a stand-alone basis in this period.

For the period between October 1, 2003 and year-end 2003, the Carve-Out Financial Statements reflect our actual interest income, interest expense and currency gains and losses.

Overview

We are a global leader in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. The core of our operations is the production and sale of nitrogen-based fertilizers. To complement our nitrogen-based product offerings, we also market phosphate- and potash-based fertilizers sourced from third parties. In addition, we market specialty fertilizers, as well as industrial gases and nitrogen chemicals that, in general, are co-products of our fertilizer operations.

Over the last six years, our management took a number of actions to improve Hydro Agri's competitive position and operating results. The most significant of these actions was the Hydro Agri three-year turnaround program, initiated in 1999 and completed in 2001. The turnaround program exceeded its targeted levels of cost reductions and productivity improvements. Through the turnaround program, we achieved total manning reductions in excess of 30% and a similar magnitude of reductions in fixed costs (primarily salaries and related costs, purchased services for plant and facility maintenance, and sales and general administration costs). As our overall business volume was maintained through the period of the turnaround program, the cost savings had a direct productivity effect of a similar magnitude.

The turnaround program also included capacity reductions, prompted by the production overcapacity that then characterized the Western European nitrate and NPK fertilizer markets. The overcapacity situation had contributed to low fertilizer product prices and increasingly severe pressure on margins for all Western European producers. As a result of our actions, and capacity reductions by other Western European producers, the Western European fertilizer market now reflects an improved supply/demand balance, increased production capacity utilization rates and improved margins. In addition to the capacity reductions, we closed 12 of our market organizations and sold more than 25 businesses considered non-core.

The success of the turnaround program was followed-up with continued efforts to achieve productivity improvements in 2002, resulting in further fixed cost reductions. Divestment of low-performing or non-core assets represented approximately one-third of the cost reductions in 2002. The remaining amount of the fixed cost reductions related to efficiency improvements, mainly within our fertilizer production system.

Key Drivers of Our Operating Results

Notwithstanding all of the efforts of our management and other employees to improve our operating performance, our operating results and financial condition continue to be greatly influenced by prevailing market conditions in our industry and other forces. In the periods covered by the Carve-Out Financial Statements, the three main drivers of our operating results have been fertilizer prices, the costs of raw materials (e.g., natural gas and oil products), and changes in foreign currency exchange rates.

Fertilizer Prices

During the 2001-2003 period, grain prices increased by 20-30%, partly as a result of the decline in the ratio of grain stocks to consumption from 33% (as of year-end 2001) to 24% (as of June 2003). The decline in the reported grain stocks/consumption ratio can, in part, be attributed to better information collection from certain parts of the world. Nonetheless, the impact upon agricultural activity has been significant, as decisions are made based upon the perceived stocks of grain available. Higher grain prices will normally stimulate increased grain production, increasing the demand for fertilizer with resulting upward pressure on fertilizer prices.

During much of the 2001-2003 period, the upward pressure on fertilizer prices that normally follows increased grain prices was dampened by production overcapacity. However, during 2003 an overall improvement in the market balance between fertilizer production and consumption took place, which contributed to significantly improved prices. To illustrate, the average urea price (fob Middle East) hovered at around a U.S.$109 per tonne level throughout the 2001-2002 period, below what could be considered an average historical level of U.S.$130-140. The average urea price (fob Middle East) in 2003 was U.S.$148, an increase of 36% compared to the average price in 2002. The average urea price fob Middle East in the fourth quarter of 2003 was U.S.$168, an increase of 46% over the average price in the corresponding period of the prior year. During January and February of 2004, the urea price was fairly stable in the Eastern Hemisphere. *Fertilizer Week*, an industry journal, cited a price level of U.S.$165 per tonne fob Middle East at the end of February 2004. More substantial movements in prices have been observed in the Western Hemisphere, which can be attributed to, among other things, increased freight rates and lower demand in Latin America. *Fertilizer Week* quoted a urea price fob Black Sea of U.S.$130 per tonne at the end of February 2004, compared to an average in the fourth quarter of 2003 of U.S.$155 per tonne.

Cost of Raw Materials

Natural gas is the most important raw material used in the production of ammonia, finished nitrogen fertilizer products and industrial nitrogen products. The cost of natural gas accounts for as much as 70-90% of the total cash cost of ammonia production. During the last three years, the nitrogen fertilizer market has been significantly affected by an increase in natural gas prices in the United States. Following years of price levels below world market prices, the price of natural gas in the United States has moved to higher average price levels. Although remaining volatile and experiencing low price periods, such prices reached record high levels in the winter of 2000/01 and again in the winter of 2002/03. According to Cambridge Energy Research Associates, a U.S.-based advisory and consulting company focused on the energy industries, gas prices at the Henry Hub (the largest centralized point for natural gas spot and futures trading in the United States) averaged U.S.$5.45 per MMBTU in 2003, with monthly prices varying between U.S.$4.45 and U.S.$7.00 per MMBTU. The average spot price at the Henry Hub in 2002 was U.S.$3.34 per MMBTU.

The historically high U.S. natural gas prices have, in turn, led to the permanent closure or temporary shutdown of a number of U.S. ammonia plants in the last three years, contributing to the overall improvement in the market balance of fertilizer production and consumption noted above. However, additions to production capacity have occurred in other areas of the world during this period, partially offsetting the effects of the plant closures in North America and in Europe.

In recent years when fertilizer prices have been cost, rather than demand, driven, the natural gas price in the United States has served to create an effective "floor" price for nitrogen fertilizer products

globally. See "Industry Overview – Pricing of Fertilizer Products – Cost of Raw Materials." It takes approximately 36 MMBTU of natural gas feedstock and fuel to produce one tonne of ammonia. With a U.S. natural gas price of U.S.$5.50 per MMBTU (the level of U.S. natural gas prices for much of 2003), the cost of natural gas to produce one tonne of ammonia is approximately U.S.$198. This explains the significant increase in the average price of ammonia (fob Caribbean) in 2003 (U.S.$203 per tonne) compared to the prior year (U.S.$110 per tonne). Towards the end of 2003, the ammonia price increased beyond the cash cost for U.S. ammonia producers as a result of strong demand for ammonia, combined with continued production curtailments in the United States. In January 2004, ammonia prices reached very high levels. *Fertilizer Week* cited an average ammonia price fob Caribbean of U.S.$299 per tonne. Reduced demand and increased supply led to a movement in the price in February 2004; *Fertilizer Week* reported a price of U.S.$237 per tonne at month-end.

The urea price and prices for other nitrogen-based fertilizer products, in turn, have historically been closely correlated to the price of ammonia. It takes approximately 0.57 to 0.59 tonnes of ammonia to produce one tonne of urea. If one assumes an ammonia price of U.S.$203, then the ammonia cost associated with the production of one tonne of urea is approximately U.S.$118. The urea price (adjusted for the relative nitrogen content) must reflect a sufficient margin or premium above the ammonia price, together with other production costs, to cover the cash costs of upgrading the ammonia; otherwise, the fertilizer producer has an economic incentive to simply sell the ammonia. For similar reasons, European nitrate prices (e.g., prices for AN and CAN), which generally reflect a premium over the urea price, have historically demonstrated a strong correlation with the global urea price, again taking into consideration the relative nitrogen content of nitrates.

Most of our natural gas and oil product requirements are purchased from external suppliers. A significant part of the natural gas used is purchased under long-term contracts with pricing mechanisms linked to market prices of fuel oil. In Europe, natural gas prices are closely linked to the heavy fuel oil price, with a time lag of 4-5 months. Thus, our first quarter 2004 energy costs will mainly reflect prevailing fuel oil prices in the third and fourth quarters of 2003, which were roughly at the same level as the corresponding period of 2002. Energy costs related to our ammonia and urea production in Trinidad and Tobago, as well as Qatar, have been generally based on long-term contracts, the pricing terms of which are partly linked to price developments for finished products. We are currently in the process of negotiating new long-term natural gas supply agreements with the National Gas Company of Trinidad & Tobago, following the expiration of the prior long-term contracts in December 31, 2003. See "Our Business – Sourcing of Raw Materials – Natural Gas and Oil."

Changes in Currency Exchange Rates

Our operating results can be significantly affected by changes in currency exchange rates through "translation" effects (i.e., translation of the operating results of subsidiaries based outside of Norway with functional currencies other than the Norwegian kroner into our reporting currency, the Norwegian kroner). In addition, because of the nature of the fertilizer industry's pricing of products and raw materials (i.e., in, or in relation to, the U.S. dollar), combined with the location of our production facilities (mainly in Europe) and major markets (which are based in regions with other currencies), a movement in the U.S. dollar against the euro or the Norwegian kroner will have a transaction effect on our operating results. For the most part, our revenues and variable costs are exposed to the U.S. dollar and our fixed costs are exposed to European currencies, primarily the euro and the Norwegian kroner. Accordingly, exchange rate movements between the U.S. dollar and European currencies, including the Norwegian kroner, can significantly affect our operating revenues, costs and margins. In 2001, for example, the NOK/U.S.$ exchange rate reflected an average of approximately NOK 9.00 per U.S.$1.00. During 2001 and through the first few months of 2002, the U.S. dollar appreciated slowly against the euro, but with relatively small incremental changes. From that time until year-end 2003, the U.S. dollar depreciated significantly (i.e., by more than 35% against the euro and by more than 20% against the Norwegian kroner). As a result, in 2003, the increase in our operating revenues and overall operating results due to the significant increases in fertilizer prices compared to the prior year was

dampened by the depreciation of the U.S. dollar against European currencies. Excluding currency effects, the period-over-period increase in operating revenues and operating results would have been substantially higher.

Our Sensitivity to Key Drivers of Operating Results

Our management has undertaken a sensitivity analysis with respect to each of the above-described key drivers of our operating results. The sensitivity analysis addresses the effect of specified changes in each of the three key drivers on our operating income and EBITDA for a full fiscal year.

Fertilizer Prices

CAN. The CAN price has, over time, been the most relevant indicator of the revenue stream for our own produced products. Our management estimates that, over a medium-term period of one to two years, a U.S.$10 per tonne change in the price of CAN (cif Germany) will have an effect on both operating income and EBITDA of approximately NOK 500 million per year, assuming all other nitrogen fertilizer prices (other than urea) follow the CAN price in the same manner as the historical pattern.

Urea. Using the same methodology, our management has estimated that a U.S.$10 per tonne change in the price of urea (fob Middle East) will have an effect on operating income of approximately NOK 140 million per year. The effect on EBITDA is estimated to be approximately NOK 170 million per year. The difference is attributable to our equity interest in Qafco.

Ammonia. We have an ammonia surplus related to the production of our non-consolidated investees (Tringen and Qafco), while production volumes of ammonia from our 100%-owned facilities nearly equal our own consumption. Our management estimates that a U.S.$10 per tonne change in the price of ammonia will have an EBITDA effect of approximately NOK 25 million per year, and a minor direct effect on operating income.

Cost of Raw Materials

The "Raw material and energy costs" line item included in the statements of income included in the Carve-Out Financial Statements will mainly reflect the effect of changes in the prices of such materials as energy (most importantly, hydrocarbon feedstock and fuel for our ammonia production), other raw materials for the chemical production of fertilizer materials, as well as the costs of fertilizer products purchased for resale. Changes in the cost of the energy we use in the production of ammonia as an intermediate for chemically produced fertilizer products can significantly affect our operating results. Our management estimates that a U.S.$1.00 per barrel change in the price of crude oil will influence our raw materials and energy costs by approximately NOK 110 million per year, affecting both operating income and EBITDA similarly. The effect will have a time lag of several months, as the price of natural gas in most contracts is linked indirectly to the price of crude oil through the price of low sulphur fuel oil.

Although we purchase more than seven million tonnes of fertilizer materials for resale and as input for our bulk blending operations, these materials are resold with margins that are relatively stable, with the overall effect that changes in the purchasing costs for these products will have a relatively limited effect on our operating results.

The raw material and energy costs of our non-consolidated investees (e.g., Tringen and Qafco) are not reflected in our operating income, but to the extent that changes in such costs affect the net income of these companies, that will, in turn, affect our net income and EBITDA.

Currency Movements

Based on a level of EBITDA of U.S.$500 million (which approximates, for each of 2001 and 2002, our EBITDA level, converted into U.S. dollars at the average annual exchange rates of NOK 9.001/U.S.$1.00 and NOK 7.992/U.S.$1.00 in 2001 and 2002, respectively), our management estimates that the effect of a parallel appreciation of the euro and the Norwegian kroner by 12.5% against the U.S. dollar (e.g. appreciation of the Norwegian kroner against the U.S. dollar from NOK 8.00 to NOK 7.00/U.S.$1.00 and euro appreciation against the U.S. dollar from €1.000 to

€0.875/U.S.$1.00) will reduce our operating income by approximately NOK 700 million. The effect on EBITDA is estimated to be approximately NOK 800 million. An increase in the EBITDA level of U.S.$100 million (i.e., from U.S.$500 million to U.S.$600 million) is estimated to increase the NOK/U.S.$ exposure by approximately NOK 100 million, assuming the same appreciation in the Norwegian kroner.

Other Sensitivities Not Quantified

The above-described sensitivities have historically represented the most important factors influencing our operating results, apart from the profitability effect of growth in our business. Other relevant factors for which we do not generate sensitivity analyses include:

- changes in the margins of third-party purchased and resold products;
- the effect of price changes during the period between our production and sale of products resulting from our natural long product position, which affect inventory gains;
- changes in the differential between crude oil prices and fuel oil prices;
- differences in sales terms between our sales and the general market with respect to product mix, timing of orders and geographical distribution of sales; and
- changes in production and sale volumes.

Further information can be found in the EBITDA variance tables included in the discussion and analysis of our results of operations which follow.

Segment Structure

We implemented our current segment structure as of October 1, 2003. Historical figures as of and for the years ended December 31, 2002 and 2001, have been reclassified to reflect this segment structure.

Upstream

The Upstream segment's operating results are, to a great degree, based on the segment's production margins, which are primarily affected by the price levels for ammonia, urea, nitrates and NPK and the price level of energy and raw materials such as phosphate rock and potash. In addition, operating results can be greatly influenced by movements in currency exchange rates. The volatility of the Upstream segment's operating results is typical of that of commodity fertilizer producers and its results are, in relative terms, less stable than the operating results of our Downstream and Industrial segments.

Downstream

Less than 30% of the Downstream segment's sales volumes are related to the segment's own chemical production of fertilizers. The other volumes relate to products purchased either from the Upstream segment or from third parties. Because of this, much of the Downstream segment's activities are margin- or commission-based. This reduces income volatility significantly compared with a traditional fertilizer production company, since the margins and commissions will remain relatively stable regardless of market prices for fertilizers and the energy inputs used to make fertilizers. The Downstream segment is characterized by a high capital turnover, a low ratio of property, plant and equipment to total assets compared to a primarily production-oriented fertilizer operation and a relatively low EBITDA margin in relation to revenues.

Industrial

The Industrial segment markets numerous industrial products, mainly originating from our fertilizer operations, with certain of such products being intermediates in the production of fertilizers. This improves production economics and logistics and provides a source of relatively stable earnings.

Critical Accounting Policies and Use of Estimates

The following is a description of the accounting policies that our management believes involve a high degree of judgment and complexity, and that, in turn, could materially impact our financial statements if various estimates and assumptions were changed significantly. The preparation of financial statements requires companies to include certain amounts that are based on management's best estimates and judgments. In preparing the Carve-Out Financial Statements, our management reviewed our accounting policies and believes that these policies are appropriate for a fair presentation of our financial position, results of operations and our cash flows. Our management has discussed the estimates underlying certain of our critical accounting policies with our independent auditors. Actual results may differ from those estimates. For more detailed information on our significant accounting policies, see Note 1 of the Notes to the Carve-Out Financial Statements.

Impairment of Long-Lived Assets. In accordance with Norsk RegnskapsStandard ("NRS") (F), "Impairment of Long-Lived Assets," management is required to assess the conditions that could cause an asset to become impaired and require a write-down upon determination of impairment for long-lived assets held by the Company. These conditions include a significant decrease in the fair value of the asset(s), changes in the Company's business plan for the asset(s), or a significant adverse change in the local business and legal climate. The amount of such an impairment charge is based on the estimated fair value of the asset compared to its carrying value. Fair value measurements include assumptions made regarding future cash flows associated with the asset under evaluation.

Impairment charges result in a decrease to property, plant and equipment on the balance sheet and an increase in operating costs.

Contingencies and Environmental Liabilities. Contingencies and environmental liabilities are, in accordance with NRS 13 "Contingent Liabilities and Contingent Assets," recorded when such items are asserted, or are probable of assertion, and the amount of potential loss can be reasonably estimated. Evaluation of contingencies requires management to make assumptions about the probability that contingencies will be realized and the amount (or range of amounts) that may ultimately be incurred. Environmental liabilities require interpretation of scientific and legal data, in addition to assumptions about probability and future costs. Changes in these assumptions can affect the timing and amounts of recorded liabilities and costs.

Income Taxes. We account for income taxes under NRS (F) "Income Taxes." We calculate deferred income tax expense based on the difference between the tax assets' carrying value for financial reporting purposes and their respective tax basis that are considered temporary in nature, consistent with applicable Norwegian accounting standards. This computation requires management's interpretation of complex tax laws and regulations in many tax jurisdictions where we operate. Valuation of deferred tax assets is dependent on management's assessment of future recoverability of the deferred benefit. Management's judgment may change, which may affect the results for each reporting period.

Pension and Other Post-Retirement Benefits. Our employee retirement plans consist primarily of defined benefit pension plans. Measurement of obligations under the plans in accordance with NRS 6 "Pension Cost" requires management to make a number of assumptions and estimates. These include assumptions about future salary levels, inflation, discount rates, years of future service, and rates of return on plan assets. Changes in these assumptions can influence the funded status of these plans, as well as the net periodic pension expense.

As of December 31, 2003, the projected benefit obligation ("PBO") associated with our defined benefit plans was NOK 5,776 million and the fair value of pension plan assets was NOK 4,049 million, resulting in a net unfunded obligation for such plans of NOK 1,727 million. In addition, termination of benefit obligations and other pension obligation amounted to NOK 275 million, leaving the net unfunded pension obligations at a total of NOK 2,002 million. The net pension cost for 2003 amounted to NOK 406 million. The discount rate we utilize for determining pension obligations and

pension cost is based on the yield on a portfolio of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency. We provide defined benefit plans in several countries and in various economic environments that will affect the actual discount rate applied. Approximately one-fifth of our projected benefit obligation relates to Norway.

The weighted average discount rate applied as of December 31, 2003 was 5.5% and the weighted average rate of compensation increase as of December 31, 2003 was 3.1%.

The PBO is sensitive to changes in assumed discount rates and assumed compensation rates. Based on indicative sensitivities, a 1% reduction or increase in the discount rate will increase or decrease the PBO in the range of 15-20%. A 1% reduction or increase in compensation rates for all plan member categories will decrease or increase the PBO in the range of 15-20%. It should be noted that changes in the aforementioned parameters and changes in the PBO will affect net periodic pension cost — both the service cost and interest cost components — in subsequent periods, in addition to amortization of unrecognized net gains or losses, if any.

Commodity Instruments and Risk Management Activities. Our revenues, operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing commodity prices, U.S. dollar exchange rates and interest rates. We do not hold material financial or commodity derivative investments, but the derivative financial instruments that we use to manage our risks are forwards (foreign currency), options (foreign currency) and swaps (ammonia, foreign currency and interest rate). Entering into such positions requires management to make judgments about markets conditions and future price expectations. We intend to maintain future flexibility to hedge our exposure relating to fertilizer prices, energy costs, currency exchange rates and interest rates. To further understand our sensitivity to these factors, please refer to the discussion under "– Risk Management."

Use of Non-GAAP Financial Information

In the following discussion and analysis of our results of operations for the periods presented in the Carve-Out Financial Statements, we refer to certain financial metrics which our management uses in managing and evaluating our business operations and performance. Our management model, referred to as Value-Based Management, reflects our management's focus on cash flow-based performance indicators. EBITDA, which we define as income/(loss) before tax, interest expense, depreciation, amortization and write-downs, is an approximation of cash flow from operations before tax. EBITDA is a measure that includes, in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as "Other income/(loss), net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Our definition of EBITDA may differ from that of other companies. EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of our operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

Another cash flow-based indicator we use to measure performance is cash return on gross investment ("CROGI"). CROGI is defined as gross cash flow after taxes, divided by average gross investment. "Gross cash flow" is defined as EBITDA less total tax expense. "Gross investment" is defined as total assets (exclusive of deferred tax assets) plus accumulated depreciation and amortization, less all short-term interest-free liabilities, except deferred taxes.

A reconciliation of EBITDA to operating income, of operating income to gross cash flow, and of total assets to gross investment is presented at the end of the discussion in this section. A reconciliation of EBITDA to net income is presented under the caption "Reconciliation of EBITDA to Net Income."

In order to track underlying business developments from period to period, our management also uses a variance analysis methodology, developed within the Company ("Variance Analysis"), that involves the extraction of financial information from our accounting system, as well as statistical and other data from other internal management information systems. The application of the Variance Analysis involves a reconciliation of our operating revenues between our management information systems and our accounting system for the applicable period(s) analyzed. Management considers the estimates produced by the Variance Analysis, and the identification of trends based on such analysis, sufficiently precise to provide useful data to monitor our business. However, these estimates should be understood to be less than an exact quantification of the changes and trends indicated by such analysis.

Our management makes regular use of these non-GAAP financial metrics and the Variance Analysis described above to evaluate our performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as adding to the understanding – for management and investors – of the underlying operating results of our business for the periods under evaluation. Accordingly, we have included information in the discussion and analysis of our operating results and key value drivers as to our estimates of the relative effects of price, currency, volume and raw material cost changes occurring during the periods presented in the Carve-Out Financial Statements.

Discussion and Analysis of Results of Operations for Years Ended December 31, 2003, 2002 and 2001

The following tables set forth income statement data, and key statistics and financial information, for each of the periods presented in the Carve-Out Financial Statements.

Carve-Out Combined Statements of Income

	Year ended December 31,		
NOK Million, except per share information	2003	2002	2001
Operating revenues	38,334	33,477	37,449
Raw materials and energy costs	27,207	23,449	25,998
Change in inventories of own production	(16)	(76)	469
Payroll and related costs	3,216	2,921	3,463
Depreciation and amortization	1,147	1,183	1,580
Other	4,056	3,857	3,876
Operating costs and expenses	35,610	31,334	35,386
Operating income	2,723	2,143	2,063
Equity in net income of non-consolidated investees	610	57	330
Interest income and other financial income	177	245	408
Other income/(loss), net	40	142	(53)
Earnings before interest expense and tax (EBIT)	3,550	2,587	2,748
Interest expense and foreign exchange gain/(loss)	(622)	(16)	(765)
Income before tax and minority interest	2,927	2,571	1,983
Income tax expense	(902)	(845)	(599)
Net income	2,025	1,726	1,384
Minority interest	(3)	(11)	85
Net income after minority interest	2,022	1,715	1,469
Earnings per share	6.33	5.37	4.60
Average number of outstanding shares	319,442,590	319,442,590	319,442,590

Key Statistics

	Year ended December 31,		
	2003	2002	2001
Sale of fertilizers and associated nitrogen chemicals (in millions of tonnes, excluding ammonia):			
Total sales volume	22.2	22.2	20.9
Europe	11.5	11.1	11.1
Outside Europe	10.7	11.1	9.8
Total sales volume of Yara-produced product (including bulk blends) produced by Yara	15.3	14.4	14.1
Europe	10.0	9.7	9.7
Outside Europe	5.2	4.6	4.4
Purchased for resale	6.9	7.8	6.7
Average prices and costs			
Ammonia (fob Caribbean) U.S.$/tonne(1)	203	110	137
Urea (fob Middle East) U.S.$/tonne(1)	148	109	109
CAN (cif Germany) U.S.$/tonne(2)	146	111	119
Energy costs (mainly gas, oil and LPG), weighted average U.S.$/MMBTU(3)	3.21	2.28	2.47
Average exchange rate NOK/U.S.$	7.04	7.99	9.00
Average exchange rate NOK/euro	7.97	7.52	8.05
Average exchange rate U.S.$/euro	0.88	1.06	1.12

(1) Average of prices indicated in industry publications for the applicable year.

(2) Average of our published list prices for the applicable year, converted to U.S. dollars using the average exchange rates cited in the table above for the applicable year.

(3) Yara consumption, including proportional share of non-consolidated investee companies.

Key Financial Information

	Year ended December 31,		
	2003	2002	2001
Operating revenues (NOK Million)			
Upstream	15,174	11,126	13,281
Downstream	29,044	26,722	29,446
Industrial	4,719	4,360	4,861
Other and eliminations (1)	(10,603)	(8,731)	(10,139)
Yara	38,334	33,477	37,449
Operating income (NOK Million)			
Upstream	1,366	585	1,037
Downstream	1,245	1,315	1,073
Industrial	432	491	377
Other and eliminations (2)	(320)	(248)	(424)
Yara	2,723	2,143	2,063
EBITDA (NOK Million)			
Upstream	2,403	1,267	2,054
Downstream	1,916	2,016	2,028
Industrial	701	797	652
Other and eliminations (2)	(303)	(202)	(389)
Yara	4,717	3,878	4,345
CROGI (percent)			
Upstream	11.4%	6.3%	9.4%
Downstream	12.6%	12.1%	10.0%
Industrial	15.0%	16.4%	11.7%
Other and eliminations (2)	Negative	Negative	Negative
Yara	11.1%	8.8%	9.3%

(1) "Other and eliminations" includes the elimination of internal sales between segments.

(2) "Other and eliminations" includes our general overhead costs and shareholder costs, and the elimination of gains on internal sales between segments.

Operating Revenues

2003 vs. 2002

Operating revenues in 2003 of NOK 38,334 million reflected an increase of 14.5% over the prior year level of NOK 33,477 million. The increase was primarily attributable to increased prices for most fertilizer products and to increased ammonia trading activity. Based on our Variance Analysis, we estimate that higher fertilizer product prices (with respect to our own produced products and third-party products which we purchased and resold), favorable product mix changes and increased ammonia trading activity contributed to an increase in operating revenues by approximately NOK 8,000 million. Partially offsetting these positive factors was the significant reduction in the value of the U.S. dollar compared to European currencies, which, based on our Variance Analysis, we estimate to have had the effect of reducing our 2003 operating revenues by approximately NOK 3,000 million compared to the prior year.

The closure of manufacturing capacity in Europe in 2000 and 2001, together with European producers' further capacity reductions in 2002, contributed positively to the supply/demand balance in key European markets in 2003, resulting in improved prices for key products in these markets. Both urea and ammonia prices increased, reflecting an improved global market balance. The urea price increase was supported by increased global consumption, continued production capacity cutbacks in the United States because of high natural gas prices, and production stoppages caused by production problems in Indonesia, Algeria, Venezuela and Alaska.

In 2003, the average price for ammonia was U.S.$203 per tonne (fob Caribbean), up approximately 85% compared to 2002. Ammonia prices reached an average price of U.S.$240 (fob Caribbean) in the fourth quarter of 2003, a historically high level, for many of the same reasons as the urea price increase discussed above. The increase reflected high natural gas prices in the United States and strong demand for ammonia.

The increasing international prices for ammonia and urea affected European nitrate prices, which continued to rise through the second half of 2003. For the full year, European nitrate prices, stated in U.S. dollars, increased by more than 30%. The difference between the prices of nitrate fertilizers and urea was at a historically high level in 2003.

In 2003, our sales volumes were stable compared to the prior year despite the termination of a marketing agreement with Farmland/Hydro L.P., a joint venture phosphate fertilizer business based in Florida ("Farmland Hydro"), in conjunction with the sale of the assets of that company in November 2002 as part of our strategy to focus on nitrogen-based products. Sales volumes in Europe increased by 4%, while volumes declined slightly in the rest of the world, though by significantly less than the reduction resulting from the divestment of Farmland Hydro.

In Europe, total nitrogen-based product deliveries (i.e., nitrogen fertilizers and associated nitrogen chemicals) by European producers and importers were up approximately 7% in 2003 compared to the prior year. Imports of fertilizer products into Western Europe increased slightly in 2003 compared to the prior year (from approximately 25% to 26%) because of the increased relative attractiveness, particularly from the perspective of Central and Eastern European producers, of the Western European market, attributable to the previously described improved supply/demand balance. In 2003, we experienced an increase in sales volumes in the United Kingdom and Ireland, helped by the closure of the IFI fertilizer plant in Ireland in the autumn of 2002. Due to the significant increase in product prices, many European customers chose to purchase product from us and other producers early in the current fertilizer season (2003/2004). As a result, it is not unlikely that demand will be lower than normal during the remainder of the 2003/2004 fertilizer season (i.e., the first half of 2004). Our increase in volumes (and that of the industry as a whole) in 2003 compared to the prior year should also be viewed in relation to relatively low sales volumes in the second half of 2002, indicating that some customers at that time delayed their purchases to 2003.

Outside Europe, our 2003 sales volume reflected an increase of 4% over the prior year after adjusting for the effect of our divestment of Farmland Hydro in November 2002. During 2003, Brazil became, for the first time, the largest contributor to our operating revenues and fertilizer sales volumes (amounting to more than 2 million tonnes). This can be attributed in large part to our acquisition of a majority interest in Adubos Trevo, a fertilizer company based in Brazil ("Trevo"), in 2000, an equity interest which we have since increased to 95.9%. In North America, our 2003 sales volumes increased 19% over the prior year, adjusted for the effect for the sale of the assets of Farmland Hydro in November 2002. Our ability to import products into the U.S. market improved in 2003 as a result of the previously described increase in natural gas costs for the domestic industry. However, in Africa we experienced a slight volume decline as a result of challenging political conditions in some key West African markets.

2002 vs. 2001

Our 2002 operating revenues were NOK 33,477 million, compared to NOK 37,449 million in 2001, a decrease of approximately 10.6%. Based on our Variance Analysis, we estimate that the weakening of the U.S. dollar against European currencies from 2001 to 2002 represented the most significant element in the year-over-year variance in operating revenues.

The global fertilizer industry continued to experience difficult market conditions throughout most of 2002 as a result of low prices for commodity products, such as urea. European fertilizer prices for all major nitrogen products were strongly influenced by the low international urea price. The average price of urea both in 2002 and 2001 was U.S.$109 per tonne (fob Middle East), considered low on a historical basis.

During 2002, the average price for ammonia was U.S.$110 per tonne (fob Caribbean), down approximately 20% compared to 2001. The decrease reflected lower natural gas prices in the United States. During 2001, the average ammonia price was U.S.$137 per tonne (fob Caribbean), reflecting the higher natural gas prices in the United States during the 2000-2001 winter season. European nitrate prices decreased by approximately 7% from 2001 to 2002, reducing the nitrate margin to a more normal historical level since the urea price was stable from 2001 to 2002.

Our total sales volumes of fertilizer products increased by 1.2 million tonnes in 2002, an increase of approximately 6% compared to the previous year. The increase was attributable to sales outside of Europe. Sales volumes in 2002 in Asia, Latin America, Africa and North America increased by between 11% and 18% compared to the prior year, while European sales volumes reflected a small decline. Fertilizer product sales outside of Europe are primarily sourced from third parties. The sales volumes of industrial gases and chemicals also significantly improved in 2002 compared to the prior year.

Operating Income and EBITDA

2003 vs. 2002

Our operating income for 2003 was NOK 2,723 million, compared to NOK 2,143 million in 2002 (an increase of approximately 27%). EBITDA for 2003 was NOK 4,717 million, compared to NOK 3,878 million in the prior year.

Based on our Variance Analysis, we estimate that increased nitrogen prices, stated in U.S. dollars, had a positive effect on operating income of approximately NOK 2,600 million and EBITDA of approximately NOK 2,900 compared to the prior year. Part of the positive price effect on operating income and EBITDA, estimated at NOK 300 million, resulted from our natural long position (in terms of our own produced products) in a market characterized by rising prices. Both ammonia and urea prices increased, reflecting an improved global market balance. European fertilizer prices for all major nitrogen-based products were strongly influenced by a high international urea price.

The positive effects of increased prices were partially offset by increased raw materials and energy costs (predominantly relating to our European operations), which we estimate to have had a negative effect of approximately NOK 1,200 million compared to the prior year. Higher oil prices during the first several months of 2003 (and the consequent increase in gas and oil product costs for our ammonia plants) resulted in an increase of approximately 40% in the cost of raw materials for ammonia production for 2003 compared to the prior year in U.S. dollar terms. In Norwegian kroner, the increase was in excess of 20%. Other raw material costs were stable.

Our productivity increased in 2003 as a result of improvements in our European production system, allowing us to increase production by almost 0.6 million tonnes of solid finished fertilizers compared to 2002. The improvement contributed to a 6% reduction in fixed costs per tonne of solid finished fertilizer in 2003 compared to the prior year. Our total fixed costs, stated in nominal terms and on a comparable basis (i.e., excluding the negative currency translation effect from currency fluctuations), were unchanged, despite a significant increase in pension cost.

Our net income from non-consolidated investees in 2003 of NOK 610 million reflected an increase of NOK 553 million compared with 2002. The increase can be attributed primarily to a significant improvement in the results for Tringen and Qafco. The results of non-consolidated investees have no effect on our operating income, but do affect our EBITDA. In addition, EBITDA in 2002 was negatively affected by the one-time costs associated with the divestment of our interest in Farmland Hydro.

The table below reflects the change in 2003 EBITDA compared to the prior year and the most important items affecting the change.

	Amount (in NOK Million)
2003 EBITDA	4,717
2002 EBITDA	3,878
Change in EBITDA	839
Factors Affecting the Change in EBITDA	
Margin and volume, including currency effects [(1)]	786
Fixed costs, including currency effects [(2)]	(209)
Income/(loss) of non-consolidated investees	553
Interest income from customers/gain on other investments	(68)
Other income [(3)]	(102)
Other	(121)
Total change in EBITDA	839

(1) Includes the combined revenue effects of changes in sales volumes and product mix, product prices and fluctuations in currency exchange rates on operating revenues, and changes in per-unit raw materials and energy costs (mainly changes in energy costs) that are also affected by fluctuations in currency exchange rates, in order to illustrate the variance with respect to sales and the variable costs of production.

(2) Fixed costs consist primarily of salaries and related costs (including pension costs), purchased services for plant and facility maintenance, and sales and general administration costs. The variance in fixed costs includes the effect of fluctuations in currency exchange rates.

(3) The reduction was due to significant gains on sales of assets in 2002 not repeated in 2003.

Based on our Variance Analysis, we estimate that the strengthening of European currencies against the U.S. dollar had a negative effect on 2003 operating income (approximately NOK 750 million) and EBITDA (approximately NOK 850 million) compared to the prior year.

The methodology underlying management's Variance Analysis reflects certain assumptions regarding the treatment of currencies, product prices and margins, volumes, variable costs and other factors, and reflects the significant degree to which our business is a U.S. dollar-based business.

The estimation of currency effects on our operating revenues involves, among other things, the use of regression analysis to establish the degree of currency exposure (e.g., to the U.S. dollar and the euro) of our principal fertilizer products in the European markets. (We have assumed that the currency exposure of our non-European and ammonia trading and shipping business to the U.S. dollar is 100%.) The currency exposure is based on planned sales and product mix. The regression analysis evidences that our U.S. dollar currency exposure coefficients are high for urea, nitrates and NPK, but low for CN (which is highly exposed to the euro). Therefore, a substantial portion of our fertilizer product sales volumes are highly exposed to the U.S. dollar. This is true even though the majority of our product sales in Europe are invoiced in euro. The estimated degree of U.S.dollar-related and euro-related currency exposure is then used, together with assumed exchange rates for a given year taken from that year's business plan, to estimate U.S. dollar and euro operating income and EBITDA sensitivities. For instance, to estimate currency effects in 2003, we used the exchange rate of the U.S. dollar against the euro and the Norwegian kroner at the time of finalization of our 2003 business plan in December 2002. These sensitivities are adjusted to reflect year-to-date currency changes in order to determine the currency effects on operating income and EBITDA for a given period. Specifically, we derive the effect of a change in the U.S.$/NOK and euro/NOK exchange rates on period-over-period operating revenues based on the application of the change in currency rates to the U.S. dollar- and euro-related currency exposures for the current period.

Product price and margin variance analysis entails a calculation of the total period-over-period price variance based on price and volume data from our internal management systems, excluding the currency effects discussed above. The underlying logic of the calculation is that the price variation is equal to the change in price in the present period compared to the prior period, multiplied by the present period's volume. For third-party products, the same formula is used, but based on the changes in average margin per tonne in place of price (since third-party product sales represent a margin business achieved in markets outside Europe, where most of our third-party products are purchased), as derived from our accounting system. Information with respect to our ammonia and shipping

activities, the activities of our non-consolidated investee companies and the activities of our Industrial segment is also taken directly from our accounting system. The data are then analyzed to discern the price effect on our period-over-period operating results. The aggregate price effect is then split to reflect a separate line item in the Variance Analysis for the estimated gains from our long position of ammonia and urea in a rising market.

To arrive at the volume variance, the change in the present period volume compared to the prior period is multiplied by the prior period's margin/price. For our own produced products, the calculation is based on the period-over-period change in volume sold for the various product groups (derived from our internal management systems), multiplied by the prior period's realized prices, excluding the currency effects described above. The volume variance reflects calculations of the aggregate changes for each fertilizer product group. For third-party products, the same formula is used, but based on the prior period average margin per tonne realized in markets outside of Europe. The volume information is derived from our internal management systems, while the average margin per tonne is calculated based on the actual contribution achieved as reflected in our accounting system, divided by the volume sold.

We estimate variable cost variance using a methodology similar to that used for estimating the variance in operating revenues. A determination is made of the most significant currencies for each of our variable cost components. The main cost drivers, energy costs and the cost of dry raw materials, have been assumed to be mainly U.S. dollar-denominated. The estimated effect of changes is, consequently, evaluated by multiplying consumption in any given period by the change in unit costs in U.S. dollars and then translating the U.S. dollar effect into Norwegian kroner using the current year's average currency exchange rate. For the analysis of the 2003 versus 2002 variance, the magnitude of the changes in the price and consumption of dry raw materials was not a significant item in the total EBITDA variance and is, as a result, not broken out in the table below.

The fixed cost variance has been calculated using fixed currency rates, such that the currency effect of fixed costs is included in the overall currency effect. For 2003, the net change in fixed cost was negligible. Consequently, information on such variance is not broken out in the table below.

Based on the above-described analysis for identifying the currency effects on operating revenues and cost items, the currency effect on operating income and EBITDA for the current period is derived by applying constant exchange rates (i.e., present period rates) to the financial figures for the prior period.

The table below reflects management's view of the underlying change in 2003 EDITDA compared to the prior year after isolating the effect of the U.S. dollar's depreciation and other currency changes.

	Approximate amount (in NOK Million)
Total change in EBITDA as presented above	839
Currency effects affecting EBITDA [(1)]	(850)
Total change in EBITDA calculated with stable currency rates	1,689
Factors contributing to the change in EBITDA	
Volumes including product mix	150
Prices/Margins, including effects on share of net income of non-consolidated investees [(2)]	2,600
Price effect on natural long position [(3)]	300
Energy costs in Europe	(1,200)
Pension costs	(123)
Interest income and other financial items	(68)
Other	30
Total change in EBITDA calculated with stable currency rates	1,689

(1) Currency effects on all line items in the table have been isolated by applying constant exchange rates (i.e., present period rates) on the financial figures for 2002. For the U.S. dollar and the euro, the rates were NOK 7.037 per U.S.$1.00 and NOK 7.975 per €1.00, respectively.

(2) Includes the net effect of estimated price fluctuations on the net income of non-consolidated investees.

(3) Increased margins from changes in the value of inventory between production and sale in a rising market.

2002 vs. 2001

Our operating income in 2002 was NOK 2,143 million, an increase of approximately 4% compared to the prior year's level of NOK 2,063 million. The increase was partly attributable to reduced depreciation following the write-down of assets in 2001 in connection with the turnaround program.

Our EBITDA in 2002 was NOK 3,878 million, compared to NOK 4,345 million in 2001 (a decrease of approximately 11%). The significant weakening of the U.S. dollar relative to the Norwegian kroner and the euro in 2002 negatively affected our 2002 operating income and EBITDA. The decrease in EBITDA in 2002 can also be attributed to the higher relative portion of total sales volumes in 2002 represented by third-party products compared to the prior year, as the margins on the resale of products purchased for resale are normally lower than those associated with our own produced products. Sales volumes of our own produced products were stable.

Lower raw materials and energy costs for ammonia production for finished fertilizer products positively affected our 2002 operating income and EBITDA. The average price of purchased energy (i.e., gas and oil products) in 2002 was U.S.$2.28 per MMBTU, compared to U.S.$2.47 per MMBTU in 2001.

As noted above, in November 2002, we divested our interest in Farmland Hydro as part of our strategy of increasing our focus on nitrogen-based products. This resulted in a negative effect on 2002 EBITDA of NOK 82 million, reflected in income from non-consolidated investees. In addition to the one-time effect of this divestment, our share of net income of non-consolidated investees declined by approximately NOK 100 million in 2002. We also sold several other non-core assets in 2002, both within the Downstream and Industrial segments.

Interest Expense and Currency Gains and Losses

As explained above in the discussion under "– Basis of Presentation of Carve-Out Financial Statements," the Carve-Out Financial Statements reflect net interest costs based on the assumption, in accordance with the Demerger Plan, of net interest-bearing debt of NOK 8,500 million through October 1, 2003. In addition, the Carve-Out Financial Statements reflect the allocation to us of a share of Hydro's net foreign currency gains and losses for each period presented based on a gross interest-bearing debt level of NOK 9,300 million. For the period between October 1, 2003 and year-end 2003, the Carve-Out Financial Statements reflect our actual interest income, interest expense and net currency gains and losses. For more information, see Note 8 of the Notes to the Carve-Out and Pro Forma Financial Statements.

Interest Expense and Currency Gains and Losses

	Year ended December 31,		
NOK Million	2003	2002	2001
Interest income	176	206	364
Net gain (loss) on securities	1	1	2
Dividends received [(1)]	1	38	42
Interest income and other financial income	177	245	408
Interest expense	(589)	(655)	(685)
Capitalized interest	15	9	1
Net foreign exchange gain (loss)	11	670	(77)
Other, net	(59)	(40)	(4)
Interest expense and foreign exchange gain (loss)	(622)	(16)	(765)
Net financial income (expense)	(445)	229	(357)

(1) Refers to dividends from companies in which we have less than a 20% equity interest.

2003 vs. 2002

Net financial expense for 2003 amounted to NOK 445 million, reflecting our portion of Hydro's net interest expense based on the net interest-bearing debt level at October 1, 2003 and our actual interest costs in the fourth quarter of 2003. Interest income of NOK 176 million consisted of our actual interest income from sales on credit to customers, as well as interest income based on our average cash position of NOK 800 million (with interest calculated using Hydro's average interest rate for cash deposits).

In 2003, net currency gains amounted to NOK 11 million compared to net currency gains of NOK 670 million in the prior year. The 2003 figure represents our portion of Hydro's net currency gains for the period from January 1 to September 30, 2003, and our actual net currency gains for the remainder of the year. The net currency gains for both 2003 and 2002 related primarily to the U.S. dollar's depreciation against the Norwegian kroner and reflect the significant portion of Hydro's long-term debt that was U.S. dollar denominated. In 2003, the appreciation of the euro against the Norwegian kroner created a currency loss that partially offset the currency gain from the depreciation of the U.S. dollar. Net financial income from October 1, 2003 (the Effective Date), reflects our decision to have the major part of our financing in Norwegian kroner. This will change, as we plan to have the major part of our future financing in U.S. dollars following the consummation of the Demerger.

2002 vs. 2001

Net financial income for 2002 was NOK 229 million compared to net financial expense in 2001 of NOK 357 million. Both figures reflect an allocation of interest expense and currency gains and losses based on the net interest-bearing debt level of NOK 8,500 million. The net financial income figure for 2002 included net currency gains of NOK 670 million attributable primarily to the appreciation of the Norwegian kroner against the U.S. dollar.

Income Taxes

Provision for current and deferred taxes in 2003 amounted to NOK 902 million, representing approximately 31% of pre-tax income. The equivalent amounts for 2002 and 2001 were NOK 845 million and 33%, and NOK 599 million and 30%, respectively. In each of these years, the tax provision consisted primarily of current taxes.

Net Income

For the reasons explained in the discussion above, our net income in 2003 was NOK 2,022 million, compared to NOK 1,715 million in 2002, an increase of approximately 18%. Our 2002 net income reflected an increase of 17% over our 2001 net income of NOK 1,469 million.

Operating Segment Information

Upstream

	Year ended December 31,		
	2003	2002	2001
Financial Data (NOK Million)			
Operating revenues	15,174	11,126	13,281
Operating income before financial items and other income	1,366	585	1,037
EBITDA	2,403	1,267	2,054
Financial Data (U.S.$ Million) (1)			
Operating revenues	2,156	1,392	1,476
Operating income before financial items and other income	194	73	115
EBITDA	342	158	228
CROGI	11.4%	6.3%	9.4%
Gross Investment (NOK Million)(2)	17,502	17,093	18,507
Net Operating Capital (NOK Million)	1,934	955	1,059
Plant, Property and Equipment (NOK Million)	3,556	3,437	3,743
Non-consolidated investees, investments and advances (NOK Million)	1,516	1,351	1,861
Production Volumes (thousands of tonnes), chemically produced products			
Ammonia (including share of non-consolidated investees)	4,777	4,688	4,549
Urea (including share of non-consolidated investees)	2,279	2,044	2,209
NPK	1,826	1,786	1,847
CN	963	942	900
Nitrates	1,537	1,684	1,681
Other	237	275	247
Average Commodity Prices			
Ammonia price (fob Caribbean) U.S.$/tonne (3)	203	110	137
Urea price (fob Middle East) U.S.$/tonne (3)	148	109	109
Energy cost (mainly gas, oil and LPG), weighted average, U.S.$/MMBTU (4)	3.21	2.28	2.47

(1) The reported NOK figures have been converted to U.S. dollars using the average exchange rate for the respective periods. The U.S. dollar exchange rates used were NOK 7.037, NOK 7.992 and NOK 9.001 per U.S.$1.00 for 2003, 2002 and 2001, respectively.

(2) Average of opening and closing balances.

(3) Average of industry published values for the applicable year.

(4) Yara consumption, including our proportional shares of non-consolidated investee companies.

Operating Revenues

2003 vs. 2002

The Upstream segment's operating revenues for 2003 were NOK 15,174 million, an increase of approximately 36% compared to the segment's 2002 operating revenues of NOK 11,126 million. The increase can primarily be attributed to the significant increase in commodity fertilizer product prices, particularly in the second half of 2003. In the fourth quarter of 2003, average ammonia prices were almost 120% above the average 2002 price level. Based on our Variance Analysis, we estimate that the high ammonia prices contributed more than NOK 3,500 million to the increase in segment operating revenues in 2003. We experienced only a limited price improvement in our sales of NPK to markets outside Europe, with the improvement more than offset by increased logistical costs resulting from increased shipping rates. Based on our Variance Analysis, the depreciation in the U.S. dollar against the Norwegian kroner had an estimated negative effect on the Upstream segment's 2003 operating revenues of more than NOK 1,500 million compared to 2002.

2002 vs. 2001

In 2002, the Upstream segment's operating revenues were NOK 11,126 million, compared to NOK 13,281 million in 2001. The Upstream segment's operating revenues and operating results have

historically been greatly influenced by price levels for the segment's principal products: ammonia, urea, NPK and nitrates. In 2002, the fertilizer industry experienced lower commodity fertilizer prices than in the prior year. The ammonia price was, on average, approximately 20% lower than the 2001 level.

Operating Income and EBITDA

2003 vs. 2002

The Upstream segment's operating income for 2003 was NOK 1,366 million, an increase of approximately 134% compared to the prior year when operating income was NOK 585 million. The Upstream segment's EBITDA for 2003 of NOK 2,403 million reflected an increase of approximately 90% over the prior year (NOK 1,267 million). The increases can be attributed primarily to the significant increase in commodity fertilizer prices.

Based on our Variance Analysis, we estimate that the Upstream segment's costs to purchase natural gas and liquid hydrocarbons for use in its European ammonia production increased by approximately NOK 1,200 million in 2003 compared to the prior year. These costs are included in the cost line item "Raw materials and energy costs." The non-consolidated investee companies, Tringen, Qafco and Farmland Hydro, contributed to an improvement in EBITDA in 2003 of NOK 501 million compared to the prior year. In the case of Farmland Hydro, its contribution to the improvement was by virtue of the non-inclusion of one-time costs incurred in 2002 in connection with the divestment of the assets and activity of the company in November 2002.

2002 vs. 2001

The Upstream segment's 2002 operating income was NOK 585 million, compared to NOK 1,037 million in 2001. The Upstream segment's 2002 EBITDA was NOK 1,267 million, compared to NOK 2,054 million in 2001. The lower ammonia price was the principal cause of the decline in the Upstream segment's 2002 operating revenues and, in turn, operating income and EBITDA compared to the prior year. Lower raw materials and energy costs (natural gas) and fixed cost savings achieved through our continued improvement programs only partially offset the effect of the ammonia price decline. The Upstream segment's operating income in 2001 reflected non-recurring costs associated with the turnaround program of NOK 239 million.

The Upstream Segment's 2002 operating income and EBITDA were also negatively affected by the translation effect of the weakening of the U.S. dollar against the Norwegian kroner. In addition, the weakening U.S. dollar had a transaction effect, adversely affecting the competitive position of the Upstream segment's European production units relative to North American producers.

Downstream

	Year ended December 31,		
	2003	2002	2001
Financial Data (NOK Million)			
Operating revenues	29,044	26,722	29,446
Operating income before financial items and other income	1,245	1,315	1,073
EBITDA	1,916	2,016	2,028
Financial Data (U.S.$ Million) (1)			
Operating revenues	4,127	3,344	3,271
Operating income before financial items and other income	177	165	119
EBITDA	272	252	225
CROGI	12.6%	12.1%	10.0%
Gross Investment (NOK Million)(2)	11,864	12,762	16,073
Net Operating Capital (NOK Million)	5,474	5,183	7,301
Plant, Property and Equipment (NOK Million)	2,411	2,412	2,891
Non-consolidated investees, investments and advances (NOK Million)	808	601	368
Sales Volumes (thousands of tonnes, external sales)			
Total Sales	20,254	20,352	19,153
Europe	9,936	9,550	9,695
Rest of World	10,319	10,803	9,457
Production Volumes (thousands of tonnes), chemically manufactured products			
Total	5,678	5,095	5,332
Nitrates	2,652	2,363	2,460
NPK	2,356	2,064	2,066
Other Products	670	668	806
Average Fertilizer Prices			
CAN price (fob Germany), U.S.$/tonne (3)	146	111	119
NPK France (cif) U.S.$/tonne (3)	193	158	162

(1) The reported NOK figures have been converted to U.S. dollars using the average exchange rate for the respective periods. The U.S. dollar exchange rates used were NOK 7.037, NOK 7.992 and NOK 9.001 per U.S.$1.00 for 2003, 2002 and 2001, respectively.

(2) Average of opening and closing balances.

(3) Average of our published list prices for the applicable year, converted to U.S. dollars.

Operating Revenues

2003 vs. 2002

The Downstream segment's operating revenues for 2003 were NOK 29,044 million, an increase of approximately 9% compared to the prior year. Fertilizer prices in all of the Downstream segment's main markets increased significantly, especially towards the end of 2003. European nitrate prices, stated in U.S. dollars, were on average more than 30% above the price level in 2002. The positive effect of increased fertilizer prices was partly offset by the effect of the weakening of the U.S. dollar against the euro and the Norwegian kroner.

2002 vs. 2001

In 2002, the Downstream segment had operating revenues of NOK 26,722 million, compared to NOK 29,446 million in 2001. The Downstream segment's operating revenues have historically been greatly influenced by prices of nitrates and NPK, and sales volumes. Lower fertilizer prices and the depreciating U.S. dollar reduced 2002 operating revenues compared with the previous year. Operating revenues in 2001 reflected the substantial increase in fertilizer prices in Europe notwithstanding a drop in the ammonia price in 2001. The increased 2001 fertilizer prices in Europe reflected the improved market balance between fertilizer production and consumption resulting from the reduction in capacity implemented by a number of European producers.

Operating Income and EBITDA

2003 vs. 2002

The Downstream segment's operating income for 2003 was NOK 1,245 million, compared to NOK 1,315 million in 2002, a decline of approximately 5%. The segment's EBITDA for 2003 was NOK 1,916 million, compared to NOK 2,016 million in 2002, a decline of approximately 5%. The declines in operating income and EBITDA were due primarily to currency effects (i.e., the weakening of the U.S. dollar against the euro and the Norwegian kroner). The Downstream segment's earnings, measured in U.S. dollars, improved notwithstanding the detrimental effect of the strong European currencies on the competitive position of the segment's European operations. However, higher ammonia input prices contributed to the Downstream segment's increased variable costs compared to 2002.

The Downstream segment's 2003 operating results represented the third consecutive year of relatively stable earnings for the segment, demonstrating that margins were generally maintained despite the strong increase in ammonia prices in 2003.

2002 vs. 2001

The Downstream segment's 2002 operating income was NOK 1,315 million, compared to NOK 1,073 million in 2001. The Downstream segment's 2002 EBITDA was NOK 2,016 million, compared to NOK 2,028 million in 2001. The Downstream segment's 2002 operating income and EBITDA were positively affected by the decline in ammonia prices, which positively affected raw material costs. However, the positive effect on the Downstream segment's production margins was largely offset by a decline in finished fertilizer product prices. The Downstream segment's operating income and EBITDA were also negatively affected by the weakening of the U.S. dollar against the euro and the Norwegian kroner over the entire two-year period from 2001 to 2003.

Operating income in the Downstream segment in 2001 reflected non-recurring costs associated with the turnaround program of NOK 142 million.

Industrial

	Year ended December 31,		
	2003	2002	2001
Financial Data (NOK Million)			
Operating revenues	4,719	4,360	4,861
Operating income before financial items and other income	432	491	377
EBITDA	701	797	652
Financial Data (U.S.$ Million) (1)			
Operating revenues	671	546	540
Operating income before financial items and other income	61	61	42
EBITDA	100	100	72
CROGI	15.0%	16.4%	11.7%
Gross Investment (NOK Million)(2)	3,746	3,881	4,702
Net Operating Capital (NOK Million)	624	418	645
Plant, Property and Equipment (NOK Million)	1,188	1,194	1,383
Non-consolidated investees, investments and advances (NOK Million)	15	41	100
Operating Revenues, Industrial Gas and carbon dioxide (NOK Million, external sales)	1,560	1,548	1,604
Sales Volumes (thousands of tonnes, external sales) (3)			
Industrial N-chemicals	1,475	1,393	1,341
Environmental Products	430	394	357

(1) The reported NOK figures have been converted to U.S. dollars using the average exchange rate for the respective periods. The U.S. dollar exchange rates used were NOK 7.037, NOK 7.992 and NOK 9.001 per U.S.$1.00 for 2003, 2002 and 2001 respectively.

(2) Average of opening and closing balances.

(3) These volumes include products that are not included in the categories of fertilizers and nitrogen chemicals. The volume of such products were 67, 87 and 100 thousand tonnes for 2003, 2002 and 2001, respectively.

Operating Revenues

2003 vs. 2002

The Industrial segment's operating revenues in 2003 of NOK 4,719 million were approximately 8% higher than in the prior year. The increase was primarily attributable to increased sales volumes for most product groups, including technical ammonium nitrates, specialty nitrogen products such as Reduktan® (for removal of NO_x emissions) and Nutriox® (for water treatment), and carbon dioxide. The Industrial segment experienced increased sales volumes of technical ammonium nitrate outside Europe. Sales volumes of environmental products benefited from good weather conditions in Europe. Sales of industrial gases in Norway were modestly reduced as a result of difficult market conditions for the shipbuilding sector.

The overall revenue effect of increased sales volumes was partly offset by the negative effect of the strengthening of European currencies against the U.S. dollar, while the appreciation of the euro against the Norwegian kroner had a positive effect.

2002 vs. 2001

The Industrial segment's 2002 revenues of NOK 4,360 million reflected a decline of approximately 10% compared to the prior year level of NOK 4,861 million. The decline was primarily attributable to the stronger Norwegian kroner and the divestment of low performing non-core activities. Increases in 2002 sales volumes for most of the segment's industrial products partially offset these factors. Sales volumes of environmental products and industrial nitrogen chemicals both increased. Volumes of environmental process chemicals (i.e. mainly Nutriox® and Reduktan®) increased by 10%. The increase was primarily attributable to higher coal consumption for power generation in Europe. Volumes of industrial N-chemicals increased by 3% compared to the prior year. The volume growth was the result of increased demand for intermediate products in the chemicals industry in Europe. Lower global coal production, which represents 60% of the technical ammonium nitrate market, reduced global demand for explosives. However, this was offset by our increased market share and growth in demand from other mining industries.

Operating revenues for industrial gases and carbon dioxide, a regional business focusing mainly on Europe, decreased approximately 3% in 2002 compared to the prior year because of lower sales of industrial gases in Norway attributable to reduced demand for welding gases from the engineering industry. The strengthening of the Norwegian kroner against the euro contributed to reduced operating revenues, stated in Norwegian kroner, related to sales of carbon dioxide, despite increased sales volumes.

Operating Income and EBITDA

2003 vs. 2002

The Industrial segment's operating income for 2003 was NOK 432 million, a reduction of NOK 59 million (approximately 12%) compared to the prior year. The segment's EBITDA in 2003 also reflected a decline of approximately 12% compared to the prior year, from NOK 797 million in 2002 to NOK 701 million in 2003. The reductions in operating income and EBITDA were principally due to the increase in ammonia prices. Ammonia is an important input cost for the Industrial segment and increased raw material costs normally represent reduced margins in the short-term. Growth in sales volumes continued to have a positive effect on operating results.

Most revenue and variable cost elements from the Industrial segment's chemicals activities are strongly linked to the U.S. dollar. For the Industrial segment's industrial gas activities, a major part of the pricing is related to European currencies, as the trade in the products of this segment between Europe and other regions is limited. As a result, the Industrial segment has a fairly limited currency exposure on the operating income and EBITDA level.

2002 vs. 2001

The Industrial segment's operating income in 2002 was NOK 491 million, compared to NOK 377 million in 2001. The segment's 2002 EBITDA was NOK 797 million, compared to NOK 652 million in the prior year. Reduced ammonia prices positively affected margins for nitrogen chemicals. Further, the underlying (i.e. adjusting primarily for divestments) increase in sales volumes also positively affected 2002 operating income and EBITDA.

Liquidity and Capital Resources

NOK Million	Year ended December 31, 2003	2002	2001
Net cash provided by operating activities [(1)]	1,516	2,755	3,186
Net cash used in investing activities [(1)]	(786)	(954)	(555)

(1) The figures for net cash provided by operating activities and investing activities are not representative of what would have been the case if we had been a stand-alone entity during the periods presented. These figures reflect the assumption used in the Carve-Out Financial Statements that our net interest-bearing debt has been kept constant at NOK 8,500 million from January 1, 2001 to September 30, 2003. All surplus cash generated (i.e., cash provided by operating activities, less cash used in investing activities) during this period has been treated as if such cash had been distributed as dividends to Hydro up to September 30, 2003. For the last quarter of 2003, our cash generation has contributed to a reduction of our debt level.

Cash Flow from Operating Activities

Over the last three fiscal years, our net cash generation (i.e., cash provided by operating activities, less cash used in investing activities) was NOK 2,631 million in 2001, NOK 1,801 million in 2002 and NOK 730 million in 2003, which underlines the substantial cash generating ability of our business over this period.

Our net income in 2003 was NOK 2,022 million compared to NOK 1,715 million in 2002. Nonetheless, net cash provided by operating activities in 2003 was NOK 1,516 million, a decrease of NOK 1,239 million, or approximately 45%, compared to 2002. The main reason for the decrease was the increase in net operating capital (the major elements of which are accounts receivable plus inventory, less accounts payable), primarily reflecting the increased fertilizer prices during 2003. Excluding the effect of the change in net operating capital, cash flow provided by operating activities was NOK 678 million higher than in 2002. In absolute terms, our net operating capital increased 21% from NOK 6,700 million to NOK 8,100 million due to the increase in fertilizer prices. Operating capital productivity, measured as capital turnover days, improved by 13% compared to the prior year. We estimate operating capital turnover days as the average time from when we pay our suppliers to the time when we collect payment from our customers.

The results of Yara's non-consolidated investees increased by NOK 553 million from 2002 to 2003. The improved results are mainly explained by the sharp increase in ammonia and urea prices in 2003. In November 2002, we divested our joint venture phosphate fertilizer business, Farmland Hydro, which resulted in a negative EBITDA effect of NOK 82 million. Dividends received from non-consolidated investees in 2003 totaled NOK 336 million, compared to NOK 206 million in the prior year.

Net cash provided by operating activities in 2002 totaled NOK 2,755 million, compared to NOK 3,186 million in 2001. Cash flow before changes in working capital was reduced from NOK 3,116 million in 2001 to NOK 2,136 million in 2002. The appreciation of the Norwegian kroner from an average rate of NOK 9.001/U.S.$1.00 in 2001 to NOK 7.992/U.S.$1.00 in 2002 was a significant factor in the reduction. Working capital was reduced by approximately NOK 550 million. In both years, cash flow from operations reflected generally improved market conditions, the positive effects of the turnaround program and a significant reduction of net operating capital.

Cash Flow Used in Investing Activities

In 2003, net cash used in investment activities was NOK 786 million, compared with NOK 954 million in 2002, a reduction of approximately 17.6%. The reduction was primarily attributable to reduced capital expenditures. In 2002, our capital expenditures related to, among other things, our entering into a joint venture in Chile and initiation of a two-year upgrade program for the Sluiskil facility's power supply. See "– Capital Expenditures" below. The cash effect of the higher level of capital expenditures was partly offset by increased proceeds from sales of non-core businesses. In 2001, net cash used in investing activities was NOK 555 million, reflecting the low level of capital expenditures relating to plant maintenance projects and some other minor projects.

Cash Flow Used in Financing Activities

In 2003, the primary component of the cash flow used in financing activities was the reduction in net interest-bearing debt due Hydro. In 2002 and 2001, the primary component of cash flow used in financing activities was the deemed distributions to Hydro.

Cash, Short-Term and Long-Term Borrowings

As explained above, Hydro uses a centralized approach to cash management and the financing of its operations. As a result, our operations have not had separate funds or external financing. Cash and cash equivalents in the Carve-Out Financial Statements primarily represent cash held by the parent company (i.e., Hydro) and certain foreign units serving as local finance centers operating within the Hydro Group. Similarly, short and long-term borrowings mainly consist of the indebtedness of the parent company, a significant portion of which is denominated in U.S. dollars.

As explained above, as of October 1, 2003, we had a net interest-bearing debt of NOK 8,500 million. During the fourth quarter of 2003, our cash generation enabled us to reduce this debt by approximately NOK 900 million.

New Bank Facilities

Under the terms of the Demerger Plan, we are obligated to repay Hydro, on or before the Completion Date, net interest-bearing debt in the aggregate amount of approximately NOK 7.6 billion as of December 31, 2003. On January 30, 2004, we entered into preliminary arrangements to procure external financing to, among other things, repay our indebtedness to Hydro. These arrangements consist of two loans aggregating a total amount available to us of U.S.$1.5 billion. Except as noted below, the material terms and conditions applicable to each of the loans are the same.

The first loan is a five-year revolving credit facility in the amount of U.S.$750 million (the "five-year loan"). This loan will be provided by a syndicate of banks and the mandate letter to the lead arrangers of the financing, Citigroup Global Markets Limited, Commerzbank AG, DnB NOR Bank ASA, J.P.Morgan plc, Nordea and SG Corporate and Investment Banking, to commence formation of the syndicate has been executed. It is anticipated that the final syndication will be in place prior to the Completion Date.

The second loan is a 364-day revolving credit facility in the amount of U.S.$750 million (the "364-day loan"). This loan will not be syndicated and will be provided by the lead arrangers of the five-year loan. It is our intention to refinance this loan prior to its maturity. According to the proposed terms of the 364-day loan, proceeds of any such new debt offering by us after the Demerger must be utilized to repay and reduce the commitment amount under this loan. In the event that we are unable to secure such refinancing, we may request a one-year extension of the facility subject to the consent of the lending banks. In the alternative, or in the event that such consent is not secured, we have the option to convert the amount outstanding on the loan at its stated maturity to a term loan with a maturity two years after the date of such conversion. Such option is not subject to the consent of the lenders. We also have the option at the end of the extension of this loan to convert it to a term loan with a maturity of one year after the date of such conversion.

The loans are to be denominated in U.S. dollars, but we can designate borrowings under the loans in euro or Norwegian kroner. We may also request, subject to the consent of the lending banks, borrowings in certain other currencies.

Interest on the loans is payable at a floating rate based upon a margin above the Interbank Borrowing Rate for the applicable currency for the applicable period of the borrowing, which may be for one, two, three or six months at a time. For the balance of 2004, the margin on the five-year loan will be 42.5 basis points and the margin on the 364-day loan will be 37.5 basis points. Commencing with the first quarter of 2005, the margin varies based upon the ratio of our consolidated "net interest bearing debt" to our consolidated "equity" at the end of each quarter. These terms are defined in the loan documents and are described below. The margin ranges from 32.5 to 55 basis points. If the margin test had been applied to us at December 31, 2003, the margin would have been 37.5 basis points.

In addition to interest payable on the outstanding borrowings, we will pay a utilisation fee, commitment fees on the unborrowed amount of the commitments under both loans, as well as fees in connection with the extension or conversion to a term loan of the 364-day loan and with the syndication of the five-year loan.

The commitments of the banks to fund the loans are conditioned upon:

- the execution and delivery of mutually satisfactory loan documentation;
- the completion of the Demerger;
- the absence of a material adverse change in our financial condition and business as described in this Offering Memorandum;
- no occurrence of an event of default under the loan documents; and
- other customary conditions applicable to financing facilities of this size and type.

It is our intention to secure the satisfaction of all of these conditions, except the effectiveness of the Demerger, prior to the time that the Board of Directors of Hydro must determine to authorize the filing of the appropriate documents with the Norwegian Register of Business Enterprises to complete the Demerger.

The loan documents will contain representations and warranties of the kind normally given by companies borrowing funds in this type of transaction in the international banking market. They will also contain certain undertakings regarding compliance with laws, including environmental laws, maintenance of customary insurance, legal authority and corporate existence, provision of financial information, payment of taxes and similar matters that are also customary in these types of transactions. We will also agree in the loan documents that:

- We and our Material Subsidiaries (which term is described below) will not enter into any secured financing transactions or mortgage or otherwise grant liens on our assets, subject to certain permitted exceptions.
- We will not incur debt that would rank senior to the loans.
- We and our Material Subsidiaries will not dispose of our assets other than in the ordinary course of business, subject to certain permitted exceptions.
- We will not substantially change the general nature or scope of our business.
- We will not permit our Material Subsidiaries to incur external debt, subject to certain permitted exceptions.
- Our Material Subsidiaries will not make loans to, or guarantee the debt of, third parties or enter into transactions with the same effect, subject to certain permitted exceptions.
- We will not merge with another entity unless we are the surviving entity and we have a credit rating of at least BBB or Baa2 by Standard & Poors or Moody's, respectively, immediately following the merger.

For purposes of these undertakings, we will designate as "Material Subsidiaries" certain subsidiaries whose aggregate property, plant and equipment, and aggregate EBITDA, equal not less than 70% of our consolidated property, plant and equipment and consolidated EBITDA. We will have the ability to add and remove entities from the designation as Material Subsidiaries, subject to certain limitations, as long as the foregoing test is met.

In addition to the foregoing, we will be required to maintain a ratio of "net interest bearing debt" to "equity" on a consolidated basis at the end of each financial quarter not exceeding 1.40:1. For purposes of this undertaking (and for purposes of determining the margin of interest payable on the loans), the term "net interest bearing debt" means "the amount of any debt or other financial instrument that bears interest less cash and cash equivalents and other liquid assets" and the term "equity" means the "share capital and equity plus certain permitted subordinated debt but excluding any minority interests," in each case on a consolidated basis as shown on the consolidated balance sheet of the Company and its subsidiaries prepared in accordance with Norwegian GAAP at the end of each quarter. The terms include a mechanism for adjusting this when we convert to IFRS as of January 1, 2005.

The loan documents will contain provisions relating to events of default, including failure to pay amounts due, breach of the financial ratio described above, breach of representations and warranties, breach of undertakings, institution of bankruptcy or related types of proceedings, default on other material indebtedness, illegality and cessation of business. Certain of these matters are subject to notice and a right to cure. If an event of default occurs and is not cured, the amounts due under the loans will become due and payable and a default rate of interest will be applied to such unpaid sums.

In addition, in the event of a change of control that occurs without the consent of the lenders, the amounts due under the loans become due and payable 45 days after such change of control. For purposes of this provision, a change of control is deemed to occur if any person or group of persons, other than the Kingdom of Norway, gains control of 50% or more of our issued and outstanding share capital.

The aggregate amount available under the loans is in excess of the amount necessary to repay the indebtedness to Hydro on the Completion Date. It is our intention to borrow the full amount of the 364-day loan and as much as is necessary under the five-year loan to repay all of the indebtedness owed to Hydro in connection with the consummation of the Demerger. Unborrowed commitments under the five-year loan will be utilized for our working capital and other corporate needs, as well as those of our subsidiaries.

Insurance Arrangements

As noted above, Hydro Agri's insurance coverages were purchased from Hydro's captive insurance company, Industriforsikring AS. By law and applicable regulations, Industriforsikring may not renew the existing insurance policies with us after consummation of the Demerger, though existing policies can run the balance of their term. For the rest of 2004, we intend to continue most of our existing insurance arrangements on the same basis as in the past in terms of our total coverage. This means that we will have property damage and business interruption insurance coverage up to a maximum of NOK 4,000 million. For product and third-party liability insurance, the coverage is NOK 500 million plus 35% of any additional amount up to NOK 1,700 million. We will evaluate whether additional coverage should be obtained during the balance of 2004. Immediately following the consummation of the Demerger, retention risk will be transferred to us from Industriforsikring. The total possible retention amount is up to NOK 225 million for property damage and business interruption, and up to NOK 110 million per case for liability. The retention amounts, which reflect a significant increase over the pre-Demerger arrangements, will imply a slight reduction in premium payments in 2004.

We have decided to establish our own captive insurance company. During 2004, the newly formed captive insurance company will be responsible for our relationship with Industriforsikring.

Having a captive insurance company will enable us to access the broader international re-insurance market directly, rather than through a limited number of primary insurance companies.

Employment Retirement Plans

With respect to employee retirement plans, as of December 31, 2003, the PBO associated with our defined benefit plans was NOK 5,776 million and the fair value of pension plan assets was NOK 4,049 million, resulting in a net unfunded obligation for such plans of NOK 1,727 million. In addition, termination benefit obligations and other pension obligations amounted to NOK 275 million, leaving the net unfunded pension obligations at a total of NOK 2,002 million. The after-tax effect, which would primarily be an increase of net interest-bearing debt if we were to expense the funding of the approximate NOK 2.0 billion net unfunded pension liability at an assumed present market value, is estimated to be approximately NOK 1.4 billion, and the resulting effect on equity after-tax would have been approximately NOK 650-700 million.

Contractual Obligations and Commercial Commitments

A summary of our total contractual obligations and commercial commitments to make future payments is presented below.

Contractual obligations (1) As of December 31, 2003 NOK Million	Total	Payments Due by Period 1-3 Years	4-5 Years	There-after
Capital lease obligations	6	5	1	
Operating lease obligations	1,902	862	417	623
Unconditional purchase obligations (2)	9,797	6,203	1,830	1,764
Total contractual cash obligations	11,705	7,070	2,248	2,387

(1) Excludes obligations of non-consolidated investee companies.

(2) The amounts are calculated on the basis of minimum contracted quantities and market prices as of December 31, 2003.

In addition to the obligations reflected in the table above, we have other commercial commitments, including guarantees and contractual commitments for future investments. Guarantees, including letters of credit, stand-by letters of credit, performance bonds and payment guarantees as of December 31, 2003, amounted to approximately NOK 2,170 billion. Contractual commitments for investments in property, plant and equipment, and other future investments as of December 31, 2003 amounted to NOK 229 million.

We have also entered into a contract to purchase 15 million tonnes of ammonia over the next 20 years. Our purchases under the contract will commence following the start of commercial production at the seller's facility. The contract provides for a pricing mechanism linked to published purchase prices in fertilizer industry publications.

For information regarding certain Hydro indebtedness and outstanding guarantees for which, as a matter of Norwegian law, we are contingently liable, see "Our Relationship with Hydro – Relationship with Creditors – Loan Agreements and Guarantees for which Releases of Yara are Being Sought."

Capital Expenditures

NOK Million	Year ended December 31, 2003	2002	2001
Maintenance investments and smaller upgrades	724	654	615
Acquisitions, upgrading and growth projects	464	895	211
Total investments (1)	1,188	1,549	826

(1) Excludes capital expenditures made by non-consolidated investee companies.

A significant part of our capital expenditures in the three-year period ended December 31, 2003, related to minor and medium-sized operational projects in our various plants and market units. These projects were for maintenance investments, smaller upgrades and expansion of facilities. Two major projects have been implemented during the periods presented in the Carve-Out Financial Statements and are reflected in the figures in the preceding table.

- We entered into a joint venture in Chile as part of the strategy to strengthen our specialty fertilizer operations. Through this joint venture, we indirectly own approximately 6% of the shares in SQM. As of December 31, 2003, the total investment in the joint venture was NOK 465 million.
- In 2002 and 2003, we upgraded the power production and distribution system at our Sluiskil site in Holland. The program comprised construction of a new steam-based power plant, connection to the local grid and upgrade of the on-site power distribution system. The total investment in the upgrade of the power production and distribution system at Sluiskil was NOK 414 million.

In addition to these projects, medium-sized revamping and upgrading projects have been implemented in some of our plants. The focus has been on improving their energy efficiency, flexibility and uptime.

Material Commitments for Capital Expenditures

We have no material commitments linked to major projects under construction.

We estimate that the annual base level of capital expenditures for maintaining our present operations and making necessary improvements to existing facilities is in the range of NOK 600-800 million. Our investment level is expected to increase following the Demerger, reflecting our desire to take an active part in the expected consolidation of the fertilizer industry. Consequently, management expects future levels of capital expenditures to be higher than the historical average.

Research and Development

We engage in R&D in order to maintain our competitive position and develop new products and processes. We spent approximately NOK 127 million, NOK 176 million and NOK 162 million during 2003, 2002 and 2001, respectively, on such activities. R&D activities relating to our fertilizer operations over the three-year period ending December 31, 2003, have included process and technology developments aimed at optimization and cost reduction, and product R&D targeting new, innovative products and strategies for customers in selected markets. R&D activities relating to our industrial products have focused on application and product development, including projects relating to environmental issues.

Risk Management

The discussion below of the methods we use to analyze and mitigate risks should not be considered as projections of future events or losses. Our risk management is based on the principle that risk evaluation is an integral part of all business activities. Procedures for monitoring risks, assessing appropriate risk levels and mitigating risk are in place. The main risk categories are:

- business strategy – including events that may affect our growth potential, reputation and brand;
- financial risks – including commodity price, currency and interest rate risks; and
- health, security, safety, environmental issues and potential impact on communities.

The derivative financial and commodity instruments that we use to manage our primary market risks are as follows:

- forwards: foreign currency;
- options: foreign currency; and
- swaps: ammonia, foreign currency, interest rate.

For accounting purposes, unless otherwise disclosed below, financial and commodity instruments are marked to market with the resulting gain or loss reflected in earnings. The use of such financial and commodity instruments can result in volatility in earnings since the associated gain or loss on the related transactions may be reported in earnings in different periods.

Commodity Price Risks

A major portion of our operating revenues is derived from the sale of ammonia, urea and other fertilizers that may generally be classified as commodities. We also purchase natural gas and other hydrocarbons and electricity. The prices of these commodities can be volatile, creating fluctuations in our earnings. To manage this risk, our financial policy prioritizes financial strength (i.e., a financially sound debt/equity ratio and liquidity reserve). The following discussion highlights our main commodity price risks.

Natural Gas and Refined Oil Products

Our principal purchased commodity price risk is our exposure to the price of natural gas in Europe. We currently have long-term contracts for the supply of natural gas to our European production facilities. The pricing under these contracts is related to market prices and, therefore, we are exposed to changes in the price levels in Europe for natural gas. One natural gas supplier, Gasunie, has recently advised Hydro of an increase in price as of 2004. The matter is under discussion with the supplier, and there is no assurance that these discussions will not adversely affect our results in the future. See "Our Relationship with Hydro – Post-Demerger Related Business Agreements between Hydro Group Companies and Yara Group Companies – Supply of Natural Gas."

The principal strategy for dealing with this risk has been geographical diversification in the supply of products. We have production facilities outside of Europe, in the Caribbean, and the Middle East. We and our partially owned facilities in Trinidad and Tobago have historically purchased natural gas from the NGC under long-term contracts that were entered into when the facilities were constructed. By their terms, these contracts expired at the end of 2003. However, we and the NGC have extended the contracts until September 30, 2004, to provide time for the negotiation of new long-term supply agreements. The pricing during this interim period is subject to retroactive adjustment based upon the pricing terms negotiated for the new long-term supply agreements. While the NGC and we have put forward a variety of proposals for the new agreements, we cannot predict the ultimate outcome of the negotiations. Accordingly, we cannot provide any assurance that the terms of new long-term supply agreements will allow for continuation of the historical results from these facilities. The Qafco production facilities are exposed to Middle East natural gas prices, although such prices are generally both significantly lower and less volatile than corresponding prices in the other areas in which we operate, with the exception of Trinidad and Tobago. The current supply agreements for the Trinidad and Qafco facilities (the former currently being negotiated) are at defined long-term prices not linked to international energy market parameters.

The historical linkage between the price of natural gas and the price for ammonia and urea provides another moderating factor for this risk, since the price of our own products has tended to rise when the price of natural gas rises for a sustained period.

The oil feedstock for the ammonia production facility in Germany is of a special quality that does not closely follow world prices for crude oil.

Finished Fertilizer Products

We have a natural long fertilizer product position because of our fertilizer production facilities. The competitiveness of our production system is our main commodity risk. Key sensitivities have been described above.

In addition, we distribute large quantities of fertilizers purchased from third parties. These products are purchased at market prices. To the extent that the market price for such products decreases between the time that they are purchased and sold, we are at risk for such movements. We use our large logistics network and our marketing system to avoid being at risk for large quantities of purchased products for significant periods of time.

Foreign Currency Exchange Rate Risk

Prices of our most important products are denominated or determined in U.S. dollars. Outside the United States, local prices are, in general, agreed upon and invoiced in local currency. Accordingly, there is a time lag before a change in the U.S. dollar exchange rate will affect local prices. Several factors affect the length of the lag. It may take between three and 12 months before a change in the U.S. dollar value fully affects the price in local currency.

Raw materials costs, as is the case with operating revenues, are generally U.S. dollar-based. The impact on raw materials costs of a change in the U.S. dollar exchange rate is generally more direct than for operating revenues, with an estimated time lag of less than three months. Fixed costs are denominated in local currencies, but in some emerging markets fixed costs are partly linked to the U.S. dollar.

To reduce the long-term effects of fluctuations in U.S. dollar exchange rates, we intend to incur most of our debt in U.S. dollars upon completion of the Demerger. However, this will only serve to partially offset our exposure to fluctuations in U.S. dollar exchange rates. We will also establish debt in different local currencies to finance local currency-exposed business positions. In addition to some major European currencies, local debt will be established in emerging markets.

Our pre-tax operating income will likely increase when the U.S. dollar appreciates against European currencies, whereas financial expense, including interest expense and net foreign currency losses, is likely to be negatively affected. In addition, changes in the exchange rate of local currencies to Norwegian kroner for subsidiaries outside of Norway may influence our results of operations.

We will employ different financial instruments, including swaps, forward contracts or options, to mitigate the currency exposure of our debt portfolio. These instruments will be used as tools to optimize cash management, raise capital in the most favorable market, and achieve the desired currency composition in our financial portfolio.

Forward contracts will also be used to hedge financial transaction exposure. As of December 31, 2003, we had entered into forward contracts with a nominal value amounting to about NOK 871 million. These are mainly contracts through which our subsidiaries in emerging markets have endeavored to balance out their local currency exposure against the U.S. dollar.

Interest Rate Risk

We will be exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund our business operations. We intend to maintain a high ratio of long-term, fixed-rate debt, as a proportion of our total debt, with an even debt repayment schedule and adequate resources to allow for financial flexibility. We periodically use derivative financial instruments such as foreign currency and interest rate swaps to manage our exposure to interest rate risks.

Credit Risk

Internal policies are established to limit credit risk by setting limits for counter-party risks and insurance of risks, and developing procedures for monitoring exposures. Furthermore, the risk level is reduced through a diversified customer base representing various geographic areas. Credit risk arising from the inability of the counter-party to meet the terms of our derivative financial instrument contracts is generally limited to amounts, if any, by which the counter-party's obligations exceed our obligations. Our policy will be to enter into derivative financial instruments with various international banks with established limits for transactions with each institution. Therefore, we do not expect to incur material credit losses on our risk management or other derivative financial instruments.

Financial or Commodity Derivative Instruments

Since we do not hold material financial or commodity derivative investments, no sensitivity analysis of such investments or instruments is presented. The actual currency risks involved in the conduct of our business are discussed and quantified above. Actual commodity pricing risks are not the subject of material derivative activities beyond instruments relating to hedging of emerging market currencies, as described above. However, we will maintain flexibility to hedge our exposure relating to fertilizer prices, energy costs and currency exchange rates in the future.

Reconciliation to GAAP Measures

Reconciliation of EBITDA to Operating Income

The tables below provide a reconciliation of EBITDA to operating income, by operating segment and on a total Company basis, for the financial periods presented in the Carve-Out Financial Statements.

Year Ended December 31, 2003

NOK Million	Operating Income	Non-cons. Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort.	EBITDA
Upstream	1,366	513	6	—	—	1,885	518	2,403
Downstream	1,245	92	167	(1)	—	1,502	414	1,916
Industrial	432	5	8	2	23	470	231	701
Other and eliminations	(320)	—	(5)	—	17	(307)	5	(303)
Total Yara	2,723	610	176	2	40	3,550	1,168	4,717

Year Ended December 31, 2002

NOK Million	Operating Income	Non-cons. Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort.	EBITDA
Upstream	585	12	5	—	25	627	639	1,267
Downstream	1,315	36	175	2	91	1,620	396	2,016
Industrial	491	9	15	—	25	540	257	797
Other and eliminations	(248)	—	11	36	1	(200)	(1)	(202)
Total Yara	2,143	57	206	38	142	2,587	1,291	3,878

Year Ended December 31, 2001

NOK Million	Operating Income	Non-cons. Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort.	EBITDA
Upstream	1,037	290	28	—	—	1,355	699	2,054
Downstream	1,073	36	333	1	—	1,443	585	2,028
Industrial	377	4	17	—	(53)	346	307	652
Other and eliminations	(424)	—	(14)	43	—	(396)	6	(389)
Total Yara	2,063	330	364	44	(53)	2,748	1,597	4,345

Reconciliation of EBITDA to Net Income

The table below provides a reconciliation of the EBITDA figures presented throughout the preceding discussion in this section of the Offering Memorandum with net income.

NOK Million	Year ended December 31, 2003	2002	2001
EBITDA Upstream	2,403	1,267	2,054
EBITDA Downstream	1,916	2,016	2,028
EBITDA Industrial	701	797	652
EBITDA Other and eliminations	(303)	(202)	(389)
EBITDA Yara	**4,717**	**3,878**	**4,345**
Depreciation and amortization	(1,147)	(1,183)	(1,580)
Amortization of excess value of non-consolidated investees	(21)	(108)	(18)
Interest expense	(589)	(655)	(685)
Capitalized interest	15	9	1
Net foreign exchange (gain)/loss	11	670	(77)
Other financial income/(expense), net	(59)	(40)	(4)
Income before taxes and minority interest	2,927	2,571	1,983
Income taxes	(902)	(845)	(599)
Minority interest	(3)	(11)	85
Net income after minority interest	2,022	1,715	1,469

Reconciliation of Operating Income to Gross Cash Flow

The following table provides a reconciliation of operating income to gross cash flow.

Reconciliation of Operating Income to Gross Cash Flow NOK Million	Year ended December 31, 2003	2002	2001
Operating Income	2,723	2,143	2,063
+ Equity in net inc non-consol investees	610	57	330
+ Interest income	175	206	363
+ Net gain on securities	1	1	2
+ Dividends from 0-20% companies	1	38	42
+ Other income/expense, net	40	142	(53)
+ Depreciation and amortization	1,147	1,183	1,580
+ Amortization of excess value of non-consolidated investees	21	108	18
= Earnings before interest, tax & depr./amort	4,717	3,878	4,345
+ Income taxes	(902)	(845)	(599)
= Gross cash flow	3,815	3,033	3,746

Reconciliation of Total Assets to Gross Investment

The following table presents a reconciliation of total assets to gross investment.

Reconciliation of Total Assets to Gross Investment NOK Million	As of December 31, 2003	2002	2001
Assets	25,814	22,020	25,908
Deferred tax assets	(784)	(409)	(57)
Other current liabilities	(5,994)	(4,639)	(4,969)
Accumulated depreciation of property, plant & equipment	17,126	15,337	16,626
Accumulated depreciation of goodwill and intangible assets	391	345	515
Accumulated amortization of goodwill and excess value in non-consolidated investees	112	95	121
Gross investment	36,665	32,749	38,144

THE SELLING SHAREHOLDER

The Offer Shares represent 20% of our outstanding Shares, which Hydro will retain in the Demerger. Under the Purchase Agreement, the Managers have agreed to purchase the Firm Shares, which represent 10% of our outstanding Shares. Hydro has also granted to the Managers the Over-Allotment Option under which the Managers may acquire some or all of the remaining Shares held by Hydro at the time of the Demerger.

Hydro is one of the largest publicly owned industrial groups in Norway in terms of assets and operating revenues. As of December 31, 2003, Hydro had total assets of NOK 218.6 billion. Its operating revenues for the year ended December 31, 2003, were NOK 171.8 billion.

Upon the Completion Date, Hydro's core business areas will consist of Oil and Energy, and Aluminium.

Hydro Oil and Energy consists of two sub-segments, Exploration and Production, and Energy and Oil Marketing. Exploration and Production's business activities encompass oil and gas exploration, field development, and the operation of production and transportation facilities. Hydro is the third-largest interest holder on the Norwegian Continental Shelf, trailing only PETORO (the Norwegian State oil and gas holding company) and the majority State-controlled company, Statoil. Energy and Oil Marketing's business activities encompass Hydro's commercial operations in the oil, natural gas and power sectors; the operation of Hydro's power stations; the management of Hydro's seaborne transportation of crude oil, natural gas liquids and other petroleum products; Hydro's interest in the gas transportation system on the Norwegian Continental Shelf; and the marketing and sales of refined petroleum products to retail customers.

Hydro Aluminium is one of the top three integrated aluminium companies in the world (the others being Alcoa and Alcan). Hydro Aluminium consists of three principal sub-segments: Metals, Rolled Products, and Extrusion and Automotive. The Metals sub-segment encompasses Hydro Aluminium's upstream activities, principally the production and sale of primary aluminium produced in Hydro Aluminium's smelters. Hydro Aluminium's Rolled Products sub-segment is centered in Europe, with rolling mills in Germany, Norway, Spain and Italy. The Extrusion and Automotive sub-segment's main products are extruded aluminium profiles, used primarily in the building and construction markets, and in the transportation sector.

Hydro's other activities include: its petrochemicals business; a 68.8% interest in Treka AS, whose activities consist of fish feed operations; Hydro Pronova, which is responsible for commercializing products and businesses at the periphery of Hydro's core business areas; Industriforsikring a.s, a captive insurance company; and Hydro Business Partner, which provides service and support functions throughout Hydro.

Background Information Regarding the Demerger

Decision to Demerge Hydro Agri

In June 2003, Hydro announced its intention to commence preparations to establish Hydro Agri as a separate company with the aim of listing the shares of such company on the OSE in the first half of 2004. After considering various possible ways of separating Hydro Agri from Hydro, Hydro's Board of Directors determined that Hydro Agri should be established as a separate, publicly traded company by means of a demerger transaction effected in accordance with Norwegian law. Under Norwegian law, a demerger is the transfer of part of the assets, rights and liabilities of a company (the transferor company) to one or more newly formed or pre-existing companies (the transferee company or companies) in exchange for consideration in the form of shares of the transferee company (or companies) issued to the holders of shares in the transferor company, and possibly other consideration which must not exceed 20% of the total consideration.

Formation of Yara; Functioning Prior to the Completion Date

On November 10, 2003, Hydro established Yara International ASA (initially named AgriHold ASA) for purposes of acting as the transferee company in the Demerger. Upon formation, our share capital was NOK 108,610,470.40 divided into 63,888,512 Shares, par value NOK 1.70 per share. Hydro subscribed for all of these Shares for a total subscription price of NOK 2,048,049,500. In connection with the Demerger, Hydro has retained these Shares, which will constitute 20% of the total outstanding Shares immediately after the consummation of the Demerger. These Shares are the Offer Shares.

Until the Completion Date, we will remain a wholly owned subsidiary of Hydro, with no subsidiaries or operational activity. Further, the members of Hydro's Board of Directors will serve as the members of our Board of Directors until the Completion Date.

Transfer and Allocation of Assets, Rights and Liabilities under the Demerger Plan

On November 28, 2003, the Boards of Directors of each of Hydro and Yara International ASA entered into the Demerger Plan. Hydro's shareholders approved the Demerger Plan at an extraordinary general meeting on January 15, 2004. Under the Demerger Plan, Hydro will transfer all assets, rights and liabilities primarily relating to Hydro Agri to us on the Completion Date. The transferred assets consist primarily of shares, partnership interests and other financial interests held by Hydro in companies (including minority interest companies) and partnerships forming the business activities of Hydro Agri. The following chart depicts our organization structure immediately following the Demerger, illustrating the more material assets and entities being transferred to us in the Demerger.

Yara International ASA and Material Subsidiaries (immediately following the Demerger)


Yara International ASA
Yara Industrial AS
Yara Norge AS
Fertilizer Holdings AS
Yara North America Inc
Yaraship AS
Yara Asia Ltd
Yara Holding Danmark A/S
Yara Holding Sverige AB
Qafco 10%
Yara UK Ltd
Yara Nederland B.V
Adubos Trevo S.A
Yara Holding Canada Inc
Yara Caribbean Ltd
Yara Asia Trade Pty Ltd
Yara Belgium S.A
Yara Sluiskil B.V
Qafco 15%
Windmill International B.V
Yara France SA
Yara Trinidad Ltd
Yara GmbH & co KG

In connection with the Demerger, we will also assume certain liabilities. Specifically, we will assume a liability to pay to Hydro an interest-bearing debt, the principal amount of which was approximately NOK 7.5 billion as of December 31, 2003. This debt, together with our cash and

interest-bearing debt, corresponds to a consolidated net interest-bearing debt of approximately NOK 7.6 billion as of December 31, 2003. In addition, we will, through the Demerger, assume a net pension obligation that, as calculated in accordance with Norwegian GAAP, amounted to approximately NOK 2.0 billion as of December 31, 2003 (without taking into account any corresponding tax deductions).

Our repayment of the above-described debt to Hydro is expected to be effected on the Completion Date from the proceeds of debt financing which has been arranged through a group of financial institutions. For more information on the terms of the contemplated new debt financing, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cash, Short-Term and Long-Term Borrowings – New Bank Facilities." It is a condition precedent to the consummation of the Demerger that we provide Hydro with adequate documentation evidencing our ability to satisfy our indebtedness to Hydro on the Completion Date. We fully expect that this condition precedent will be met.

The Demerger Plan contains provisions regarding a number of cash adjustments that are to be made between Hydro and us in certain circumstances, among other things to avoid any unintended transfers of value between Hydro and us as a result of dividends or other distributions, or intra-group transactions, effected prior to the Completion Date. The Demerger Plan further provides for adjustments intended to allocate to Hydro Group companies the ultimate burden of tax liabilities of companies that will form the Yara Group that are accrued prior to October 1, 2003, while tax liabilities of the Yara Group companies accrued thereafter (as calculated without reference to tax consolidation measures involving both Hydro Group companies and Yara Group companies) are to be allocated to the Yara Group companies. The Demerger Plan also contains provisions regarding adjustments in respect of various actual or contingent costs relating to tax and other matters.

Distribution of Shares in the Demerger

In the Demerger, we will issue one Share for each Hydro share outstanding on the Completion Date. No Shares will be issued to Hydro with respect to Hydro's treasury shares in connection with the Demerger. The Demerger will result in the split of Hydro's share capital through a reduction of the par value of each Hydro share simultaneously with the issuance of one new Share for each outstanding Hydro share. Accordingly, our share capital will be increased by NOK 434,441,932.60 (from NOK 108,610,470.40 to NOK 543,052,403) through the issuance to Hydro's shareholders of 255,554,078 new Yara Shares. Such consideration Shares will constitute 80% of our share capital.

Filings and Public Approvals; Conditions to Completion of the Demerger

Neither we nor Hydro is aware of any filings or public approvals required in order to consummate the Demerger, or any of the related intra-group transactions, except for the filings with the Register of Business Enterprises required by the Norwegian Public Limited Companies Act in connection with a demerger.

Under the terms of the Demerger Plan, consummation of the Demerger is subject to the satisfaction or, where noted below, waiver of a number of conditions, including:

- All material intra-group transactions which are specified in Section 12 and 13 of the Demerger Plan and which are necessary for us to become the direct or indirect owner of all of Hydro's current interests in the Yara Group companies and minority interest companies shall have been completed, unless the Board of Directors of each of Hydro and Yara conclude that the delay in completing, or potential failure to complete, such transactions will not have a material adverse effect on either of the companies after having taken into consideration any compensatory arrangements which may be agreed to in this regard.
- Adequate documentation shall have been produced to evidence that we will satisfy our indebtedness to Hydro on the Completion Date, unless Hydro's Board of Directors consents, subject to a more detailed agreement, to the extension of such indebtedness.

- All consents required for the assignment of agreements from Hydro to us shall have been obtained, and all rights of termination of agreements to which a Yara Group company or a minority interest company is a party shall have been waived or the deadline for exercise of any such rights shall have expired without such rights having been exercised. However, this condition shall not apply if, in the opinion of Hydro's Board of Directors and our Board of Directors, neither the potential failure to obtain consents nor the potential termination of such agreements would individually or in the aggregate have a material adverse effect on the business of the Yara Group following the Demerger.

- The OSE shall have approved our Shares for listing promptly after registration of the consummation of the Demerger in the Register of Business Enterprises. This condition has been satisfied.

- The deadline for objections from Hydro's creditors shall have expired and the relationship with any creditors which have raised objections shall have been settled, or the District Court ("*tingretten*") shall have decided that the Demerger may nevertheless be consummated. See the information below under the caption "– Relationship with Creditors."

If the conditions to consummation of the Demerger are satisfied or, where applicable, waived, our Board of Directors will give notice to the Register of Business Enterprises that the Demerger is to be consummated. Such notice is expected to be given on or about March 24, 2004. Upon registration of such notice in the Register of Business Enterprises, the following will occur by operation of Norwegian law:

- the reduction of Hydro's share capital will be effected;
- the increase in our share capital will be effected;
- assets, rights and liabilities will be transferred to us in accordance with the Demerger Plan;
- our Shares will be issued to Hydro's shareholders; and
- all other rights and obligations provided for in the Demerger Plan will take effect.

The Global Offering will not be completed before the above-described notice has been registered in the Register of Business Enterprises and the Demerger has thus been consummated. If this has not occurred on or before March 24, 2004, the Global Offering will not be completed; if it has not occurred on or before June 30, 2004, the Demerger will lapse.

As soon as practicable after the registration of the consummation of the Demerger with the Register of Business Enterprises, we will cause our Shares to be distributed in the Demerger to be registered in the name of the registered holders of Hydro shares in our shareholder register with the VPS. This is expected to occur on or about March 30, 2004.

Post-Demerger Related Business Agreements between Hydro Group Companies and Yara Group Companies

Agreements for Hydro's Continued Provision of Goods and Services to Yara Group Companies

In connection with the Demerger, Hydro Group companies and Yara Group companies have entered into certain agreements that will regulate the continued provision of a number of goods and services by Hydro Group companies to Yara Group companies, including:

- a plant maintenance agreement (particularly for our Norwegian operating entities), which may be terminated by either party with effect from December 31, 2006; and

- an information services and information technology frame agreement pursuant to which Hydro will be the sole supplier of day-to-day IT/IS services and project related IT/IS services until December 31, 2006, after which time we may at our option source such services from either Hydro or third parties until the expiration of the agreement on December 31, 2008.

The terms and conditions of the agreements entered into between Hydro Group companies and Yara Group companies are, in general, similar to the terms and conditions previously applied for intra-group purposes. We believe that the amounts paid pursuant to these agreements are, except as described below, consistent with prevailing market prices for similar services. In the aggregate, Yara Group companies have paid approximately NOK 350 million in respect of the 12-month period ending on December 31, 2003 for services of the nature covered by the above-mentioned plant maintenance agreement and information services and information technology frame agreement.

Power Sourcing Contracts

A Hydro Group company and certain Yara Group companies have entered into agreements under which electrical power will be provided to our production facilities in Glomfjord and Porsgrunn, respectively.

- The agreements pertaining to the Glomfjord facility provide for the supply of approximately 250 GWh of power per year. In general, the agreements, which expire in 2007, pass through the terms of an agreement with Statkraft, a Norwegian State-owned power company.
- The agreement pertaining to the Porsgrunn plant provides for the supply of approximately 680 GWh of power per year. This agreement, which expires in 2005, reflects the continuation of an established intra-group power supply arrangement.

Each of the Statkraft agreement and the previous intra-group agreement were entered into on arm's-length terms when market prices for electrical power in Norway were lower than current price levels, as reflected in, for example, term contracts quoted on the Nord Pool, the Nordic Power Exchange.

Supply of Natural Gas

As disclosed under "Our Business – Sourcing of Raw Materials – Natural Gas and Oil," a Hydro Group company and a Yara Group company have entered into a cooperation agreement relating to the gas supplies to the Sluiskil facility, including supplies under the Gasunie Contract and the Duke Contract.

We and a Hydro Group company are currently evaluating whether to seek a transfer of the Gasunie Contract to the Hydro Group company. If that occurs, the Hydro Group company will provide the Yara Group company with the Yara Group company's share of the natural gas sourced under the Gasunie Contract on a back-to-back basis. Until such transfer takes place, the parties will maintain the relationship under the Gasunie Contract as it currently exists. Gasunie has recently served notice of a substantial price increase. As a result of Gasunie's notification of the price increase, we and the Hydro Group company will have the right to reduce the off-take under the Gasunie Contract or terminate the Gasunie Contract. The parties to that contract are presently in negotiations about the proposed price increase.

Hydro recently acquired the entire issued share capital of Duke Energy Europe Northwest B.V. from Duke Energy International. Following the acquisition, Duke Energy Europe Northwest B.V. has been renamed Norsk Hydro Energie Marketing B.V. The position as buyer under the contract with Norsk Hydro Energie Marketing B.V. will be transferred to a Yara Group company.

Transfer of Agreements

As noted above, almost all of our business is conducted through what are now subsidiaries of Hydro and non-consolidated investees. Accordingly, most of the agreements relating to our business have been entered into by these subsidiaries or non-consolidated investees. Under the terms of some of these agreements, other contractual parties would have certain rights with respect to termination or otherwise as a result of the Demerger or the related transactions that will be effected in connection with the Demerger.

Notwithstanding the legal structure described above, Hydro has entered into a number of agreements relating to our business in its own name. As part of the due diligence process associated with the Demerger, Hydro determined that it is necessary to obtain the written consents of other contractual parties to certain of such agreements to the assignment of such agreements to us. Hydro expects to obtain consents to the assignment of agreements that, in terms of such agreements' values, represent the majority of all the agreements requiring such consents, before mid-March 2004. The Demerger Plan provides that, in the event the necessary consent to the assignment of an agreement is not obtained on or before the Completion Date, Hydro and we will, as far as possible, ensure that the agreement continues in force in the name of Hydro but for our account and risk and, further, that if this is not possible, Hydro and we will, as far as possible, enter into an agreement with one another that grants to us the same rights against and liabilities towards Hydro as those that Hydro has against and owes to the contractual party in question.

Relationship with Creditors

Guarantees for which Releases of Hydro are Being Sought

Hydro has issued a number of guarantees for the payment and performance obligations of Yara Group companies under various contracts. The aggregate maximum amounts payable under such guarantees limited in amount was approximately NOK 3.5 billion as of March 5, 2004. In addition, Hydro has issued some guarantees that are not limited in amount as credit support for long-term commercial contracts. Although we and Hydro are using commercially reasonable efforts to obtain Hydro's release from outstanding guarantees in consideration for the substitution of Yara International ASA as guarantor and expect the major part of such guarantees to be transferred to Yara International ASA, there can be no assurance that such releases will actually be obtained. To the extent that such releases are not obtained, we will pay a commission to Hydro on the basis of the aggregate amount of guarantees outstanding. The rate of such commission shall be 0.30% per year for the period through September 30, 2004, and thereafter it will increase by 0.05 percentage points from the end of every second calendar quarter to a maximum of 0.60% per year. We believe that this commission is consistent with prevailing market terms for such guarantees.

Loan Agreements and Guarantees for which Releases of Yara are Being Sought

Upon obtaining the requisite shareholder approval of the Demerger Plan at the extraordinary general meeting of Hydro held on January 15, 2004 (which resulted in Hydro's approval of the Demerger Plan at an extraordinary general meeting of Yara), the resolutions of the extraordinary general meetings were promptly reported to the Register of Business Enterprises. Following receipt of such report, the Register of Business Enterprises published a notice to Hydro's creditors. Creditors have the right, within the two-month period following publication of that notice (which occurred on January 16, 2004), to raise objections to the consummation of the Demerger. The creditor notification period will expire on March 16, 2004.

The Demerger Plan provides for the allocation of all of Hydro's liabilities to either Hydro or us in the Demerger Plan. If it should nevertheless not be possible to ascertain from the terms of the Demerger Plan which company is liable for a particular obligation which has accrued prior to the consummation of the Demerger or, if a particular obligation accrued prior to the consummation of the Demerger is not satisfied by the party to which the liability has been allocated under the Demerger Plan, Hydro and we will, in accordance with Section 14-11 of the Norwegian Public Limited Companies Act, be jointly and severally liable. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the Demerger.

Since most operational liabilities of the Hydro Group are vested in subsidiaries, the majority of Hydro's significant liabilities are obligations under loan agreements and guarantees. In December 2003, Hydro solicited consents from the registered holders of certain series of Hydro's outstanding long-term debt securities to the amendment of the indenture governing such debt securities. The amendment provides for the waiver by the indenture trustee and such holders of the right they might

otherwise have, under Section 14-11 of the Norwegian Public Limited Companies Act, to institute any suit or proceeding or take any other action to enforce against us any rights to payment (or other rights) arising under the terms of the indenture or the debt securities. Hydro received consents from holders of approximately NOK 26.3 billion in principal amount of such long-term debt securities. In addition to the consent solicitation, Hydro has repaid or provided notice of prepayment of certain long-term loans in the aggregate principal amount of approximately NOK 2.5 billion, with the intention to repay such loans by the end of March 2004. Through the consent solicitation and the prepayment of long-term loans, Yara will have been effectively released from any contingent liability with respect to all debt securities with a maturity after 2006.

By virtue of the actions taken (or to be taken) as described in the previous paragraph, as of the date of this Offering Memorandum, we may be contingently liable under the Norwegian Public Limited Companies Act for Hydro's external loans and debt securities in the approximate principal amount of no more than NOK 1 billion, of which approximately NOK 0.5 billion is scheduled to mature in 2004, NOK 0.3 billion in 2005 and NOK 0.2 billion in 2006, as well as any short-term debt and other current liabilities outstanding at the time of the Demerger. The principal amount of such short-term debt and other current liabilities as of December 31, 2003, was approximately NOK 7 billion. Hydro is in the process of waiving our joint liability for Hydro's NOK 49.5 billion debt to its subsidiaries.

As of March 5, 2004, we have been released from secondary liabilities related to Hydro's outstanding guarantees with the effect that the outstanding amount for which we remain contingently liable is approximately NOK 5.8 billion, of which NOK 4.5 billion is expected to be outstanding at year end 2004. Hydro and we will continue to use commercially reasonable efforts to obtain our release under outstanding guarantees, but there can be no assurance that such releases will actually be obtained.

Hydro also has unfunded pension liabilities. To the extent such liabilities have accrued prior to the consummation of the Demerger, we are contingently liable for such liabilities as a matter of the joint and several liability provided by Norwegian law. Hydro's unfunded pension liabilities, calculated in accordance with U.S. GAAP and Norwegian GAAP, amounted to approximately NOK 3.6 billion as of December 31, 2003, exclusive of that portion of such liabilities that will be transferred to Yara in the Demerger.

Tax Consequences of the Demerger for Yara

Hydro believes that the Demerger complies with the requirements for treatment of the transaction as a tax-free transaction in Norway. Accordingly, the Demerger should not trigger any Norwegian capital gains taxation on the part of Hydro, and Yara should step into Hydro's tax positions with respect to the assets and liabilities transferred in the Demerger. The Demerger will for Norwegian tax purposes be given tax effect as of January 1, 2004, which means that items of income and expense generated by Hydro from such date, to the extent related to the operations transferred to Yara, will be attributable to Yara for tax purposes. Under the Demerger Plan, Hydro is ultimately liable for any and all taxes and other costs arising as a direct result of the Demerger.

Yara Insurance Coverage

The businesses that comprised Hydro Agri have been, and, as explained below, will continue to be insured with respect to certain types of coverage by Industriforsikring a.s, Hydro's captive insurance company. The coverage includes property damage and business interruption, product and third-party liability, marine (cargo, hull and machinery and loss of hire), crime, officers and directors liability, and certain employee related insurance. For the first three types of coverage, Yara Group companies will continue to be insured through Industriforsikring for the remainder of 2004. However, we will become responsible for Industriforsikring's own retention amounts on possible losses claimed and the corresponding amount of premium shall be ceded/refunded to us. Together with our intended direct policies with OIL Insurance Ltd and OIL Casualty Insurance Ltd of Bermuda, our coverage will

remain essentially unchanged. Beginning in 2005, we intend to establish our own direct writing captive insurance company (so as to be able to have direct access to, among other things, the international re-insurance market) and generally continue with the same insurance coverage and retentions that Hydro Agri had through Industriforsikring, market conditions permitting, and taking into consideration our 2004 loss experience and a review of the Yara Group's insurance needs. We will negotiate with third-party insurers for crime, officers and directors' liability and other insurance coverages.

Pension Arrangements

We will establish our own pension fund in Norway. This pension fund will receive (by legal and regulatory requirements) the plan assets related to the Yara employees that were previously employed by Hydro. This pension fund will have approximately 1,100 members. There will be no material change in benefit plans as a result of the Demerger. In other countries, smaller adjustments have been necessary to pension schemes, while the majority of Yara's employees will have no change in their pension situation, as there will be no formal change of their employer.

After the Demerger, our management will be vested in our new Board of Directors and our President and Chief Executive Officer.

Under Norwegian law, a company's board of directors is expressly responsible for, among other things:

- supervising the day-to-day management and the company's management in general;
- administering the company and ensuring proper organization of its business;
- the preparation of plans and budgets for the company's activities;
- keeping itself up-to-date on the company's financial position, and ensuring that the company's activities, accounts and asset management are subject to adequate controls; and
- implementing examinations deemed necessary to perform its duties.

Yara and our employees have agreed not to establish a corporate assembly, a supervisory body contemplated under the Norwegian Public Limited Companies Act. Under Norwegian corporate law, a corporate assembly serves as another layer of oversight over a company, between the board of directors and shareholders. In view of the decision not to have a corporate assembly, our Board of Directors will, in accordance with Norwegian law, be elected by the general meeting and will assume all responsibilities otherwise attributable to the corporate assembly.

Under Norwegian law, the President and Chief Executive Officer will be responsible for the day-to-day management of Yara in accordance with the instructions, policies and operating guidelines set out by the Board of Directors. Among other things, the president and chief executive officer of a Norwegian company is obligated to ensure that the company's accounts are in accordance with existing Norwegian legislation and regulations and that the assets of the company are managed soundly. In addition, at least once a month, the president and chief executive officer of a Norwegian company must provide a statement to the board of directors regarding the company's activities, position and results.

Board of Directors

Size and Manner of Election of the Board; Initial Directors Following the Demerger

Our Articles of Association provide that our Board of Directors shall consist of a minimum of three and a maximum of ten members. Immediately following the Demerger, our new Board of Directors will consist of eight members, of whom:

- three members, with alternates, elected by the employees of our Norwegian companies prior to the Completion Date in accordance with the Regulation Relating to Employee Representation, dated December 18, 1998, and a consent from the Norwegian Industrial Democracy Board; and
- five members elected by Hydro, as our then sole shareholder, following Hydro's extraordinary general meeting held on January 15, 2004, at which Hydro's shareholders approved these five members.

Our executive management will not be represented on our Board of Directors.

Norwegian law provides that, in the case of a company with more than 200 employees and no corporate assembly, up to one-third (and at least two) of the members of the board of directors, with the addition of either one member or two observers, are to be elected by and among the employees. The right of our Norwegian employees to elect three members of our Board is in accordance with Norwegian law, the Regulation Relating to Employee Representation, dated December 18, 1998, and a consent given by the Norwegian Industrial Democracy Board ("*Bedriftsdemokratinemnda*") on November 28, 2003.

At the extraordinary general meeting of Hydro's shareholders held on January 15, 2004, Hydro's shareholders instructed Hydro, as the sole shareholder of Yara, to elect five proposed nominees to serve as the initial shareholder-elected members of our Board upon the completion of the Demerger. On January 23, 2004, our Norwegian employees elected three representatives to serve as the initial employee-elected members of our Board upon the completion of the Demerger. The Board will elect a chairperson at the first meeting of the Board following the Demerger. The table below sets out the name and address, age and constituency electing each of these persons, followed by additional biographical information.

Name	Place of Residence	Age	Elected By
Frank Andersen	Glomfjord, Norway	50	Employees
Arthur Frank Bakke	Porsgrunn, Norway	54	Employees
Charlotte Dyrkorn	Oslo, Norway	26	Employees
Jørgen-Ole Haslestad	Erlangen, Germany	52	Shareholders
Øivind Lund	Istanbul, Turkey	58	Shareholders
Åse Aulie Michelet	Oslo, Norway	51	Shareholders
Leiv L. Nergaard	Oslo, Norway	59	Shareholders
Lone Fønss Schrøder	Hornbæk, Denmark	42	Shareholders

Frank Andersen. Mr. Andersen has been a Hydro employee for 31 years. He has been active in employee union matters at the Glomfjord facility since 1980 and was the second leader of the employees' union at Glomfjord from 1994 until 2002, when he was elected leader of the union. He is also a member of the local council on industrial policy.

Arthur Frank Bakke. Mr. Bakke has been a Hydro employee for 31 years. He has been the local union representative at the Herøya site in Porsgrunn since 1985. He is also the Chairperson of the Yara European Work Council that represents the Yara employees in Europe.

Charlotte Dyrkorn. Ms. Dyrkorn has been a Hydro employee since 1997. She is employed in the accounting department of the Industrial segment in Oslo. She is also the leader of the union in that location and has been such for the past two years. She was educated at the Norwegian School of Commerce.

Jørgen-Ole Haslestad. Mr. Haslestad is the Group President of Siemens Industrial Solutions and Services Group, a division of Siemens AG, and has held this position since 2001. From 1994 until 2001, he held various managing director positions with Siemens AG and its subsidiaries in Asia and the United States. Before joining Siemens, he was Managing Director of Kongsberg Offshore a.s from 1989 until 1994 and held various management and technical positions with that company beginning in 1980. Mr. Haslestad received a Master of Science in Mechanical Engineering from NTH, Trondheim, Norway.

Øivind Lund. Dr. Lund is the President and Country Manager of ABB Holding A.S., Turkey, a company engaged in the business of power and automation technologies. He served as Senior Vice President and Group Function Manager for ABB Asea Brown Boveri Ltd. in Switzerland from 2001 until 2003, and prior to that he was President and Chief Executive Officer of ABB A.S., Norway, from 1998 to 2001. He held various executive and management positions with ABB in Sweden and Norway from 1992. Prior to that, Dr. Lund held senior management positions with EB National Transformer AS in Norway from 1984 until 1992, and management and technical positions with Tanalec-Arusha Ltd. in Tanzania from 1981 until 1984 and with National Industri AS in Norway from 1973 to 1981. Dr. Lund holds a Master of Science in Electrical Engineering and a Ph.D. in Electrical Engineering from the Norwegian Institute of Technology and an Industrial Economist degree from the Norwegian School of Management. Dr. Lund is a member of the Board of Directors of Norske Skog ASA.

Åse Aulie Michelet. Ms. Michelet has served as the President of Amersham Health AS in Norway and Executive Vice President for Global Manufacturing of Amersham Health, a global diagnostics company, since 1999. Prior to that, she held various management and executive positions within Nycomed and Nycomed Amersham from 1991 through 1998. Ms. Michelet received a Master of Science in Pharmacy from the University of Oslo. She is a member of the Boards of Directors of Orkla ASA, Eksportfinans ASA and a number of boards in the Amersham group.

Leiv L. Nergaard. Mr. Nergaard has been an advisor to corporate management of Hydro since mid-2003. Prior to that he was the President of Norsk Hydro Germany and Senior Vice President, EU Coordinator, for Hydro from 2002. From 1991 until 2002, Mr. Nergaard was Executive Vice President and Chief Financial Officer of Hydro and, prior to that, he held various senior management positions within Hydro from 1969. Mr. Nergaard holds a degree in business and economics from the Norwegian Graduate School of Economics and Business Administration. He is a member of the Boards of Directors of Storebrand ASA (Chairman from 2000), Rieber & Søn ASA (Chairman since 2000), Joma Chemicals AS (Chairman since 2004) and Tinfos AS.

Lone Fønss Schrøder. Ms. Schrøder currently divides her time between her duties as a member of the Boards of Directors of a number of public companies and her family responsibilities. From 1982 through 2002, Ms. Schrøder held various management, senior management and executive responsibilities with A.P. Møller-Maersk A/S, one of the world's largest shipping and oil companies. Ms. Schrøder was a partner of CMC Biopharmaceuticals A/S, a company engaged in the business of recombinant protein production for the biotechnology and pharmaceutical industries in 2002. Ms. Schrøder has a law degree from the University of Copenhagen and a Master of Economics degree from Handelshøjskolen, Copenhagen. She is a member of the Boards of Directors of Aker-Kværner ASA, Leif Höegh & Co. Ltd., Vattenfall AB, DONG Transmission A/S, DIEU A/S and OpusIT A/S.

Nomination Committee

We will have a nomination committee initially consisting of four members elected in the same manner as the initial shareholder-elected members of our Board of Directors. Certain information concerning the initial members of our nomination committee follows:

Olav Hytta. Chairman of the Board, DnB NOR ASA.

Eva Lystad. Marketing Director, EDB Business Partner ASA.

Reier Søberg. Director General, Ministry of Trade and Industry, Kingdom of Norway.

Bjørg Ven. Partner, Haavind Vislie, Law Firm.

Board Committees

The Norwegian legal and regulatory corporate governance structure with respect to a Norwegian company's board of directors, including the requirement of employee-elected board members, contemplates deliberation and decision-making by the entire board. Indeed, the Norwegian Public Limited Companies Act stipulates that a board of directors may not adopt a resolution without all members of the board having been given an opportunity, to the extent possible, to participate in the discussion of the matter in question (unless the matter is one in which a board member has a major personal or financial interest). Consequently, the formation and delegation of certain responsibilities of the board of directors of a Norwegian company to one or more committees of the board has not historically been as common as it may be for companies in other jurisdictions. Our new Board of Directors will decide whether or not we will have an audit and/or compensation committee after the Completion Date.

Term of Board Members

In accordance with Norwegian law and our Articles of Association, members of our Board of Directors will serve two-year terms. Shareholder-elected members of the Board may be removed by

the shareholders. Employee-elected members may not be removed from our Board before the end of their term, except if they are no longer employed by us.

Board Compensation

Members of our interim Board of Directors will not receive any remuneration. After the Completion Date, remuneration of our new Board of Directors will be determined at our annual general meeting. Under Norwegian law, members of our Board of Directors are prohibited from receiving any remuneration from parties other than the Company in connection with their service on the Board. Accordingly, a Board member, in his/her capacity as a Board member, cannot receive remuneration from our shareholders, parties with whom we have contractual obligations, or anyone else that may have an interest in remunerating such Board member.

Senior Management

Eivind Reiten, the President and Chief Executive Officer of Hydro, currently serves as our President and Chief Executive Officer. He will be replaced by Thorleif Enger on the Completion Date.

The following is an organizational chart or diagram of the members of our senior management team and their reporting relationship to Thorleif Enger.


Chief Executive Officer
T. Enger
SVP Legal
Kendrick T. Wallace
SVP Communication
Arne Cartridge
Chief Financial Officer
Hallgeir Storvik
Chief Operating Officer
Daniel Clauw
Chief Personnel Officer
Anne Grete Dalane
Upstream Operations
Sven Ombudstvedt
Downstream Operations
Tor Holba
Industrial
Jon Reutz

Certain information about Thorleif Enger and the other members of our senior management immediately after the Completion Date is provided below.

Name	Place of Residence	Age	Position
Thorleif Enger	Oslo, Norway	60	President and Chief Executive Officer
Daniel Clauw	Fourqueux, France	54	Senior Vice President and Chief Operating Officer
Hallgeir Storvik	Asker, Norway	45	Senior Vice President and Chief Financial Officer
Anne Grethe Dalane	Oslo, Norway	43	Senior Vice President and Chief Personnel Officer
Sven Ombudstvedt	Drøbak, Norway	37	Senior Vice President, Upstream
Tor Holba	Brussels, Belgium	47	Senior Vice President, Downstream
Jon Reutz	Fjellhamar, Norway	55	Senior Vice President, Industrial
Kendrick T. Wallace	Oslo, Norway	58	Senior Vice President and Chief Legal Officer
Arne Cartridge	Sandefjord, Norway	45	Senior Vice President and Chief Communications Officer

Thorleif Enger. Dr. Enger is designated as President and Chief Executive Officer of Yara. He has served as Executive Vice President of Hydro Agri since 1997. Employed at Hydro since 1973, Dr. Enger has held numerous positions. Most recently, he served as President of Hydro's Exploration & Production Division from 1987 to 1996, and Project Director of the Oseberg field from 1982 to 1986.

Prior to 1973, he served as a senior research engineer for the Shell Development Company in the United States. Dr. Enger was educated at the University of Colorado in the United States, receiving Bachelors, Masters and Doctorate degrees in the areas of engineering and structural mechanics. Dr. Enger currently serves as the Chairman of the Board of Telenor ASA.

Daniel Clauw. Mr. Clauw is designated as Senior Vice President and Chief Operating Officer of Yara. He served as Chief Operating Officer of Hydro Agri since 2001. Previously, he served as President of Hydro Plant Nutrition from 2000 to 2001, Head of Markets in Europe and North America from 1999 to 2000, and Head of Africa and Latin America for Hydro Agri International (France) from 1995 to 1999. He was a private entrepreneur in the Caribbean from 1978 to 1985, and in Africa from 1985 to 1995. He started his career in the fertilizer industry as Production Manager for Gardinier (France) from 1972 to 1978. Mr. Clauw graduated with university degrees in chemistry and physics in France and with a financial degree from IFG Paris.

Hallgeir Storvik. Mr. Storvik is designated as Senior Vice President and Chief Financial Officer of Yara. He served as Chief Financial Officer of Hydro Agri since April 2000. He was employed by Hydro in 1984, and most recently, had responsibility for the Hydro Agri part of the strategy work that led to the conclusion that Hydro Agri would undertake a major turnaround program in order to improve the value of the Hydro Agri business from 1999 to 2000. Mr. Storvik also served as the CFO of the Hydro Agri International division from 1995 to 1999, with responsibility for developing a risk management system for the growing fertilizer business outside of Europe. Mr. Storvik graduated from the Norwegian School of Business Economics Administration in Bergen.

Anne Grethe Dalane. Ms. Dalane has served as Senior Vice President and Chief Personnel Officer of Hydro Agri since September 2003. Employed at Hydro since 1984, Ms. Dalane has held numerous financial positions. Most recently, she served as Vice President, Human Resources, for Hydro Oil and Energy from 2001 to 2003, Vice President, Corporate Strategy, from 2000 until 2001, and Vice President, Finance, of Oil and Gas, Norway, from 1996 to 1999. Ms. Dalane graduated from the Norwegian School of Business Economics Administration in Bergen and is also a Certified Financial Analyst.

Sven Ombudstvedt. Mr. Ombudstvedt has served as Senior Vice President, Upstream, since September 2003. Previously, he served as Senior Vice President, Corporate Strategy, for the Hydro Group from 2002 to 2003, and as deputy to Hydro Agri's Chief Operating Officer from 2000 to 2002, with main responsibilities for commercial strategy and industrial restructuring. Prior to 2000, he served in several senior positions in Hydro Agri's European operations between 1993 and 1999, and as a senior systems analyst on several large projects from 1991 to 1993. Mr. Ombudstvedt earned a Bachelor of Business Administration from Pacific Lutheran University in Tacoma, Washington and a Master of International Management from the American Graduate School of International Management (Thunderbird) in Glendale, Arizona.

Tor Holba. Mr. Holba has served as Senior Vice President, Downstream, since September 2003. He has held numerous positions in Hydro since 1981. From 2001 to 2003, he served as Senior Vice President of Global Supply Chain Management. From 2000 to 2001, he served as President of Trevo. From 1998 to 2000, he served as head of Business Unit Latin America. From 1993 to 1997, he served as President of Hydro Agri Mexico. From 1991 to 1993, he served as Regional Marketing Director for Asia and Managing Director of Hydro (Far East) Ltd. Mr. Holba was educated at the Norwegian Institute of Technology, receiving an MSc in Mechanical Engineering.

Jon Reutz. Mr. Reutz is designated as Senior Vice President, Industrial. He has served as Senior Vice President, Gas and Chemicals Division from 2000 to 2003; President of the Industrial gas group, Hydrogas, from 1991 to 2000; Managing Director of Hydrogas Norway from 1988 to 1992; and in various sales and management positions in the Industrial area from 1979 to 1988. He was employed by Saga Petrochemicals in various development and sales support management functions from 1975 to 1979. He obtained an MSc degree in Industrial Chemistry from the Technical University of Norway.

Kendrick T. Wallace. Mr. Wallace is designated as Senior Vice President and Chief Legal Officer of Yara. He has served as Vice President and General Counsel, Norsk Hydro Americas, Inc., the Hydro corporate center for North, Central and South America and the Caribbean, from 1997 to 2003. Previously, he was a partner in the law firm of Bryan Cave LLP and predecessor firms in Kansas City, Missouri, United States from 1976 to 1997. He received his bachelor of arts degree from California State University at Long Beach and his Juris Doctor degree from the Harvard Law School. He is admitted to the bar in the States of Colorado and Missouri.

Arne Cartridge. Mr. Cartridge is designated as Senior Vice President and Chief Communications Officer of Yara. From 1996 to 2003, Mr. Cartridge worked for Telenor ASA, Norway's largest telecommunication company, where he served as the head of marketing communications, public relations and public affairs at different business units. Prior to his association with Telenor, Mr. Cartridge worked for three years as the head of daily operations and business development for one of Norway's leading communications agencies, Gazette. Before that he was employed as a marketing manager and director of communications of Digital Equipment Corp. and a public relations consultant and journalist in Publicity AS and Informativ AS. Mr. Cartridge has a Bachelor of Science degree in International Politics and Middle East History from the University of Bergen.

Other Information Relating to a Member of Senior Management

As disclosed above, Kendrick T. Wallace will serve as a Senior Vice President and the Chief Legal Officer of Yara. Prior to his employment with Hydro in 1997, Mr. Wallace was in private law practice in Missouri (in the United States). Mr. Wallace represented five and served on the board of directors of two commonly-controlled local banking institutions (including a savings and loan association) based in Missouri and Kansas that specialized in real estate lending. Like many other financial institutions during the so-called "S&L crisis" in the United States, these banks experienced severe financial difficulties. In April 1993, the banking regulators ordered that management of these banks be changed and the banks recapitalized. Although Mr. Wallace ceased to serve as a director of these banks in 1991, the banking regulators initiated an administrative investigation into the involvement of the banks' officers and directors in the banks' financial difficulties. No civil or criminal charges of any kind were brought against Mr. Wallace. However, in April 1996 Mr. Wallace consented to the entry of an administrative consent order by the U.S. Federal Deposit Insurance Corporation (the "FDIC") to the effect that he would not participate in any manner in the conduct of the affairs of any financial institution in the United States without the prior approval of the FDIC and the appropriate federal financial institutions regulatory agency.

Compensation of the President and Chief Executive Officer

The salary and other benefits for Thorleif Enger, our President and Chief Executive Officer upon the consummation of the Demerger, will be determined by our new Board of Directors. Mr. Enger's salary and other benefits totaled NOK 3,619,000 in 2003. He received a bonus in 2003 in the amount of NOK 572,000 in connection with achieved performance targets for Hydro Agri in 2002.

Incentive Compensation Program

We currently have no management incentive program. We envision that our new Board of Directors, shortly after the members of the Board are formally appointed on March 25, 2004, will discuss the possible implementation of a long-term incentive program for senior management.

Employee Loans

Hydro made a loan to Thorleif Enger prior to the adoption of the U.S. Sarbanes-Oxley Act, the principal amount of which was NOK 634,000 as of February 29, 2003. This loan will be repaid in connection with the consummation of the Demerger.

Hydro has provided and continues to provide to its Norwegian employees, including employees who will be transferred to Yara on the Completion Date, a range of banking services, including unsecured personal loans at favorable rates of interest. Yara will not directly provide such services to its employees in Norway, but has arranged for the provision of such services to its Norwegian employees, including the Hydro employees who are being transferred to Yara in the Demerger. Yara will not compensate the banks for these services. However, in connection with the replacement of the transferred employees' loans that are outstanding at the time of the Demerger, Yara will provide a guarantee of all such loans. As of February 29, 2004, there are approximately 315 of such loans outstanding with an average balance of NOK 47,400. There are also 23 loans to more senior employees with an average balance of NOK 127,000. Yara estimates that, on the Completion Date, the aggregate balance of all of the then outstanding loans for which it will provide a guarantee will be approximately NOK 15 million.

Yara also intends to guarantee new unsecured loans by the banks to Yara's Norwegian employees. For most of such employees, the amount guaranteed will not exceed NOK 100,000. Under limited circumstances and for a very limited number of employees, the guaranteed amount may be increased to NOK 500,000. As a result of the Yara guarantees, the interest rates on loans extended by the banks are expected to be more favorable than would otherwise be available in the Norwegian market.

The maximum term of any existing loan, or any loan that may be provided under the Yara loan guarantee program, will be seven years. Most of the currently outstanding loans of the Hydro employees who are being transferred to Yara in the Demerger are for a shorter term.

The loan guarantee program is discretionary and may be terminated if Yara determines that its experience with the program is unfavorable. In the event of such termination, Yara would remain a guarantor of any then-outstanding employee loans, but new loans provided by the banks to our employees would not be guaranteed. Although no assurance can be provided in this regard as to the Yara loan guarantee program, only a small number of Hydro employees defaulted on their loans under Hydro's direct loan program.

SHARE OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN REGISTERED OWNERS

Until the Completion Date, Hydro is and will remain our sole shareholder. In the Demerger, we will issue one Share for each outstanding Hydro share. The Shares issued and distributed in connection with the Demerger will constitute 80% of our share capital, while the Shares currently held by Hydro will, on the Completion Date and prior to the Global Offering, constitute the remaining 20%.

As of March 3, 2004, there were 39,695 registered holders of Hydro shares, of whom 10,072 held at least 200 Hydro shares (one round lot in Yara is expected to be 200 shares). Of the registered holders of Hydro shares, 1,342 holders, holding an aggregate of 95,398,783 Hydro shares, had registered addresses outside of Norway. On the Completion Date, these holders of Hydro shares will become holders of our Shares, assuming that they continue to hold Hydro shares until the Completion Date.

The table below sets forth information concerning the 19 largest registered holders of Hydro shares as of March 3, 2004. Assuming their shareholdings in Hydro remain the same until the Completion Date, these shareholders will become, along with Hydro, our 20 largest shareholders on the Completion Date and prior to the Global Offering.

Name of Hydro Shareholder	Number of Hydro Shares	Percentage of Hydro Shares
Ministry of Trade and Industry, Norway	116,832,770	43.8
Morgan Guaranty Trust Co. of NY (ADR-Division)	14,211,510	5.3
State Street Bank & Trust Co. (Nominee)	12,625,483	4.7
National Insurance Fund ("Folketrygdfondet")	9,743,875	3.7
JPMorgan Chase Bank (Nominee)	8,978,286	3.4
Europacific Growth Fund	5,370,000	2.0
Mellon Bank as agent (Nominee)	5,162,433	1.9
New Perspective Fund	4,464,000	1.7
Euroclear Bank S.A. (Nominee)	4,040,723	1.5
JPMorgan Chase Bank (Nominee)	2,994,725	1.1
The Northern Trust (Nominee)	2,640,869	1.0
Skandinaviska Enskilda	2,591,196	1.0
Vital Forsikring ASA	2,476,401	0.9
Capital World Growth and Income Fund	1,461,100	0.5
DNB Norge	1,314,449	0.5
Storebrand Livsforsikring	1,250,721	0.5
Gjensidige Nor Spare	1,181,429	0.4
Investors Bank & Tru (Nominee)	1,132,280	0.4
SIS Segaintersettle (Nominee)	1,123,420	0.4

As of the date of this Offering Memorandum, none of the members of our Board of Directors, nor the President and Chief Executive Officer or our other key executive officers, own any of our Shares. The table below sets forth information concerning ownership of our shares, as of the Completion Date, by (i) each of the persons who will initially serve on our Board of Directors following the consummation of the Demerger, (ii) our President and Chief Executive Officer, (iii) our other executive officers, and (iv) all of the foregoing individuals as a group. The table assumes that these individuals will maintain their current shareholdings in Hydro until the Completion Date.

Name	Number of Shares
Frank Andersen	99
Arthur Frank Bakke	884
Charlotte Dyrkorn	0
Jørgen-Ole Haslestad	0
Øivind Lund	0
Åse Aulie Michelet	0
Leiv L. Nergaard	7,723
Lone Fønss Schrøder	0
Thorleif Enger	10,364
Daniel Clauw	0
Hallgeir Storvik	0
Anne Grethe Dalane	333
Sven Ombudstvedt	0
Tor Holba	130
Jon Reutz	0
Kendrick T. Wallace	100[1]
Arne Cartridge	0
All directors and executive officers as a group	19,633

(1) Shares held in the form of American Depositary Shares.

DESCRIPTION OF OUR SHARES AND SHARE CAPITAL

The following is a summary of material information relating to our share capital after the Demerger, including summaries of certain provisions of our Articles of Association and applicable Norwegian law in effect as of the date of this Offering Memorandum, including the Norwegian Public Limited Companies Act. The summary does not purport to be complete and is qualified in its entirety by our Articles of Association and Norwegian law.

Yara is a public limited liability company organized under the laws of Norway with its registered office at Bygdøy Allé 2, Oslo, Norway. Yara was organized on November 10, 2003, and registered in the Norwegian Register of Business Enterprises on November 12, 2003, under the name AgriHold ASA. Our registration number in the Norwegian Register of Business Enterprises is 986 228 608, and our Shares are registered in the Norwegian Central Securities Depository (known as *"Verdipapirsentralen"* or *"VPS")* under ISIN NO 001 020 805.1. As a public limited liability company, none of our shareholders will have personal liability for the Company's obligations under Norwegian law. However, any party who participates in a decision or in implementing a distribution from the company that is in violation of Norwegian law and was aware or should have been aware of such violation is liable for the return to the Company of the funds distributed.

Stock Exchange Listing

After the Demerger, our Shares will be listed on the OSE. We have not applied for listing on any other stock exchange.

Share Capital

On the Completion Date, we will have a share capital of NOK 543,052,403, divided into 319,442,590 Shares, each with a par value of NOK 1.70 per share.

At an extraordinary general meeting held on March 4, 2004, Hydro, as our sole shareholder, acting upon instructions given by its shareholders at the Hydro extraordinary general meeting held on January 15, 2004, approved the grant of authority to our Board of Directors to increase the share capital by up to NOK 25.5 million through issuing up to 15 million Shares. This authority lasts until March 4, 2006. Our Board of Directors was also authorized to waive the preemptive rights of our shareholders in connection with the sale and issuance of these Shares. The authorization may only be used in connection with selective investments and strategic acquisitions, and to issue Shares under possible share-based compensation programs. No shares have been issued under the authorization as of the date of this Offering Memorandum, nor have any agreements been entered into for the issuance of any of these shares.

There are no outstanding options, warrants, convertible loans or other instruments which would entitle the holder of any such securities to require that we issue any of our Shares.

At the Completion Date, our Board of Directors will not have authority to acquire treasury shares.

Under Norwegian law, all shares are to provide equal rights in a company. However, Norwegian law permits a company's articles of association to provide for different types of shares (e.g., several classes of shares). In such case, a company's articles of association must specify the different rights, preferences and privileges of the classes of shares and the total par value of each class of shares. Our Articles of Association provide for a single class of shares.

Subscription Rights Certificates

As a result of the Demerger, 83 holders of unredeemed Hydro "founder certificates" and 4,343 holders of unredeemed Hydro "subscription certificates" will become holders of Yara certificates granting similar rights in relation to Yara.

According to our Articles of Association, holders of unredeemed "founder certificates" and "subscription certificates" hold a special position upon changes in our share capital. The Articles of

Association provide that if the share capital is increased, and provided the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved for such holders in connection with each such capital increase, on the conditions stipulated by our Board of Directors, for up to:

- 0.83% of the increase for holders of the 83 unredeemed founder certificates, and
- 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to Yara.

Limitations on the Right to Own and Transfer Shares

There are no restrictions affecting the right of Norwegian or non-Norwegian residents or citizens to own our Shares. Our Articles of Association do not contain any provisions restricting the transferability of Shares.

General Meetings

Under Norwegian law, a company's shareholders are to exercise supreme authority in the company through the general meeting.

A shareholder may attend the general meeting either in person or by proxy. Although Norwegian law does not currently require us to send proxy forms to our shareholders for general meetings, we plan to include a proxy form with notices of general meetings.

In accordance with Norwegian law, the ordinary or annual general meeting of our shareholders is required to be held each year on or prior to June 30. The following business must be transacted and decided at the ordinary general meeting:

- approval of the annual accounts and annual report, including the distribution of any dividend;
- any other business to be transacted at the general meeting by law or in accordance with our Articles of Association.

Norwegian law requires that written notice of general meetings be sent to all shareholders whose addresses are known at least two weeks prior to the date of the meeting, unless a company's articles of association stipulate a longer period. Our Articles of Association do not include any provision on this subject. A shareholder is entitled to have an issue discussed at a general meeting if such shareholder provides the Board of Directors with notice of the issue so that it can be included in the written notice of the general meeting.

In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by our Board of Directors. An extraordinary general meeting must also be convened for the consideration of specific matters at the written request of our auditors or shareholders representing a total of at least 5% of the share capital.

Voting Rights

Subject to the terms of a company's articles of association to the contrary, Norwegian law provides that each outstanding share shall represent a right to one vote. All of our Shares have an equal right to vote at general meetings. No voting rights can be exercised with respect to treasury shares held by a company.

In general, decisions that shareholders are entitled to make under Norwegian law or our Articles of Association may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are elected. However, certain decisions, including resolutions to:

- authorize an increase or reduction in our share capital,

- waive preferential rights in connection with any share issue,
- approve a merger or demerger, and
- amend our Articles of Association,

must receive the approval of at least two-thirds of the aggregate number of votes cast at the general meeting at which any such action is before the shareholders for approval. There are no quorum requirements for general meetings.

In order to attend and vote at an ordinary or extraordinary general meeting, shareholders must notify us of their attendance by the date stipulated in the notice of such general meeting. Our Articles of Association provide that shareholders must inform us of their intention to attend and vote at a general meeting no later than five days prior to the meeting. In general, in order to be entitled to vote, a shareholder must be registered as the owner of shares in the share register kept by the Norwegian Central Securities Depository, referred to as the VPS (described below), or, alternatively, report and show evidence of the shareholder's share acquisition to us prior to the general meeting. Under Norwegian law, a beneficial owner of Shares registered through a VPS-registered nominee is not able to vote the beneficial owner's Shares unless ownership is re-registered in the name of the beneficial owner prior to the relevant general meeting.

Amendments to Our Articles of Association, including Variation of Rights

The affirmative vote of two-thirds of the votes cast at a general meeting is required to amend our Articles of Association. Certain types of changes in the rights of our shareholders that require the consent of all affected shareholders are subject to additional approval requirements, including in certain cases the approval of all shareholders.

Additional Issuances and Preferential Rights

If we issue any new Shares, including bonus share issues (involving the issuance of new shares by a transfer from the Company's share premium reserve or distributable equity to the share capital), our Articles of Association must be amended, which requires the same vote as other amendments to our Articles of Association. In connection with an increase in our share capital by a subscription for Shares against cash contributions, Norwegian law provides our shareholders with a preferential right to subscribe to the new Shares on a pro rata basis in accordance with their then-current shareholdings in the Company.

The preferential rights to subscribe to an issue may be waived by a resolution in a general meeting passed by the same vote required to approve amendments to our Articles of Association.

The general meeting may, with a vote as described above, authorize the Board of Directors to issue new shares. Such authorization may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50% of the nominal share capital when the authorization was granted. Under Norwegian law, the general meeting must also approve the waiver of the preferential rights of shareholders in connection with such issuances.

The issuance of shares to holders of our Shares who are citizens or residents of the United States upon the exercise of preferential rights may require us to file a registration statement in the United States under U.S. securities laws. If we decide not to file a registration statement, these holders may not be able to exercise their preferential rights.

Under Norwegian law, bonus shares may be issued, subject to shareholder approval and provided the company does not have an uncovered loss from a previous accounting year, by transfer from our distributable equity or from our share premium reserve. Any bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding. If the increase in share capital is to take place by new shares being issued, these new shares must be allotted to the shareholders of the company in proportion to their current shareholdings in the company.

Related Party Transactions

Under Norwegian law, an agreement to acquire assets or services from a shareholder or connected person (e.g., a spouse or significant other, and other family members) of such shareholder or which involves consideration from the company in excess of 1/20th of the company's share capital at the time of such acquisition is not binding on the company unless the agreement has been approved by a general meeting. Business agreements in the normal course of the company's business containing pricing and other terms and conditions which are normal for such agreements, as well as the purchase of securities at a price which is in accordance with the official quotation, do not require such approval. Any performance of an agreement which is not binding on the company must be reversed.

Minority Rights

Norwegian law contains a number of protections for minority shareholders against oppression by the majority, including but not limited to those described in this and preceding paragraphs. Any shareholder may petition the courts to have a decision of our Board of Directors or general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the company itself. In certain grave circumstances, shareholders may require the courts to dissolve the company as a result of such decisions. Shareholders holding in the aggregate 5% or more of our share capital have a right to demand that we hold an extraordinary general meeting to discuss or resolve specific matters. In addition, any shareholder may demand that we place an item on the agenda for any general meeting if we are notified in time for such item to be included in the notice of the meeting.

Mandatory Bid Requirement

Norwegian law requires any person, entity or group acting in concert that acquires more than 40% of the voting rights of a Norwegian company listed on the OSE to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. The offer is subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if it is clear that the market price was higher when the 40% threshold was exceeded. A shareholder who fails to make the required offer must, within four weeks, dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the OSE may cause the shares exceeding the 40% limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote the portion of his shares that exceed the 40% limit or exercise any rights of share ownership in respect of such shares, unless a majority of the remaining shareholders approve. However, such shareholder retains the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer.

Compulsory Acquisition

A shareholder who, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights of a company has the right (and each remaining minority shareholder of that company would have the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by the majority shareholder. A compulsory acquisition results in the majority shareholder becoming the owner of the shares of the minority shareholders with immediate effect.

A majority shareholder who effects a compulsory acquisition is required to offer the minority shareholders a specific price per share and to pay the consideration offered to a separate bank account for the benefit of the minority shareholders. The determination of the offer price is at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by

the Norwegian courts. The cost of such court procedure would normally be charged to the account of the majority shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.

Transfers and Other Changes in Ownership of Our Securities by Directors and Officers

Under Norwegian law, the individual members of our Board of Directors, the President and Chief Executive Officer, and other key employees must immediately notify the Board of Directors of both their own and their personal connected persons' sale or acquisition of our Shares or other securities. Such sale or acquisition must also be reported to the OSE, which will promptly publish the notice through its information system.

Rights of Redemption and Repurchase of Shares

We have not issued redeemable Shares (i.e., Shares redeemable without the shareholder's consent). Our share capital may be reduced by reducing the par value of the Shares. Such a decision requires the approval of two-thirds of the votes cast at a general meeting. Redemption of individual Shares requires the consent of the holders of the Shares to be redeemed.

A Norwegian company may purchase its own shares if an authorization for the board of directors of the company to do so has been given by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast at the meeting. The aggregate par value of treasury shares so acquired and held by the company must not exceed 10% of the company's share capital, and treasury shares may only be acquired if the company's distributable equity, according to the latest adopted balance sheet, exceeds the consideration to be paid for the shares. The authorization by the general meeting cannot be given for a period exceeding 18 months. At the Completion Date, we will not have any treasury Shares, nor will our Board of Directors have any authorization to approve our purchase of any of our Shares.

Shareholder Vote on Certain Reorganizations

A decision to merge with another company or to demerge requires a resolution of our shareholders at a general meeting passed by two-thirds of the aggregate votes cast, as well as two-thirds of the aggregate share capital represented, at the general meeting. A merger plan or demerger plan signed by our Board of Directors along with certain other required documentation, would have to be sent to all shareholders at least one month prior to the shareholders' meeting.

Liability of Directors

Our Board of Directors and the President and Chief Executive Officer owe a fiduciary duty to the Company and our shareholders. Such fiduciary duty requires that the Board members and our President and Chief Executive Officer act in our best interests when exercising their functions and exercise a general duty of loyalty and care towards Yara. Their principal task is to safeguard the interests of the Company.

Members of our Board of Directors and the President and Chief Executive Officer may each be held liable for any damage they negligently or willfully cause the Company. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided at the general meeting when the decision was taken. If a resolution to grant such exemption from liability or not to pursue claims against such a person has been passed by a general meeting with a smaller majority than that required to amend our Articles of Association, shareholders representing more than 10% of the share capital or, if there are more than 100 shareholders, more than 10% of the shareholders may pursue the claim on our behalf and in our name. The cost of any such action is not our responsibility, but can be recovered from any proceeds we receive as a result of the action. If the decision to grant an exemption from liability or not to pursue claims is made by such a majority as is necessary to amend the Articles of Association, the minority shareholders cannot pursue the claim in our name.

Indemnification of Directors and Officers

Neither Norwegian law nor our Articles of Association contain any provision concerning indemnification by us of our Board of Directors.

Distribution of Assets on Liquidation

Under Norwegian law, a company may be wound-up by a resolution of the company's shareholders in a general meeting passed by the same vote as required with respect to amendments to the articles of association. The shares rank equally in the event of a return on capital by the company upon a winding-up or otherwise.

Summary of Our Articles of Association that will be in effect after Completion Date

The following is a summary of provisions of our Articles of Association, some of which have not been addressed in the preceding discussion.

Name of the Company – Our registered name is Yara International ASA. Yara is a Norwegian public limited liability company.

Registered Office – Our registered office is in Oslo, Norway.

Objects of the Company – The objectives of Yara are to engage in industry, commerce and transport and to engage in other activities connected with these objectives. Activities may also proceed through participation in, or in co-operation with, other enterprises.

Share Capital – Our share capital will be NOK 543,052,403 divided into 319,442,590 Shares.

Nominal Value of Shares – The par value of each Share will be NOK 1.70.

Board of Directors – Our Articles of Association provide that our Board of Directors shall be composed of a minimum of three and a maximum of ten directors. Two directors jointly have the power to bind the Company by their signatures. Members of our Board shall retire in the year they reach the age of 70.

Annual General Meeting – Our annual general meeting will be convened by our Board of Directors no later than June 30 each year upon at least two weeks' written notice. The meeting will deal with the approval of the annual report and accounts, including distribution of dividends, and any other matters as required by law or our Articles of Association.

EXCHANGE CONTROLS

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

SECURITIES TRADING IN NORWAY

The Oslo Stock Exchange

The OSE is the principal market in which shares, bonds and derivative instruments are traded in Norway. As of December 31, 2003, a total of 156 Norwegian and 22 non-Norwegian companies were listed on the OSE; the total capitalization of these companies was approximately NOK 690 billion. The

shareholdings of non-Norwegian companies as a percentage of the total market capitalization at December 31, 2003, amounted to approximately 7.5%.

The OSE is a member of the NOREX Alliance. NOREX is the name of the strategic alliance among the Nordic stock exchanges. The other members of the NOREX Alliance are the Copenhagen Stock Exchange, the OM Stockholm Exchange and the Iceland Stock Exchange. The NOREX Alliance has a joint system for equity trading and harmonized rules and requirements among the exchanges with respect to trading and membership.

Regulation

The regulation of the securities market in Norway is based primary on:

- the Stock Exchange Act, dated November 17, 2000;
- the Stock Exchange Regulations, dated January 17, 1994, as amended in 1999;
- the Registration of Financial Instruments Act, dated July 5, 2002; and
- the Securities Trading Act, dated June 19, 1997.

Company Listing

The markets on the OSE are divided into three lists: the Main List, the small and medium-sized companies list (the "SMB List") and the primary capital certificate list. Larger companies in Norway are listed on the Main List, which accounted for approximately 95% of the total market capitalization of the OSE at December 31, 2003. The Main List is divided into ten sections: Energy, Materials, Industrials, Consumer Discretionary, Consumer Staples, Health Care, Financials, Information Technology, Telecommunications Services and Utilities. As of December 31, 2003, 88 companies were listed on the Main List.

The VPS and Transfer of Shares

The VPS is Norway's paperless centralized securities registry. The VPS is owned by a public company and operates under a license from the Ministry of Finance. The ownership of, and all transactions relating to, Norwegian listed shares must be recorded in a licensed securities registry. Our share register is operated through the VPS.

All transactions relating to securities registered with the VPS are made through computerized book-entries. No physical share certificates are or can be issued. The VPS confirms each entry by sending a transcript to the registered shareholder, regardless of beneficial ownership. To effect these entries, the individual shareholder must establish a securities account with a Norwegian account operator unless the individual's shares are registered in the name of a nominee. Norwegian banks, the Central Bank of Norway, authorized investment firms in Norway, bond-issuing mortgage companies, management companies for securities funds (insofar as units in securities funds they manage are concerned), and Norwegian branches of credit institutions established within the EEA are allowed to act as account operators.

The entry of a transaction in the VPS is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the subject security. The VPS is strictly liable for any loss resulting from an error in connection with registering, altering or canceling a right, except in the event of contributory negligence, in which event compensation owed by the VPS may be reduced or withdrawn. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to his or her shares unless that transferee or assignee has registered his or her shareholding or has reported and shown evidence of such share acquisition and the acquisition of such shares is not prevented by law, our Articles of Association or otherwise.

The VPS must provide certain specified information to the Financial Supervisory Authority of Norway ("*Kredittilsynet*") (the "FSAN"), as well as any information that the FSAN requests. Additionally, Norwegian tax authorities may demand certain information regarding any individual's holdings of securities, including information regarding dividends and interest payments.

Trading and Settlement

Trading on the NOREX exchanges is carried out in the electronic trading system, SAXESS. SAXESS offers functionality to support both order-driven markets and price-driven markets. For order-driven markets, bids and offers are entered in the relevant order book and automatically matched to trades when price, volume and other order conditions are met. For price-driven markets, interests are entered into the relevant order book and transactions are negotiated manually and reported into the system. The trading is decentralized, which means that member firms are connected to the system and trade from their respective home offices, inside and outside the Nordic countries.

Since the start of the trading and clearing cooperation among the OM Stockholm AB (OM), the OMLX Exchange in London, the Norwegian Futures & Options Clearing House, and the OSE on February 14, 1997, trading in Norwegian equity derivatives has occurred electronically through OM's Click Exchange System. In this system, market makers and brokers register their buying and selling interests, and deals are directly carried out using the system. Brokers who are not electronically linked to the Click Exchange System may still trade by using OSE's Market Place Securities (MPS). MPS is managed by OSE staff who, acting on behalf of the brokers, register their interests and trades in the system.

Official trading takes place between 10:00 a.m. and 4:00 p.m. each trading day. Orders may be placed in the system beginning at 9:15 a.m. Transactions executed after 4:00 p.m. must be reported by 9:50 a.m. the next trading day. Other off-floor transactions must be reported within five minutes of completion of the trade. The settlement period for trading on the OSE is three days (T+3).

Investment services may only be provided by Norwegian brokerage houses holding a license under the Securities Trading Act, branches of brokerage houses from an EEA-state, or brokerage houses from outside the EEA which have been licensed to operate in Norway. EEA-state brokerage houses may also conduct cross-border investment services in Norway. Each Norwegian brokerage firm must provide a guarantee covering liabilities that are incurred when conducting investment services. The guarantee covers NOK 200,000 per investor per incident.

It is possible for brokerage houses to undertake market-making activities in listed Norwegian shares if they have a license to do so under the Securities Trading Act or, in the case of EEA-state brokerage houses, a license to carry out market-making activities in their home jurisdiction. Such market-making activities will be governed by the regulations of the Securities Trading Act covering a broker's trading on his or her own account. Such market-making activity, however, does not as such require notification of the FSAN or the OSE except for the general obligation by brokerage houses that are members of the OSE to report all trades in stock exchange listed securities.

OSE Membership

Brokerage houses permitted to operate under the provisions of the Securities Trading Act are entitled to apply for OSE membership. The board of directors of the OSE considers all applications. A member of one of the NOREX exchanges may easily become a member of the OSE by using the existing technical connection and the simplified and harmonized application procedures of NOREX. The board of directors may withdraw membership or impose monetary penalties on any member for a violation of the Stock Exchange Act or regulations. Alternatively, the OSE may issue an official warning or suspend a member for less serious violations.

Investment in Norwegian Shares

Non-Norwegian investors may trade shares listed on the OSE through any broker which is a member of the OSE, whether Norwegian or non-Norwegian.

Information, Control and Surveillance

Under Norwegian law, the OSE is required to perform a number of surveillance and control functions. The Surveillance and Corporate Control unit monitors all market activity on a continuous basis and is responsible for the dissemination of information from listed companies to the market. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments. The OSE controls the issuance of securities in both the equity and bond markets in Norway. The OSE evaluates whether the issuance documentation contains the required information and whether it would otherwise be illegal to carry out the issuance.

Each listed company must deliver to the OSE copies of all reports and communications sent to its shareholders. Each company must also release promptly to the OSE any other information that may have a material effect on the current pricing of the shares of the company. Such information will, with certain exceptions, in turn be published by the OSE through its electronic information system. The OSE may levy fines on companies that violate such requirements.

Insider Trading Legislation

Under Norwegian law, the subscription, purchase, sale or exchange of securities that are listed must not be undertaken by anyone who has information about the securities, the issuer thereof, or other factors which may influence the price of the securities, and which is not publicly available or generally known in the market. No member of the board or auditor associated with the company issuing securities may subscribe for, or incite anyone to subscribe for, purchase, sell or exchange financial instruments connected to the issuing company without properly investigating whether there exists such information. This applies correspondingly to deputy members and observers of the board of directors, senior employees of the company and senior employees and board members of a company in the same group who can normally be expected to have access to such information. The same restrictions apply to entering into the purchase, sale or exchange of derivative rights connected to such securities.

Disclosure of Acquisitions and Disposals

A person, entity or group acting in concert that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, reaching, exceeding or falling below the respective thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the share capital has an obligation under Norwegian law to notify the OSE immediately.

This discussion is based on current law and practice that may be subject to amendments. Such amendments could be effective on a retroactive basis. The discussion is intended to serve as a general guideline, and does not provide a complete description of all relevant issues (e.g., for investors for whom special regulations may be applicable). Shareholders may wish to contact their professional tax advisors for advice concerning individual tax consequences.

Tax Position of Norwegian Shareholders

Taxation of Dividends

As a result of the domestic imputation tax credit system, Norwegian resident shareholders will not be taxed on dividends received from Norwegian companies as long as the dividends are distributed in accordance with applicable corporate law.

Capital Gains Tax

Shareholders resident in Norway for tax purposes will be liable for capital gains tax arising from the sale of shares irrespective of the period of time the shares have been held and the number of shares sold. Capital gains are currently taxed as ordinary income at a flat rate of 28%. Correspondingly, losses on the sale of the shares will be deductible against ordinary income.

The capital gain or loss on each share will be equal to the difference between the consideration received and the adjusted base cost as derived from the original shares in Hydro, with subsequent RISK-adjustments. The adjusted base cost is the acquisition price adjusted up or down in accordance with the changes in the company's retained earnings after tax during the time the shareholder has held the share ("RISK adjustment"). The adjustment of the base cost for each tax year is allocated to the owner of the shares on January 1 of the following year (the assessment year).

If a shareholder sells shares acquired at different times and at different cost prices, the shares that were acquired first shall be considered to be the shares first realized ("FIFO" principle).

Costs in connection with both the acquisition and realization of shares are deductible in the year of realization when calculating capital gains or losses.

Net Wealth Taxation

Norwegian resident individual shareholders will be subject to net wealth tax in Norway on their shares. Shareholders that are limited liability companies are not subject to net wealth tax.

The marginal net wealth tax rate for individuals is presently 1.1% of the assessed value. For listed companies, the assessed value equals the quoted share price on January 1 of the year of assessment.

The Norwegian Tax Position of Shareholders Resident in Other Jurisdictions

Taxation of Dividends

The general withholding tax rate in Norway is 25% on dividends distributed to non-resident shareholders. Withholding tax will be withheld by the distributing company upon dividend distribution. This rate will often be reduced, normally to 15%, by an applicable tax treaty between Norway and the shareholder's country of residence. The shareholder will receive the dividends net of any applicable withholding tax.

Non-resident shareholders, who have been subject to a higher rate of withholding tax than applicable according to tax treaty may apply to the Norwegian tax authorities for a refund. The application must be filed with the Central Office – Foreign Tax Affairs *("Sentralskattekontoret for*

utenlandssaker"). As yet, there is no standardized application form for obtaining a refund of Norwegian withholding tax. An application must, at a minimum, contain the following information:

- Specification of the company from which the dividends were distributed, the applicant, the date and amount of payment, the total amount distributed by the company, the exact number of shares held by the applicant, the total number of shares in the distributing company, the amount of tax withheld by Norway and the amount claimed for refund from Norway. All amounts are to be stated in Norwegian kroner.
- An original confirmation from a central tax authority (a competent authority according to the tax treaty in question) stating that the refund applicant was resident for tax purposes in the country with respect to which such applicant claims the benefits of a tax treaty with Norway, in the year the dividends were declared or received and original documentation that the applicant was the beneficial owner of the shares at the time when the dividends were declared.
- Evidence that the dividends were actually received by the applicant and which withholding tax rate was used in Norway.

Norwegian tax authorities may from time to time require more specific information.

The application must be signed by the applicant. If the application is signed by proxy, a copy of the letter of authorization must be enclosed.

Dividends distributed on nominee-registered shares will normally be subject to the standard 25% rate of withholding tax, unless the nominee, by agreeing to provide certain information about the beneficial owners, has obtained approval to be registered in VPS with a reduced treaty rate from the Central Office – Foreign Tax Affairs.

Capital Gains Tax

Non-resident shareholders are normally not subject to capital gains tax in Norway on the sale of shares. A tax liability in Norway may nevertheless arise if (i) the shares were effectively connected with a business in Norway carried out by the shareholder or (ii) the shareholder is an individual who has previously been resident in Norway for tax purposes and the shares are sold within five years of the expiration of the calendar year when residency for tax purposes in Norway ceased. In both cases, the Norwegian tax liability may be limited by a tax treaty. The rate of tax on capital gains is 28%.

Net Wealth Tax

Non-resident shareholders are normally not obliged to pay net wealth taxes on shares in Norwegian limited liability companies.

United States Federal Income Taxation

The following discussion outlines certain potential U.S. federal income tax consequences of the acquisition, ownership and disposition of our Shares. This discussion generally applies to a U.S. Shareholder (as defined below) that holds our Shares as capital assets for tax purposes. This discussion does not apply to certain U.S. Shareholders subject to special rules, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities (including pension plans), life insurance companies, persons liable for alternative minimum tax, persons that hold our Shares through a partnership or other pass-through entity, persons that hold our Shares as part of a straddle or a hedging or conversion transaction or persons whose functional currency is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States and the Kingdom of Norway for the Avoidance of Double

Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the "Treaty"). These authorities are subject to change at any time, possibly on a retroactive basis.

A holder of our Shares is a "U.S. Shareholder" if the holder is a beneficial owner of such Shares and is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court in the United States can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A "non-U.S. Shareholder" is a beneficial owner of our Shares that is not a U.S. Shareholder.

You should consult your own tax advisor regarding the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of our Shares in your particular circumstances.

Taxation of Dividends

A non-Norwegian shareholder is generally subject to a withholding tax at a rate of 25% on dividends distributed by Norwegian companies, unless the non-Norwegian shareholder is carrying on business activities in Norway and such shares are effectively connected with such activities. The withholding tax rate of 25% may be lower pursuant to tax treaties between Norway and the country in which the shareholder is resident. The Treaty rate is generally 15%. The Treaty withholding tax rate will generally apply to dividends paid on Shares held directly by U.S. Shareholders that are residents of the United States within the meaning of the Treaty. For a discussion of the procedures necessary for obtaining a refund for amounts withheld in excess of 15%, see "– The Norwegian Tax Position of Shareholders Resident in Other Jurisdictions – Taxation of Dividends," above.

A U.S. Shareholder must generally include in gross income for United States federal income tax purposes the gross amount of any distribution made by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). A U.S. Shareholder must include in gross income any Norwegian tax withheld from any dividend even though such shareholder does not, in fact, receive the amount withheld as tax. Such shareholder must include any dividend in income when he or she receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

For taxable years beginning after December 31, 2002, and before January 1, 2009, dividends received by U.S. Shareholders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the preferential tax rates applicable to long-term capital gains. However, a dividend received by a U.S. Shareholder from a "qualified foreign corporation" shall not be entitled to taxation at the long-term capital gains if the dividend is received with respect to any share held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which the share becomes ex-dividend with respect to such dividend. Section 1(h)(11) of the Code defines a "qualified foreign corporation" as a foreign corporation the stock of which is readily tradable on an established securities market in the United States (including through American Depositary Receipts or ADRs) or a foreign corporation that is eligible for the benefits of one of certain comprehensive income tax treaties with the United States that include an exchange of information program. The Internal Revenue Service has determined that the Treaty is such a treaty. We expect that we will qualify for benefits under the Treaty. A foreign corporation that is a "Foreign Personal Holding Company," "Foreign Investment Company," or "Passive Foreign Investment Company," in the current taxable year or the immediately preceding taxable year is not a "qualified foreign corporation."

The U.S. Department of the Treasury and the Internal Revenue Service expect to issue regulations providing procedures for a foreign corporation to certify that it is a "qualified foreign corporation." It is expected that these regulations will require persons required to file information returns to report a

distribution with respect to a foreign security issued by a foreign corporation as a dividend from a "qualified foreign corporation" if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation is not, in the taxable year of the corporation in which the distribution was paid, and was not in the preceding taxable year, a "Foreign Personal Holding Company," "Foreign Investment Company," or "Passive Foreign Investment Company."

Yara does not anticipate paying dividends in 2004, and, therefore, Yara does not anticipate certifying that it is a "qualified foreign corporation" for the year ending December 31, 2004. We do anticipate certifying for the year ending December 31, 2005 that we are a "qualified foreign corporation." However, there can be no assurances that we will be able so to certify.

Dividends received in a taxable year in which we were a "Foreign Personal Holding Company," "Foreign Investment Company" or "Passive Foreign Investment Company" will be subject to U.S. federal income tax at ordinary income tax rates. The dividend rules are complex and a U.S. Shareholder should consult his or her own tax advisor regarding the dividend rules and how these rules may affect his or her U.S. federal, state, local and other income tax situation.

The amount of the dividend that any U.S. Shareholder must include in income is the U.S. dollar value of the gross amount of the Norwegian kroner dividend, determined at the spot Norwegian kroner/ U.S. dollar exchange rate on the date the dividend distribution is included in a U.S. Shareholder's income, regardless of whether the payment is, in fact, converted into U.S. dollars.

Distributions to a U.S. Shareholder in excess of such shareholder's pro rata share of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a nontaxable return of capital to the extent of the U.S. Shareholder's tax basis in our Shares and, to the extent such distribution exceeds such a shareholder's tax basis, the distribution will be treated as capital gain.

Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid over to Norway will be creditable against a U.S. Shareholder's U.S. federal income tax liability. Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income," which is treated separately from other types of income, for purposes of computing the foreign tax credit allowable. Alternatively, a U.S. Shareholder may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Norwegian tax, but only for a year in which the U.S. Shareholder elects to do so with respect to all foreign income taxes.

Any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Shareholder includes the dividend payment in income to the date such shareholder converts the payment into U.S. dollars generally will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends paid to a non-U.S. Shareholder in respect of our Shares will not generally be subject to U.S. federal income tax unless the dividends are "effectively connected" with the conduct of a trade or business within the United States or, if such holder is entitled to the benefits of a treaty, are attributable to a permanent establishment or fixed base in the United States. In such cases, a non-U.S. Shareholder will generally be taxed in the same manner as a U.S. Shareholder. "Effectively connected" dividends of a non-U.S. Shareholder may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the non-U.S. Shareholder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

A U.S. Shareholder who sells or otherwise disposes of our Shares will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S.

dollar value of the amount realized and the U.S. Shareholder's tax basis, determined in U.S. dollars, in such shareholder's Shares. Capital gain of a non-corporate U.S. Shareholder is generally taxed at a maximum rate of 15% when the property has been held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. If a U.S. Shareholder receives any foreign currency on the sale of our Shares, such shareholder may recognize U.S.-source ordinary income or loss as a result of currency fluctuations between the date of the sale of the Shares and the date the sales proceeds are converted into U.S. dollars.

A non-U.S. Shareholder will not be subject to United States federal income tax on gain recognized on the sale or other disposition of such shareholder's Shares unless: (i) the gain is "effectively connected" with a trade or business in the United States, or if a non-U.S. Shareholder is entitled to the benefits of a treaty, the gain is attributable to a permanent establishment or fixed base in the United States, or (ii) if such shareholder is an individual, such individual is in the United States for at least 183 days in the taxable year of the sale, and certain other conditions exist. If a non-U.S. shareholder is a corporation, "effectively connected" gains may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or at a lower rate if such shareholder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company ("PFIC") Rules

We believe that, following the Demerger, our Shares should not be treated as shares of a passive foreign investment company, or PFIC, for United States federal income tax purposes. However, this conclusion is a factual determination that is made annually and therefore, may change.

A PFIC is defined as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage of its assets that produce or are held for the production of "passive income," by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), is at least 50%. "Passive income" generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and the asset test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income.

U.S. Shareholders owning shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned with respect to certain "excess distributions" on, and certain dispositions of, PFIC stock. However, if the U.S. Shareholder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Shareholder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Shareholder of a QEF may, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Shareholders owning, actually or constructively, marketable stock (as specifically defined) in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

There can be no assurance that we will not be considered a PFIC for the current or any future taxable year. There can be no assurance that our determination concerning our PFIC status will not be challenged by the IRS, or that we will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that we qualify as a PFIC.

U.S. Shareholders owning our Shares during any year that we are a PFIC must generally file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting

Dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. resident generally will be subject to information reporting requirements and backup withholding tax at a rate of 28% (for 2004) if the resident (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the Internal Revenue Service that the resident has failed to report all interest or dividends required to be shown on his or her federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.

A person that is not a U.S. person may be required to establish an exemption from information reporting and backup withholding by certifying his or her non-U.S. status on an appropriate Internal Revenue Service Form W-8.

If a person sells our Shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the person certifies, under penalties of perjury, that he or she is not a U.S. person or otherwise establishes an exemption. If a person sells our Shares outside the United States through a non-U.S. office of a non-U.S. broker, and the sale proceeds are paid to such person outside the United States, then U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside of the United States, if a person sells our Shares through a non-U.S. office of a broker that:

- is a U.S. person,
- derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States,
- is a "controlled foreign corporation" as to the United States, or
- is a foreign partnership, if at any time during its tax year: (i) one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (ii) at any time during its tax year the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its records that the person is not a U.S. person and does not have actual knowledge that such person is a U.S. person or otherwise establishes an exemption.

One generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds one's income tax liability by filing a timely refund claim with the U.S. Internal Revenue Service.

United Kingdom Taxation

The comments below are of a general nature and are based on current United Kingdom tax law and Inland Revenue published practice as of the date of this Offering Memorandum, as well as the provisions of the double taxation treaty between the U.K. and Norway (referred to in this discussion as

the "Treaty"), all of which may be subject to change. The summary only covers the principal U.K. tax consequences for the absolute beneficial owners of our Shares who:

- are resident, or (in the case of individuals) ordinarily resident, in the U.K. for tax purposes or who are carrying on a trade or business in the U.K. through a permanent establishment to which the holding of the Shares is attributable;
- are not resident in Norway; and
- do not have a permanent establishment or fixed base in Norway with which the holding of the Shares is connected.

Such absolute beneficial owners of our Shares are referred to in this discussion as "U.K. Holders."

This summary only addresses the principal U.K. tax consequences for U.K. Holders who hold the Shares as capital assets. It does not address such tax consequences that may be relevant to certain other categories of U.K. Holders, for example, dealers or traders in shares, securities or currencies, brokers, dealers, banks, financial institutions, insurance companies, tax-exempt organizations and investment companies. Further, it assumes that (i) the U.K. Holder is not a company which either directly or indirectly controls 10% or more of our voting power, and (ii) there will be no register kept in the U.K. in respect of the Shares.

The following is intended only as a general guide and is not intended, nor should it be considered, to be legal or tax advice to any particular U.K. Holder. The summary does not purport to be comprehensive or to describe all of the potentially relevant tax consequences. Potential investors who are in doubt about their position in the U.K. or elsewhere may want to consult their own tax advisors as to the overall tax consequences, including, specifically, the consequences under U.K. law and Inland Revenue practice, of the acquisition, ownership and disposition of our Shares in their own particular circumstances.

Taxation of Dividends

Provided that the Treaty applies, dividends paid to U.K. Holders should be subject to Norwegian withholding tax of 15%. A U.K. Holder who is an individual will generally be subject to U.K. income tax on dividends paid by us but will, by virtue of the terms of the Treaty, be entitled to set off, by way of credit against his U.K. income tax liability on the gross dividend (being the amount of the dividend actually received plus the amount of Norwegian tax withheld that is not recoverable from the Norwegian authorities). The maximum amount of credit allowable is 15% of the gross dividend.

To the extent that a dividend paid by us represents income of a U.K. Holder who is an individual subject to U.K. income tax at the higher rate, the dividend will be subject to U.K. income tax at the Schedule F upper rate (currently 32.5%). However, such a U.K. Holder will be able to set off, by way of credit against his U.K. income tax liability on the gross dividend, the Norwegian tax withheld. The effect of the set-off is that such U.K. Holder will have to account for U.K. income tax equal to 17.5% of the gross dividend.

To the extent that a dividend paid by us represents income of a U.K. Holder who is an individual subject to U.K. income tax at the lower or basic rate, the dividend will be subject to U.K. income tax at the Schedule F lower rate (currently 10%). However, such a U.K. Holder will, on the basis of a 15% withholding in Norway which can be set off by way of credit against his U.K. income tax liability on the gross dividend, have no liability to U.K. income tax on the gross dividend. In such a case, the excess of the Norwegian withholding tax of 15% of the gross dividend over the U.K. income tax at the 10% rate cannot be recovered by the U.K. Holder.

A U.K. Holder who is an individual who is not domiciled in the U.K. (or who is a citizen of the Commonwealth or of the Republic of Ireland but who is not ordinarily resident in the U.K.) is entitled to claim to be subject to U.K. income tax in respect of such dividends only to the extent that such

dividends are remitted, or treated as remitted, to the U.K. In the case of such a U.K. Holder who pays U.K. income tax on amounts of dividends remitted, or treated as remitted, to the U.K., the applicable rates of U.K. income tax are, currently, 40% and 22% (rather than 32.5% and 10%), but with the ability to set off by way of a credit against his U.K. income tax liability on the gross dividend, the Norwegian tax withheld. Accordingly, such a U.K. Holder will have to account for U.K. income tax equal to 25% (in the case of a higher rate taxpayer) or 7% (in the case of lower rate taxpayer) of the gross dividend.

A U.K. Holder that is a company will generally be subject to U.K. corporation tax on dividends paid by us. However, such a U.K. Holder will be able to set off the Norwegian tax withheld, by way of foreign tax credit against the U.K. Holder's U.K. corporation tax liability on the gross dividend.

Taxation of Capital Gains

The disposal or deemed disposal of our Shares by a U.K. Holder may, depending on the U.K. Holder's circumstances and subject to any available exemption or relief, give rise to a capital gain or an allowable loss for the purposes of U.K. taxation of capital gains ("CGT"). A U.K. Holder who is an individual who is not domiciled in the U.K. should only be subject to CGT in respect of such a gain to the extent that the gain is remitted, or treated as remitted, to the U.K.

For U.K. Holders who are individuals, taper relief may reduce the proportion of any gain realized on the disposal of our Shares that is subject to CGT. In most cases, our Shares will be treated as "non-business assets" for purposes of the taper relief rules, and will qualify for a reduction of 5% of the gain for each whole year for which the Shares have been held in excess of three whole years; the maximum reduction available is 40% of the gain after ten complete whole years of holding. U.K. Holders who are employees of the Yara Group may qualify for accelerated taper relief in respect of "business assets."

U.K. Holders who are individuals are entitled to an annual exempt amount of, currently, £7,900 of total net capital gains.

Broadly, a U.K. Holder who is an individual and who ceases to be resident or ordinarily resident in the U.K. for tax purposes for a period of less than five years and who disposes of our Shares during that period may be liable, on his return to the U.K., to CGT on any capital gain realized while he was non-resident (subject to any available exemption or relief).

A U.K. Holder that is a company is entitled to an indexation allowance which effectively applies to increase the tax basis in assets in line with the rate of increase in the U.K. Retail Price Index. Indexation allowance may reduce a capital gain but may not create or increase any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty is payable on the issue of, or on a transfer of, our Shares provided that, in the case of a transfer, any instrument of transfer is not executed or retained in the U.K. and the transfer of Shares does not relate to any matter or thing done, or to be done, in the U.K.

No U.K. stamp duty reserve tax is payable on an agreement to issue or transfer our Shares.

Inheritance Tax

If a U.K. Holder of our Shares who is an individual is either domiciled or deemed to be domiciled in the U.K., U.K. inheritance tax may be chargeable on the death of such a U.K. Holder or on a gift or transfer at undervalue of the Shares by the U.K. Holder.

Our Shares are not assets situated in the U.K. for purposes of the U.K. inheritance tax. Accordingly, if a U.K. Holder is neither domiciled nor deemed to be domiciled in the U.K., neither the death of the U.K. Holder nor a gift or transfer at undervalue of the Shares by the U.K. Holder will give rise to a liability to U.K. inheritance tax.

Special rules apply to close companies and to trustees of settlements, which can result in a charge to U.K. inheritance tax in some circumstances.

We and Hydro have entered into a Purchase Agreement with UBS Limited and ABG Sundal Collier Norge ASA, the Joint Global Coordinators and Joint Bookrunners, as representatives for the Managers, with respect to the Global Offering of the Offer Shares. The Joint Global Coordinators and Joint Bookrunners, together with the co-managers, Enskilda Securities ASA and BMO Nesbitt Burns, are the Managers of the Global Offering.

The Global Offering comprises: (i) in Norway, a public offering and an offering to institutional investors; (ii) in the United States, an offering to QIBs in reliance on Rule 144A; (iii) outside Norway and the United States, an offering to institutional investors in reliance on Regulation S; and (iv) an offering to our directors and the nine members of our senior management, each of whom has been given an opportunity to subscribe for a minimum of NOK 100,000 on March 11, 2004, with a full allotment for the subscribed amount (rounded down to the nearest round lot).

Subject to certain conditions set out in the Purchase Agreement, the Managers have agreed, severally and not jointly, to purchase from Hydro, at the Offer Price less underwriting commissions, the number of Firm Shares indicated in the table below.

Managers	Number of Shares
ABG Sundal Collier Norge ASA	
UBS Limited	
BMO Nesbitt Burns	
Enskilda Securities	
Total	31,944,256

Over-Allotment and Stabilization

In connection with the Global Offering, the Selling Shareholder has granted to the Managers the Over-Allotment Option, which is exercisable for a period of 30 days starting at the opening of trading on the OSE on the day that notification of allotment of the Offer Shares has been sent. If the Managers exercise the Over-Allotment Option, the Managers will make available up to 31,944,256 Additional Shares (representing in the aggregate 100% of the total number of Firm Shares offered in the Global Offering) at the Offer Price to cover over-allotments, if any, made in connection with the Global Offering and to cover net syndicate short positions resulting from stabilization transactions. Any such Additional Shares will be sold by the Selling Shareholder to the Managers on the same terms and conditions as the Firm Shares.

UBS, on behalf of the Managers, may effect transactions that stabilize or maintain the market price of the Shares, in accordance with applicable law, during a 30-day period starting at the opening of trading on the OSE on the day that notification of allotment of the Offer Shares has been sent.

To the extent that the Managers sell in the Global Offering a greater number of Shares than the number of Firm Shares, the Managers will have created net syndicate short positions in the Shares. UBS, on behalf of the Managers, may close out net syndicate short positions by purchasing Shares in the open market and/or by exercising all or part of the Over-Allotment Option. To the extent that UBS, on behalf of the Managers, covers net syndicate short positions by market purchases of Shares, up to the entire proceeds from the sale of Additional Shares will be used to fund such purchases.

In connection with settlement and stabilization, UBS, in its capacity as stabilization manager, has entered into a stock lending arrangement with the Selling Shareholder as part of the Purchase Agreement. In accordance with the stock lending provisions of the Purchase Agreement, UBS may borrow Additional Shares that will allow it to settle over-allotments made, if any, and/or net syndicate short positions, in connection with the Global Offering. If UBS borrows Additional Shares under these provisions, it will be required to return an equivalent number of Shares to the Selling Shareholder by no later than three banking days after the end of the stabilization period.

The Managers expect that they will exercise the Over-Allotment Option in the event that the trading price of our Shares is higher than the Offer Price at the time the Managers are seeking to close out their net syndicate short positions in our Shares. Otherwise, the Managers expect that they will purchase our Shares in the open market to close out the net syndicate short positions. These purchases would be undertaken with a view to stabilizing the price of the Shares, as described above. Depending on the fluctuation in the price of our Shares following the commencement of trading on the OSE, the Managers may close out their net syndicate short positions by a combination of market purchases and partial exercise of the Over-Allotment Option. The Purchase Agreement provides that half of the aggregate net gain or loss resulting from the stabilization activities conducted by UBS on behalf of the Managers will be for the account of Hydro, while the remaining half will be for the account of the Managers. Exercise of the Over-Allotment Option will be made public through the OSE information systems within the opening of trading on the OSE the day after it has been exercised.

In accordance with Norwegian requirements, within a week after the end of the stabilization period, UBS will inform the market through OSE's information system of whether stabilization transactions have been effected, when the stabilization period expired, the price interval within which stabilization transactions were effected and the last date of which stabilization transactions were effected.

Other than as stated above or as required by law, UBS does not intend to disclose publicly the extent of any over-allotment made or stabilization transactions entered into in connection with the Global Offering, although individual investors may be required to disclose interests in Shares acquired in the Global Offering or arrangements connected with it in accordance with the disclosure requirements of applicable Norwegian law.

Offer Price, Delivery and Other Terms

The Managers expect to deliver the Offer Shares to investors' accounts on or about March 30, 2004. The Offer Shares will be accepted for delivery through the facilities of the VPS System, Euroclear and Clearstream Banking against payment in immediately available funds.

The Managers and Hydro have determined the Offer Price on the basis of orders placed during the book building process in which the Managers received expressions of investor interest in the Offer Shares. The Managers expect to confirm sales to investors before the anticipated opening of trading on the OSE of the Shares.

The following table shows the per Share and total commissions to be paid to the Managers by Hydro. Such amounts are shown assuming both no exercise and full exercise of the Managers' option to purchase Additional Shares. Hydro may also pay the Managers at Hydro's discretion an additional fee of up to 0.45% of the aggregate Offer Price.

	No Exercise	Full Exercise
Per Share		
Total		

In the Purchase Agreement, we and Hydro have made certain representations and warranties in favor of the Managers and we and Hydro have each also agreed to indemnify the Managers against certain liabilities, including liabilities under the Securities Act and other applicable securities laws. Hydro has also agreed to pay costs, fees and expenses and reimburse the Managers for certain of their expenses in connection with the sale of the Offer Shares.

Certain of the Managers from time to time have performed banking and advisory services for us and Hydro, for which they have received customary fees and expenses, and may continue to do so in the future in the ordinary course of business.

Trading Market and Lock-ups

Application has been made for the Shares to be listed on the OSE. The Shares will not be listed on any stock exchange outside Norway on the Closing Date.

Prior to the Global Offering, there has been no public market for our Shares. We and the Managers cannot assure you that a liquid trading market for our Shares can be created or sustained. The prices at which the Shares will sell after the Global Offering may be lower than the price at which our Shares are sold by the Managers in the Global Offering. The Offer Price has been determined by the Managers and Hydro, on the basis of orders placed during the book building process, and may bear no relationship to the market price of our Shares subsequent to the Global Offering.

Under the terms of the Purchase Agreement, we have agreed with the Managers that, for a period of 180 days, we will not (i) issue, sell or otherwise dispose of any of our Shares (or securities convertible into or exercisable for our Shares), other than any of the up to 15 million Shares for which our Board of Directors has been granted discretionary authority to issue for such purposes as the Board determines, to the extent such shares are issued either in connection with (A) our making selective investments and strategic acquisitions (in which case the recipient(s) of such Shares will be subject to the same restrictions), or (B) Share compensation plans, (ii) enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale, or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii), without the prior written consent of the Joint Global Coordinators.

Under the terms of the Purchase Agreement, Hydro has agreed with the Managers that, for a period of 120 days, Hydro will not (i) issue, sell or otherwise dispose of any of our Shares (or securities convertible into or exercisable for our Shares), (ii) enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale, or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii), without the prior written consent of the Joint Global Coordinators.

Our directors and members of senior management have agreed with the Managers that, for a period of 12 months from the listing of our Shares on the OSE, they will not sell or otherwise dispose of any Offer Shares subscribed for in the Global Offering, or enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale, without the prior written consent of the Joint Global Coordinators.

In addition, the Norwegian State, represented by the Ministry of Trade and Industry, which will receive 115,674,848 of our Shares in connection with the Demerger (representing approximately 36% of our then outstanding Shares) has provided written confirmation that the Ministry (i) has not been authorized by the Norwegian Parliament (the "*Stortinget*") to reduce its shareholding in Yara below 33.4%, and (ii) has no intention to reduce its shareholding in Yara prior to and including September 25, 2004.

Selling Restrictions

No action has been or will be taken in any jurisdiction (other than Norway, subject to the restrictions described below) that would permit a public offering of the Offer Shares, or the possession, circulation or distribution of this Offering Memorandum or any other material relating to us or the Offer Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offer Shares may not be offered or sold, directly or indirectly, and neither this Offering Memorandum nor any other offering material or advertisement in connection with our Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No person is authorized to give information or to make any representation in connection with the offering or sale of the Offer Shares other than as contained in this Offering Memorandum. If any such information is given or made, it must not be relied upon as having been authorized by us or any of the Managers or any of their affiliates or advisers or selling agents. Neither the delivery of this Offering

Memorandum nor any sale of Offer Shares made hereunder shall under any circumstances imply that there has been no change in our affairs or that the information set forth herein is correct as of any date subsequent to the date hereof.

United States

The Offer Shares have not been and will not be registered under the Securities Act, and may not be offered or sold except (i) within the United States to QIBs in reliance on Rule 144A or (ii) to certain persons in offshore transactions in reliance on Regulation S under the Securities Act, and in accordance with any applicable securities laws of any state or territory of the United States or any other jurisdiction. Accordingly, each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any of the Offer Shares as part of its allocation at any time other than to QIBs in the United States in accordance with Rule 144A or outside of the United States in accordance with Rule 903 of Regulation S. Transfer of the Offer Shares will be restricted and each purchaser of the Offer Shares in the United States will be required to execute an investment letter and to make certain acknowledgements, representations and agreements, as described under "Transfer Restrictions."

In addition, until 40 days after the date of this Offering Memorandum, an offer or sale of Offer Shares within the United States by a dealer, whether or not participating in the Global Offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A of the Securities Act.

United Kingdom

Each of the Managers has represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Offer Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom for the purposes of the U.K. Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the U.K. Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to our Shares in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the sale of any of the Offer Shares in circumstances in which Section 21(1) of the FSMA does not apply to us or Hydro.

The Netherlands

The Offer Shares may only be offered in The Netherlands, as part of their initial distribution or as part of any re-offering, and this Offering Memorandum may only be distributed and circulated, and any offer of the Offer Shares shall only be announced in writing (whether electronically or otherwise) in The Netherlands, to individuals or legal entities who or which trade in securities in the conduct of a business or profession ("Professional Investors," which term includes, but is not limited to, banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, other institutional investors and commercial enterprises with a treasury department which as an ancillary activity regularly invest in securities).

Japan

Each of the Managers has represented and agreed that the Offer Shares have not been and will not be registered under the Securities and Exchange Law of Japan and, accordingly, the Managers have undertaken that they will not offer or sell any Offer Shares, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, or to or for the account or benefit of, any persons for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan. For the purpose of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

TRANSFER RESTRICTIONS

General

The Offer Shares have not been registered under the Securities Act or with any securities regulatory authority of any state or territory of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred or delivered except pursuant to an exemption from the registration requirements under the Securities Act or pursuant to an effective registration statement under the Securities Act. The term "United States" as used in this section has the meaning given to it by Regulation S.

Offer Shares initially offered and sold to investors in the United States pursuant to Rule 144A will be subject to certain restrictions on transfers. In particular, purchasers of Offer Shares in the United States must sign and deliver the certificate described below in which they agree, among other things, not to resell the Offer Shares except outside the United States under Regulation S and not to deposit the Offer Shares in any unrestricted depositary facility.

From the date on which the Shares commence trading on the OSE, expected to occur on or about March 25, 2004, until the 40th day thereafter, JPMorgan Chase Bank, as depositary for our ADR facility, will not accept deposits of any of our Shares in the facility (other than the initial deposit of the Shares represented by American Depositary Shares), issued to holders of Hydro's ADRs in the Demerger.

Purchasers of Offer Shares Offered in Reliance on Rule 144A

Each purchaser of the Offer Shares offered in reliance on Rule 144A will be required to deliver a certificate, addressed to the Managers, in which it represents and agrees as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

1. The purchaser (i) is a QIB or a broker-dealer acting for the account of a QIB, (ii) is acquiring such Shares for its own account or for the account of a QIB, and (iii) is aware that the Offer Shares are "restricted securities" within the meaning of the Securities Act;
2. The purchaser is aware that the Offer Shares have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A;
3. The purchaser understands and agrees that the Offer Shares may not be offered, sold, pledged or otherwise transferred except outside the United States in accordance with Rule 903 or 904 of Regulation S;
4. The purchaser acknowledges and agrees that neither the Offer Shares nor any Shares obtained or purchased in one or more prearranged transactions in substitution therefore may be deposited into any unrestricted depositary receipt facility in respect of Shares established or maintained by a depositary bank (including the unrestricted depositary receipt facility maintained by JPMorgan Chase Bank with respect to the Shares) unless and until such time as the Offer Shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.
5. Any offer, sale, pledge or other transfer made other than in compliance with the above stated restrictions shall not be recognized by Yara in respect of the Offer Shares; and
6. The purchaser acknowledges that Yara, Hydro, the Managers, their affiliates, and others, will rely upon the truth and accuracy of the foregoing representations and agreements, and agrees to notify the Managers promptly in writing if any of its confirmations, acknowledgements or agreements herein ceases to be accurate and complete. The purchaser hereby irrevocably agrees that the certificate or a copy thereof may be produced to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered thereby.

ENFORCEMENT OF CIVIL LIABILITIES

For U.S. Purchasers

We and Hydro are public limited companies organized under the laws of the Kingdom of Norway. All of our directors and executive officers reside outside the United States. All or a significant portion of the assets of these individuals are located outside the United States. Similarly, all of Hydro's directors and executive officers reside, and all or a substantial portion of Hydro's assets and the assets of these individuals are located, outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon Yara, Hydro, or our or Hydro's directors and officers, or to enforce judgments obtained in the United States against Yara, Hydro, or our or Hydro's directors and officers, including judgments based on the civil liability provisions of the U.S. federal securities laws.

We and Hydro have been advised by our Norwegian counsel, Wiersholm, Mellbye & Bech, that although you may bring actions against us, our Norwegian affiliates or any of our directors or executive officers resident in Norway, Norwegian courts are unlikely to apply U.S. law when deciding such cases. The recognition and enforcement of foreign judgments in Norway is dependent upon the existence of a bilateral or multilateral agreement with the foreign state in question concerning the mutual recognition and enforcement of judgments. There is no such agreement between Norway and the United States. Accordingly, judgments of U.S. courts are not enforceable in Norway. We may comply with a judgment of a U.S. court voluntarily, but if we were not to do so you would have to commence an action in a Norwegian court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities based on U.S. securities laws in Norway. Even if U.S. law was to be applied, it is unlikely that a Norwegian court would adjudicate awards against public policy or order in Norway, including awards of punitive damages.

LEGAL MATTERS

The validity of the Offer Shares and certain other legal matters will be passed upon by Wiersholm, Mellbye & Bech, advokatfirma AS, our Norwegian legal counsel, and Steptoe & Johnson LLP, our U.S. legal counsel. The validity of the Offer Shares and certain other legal matters will be passed upon for Hydro by Wiersholm, Mellbye & Bech, advokatfirma AS, Norwegian legal counsel to the Selling Shareholder, and Steptoe & Johnson LLP, U.S. legal counsel to the Selling Shareholder. The validity of the Offer Shares and certain other legal matters will be passed upon for the Managers by Thommessen Krefting Greve Lund AS Advokatfirma, Norwegian legal counsel to the Managers, and Cleary, Gottlieb, Steen & Hamilton, U.S. legal counsel to the Managers.

INDEPENDENT ACCOUNTANTS

Our Carve-Out Financial Statements included in this Offering Memorandum have been audited by Deloitte Statsautoriserte Revisorer AS as of for the years ended December 31, 2003, 2002 and 2001, as stated in their audit report, also included in this Offering Memorandum. In addition, the Pro Forma Financial Statements included in this Offering Memorandum have been examined by Deloitte Statsautoriserte Revisorer AS as of for the years ended December 31, 2003, 2002 and 2001.

SUMMARY OF DIFFERENCES BETWEEN NORWEGIAN GAAP AND U.S. GAAP

The financial statements included in this Offering Memorandum are prepared in accordance with Norwegian GAAP. Norwegian GAAP differs in certain respects from U.S. GAAP. The differences are immaterial for Yara for the periods presented in the Carve-Out Financial Statements. The following is a summary of some of the more significant differences between Norwegian GAAP and U.S. GAAP.

Derivative Commodity Contracts

Under Norwegian GAAP, unrealized gains and losses for commodity derivative instruments that are not hedge designated, and that are not traded on a liquid, regulated market, are netted for each portfolio and net unrealized gains are not recognized. For U.S. GAAP, unrealized gains and losses are recorded to operating revenue for sales contracts or operating cost for purchase contracts. The instruments are accounted for as assets or liabilities at fair value.

Amortization of Goodwill

Goodwill is amortized under Norwegian GAAP. Beginning January 1, 2002, U.S. GAAP does not allow amortization of goodwill, but requires that goodwill be reviewed at least annually for impairment.

Deferred Taxes

Under Norwegian GAAP, deferred taxes are recorded based upon the liability method, similar to U.S. GAAP. Differences occur primarily because items accounted for differently under U.S. GAAP also have deferred tax effects. Under Norwegian GAAP, deferred tax assets and liabilities for each tax entity are netted and classified as a long-term liability or asset. A reconciliation of the current and long-term temporary differences giving rise to the Norwegian GAAP deferred tax asset and liability is provided in Note 10 to the Carve-Out Financial Statements. Classification between current and long-term for U.S. GAAP is determined by the classification of the related asset or liability giving rise to the temporary difference. For each tax entity, deferred tax assets and liabilities are offset within the respective current or long-term groups and presented as a single amount.

Minority Interest

Under Norwegian GAAP, shareholders' equity is presented including minority interest. Under U.S. GAAP, shareholders' equity is presented excluding minority interest.

Dividends Payable

Under Norwegian GAAP, dividends proposed at the end of the year, to be declared and paid in the following year, are recorded as a reduction to equity and as debt. Under U.S. GAAP, equity is reduced when dividends are declared.

Business Combinations

When applying purchase accounting treatment for a business combination in which the ownership interest is less than 100%, U.S. GAAP requires the recorded amount of assets and liabilities acquired to reflect only the acquiring company's relative share of excess values. Under Norwegian GAAP, consolidated assets and liabilities reflect 100% of the fair value at the purchase date except for goodwill. The relative portion of any excess value recorded relating to minority shareholders is reflected in the total minority shareholders' interest, which is a component of the acquiring company's equity.

GLOSSARY OF TERMS

In the Offering Memorandum, the following terms have the meanings indicated below.

Term	Definition
"AN"	Ammonium nitrate (AN), a nitrogen fertilizer produced by reacting nitric acid, an intermediate chemical feedstock produced from ammonia, with ammonia (contains around 34% nitrogen).
"AS"	Ammonium sulphate, a fertilizer containing nitrogen (21%) and sulphur.
"ATS"	Yara's Ammonia Trade and Shipping unit.
"BAT"	"Best Available Techniques" for pollution prevention and control in the production of fertilizers, as defined by the fertilizer producers of the EU, including Yara.
"Blue, Johnson & Associates"	A Redwood City, California (U.S.) based consulting and market research company focused on the natural gas and fertilizer industries.
"Board of Directors" or "Board"	The board of directors of the applicable company or companies.
"CAN"	Calcium ammonium nitrate, a nitrogen fertilizer produced by mixing AN and a calcium salt (containing 25-28% nitrogen).
"CAP"	EU Common Agricultural Policy, which provides for the form and size of subsidies paid to EU farmers for production and export of their crops and produce.
"Carve-Out Financial Statements"	The audited carve-out combined financial statements of the Yara Group, representing the historical operations being transferred to Yara International ASA in the Demerger, as of and for the years ended December 31, 2003, 2002 and 2001, prepared on the historical cost basis in accordance with Norwegian GAAP.
"Cash crops"	High value-added fruit and vegetable segments, as referred to by the industry.
"CN"	Calcium nitrate, a fertilizer containing nitrogen in nitrate form (15.5%) and water-soluble calcium (19%).
"Completion Date"	The date the Demerger is consummated by registration in the Register of Business Enterprises, which is expected to be on or about March 24, 2004.
"CRU"	CRU International Limited, a United Kingdom-based consulting company.
"DAP"	Diammonium phosphate fertilizer, a fertilizer containing 46% phosphate as P_2O_5.
"Demerger"	The demerger of Hydro's Agri business in accordance with the Demerger Plan.
"Demerger Plan"	The plan approved by the Boards of Directors of Norsk Hydro ASA and Yara International ASA on November 28, 2003.
"Downstream"	The Downstream segment of our business.

Term	Definition
"Duke Contract"	A long-term natural gas supply contract with Duke Energy Europe Northwest B.V. (now Norsk Hydro Energie Marketing B.V., after being recently acquired by Hydro), under which our Sluiskil facilities are supplied with natural gas.
"EDC"	Ethylene dichloride.
"EEA"	The European Economic Area.
"EEA Agreement"	The European Economic Area Agreement.
"Effective Date"	The date when risks and rewards according to the Demerger Plan were transferred to Yara (i.e., October 1, 2003).
"EFMA"	The European Fertilizer Manufacturers Association.
"EFTA"	The European Free Trade Association.
"ESA"	The EFTA Surveillance Authority.
"EU"	The European Union.
"EU Commission"	The Commission of the European Union.
"Euro"	The lawful currency of certain of the EU Member States.
"Exchange Act"	The U.S. Securities Exchange Act of 1934, as amended.
"FAO"	The Food and Agriculture Organization of the United Nations.
"Fertecon"	Fertecon Limited, an independent company providing economic analysis regarding, and consulting services to, the fertilizer industry based in Tunbridge Wells, Kent, England. Fertecon provides information services on fertilizer products and raw materials.
"FSU"	The former Soviet Union.
"Gasunie Contract"	A long-term natural gas supply contract with N.V. Nederlandse Gasunie, under which our Sluiskil facilities are supplied with natural gas.
"GWh"	A Gigawatt hour, a measurement unit for electrical power which equals 1,000,000 Kilowatt hours.
"HACCP"	The Hazard Analysis Critical Control Points, a quality control approach established by the World Health Organization and adopted by the EU Commission.
"Hectare"	A measurement unit for land which equals approximately 2.471 acres or 10,000 square meters.
"HSE"	Health, safety and environment.
"Hydro"	Norsk Hydro ASA
"Hydro Agri"	The assets, rights and liabilities that comprise Hydro's Agri business, to be transferred to Yara International ASA upon consummation of the Demerger, consisting primarily of shares and partnership interests currently held by Hydro in companies and partnerships forming part of Hydro's Agri business and a debt due Hydro.

Term	Definition
"Hydro Group"	Norsk Hydro ASA and its consolidated subsidiaries.
"IFA"	The International Fertilizer Industry Association, a trade association whose members include 450 companies in some 80 countries around the world.
"Industrial"	The Industrial segment of our business.
"IPPC"	The EU Directive on Integrated Pollution Prevention and Control, which was adopted in September 1996.
"K_2O"	Di-potassium oxide.
"LPG"	Liquefied petroleum gas.
"MAP"	Monoammonium phosphate, a fertilizer containing 52% phosphate as P_2O_5.
"MOP"	Potassium chloride (also referred to as muriate of potash), a potash product containing 40-60% potash.
"MMBTU"	Million British thermal units.
"NGC"	The National Gas Company of Trinidad and Tobago.
"Nitrates"	AN, CAN, CN and PN.
"Norwegian GAAP"	Generally accepted accounting principles in Norway.
"NPK"	Fertilizer product that contains all of the three major plant nutrients, nitrogen, phosphorus and potassium.
"OECD"	The Organisation for Economic Co-operation and Development.
"OSE"	The Oslo Stock Exchange.
"P_2O_5"	Di-phosphorus pentoxide
"PN"	Potassium nitrate (PN), a nitrogen fertilizer produced by reacting sodium nitrate with potassium chloride. Potassium nitrate contains 13.5% nitrogen and 45% water-soluble potassium as K_2O.
"Pro Forma Financial Statements"	The pro forma combined financial statements of the Yara Group derived from the Carve-Out Financial Statement for the years ended December 31, 2003, 2002 and 2001.
"Register of Business Enterprises"	In Norwegian: "*Foretaksregisteret.*"
"SEC"	The United States Securities and Exchange Commission.
"Securities Act"	The United States Securities Act of 1933, as amended.
"SOP"	Sulphate of potash magnesia or potassium magnesium sulphate.
"SQM"	Sociedad Quimica y Minera de Chile.
"The Fertilizer Institute"	A trade association based in Washington D.C. (U.S.) representing makers, transporters and providers of fertilizer.

Term	Definition
"Tonne"	A metric ton. One metric ton = 1.1023 short tons (2,000 pounds).
"UAN"	Urea ammonium nitrate (UAN), a nitrogen fertilizer produced by combining urea with ammonium nitrate solutions.
"Upstream"	The Upstream segment of our business.
"Urea"	Nitrogen fertilizer formed by reacting ammonia with carbon dioxide at high pressure (containing 46% nitrogen).
"U.S. GAAP"	Generally accepted accounting principles in the United States.
"VPS"	The Norwegian Central Securities Depository ("*Verdipapirsentralen*").
"Yara"	Yara International ASA
"Yara Group"	Yara International ASA, together with its consolidated subsidiaries.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANTS' REPORT FOR COMBINED NORWEGIAN GAAP FINANCIAL STATEMENTS FOR YARA INTERNATIONAL ASA AND ITS SUBSIDIARIES

To the Shareholders of Norsk Hydro ASA

We have audited the carve-out combined balance sheets of Yara International ASA and its subsidiaries as of December 31, 2003, 2002 and 2001, and the related combined statements of income and cash flows for the three years ended December 31, 2003, 2002 and 2001 for the demerger of the Agri business from its parent company, Norsk Hydro ASA. These carve-out combined financial statements are the responsibility of the management of Norsk Hydro ASA. Our responsibility is to express an opinion on the carve-out combined financial statements based on our audits.

The historical consolidated financial statements of the parent company, Norsk Hydro ASA, and its subsidiaries were audited by us (on which we have issued our reports dated March 2, 2004, February 28, 2003, and February 28, 2002, respectively).

Until the completion date of the demerger, expected to be March 24, 2004, the Agri business is an integrated business of Hydro Group; consequently, as indicated in Note 1, these carve-out combined financial statements have been derived from the consolidated financial statements and accounting records of the Hydro Group, and reflect allocations based on management's assumptions, as described on pages F-16 to F-18. Accordingly, these carve-out combined financial statements do not necessarily reflect the financial position, results of operations, changes in shareholders' equity and cash flows of Yara International ASA and its subsidiaries had it been a separate stand-alone entity, independent of the Hydro Group during such periods.

We conducted our audits in accordance with the Norwegian Act on Auditing and Auditors and auditing standards generally accepted in Norway. Auditing standards generally accepted in Norway require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards generally accepted in Norway, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the carve-out combined financial statements referred to above present fairly, in all material respects, the financial position of Yara International ASA and its subsidiaries as of December 31, 2003, December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for the three years ended December 31, 2003, in accordance with accounting principles generally accepted in Norway.

We have also examined the pro forma adjustments included in the pro forma combined financial statements for Yara International ASA and its subsidiaries for the years ending December 31, 2003, 2002 and 2001. Such pro forma adjustments are based upon management's assumptions described on page F-19.

The objective of the pro forma financial information is to show what the significant effects on the historical financial information might have been had the demerger occurred at an earlier date. However, the pro forma combined financial statements are not necessarily indicative of the results of operations or related effects on the financial position of Yara International ASA and its subsidiaries that would have been attained had the above-mentioned demerger actually occurred earlier.

Our examinations were conducted in accordance with auditing standards generally accepted in Norway and attestation standard "RS 800" established by the Norwegian Institute of Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances. We believe that our examinations provide a reasonable basis for our opinion.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned demerger, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma combined financial statements reflect the proper application of those adjustments to the audited carve-out combined financial statements as of December 31, 2003, December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for the three years ended December 31, 2003, as presented on pages F-8 to F-10.

Oslo, Norway, 2 March, 2004
Deloitte Statsautoriserte Revisorer AS

Aase Aa. Lundgaard – State Authorized Public Accountant (Norway)

Background – Description of Transaction

The extraordinary general meeting of Norsk Hydro ASA ("Hydro") held on January 15, 2004, approved establishing Hydro Agri as a separate, publicly traded company. The separate company was originally named AgriHold ASA and has since been renamed Yara International ASA. The separation will be made by means of a demerger transaction (the "Demerger") effected in accordance with Norwegian law. A demerger is the transfer of part of the assets, rights and liabilities of a company to one or more companies against consideration in the form of shares of the transferee company issued to the holders of shares in the transferor company.

In the Demerger, the assets, rights and liabilities primarily related to Hydro's activities in connection with fertilizer products and related chemicals and industrial gases which are today part of Hydro Agri, will be transferred to Yara International ASA, which is a wholly owned subsidiary of Norsk Hydro ASA formed solely for the purpose of acting as the transferee company in the Demerger. At the time of consummation of the Demerger, each of Hydro's shareholders at the time of the completion of the Demerger will receive one share of Yara International ASA for each Hydro share held by that shareholder. The existing shares of Yara International ASA, all of which are held by Hydro, will correspond to 20% of the total number of Yara International ASA shares outstanding immediately after the consummation of the Demerger.

Presentation of Financial Information

The Combined Financial Statements for Yara International ASA and its subsidiaries ("Yara") have been carved out from Hydro's consolidated financial statements for the three years ending December 31, 2003, 2002 and 2001. Yara's financial statements, together with the related notes, have been prepared on the historical cost basis in accordance with accounting principles generally accepted in Norway (Norwegian GAAP). If prepared in accordance with U.S. GAAP, there would be no material difference in the Carve-Out Combined Financial Statements for the periods presented.

The Carve-Out Combined Financial Statements have been derived from Hydro's consolidated financial statements, and include the historical operations being transferred to Yara. The operations and companies to be demerged are not identical to the operations reported as Hydro Agri in Hydro's segment reporting.

As a result of rounding adjustments, the figures or percentages in one or more columns or rows in the Combined Financial Statements or the accompanying Notes may not add up to the total.

CARVE-OUT COMBINED STATEMENTS OF INCOME

NOK Million, except per share information	Notes	Year ended December 31, 2003	2002	2001
Operating revenues	5	**38,334**	33,477	37,449
Raw materials and energy costs		**27,207**	23,449	25,998
Change in inventories of own production		**(16)**	(76)	469
Payroll and related costs	4,7,20,26	**3,216**	2,921	3,463
Depreciation and amortization	5,15,16	**1,147**	1,183	1,580
Other	7,25	**4,056**	3,857	3,876
Operating costs and expenses		**35,610**	31,334	35,386
Operating income	5	**2,723**	2,143	2,063
Equity in net income of non-consolidated investees	5,13	**610**	57	330
Interest income and other financial income	8,24	**177**	245	408
Other income (loss), net	5,9	**40**	142	(53)
Earnings before interest expense and tax (EBIT)	5	**3,550**	2,587	2,748
Interest expense and foreign exchange gain (loss)	8,24	**(622)**	(16)	(765)
Income before tax and minority interest		**2,927**	2,571	1,983
Income tax expense	10	**(902)**	(845)	(599)
Net income		**2,025**	1,726	1,384
Minority interest		**(3)**	(11)	85
Net income after minority interest		**2,022**	1,715	1,469
Earnings per share		**6.33**	5.37	4.60
Average number of outstanding shares		**319,442,590**	319,442,590	319,442,590

Oslo, March 2, 2004

Egil Myklebust, Chairperson   Borger A. Lenth, Deputy Chairperson   Elisabeth Grieg

Anne Cathrine Høeg Rasmussen   Håkan Mogren   Ingvild Myhre

Geir Nilsen   Odd Semstrøm   Steinar Skarstein

Eivind Reiten, CEO

The accompanying notes are an integral part of the Combined Financial Statements.

CARVE-OUT COMBINED BALANCE SHEETS

NOK Million, except share information	Notes	As of December 31, 2003	2002	2001
ASSETS				
Deferred tax assets	10	**784**	409	57
Other intangible assets	16,20	**240**	154	154
Intangible assets		**1,023**	563	211
Property, plant and equipment	15	**7,219**	7,090	8,072
Non-consolidated investees	13	**2,549**	2,089	2,519
Prepaid pension, investments and other non-current assets	14,16,20	**1,031**	861	815
Financial non-current assets		**3,580**	2,950	3,334
Inventories	12	**5,325**	4,383	5,437
Accounts receivable, less allowances		**6,721**	5,424	6,663
Receivables, Hydro		**373**	126	135
Prepaid expenses and other current assets		**1,168**	1,030	1,169
Other liquid assets	11	**28**	35	27
Cash and cash equivalents		**376**	419	860
Current assets	5	**13,992**	11,417	14,291
Total assets	5	**25,814**	22,020	25,909
LIABILITIES AND SHAREHOLDERS' EQUITY				
Share capital	3	**543**	543	543
Premium paid-in capital	3	**3,689**	3,689	3,689
Total paid-in capital	3	**4,232**	4,232	4,232
Retained earnings	3	**4,616**	1,700	4,598
Total retained earnings	3	**4,616**	1,700	4,598
Minority shareholders' interest in consolidated subsidiaries		**96**	85	85
Shareholders' equity		**8,944**	6,017	8,915
Accrued pension liabilities	20	**1,760**	1,530	1,121
Deferred tax liabilities	10	**636**	255	781
Other long-term liabilities	21	**492**	624	735
Long-term liabilities		**2,888**	2,409	2,637
Long-term debt	19	**165**	174	246
Bank loans and other interest-bearing short-term debt	17	**295**	361	623
Current portion of long-term debt	19	**30**	84	116
Interest-bearing loans, Hydro	17	**7,499**	8,336	8,402
Payables, Hydro		**301**	404	728
Other current liabilities	18	**5,693**	4,235	4,241
Current liabilities		**13,818**	13,420	14,110
Total liabilities and shareholders' equity		**25,814**	22,020	25,909
Total number of outstanding shares		**319,442,590**	319,442,590	319,442,590

The accompanying notes are an integral part of the Combined Financial Statements.

CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS

NOK Million	Notes	Year ended December 31, 2003	2002	2001
OPERATING ACTIVITIES:				
Net income after minority interest		**2,022**	1,715	1,469
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	5,15,16	**1,147**	1,183	1,580
Equity in net income of non-consolidated investees	5,13	**(610)**	(57)	(330)
Dividends received from non-consolidated investees	13	**336**	206	295
Deferred taxes	10	**(33)**	(3)	42
Loss (gain) on sale of non-current assets		**(109)**	(294)	(50)
Loss (gain) on foreign currency transactions	8	**(11)**	(670)	77
Other		**72**	56	33
Working capital changes that provided (used) cash:				
Receivables		**(628)**	(201)	758
Inventories		**(564)**	310	502
Prepaid expenses and other current assets		**(493)**	(247)	263
Other current liabilities		**387**	757	(1,453)
Net cash provided by operating activities		**1,516**	2,755	3,186
INVESTING ACTIVITIES:				
Purchases of property, plant and equipment		**(930)**	(1,134)	(664)
Purchases of other long-term investments		**(333)**	(529)	(233)
Net sales (purchases) of short-term investments		**6**	(21)	27
Proceeds from sales of property, plant and equipment		**294**	224	122
Proceeds from sales of other long-term investments		**177**	506	193
Net cash used in investing activities		**(786)**	(954)	(555)
FINANCING ACTIVITIES:				
Net cash used in financing activities		**(848)**	(2,136)	(2,233)
Foreign currency effects on cash flows		**77**	(106)	(101)
Net increase (decrease) in cash and cash equivalents		**(43)**	(441)	297
Cash and cash equivalents at beginning of year		**419**	860	563
Cash and cash equivalents at end of year		**376**	419	860

The accompanying notes are an integral part of the Combined Financial Statements.

PRO FORMA COMBINED STATEMENTS OF INCOME

NOK Million, except per share information	Notes	Year ended December 31, 2003	2002	2001
Operating revenues	5	**38,334**	33,477	37,449
Raw materials and energy costs		**27,207**	23,450	25,999
Change in inventories of own production		**(16)**	(76)	469
Payroll and related costs	4,7,20,26	**3,216**	2,921	3,463
Depreciation and amortization	5,15,16	**1,147**	1,183	1,580
Other	7,25	**4,068**	3,872	3,874
Operating costs and expenses		**35,622**	31,350	35,383
Operating income	5	**2,711**	2,128	2,066
Equity in net income of non-consolidated investees	5,13	**610**	57	330
Interest income and other financial income	8,24	**137**	195	358
Other income (loss), net	5,9	**40**	142	(53)
Earnings before interest expense and tax (EBIT)	5	**3,498**	2,521	2,701
Interest expense and foreign exchange gain (loss)	8,24	**(358)**	282	(574)
Income before tax and minority interest		**3,140**	2,804	2,127
Income tax expense	10	**(962)**	(910)	(640)
Net income		**2,178**	1,894	1,487
Minority interest		**(3)**	(11)	85
Net income after minority interest		**2,175**	1,882	1,573
Earnings per share		**6.81**	5.89	4.92
Average number of outstanding shares		**319,442,590**	319,442,590	319,442,590

The accompanying notes are an integral part of the Combined Financial Statements.

PRO FORMA COMBINED BALANCE SHEETS

NOK Million, except share information	Notes	As of December 31, 2003	2002	2001
ASSETS				
Deferred tax assets	10	**784**	408	57
Other intangible assets	16,20	**240**	154	154
Intangible assets		**1,023**	562	211
Property, plant and equipment	15	**7,219**	7,091	8,072
Non-consolidated investees	13	**2,549**	2,089	2,519
Prepaid pension, investments and other non-current assets	14,16,20	**1,031**	861	815
Financial non-current assets		**3,580**	2,950	3,334
Inventories	12	**5,325**	4,383	5,437
Accounts receivable, less allowances		**6,721**	5,424	6,663
Receivables, Hydro		**373**	126	135
Prepaid expenses and other current assets		**1,168**	1,030	1,169
Other liquid assets	11	**28**	35	27
Cash and cash equivalents		**376**	419	860
Current assets	5	**13,992**	11,417	14,291
Total assets	5	**25,814**	22,020	25,909
LIABILITIES AND SHAREHOLDERS' EQUITY				
Share capital	3	**543**	543	543
Premium paid-in capital	3	**3,689**	3,689	3,689
Total paid-in capital	3	**4,232**	4,232	4,232
Retained earnings	3	**4,616**	2,616	5,514
Total retained earnings	3	**4,616**	2,616	5,514
Minority shareholders' interest in consolidated subsidiaries		**96**	85	85
Shareholders' equity		**8,944**	6,934	9,831
Accrued pension liabilities	20	**1,760**	1,530	1,121
Deferred tax liabilities	10	**636**	254	781
Other long-term liabilities	21	**492**	624	735
Long-term liabilities		**2,888**	2,408	2,637
Long-term debt	19	**7,716**	7,716	7,716
Bank loans and other interest-bearing short-term debt	17	**243**	238	639
Current portion of long-term debt	19	**30**	84	116
Payables, Hydro		**301**	404	728
Other current liabilities	18	**5,693**	4,235	4,241
Current liabilities		**6,267**	4,961	5,724
Total liabilities and shareholders' equity		**25,814**	22,020	25,909
Total number of outstanding shares		**319,442,590**	319,442,590	319,442,590

The accompanying notes are an integral part of the Combined Financial Statements.

PRO FORMA COMBINED STATEMENTS OF CASH FLOWS

NOK Million	Notes	Year ended December 31, 2003	2002	2001
OPERATING ACTIVITIES:				
Net income after minority interest		**2,175**	1,882	1,573
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	5,15,16	**1,147**	1,183	1,580
Equity in net income of non-consolidated investees	5,13	**(610)**	(57)	(330)
Dividends received from non-consolidated investees	13	**336**	206	295
Deferred taxes	10	**(33)**	(3)	42
Loss (gain) on sale of non-current assets		**(109)**	(294)	(50)
Loss (gain) on foreign currency transactions	8	**(11)**	(670)	77
Other		**72**	56	33
Working capital changes that provided (used) cash:				
Receivables		**(628)**	(201)	758
Inventories		**(564)**	310	502
Prepaid expenses and other current assets		**(493)**	(247)	263
Other current liabilities		**387**	757	(1,453)
Net cash provided by operating activities		**1,669**	2,922	3,290
INVESTING ACTIVITIES:				
Purchases of property, plant and equipment		**(930)**	(1,134)	(664)
Purchases of other long-term investments		**(333)**	(529)	(233)
Net sales (purchases) of short-term investments		**6**	(21)	27
Proceeds from sales of property, plant and equipment		**294**	224	122
Proceeds from sales of other long-term investments		**177**	506	193
Net cash used in investing activities		**(786)**	(954)	(555)
FINANCING ACTIVITIES:				
Net cash used in financing activities		**(848)**	(2,136)	(2,233)
Foreign currency effects on cash flows		**77**	(106)	(101)
Net increase (decrease) in cash and cash equivalents		**112**	(274)	401

The accompanying notes are an integral part of the Combined Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Carve-Out Combined Financial Statements are included on pages F-5 to F-7. The Pro Forma Financial Statements are included on pages F-8 to F-10. Norwegian GAAP as applied by Yara does not result in any material differences to U.S. GAAP for Yara for the periods presented. Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.

The accompanying notes are an integral part of the Combined Financial Statements.

Combined Financial Statements

The Carve-Out Combined Financial Statements and the Pro Forma Combined Financial Statements include Yara International ASA and entities in which Yara International ASA controls, directly or indirectly, more than 50% of the voting interests. In certain circumstances, an entity may be controlled through means other than majority voting interest, such as through contractual agreements or other means. Currently, Yara International ASA does not have any combined subsidiaries based on means other than majority of voting rights.

All significant intercompany transactions and balances have been eliminated in the Combined Financial Statements.

Non-consolidated investees

Investments in companies in which Yara exercises significant influence (non-consolidated investees) are accounted for using the equity method. Significant influence normally exists when Yara has a substantial ownership interest or otherwise controls from 20-50% of the voting shares. Participation in joint ventures is accounted for using the equity method.

Yara reviews non-consolidated investees for impairment if indications of loss in value are identified. As Yara's non-consolidated investees are generally not listed on a stock exchange or regularly traded, the impairment review for such non-consolidated investees can only rarely be based on observable market equity values. Impairment indications may include operating losses, or adverse market conditions. Fair value of the investment is estimated based on valuation model techniques. If it is considered probable that the fair value of the non-consolidated investee is below Yara's carrying value, the investment is written down as impaired.

Business Combinations

Terms and conditions underlying previous acquisitions have required the use of purchase accounting treatment (as opposed to pooling of interest). See Note 2 for a description of significant acquisitions and disposals during the past three years. Purchase accounting involves recording assets and liabilities of the acquired company at their fair value at the time of acquisition. Any excess of purchase price over fair value is recorded as goodwill.

Foreign Currency Translation

The financial statements, including any excess values, of foreign operations are translated using the exchange rate at year end for the balance sheet items, and average exchange rates for the income statement. Translation gains and losses, including effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in Shareholder's equity as retained earnings.

Foreign Currency Transactions

Realized and unrealized gains or losses on transactions, assets and liabilities denominated in a currency other than the functional currency, which do not qualify for hedge accounting treatment, are included in net income.

Revenue Recognition

Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Yara's rebate arrangements include fixed-rate rebates negotiated with each individual customer or variable rate rebates increasing with increasing volumes. For variable rate rebates, the maximum possible rebate is accrued at each revenue transaction, and the accrual is adjusted at the end of each "rebate period", which typically is the end of a fertilizer season. The rebate arrangements are cash rebates accounted for as revenue reduction. In arrangements where Yara acts as an agent, such as commission sales, only the net commission fee is recognized as revenue.

Trading of physical commodities which is not net settled is presented on a gross basis in the income statement. Activities related to the trading of derivative commodity instruments and physical commodities where net settlement occur, are reported on a net basis, with the margin included in operating revenues.

Cash and Cash Equivalents

Cash and cash equivalents include cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.

Other Liquid Assets

Other liquid assets include bank deposits and all other monetary instruments with a maturity between three months and a year at the date of purchase, together with Yara's current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value. The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recorded when earned.

Inventories

Inventories are valued at the lower of cost, using the first-in, first-out method ("FIFO"), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the price to purchase inventory.

Other Investments

Investments include Yara's portfolio of long-term marketable equity securities in which there is less than 20% ownership. Investments are valued at the lower of historical cost or market value.

Property, Plant and Equipment

Property, plant and equipment is carried at historical cost less accumulated depreciation and amortization. If a legal obligation for the retirement of a tangible long-lived asset incurs, the carrying value of the related asset is increased by the fair value of the asset retirement obligation upon initial recognition of the liability. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the carrying amount of an asset exceeds its recoverable amount which is the higher of net selling price and value in use. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

An impairment loss in prior years is reversed if events or circumstances have resulted in a change in the estimate used to determine the recoverable amount since the last impairment loss was recognized.

Periodic maintenance and repairs applicable to production facilities are accounted for on an accrual basis. Normal maintenance and repairs for all other properties are expensed as incurred. Major replacements and renewals that materially extend the life of plant, properties and equipment are capitalized and any assets replaced are retired.

Capitalized Interest

Interest is capitalized as part of the historical cost of major assets constructed.

Leased Assets

Leases that provide Yara with substantially all the rights and obligations of ownership are accounted for as capital leases. Such leases are valued at the present value of minimum lease payments or fair value if this is lower, and recorded as assets under Property, plant and equipment. The liability is included in Long-term debt. The assets are subsequently depreciated and the related liabilities are reduced by the amount of the lease payments less the effective interest expense. Other leases are accounted for as operating leases with lease payments recognized as an expense over the lease term.

Environmental Expenditures

Environmental expenditures that increase the life, capacity, or result in improved safety or efficiency of a facility are capitalized. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments or clean-ups are probable and the cost can be reasonably estimated.

Depreciation and Amortization

Depreciation is determined using the straight line method with the following rates:

Machinery and equipment	5	—	25%
Buildings	2	—	5%
Other	10	—	20%

Intangible Assets

Intangible assets acquired individually or as a group are recorded at fair value when acquired. Intangible assets acquired in a business combination are recognized at fair value separately from goodwill when they arise from contractual or legal rights or can be separated from the acquired entity and sold or transferred. Intangible assets with finite useful lives are amortized on a straight-line basis over their benefit period. These intangible assets are subject to impairment testing on an annual basis and an impairment loss is recognized whenever the carrying amount of an intangible asset exceeds its recoverable amount.

Goodwill

When a business is acquired, the purchase price in excess of the identified fair value of assets and liabilities is accounted for as goodwill. Goodwill is amortized over a period not exceeding ten years. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which goodwill belongs, and the recoverable amount is compared to the carrying amount of the cash-generating unit. Any impairment loss is allocated to reduce the carrying amount of the assets of the unit, first to reduce goodwill allocated to the unit and then to reduce the other assets of the unit on a pro-rata basis.

Shipping costs

Shipping and handling costs are included in Other operating expenses. Shipping and handling costs invoiced to customers are included in Operating revenues.

Research and Development

Research and development costs are expensed as incurred.

Other income / (loss), net

Transactions resulting in income or expense which is material in nature and from sources other than normal production and sales operations are classified as Other income and loss.

Income Taxes

Deferred income tax expense is calculated using the liability method in accordance with Norsk RegnskapsStandard ("NRS") regarding Income Taxes ("Resultatskatt"). Under this standard, deferred tax assets and liabilities are measured based on the differences between the carrying values of assets and liabilities for financial reporting and their tax basis, which is considered temporary in nature. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.

Derivative Instruments

Derivative financial instruments are marked to their market value with the resulting gain or loss reflected in net financial expense, except when the instruments meet the criteria for hedge accounting. See Note 24 for the balance sheet classification of these instruments.

Forward currency contracts and currency options

Forward currency contracts and currency options are marked to their market value at each balance sheet date with the resulting unrealized gain or loss recorded in interest expense and foreign exchange gain (loss).

Interest rate and foreign currency swaps.

Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in interest expense and foreign exchange gain (loss).

Derivative Commodity Instruments

Commodity derivative instruments that are traded in a regulated, liquid market are marked-to-market with their fair market value recorded in the balance sheet as either assets or liabilities. Unrealized gains and losses for commodity derivative instruments that are not traded in a regulated, liquid market are netted for each portfolio and net unrealized gains are not recognized. Cash flow hedges with derivative instruments are not recognized on the balance sheet or income statement under Norwegian GAAP, until the underlying hedged transactions actually occur. (See Note 24).

Stock-based Compensation

Yara accounts for stock-based compensation based on intrinsic value. For variable awards and awards settled in cash, compensation cost is measured at the end of each period as the amount by which the market price of its shares exceeds the price of the options. For variable and cash-settled awards where vesting depends on achieving a specified improvement in the share price, compensation cost is measured when it is probable that the performance criteria will be met. Compensation is charged to expense over the periods the employee performs the related services.

During the periods presented in the Combined Financial Statements, Hydro has also offered treasury shares to the current Yara employees in Norway at discounted prices to encourage share ownership. Issuance of treasury shares at a discount to employees results in a charge to compensation expense based on the difference between the market value of the shares at the date of issuance and the price paid by such employees.

Employee Retirement Plans

Pension costs are calculated in accordance with Norsk RegnskapsStandard no. 6. Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10 % of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants (See Note 20).

Change in Accounting Principles

Asset Retirement Obligations

As of January 1, 2003, Yara implemented a new accounting treatment for asset retirement obligations such as decommissioning of facilities. Under the new treatment the fair value of a liability for an asset retirement obligation is recorded in the period it is incurred. Related asset retirement costs are to be capitalized as part of the carrying value of the long-lived asset. Furthermore, the liability is to be accreted for the change in its present value each reporting period, and the associated asset retirement costs are to be depreciated over the useful life of the related long-lived asset. Depreciations include accretion of discounted asset retirement obligations. This change has not had any significant impact on the Combined Financial Statements for 2003.

Impairment of assets

NRS(F) Impairment of Assets has been changed, applicable from January 1, 2003. The carrying value of a long-lived asset is considered impaired when the carrying amount of such an asset exceeds its recoverable amount which is the higher of net selling price and value in use.

Impairment tests for long-lived assets are, from this date, required to measure impairment as the difference between carrying value and recoverable amount of such an asset. The recoverable amount of an asset is the higher of net selling price or the present value of estimated future cash flows expected to arise from continuing use of such an asset and from its disposal at the end of its useful life. This change has not had any impact on the Combined Financial Statements for 2003.

The following section describes the methodology and assumptions used to carve out Yara's Combined Financial Statements from Hydro's Consolidated Financial Statements.

Revenues

Revenues for Yara include sales to Hydro that amounted to NOK 313 million, NOK 530 million and NOK 598 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Receivables and payables related to transactions between Hydro and Yara

Receivables and payables following transactions between Hydro and Yara were previously considered as internal items in Hydro's consolidated Financial Statements. Such receivables and payables are shown separately in the Carve-Out Combined Financial Statements.

Corporate costs

Hydro's policy is to charge the costs of shared services and corporate center support to the operating business segments based on their consumption of such services. However, certain costs related to general management, governance functions, corporate accounting, investor relations and similar functions have previously been regarded as shareholder costs and included in Hydro's general corporate overhead costs. For the purpose of the Carve-Out Combined Financial Statements, these general corporate overhead costs were allocated between Hydro and Yara for all periods prior to October 1, 2003, which is the effective financial date of the Demerger. For the period from October 1, 2003 to December 31, 2003, Yara was charged with shared services, in accordance with the Demerger Plan. Total allocation to Yara thus constitutes NOK 10 million for 2003. For the years ended December 31, 2002 and 2001, the amounts allocated were NOK 4 million and NOK 12 million, respectively. General and overhead costs have been allocated based on the ratio of Yara's to Hydro's EBITDA as a proxy for the gross values of the two companies.

In addition, costs relating to cash management and finance functions have been allocated to Yara in the amount of NOK 22 million for 2003. In accordance with the Demerger Plan, Yara was not charged for such services for the period October 1, 2003 to December 31, 2003. For the years ended December 31, 2002 and 2001, costs allocated amounted to NOK 30 million and NOK 34 million, respectively. For cash management, costs have been allocated based on ratios of the two companies' revenues, to reflect use of the services.

Cash and loans

Hydro uses a centralized approach to cash management and financing of its operations. As a result, Yara operations have not had separate funds or external financing. Cash and cash equivalents in the Carve-Out Combined Financial Statements primarily represent cash held by certain foreign units serving as local finance centers for operations in the Hydro Group, or with separate cash management. Similarly, short and long term borrowings consist mainly of the parent company's loans. By adoption of the Demerger Plan, Hydro's shareholders decided that Yara should have a net interest-bearing debt of NOK 8.5 billion as of the Effective Date (October 1, 2003). Hydro has provided Yara with short-term interest-bearing financing from the Effective Date until the Completion Date. Accordingly, this amount is included as net interest-bearing debt in the Carve-Out Combined Financial Statements in the period prior to the Effective Date. From October 1, 2003, the Carve-Out Combined Financial Statements reflect the financing agreed upon in the Demerger Plan. As of December 31, 2003, short-term interest-bearing debt is adjusted for repayments made by Yara in the period between October 1, 2003 and December 31, 2003. The agreed level of net debt for the different years, adjusted for external net debt and cash holdings in Yara, is presented as short-term interest-bearing loan from Hydro to Yara. Yara is in the process of securing external financing, which will replace the financing that Yara has had from Hydro, as of the Completion Date of the Demerger.

Financial Income and Expense

For the purpose of calculating Yara's Carve-Out financial income and expense for the period prior to October 1, 2003, it has been assumed that the agreed net debt assigned to Yara in the Demerger Plan consists of an average of NOK 800 million of cash holdings, and NOK 9,300 million of interest-bearing debt. The average cash balance of NOK 800 million reflects the assumed level of cash expected to be necessary for Yara's operations.

Interest expense has been allocated to Yara in the Carve-Out Combined Financial Statements based on Hydro's actual interest expense for the periods presented prior to the Effective Date, October 1, 2003 and Yara's assumed average debt of NOK 9,300 million relative to Hydro's total interest-bearing debt. Net foreign currency gains and losses have been allocated to Yara based on the same principle as used for determining interest expense in the corresponding periods.

Interest income for Yara consists of carved-out actual interest income on Yara's trade receivables. In addition, for the periods prior to October 1, 2003, interest income is calculated on the average cash balance of NOK 800 million. The allocated interest income is based on Hydro's actual interest rates received, and Yara's assumed average cash position of NOK 800 million.

The financial income and expense in Yara's Carve-Out Combined Financial Statements reflect Hydro's credit rating, hedge activities and strategies, and actual loan agreements in the periods presented prior to the Effective Date, October 1, 2003, and may not be indicative of financial income and expense for Yara on a stand-alone basis.

For the period from October 1, 2003 to December 31, 2003, Yara's financial income and expenses are based on the conditions of the loan agreement entered into between Yara and Hydro in connection with the Demerger and as provided for in the Demerger Plan. Accordingly, in this period, Yara is not allocated any share of Hydro's financial income or expenses including foreign currency exchange gains and losses. Interest expense and foreign currency effect for this period reflect Yara's actual loans, terms and currency mix.

Pension Costs

As of the Effective Date, Yara has assumed responsibility for pension benefits for employees in certain defined benefit plans in Norway that, prior to the Effective Date, were reported as part of Hydro Other Activities. Prior to the Effective Date, Yara's pension cost for these plans was equal to an approximated service cost and was settled in each period with an offsetting cost recovery effect in Corporate and eliminations. In the Carve-Out accounts, the approximated service cost charges have been replaced with Yara's proportional share of plan assets and obligations, and net periodic pension cost, according to NRS 6 Pension Cost. Effects on results from this change vary from period to period, and are not material.

Income Taxes

Hydro uses a centralized approach to tax planning and tax management. This includes the use of legal structures resulting in tax consolidation across different business areas. Income tax expense for Yara in the Carve-Out Combined Financial Statements has been established in order to give an indication of what the tax expenses would have been if Yara had been a separate company/group. All significant effects of tax consolidation of Yara's taxable income in the various countries with the taxable income of the remaining part of Hydro have been eliminated.

However, the tax expense in the Carve-Out Combined Financial Statements may not reflect what the tax expense would have been had Yara been a stand-alone company during the periods presented.

Hydro will, in accordance with the Demerger Plan, be responsible for the current taxes on Yara's results for the period prior to the Effective Date. Yara's tax liability, as of December 31, 2003, therefore reflects only current income tax payable for the period from October 1, 2003 until December 31, 2003.

Cash flow statement

The Carve-Out Combined Statements of Cash Flows are based on the historical results of Yara's business, and certain assumptions regarding the split of assets, liabilities and activities, of which the most important are:

- Carve-Out adjustments related to cost allocations are charged to cash flows from operations in the same periods as they are charged to results
- Income taxes charged to the Carve-Out Combined Financial Statements are charged to cash flows from operations in the same periods as they are charged to results
- Financing activities are integrated with Hydro's financing activities. The total cash generated by Yara's operations until October 1, 2003 is for the purpose of these Carve-Out Combined Financial Statements, assumed to have been used for servicing equity.

Basis for presentation

The Pro Forma Financial Statements are based upon the Carve-Out Combined Financial Statements, with the adjustments described below. The Pro Forma Combined Financial Statements should be read in conjunction with the Carve-Out Combined Financial Statements. Notes to the pro forma adjustments are included in the corresponding notes.

General and overhead cost

In the pro forma figures for Yara, costs being invoiced and allocated from Hydro were adjusted to represent estimates for Yara's general and overhead costs, calculated as if Yara had been a stand-alone company. The adjustments made were compared to similar costs included in the Carve-Out accounts.

For the years 2003 and 2002, the pro forma adjustments to General and overhead cost are increases of NOK 12 million and NOK 15 million, respectively, while 2001 is a decrease of NOK 3 million.

Financial income, expenses and interest-bearing debt

The net interest-bearing debt of Yara as of December 31, 2003 amounted to approximately NOK 7.6 billion. In the calculation of the pro forma net interest expense, it has been assumed that Yara needs an average level of NOK 800 million in cash for operations.

Interest rates used in the calculation are based on margins from the term sheets for the new Yara financing foreseen from March 25, 2004, added to the relevant inter-bank rates for the relevant currencies as of the date for preparing the pro forma calculation (February 5, 2004). Furthermore, the calculation reflects Yara's intention to swap approximately 50% of the loans to financings with fixed interest rates. Yara's new financing consists of two multi-currency credit facilities. For the purpose of calculating pro forma interest cost adjustments, the expected future currency mix under the two facilities has been used. For pro forma purposes, it is assumed that the majority of the debt will be in U.S. dollars (See Note 19).

Interest expense in foreign currencies has been translated to Norwegian Kroner based on the average exchange rates for the respective years. No pro forma adjustments have been made with regard to foreign currency exchange gain or loss compared to the Carve-Out Combined Financial Statements.

Interest income on bank deposits has been adjusted compared to the Carve-Out Combined Financial Statements to reflect recent interest rates.

For the years 2003, 2002 and 2001, the pro forma adjustments reduce the net financial expenses in the amount of NOK 224 million, NOK 248 million and NOK 141 million, respectively. For the years 2002 and 2001, net interest-bearing debt was reduced from NOK 8.5 billion assumed in the Carve-Out Combined Financial Statements to NOK 7.6 billion, representing the actual debt level at December 31, 2003.

Income taxes

Adjustments for income taxes comprise tax effects of the pro forma adjustments described above. For the years 2003, 2002 and 2001 the tax expenses have been increased by NOK 60 million, NOK 65 million and NOK 41 million, respectively.

2. BUSINESS COMBINATIONS AND DISPOSITIONS

Subsequent to and during the three years ended December 31, 2003, 2002 and 2001, Yara entered into the following significant business combinations and dispositions.

2003 Acquisitions

No significant acquisitions were made during 2003.

2003 Dispositions

No significant dispositions were made during 2003.

2002 Acquisitions

In April 2002, Yara entered into a joint venture in Chile, SQNH, as a part of the strategy to strengthen its speciality fertilizer operations. Through the 49% ownership in SQNH, and a parallel investment in Pampa Calichera, a listed Chilean company, Yara indirectly owns approximately 6% of the shares in SQM, a Chilean company with a strong position in nitrate- and potassium-based speciality products. Yara's acquisition costs were U.S. dollar 28.5 million (NOK 240 million).

2002 Dispositions

During 2002, Yara reorganized the Vlaardingen operations in the Netherlands into a new joint venture company, named NU3. Yara exchanged property, plant and equipment in Vlaardingen for a 50% ownership in NU3. The transaction was recorded at fair value and resulted in a pre-tax gain of NOK 66 million. Parts of the formate activities were sold in 2002. The transaction resulted in a total gain of NOK 116 million, which was recorded to Other income (NOK 40 million in 2003 and NOK 76 million in 2002, respectively). Yara owns a 50% stake in Farmland Hydro LP, a former phosphate fertilizer producer, based in Florida (in the United States). In the fourth quarter of 2002, Farmland Hydro LP transferred all of its employees and sold all of its assets to Cargill Fertilizer Inc

2001 Acquisitions

No significant acquisitions were made during 2001.

2001 Dispositions

Yara sold its wholly owned fatty acids chemicals company, Hydro Oleochemicals, located in Sandefjord, Norway, in the fourth quarter, 2001. The sales resulted in a loss of NOK 53 million.

3. COMBINED SHAREHOLDERS' EQUITY

Amounts in NOK Million except number of shares	Ordinary shares to be issued for Yara International ASA		Premium paid-in capital 2)	Total paid-in capital	Retained earnings	Total Majority Shareholder's equity 3)
	Number	Amount				
Balance December 31, 2000	319,442,590	543	3,689	4,232	6,267	10,499
Net income 2001					1,469	1,469
Minimum pension liability					(14)	(14)
Hedge of net investment					15	15
Transfers to Hydro 1)					(2,796)	(2,796)
Foreign currency translation					(343)	(343)
Balance December 31, 2001	319,442,590	543	3,689	4,232	4,598	8,830
Net income 2002					1,715	1,715
Minimum pension liability					(233)	(233)
Hedge of net investment					191	191
Transfers to Hydro 1)					(2,547)	(2,547)
Foreign currency translation					(2,024)	(2,024)
Balance December 31, 2002	319,442,590	543	3,689	4,232	1,700	5,932
Net income 2003					2,022	2,022
Minimum pension liability					26	26
Hedge of net investment					(107)	(107)
Transfers to Hydro 1)					(478)	(478)
Foreign currency translation					1,453	1,453
Balance December 31, 2003	319,442,590	543	3,689	4,232	4,616	8,848

1) For the purpose of Carve-Out accounts, Yara's net interest bearing debt is held stable at NOK 8.5 billion for all periods prior to the Effective Date, October 1 2003. Accordingly, Yara's earnings in the period does not directly affect changes in equity for this period, but are, for the purpose of the Carve-Out Combined Financial Statements, included in transfers to Hydro. For the period after the Effective Date, Yara has assumed the risk of operations and financing. For the Pro Forma Combined Financial Statements, no equity reconciliation is considered relevant, due to different assumptions in the Income Statement and the Balance Sheets.

2) Additional paid-in capital and retained earnings will be adjusted as of the Completion Date according to the Demerger Plan, Cf. articles 4.2.,5 and 8.

3) Minority interests, included in total shareholder's equity, for the years 2003, 2002 and 2001 amounted to NOK 96 million, NOK 85 million and NOK 85 million, respectively.

4. STOCK-BASED COMPENSATION

Hydro has four stock-based compensation plans, the Executive Share Option Plan established in 2001, the Executive Share Option Plan established in 2002, the Executive Share Option Plan established in 2003, all of which require cash settlement, and a subsidized share purchase plan for permanent employees in the parent company and Norwegian subsidiaries owned more than 90% by Norsk Hydro ASA.

Executive Share Option Plans relates to options granted to Hydro's top management, including five persons who will be employed by Yara after the Demerger. During 2003, 2002 and 2001, a total number of 2,000, 15,000 and 13,000 options were granted to Yara employees, respectively. The options vest over a three-year performance period from their grant date. The option vesting schedule is based on shareholder return, as defined in the plan. As of December 31, 2003, a total of 30,000 options with an average strike price of NOK 373.56 were outstanding. If shareholder return is less than 12%, none of the options vest. If the shareholder return is between 12% and 20%, the corresponding percentage of options that vest increases linearly between 20% and 100%. The options are exercisable for two years following the three-year performance period. If exercised, the option holder will receive a cash bonus equal to the difference between the market price of the shares and the exercise price. All the options authorized under the three plans have been granted.

The options are considered vested upon the Completion Date, and may be exercised. The options may be exercised over a six-month period from the Completion Date, provided that the performance target is met at the exercise date or if earlier, when the ordinary performance period expires. If exercised after the Completion Date, the options strike price is adjusted to 91.5 percent of the original price, similar to the Demerger ratio.

Hydro has a subsidized share-purchase plan for employees in Norway. Under this plan Hydro's employees in Norway receive a NOK 1,500 share-purchase rebate to purchase shares of Norsk Hydro, which corresponds to a 20% discount from the market price. If shareholder return, as defined by the plan, meets or exceeds 12% in the period from January 1 to December 31 (the measurement period), employees receive an additional rebate of NOK 4,500 for a total of NOK 6,000, which corresponds to a 50% discount from the market price. Compensation cost under this plan amounted to NOK 1.2 million, NOK 4.6 million and NOK 6.3 million for the years 2003, 2002 and 2001, respectively.

5. OPERATING AND GEOGRAPHIC SEGMENT INFORMATION

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources. Generally, financial information is disclosed on the same basis that is used internally, in order to enable investors to see Yara through the eyes of management.

Segment Structure

We implemented our current segment structure as of October 1, 2003. Historical figures as of and for the years ended December 31, 2003, 2002 and 2001, have been reclassified to reflect this segment structure.

Upstream

The Upstream segment comprises Yara's worldwide ammonia and urea production, the global trade and shipping of ammonia, as well as nitrate and complex fertilizer production co-located with ammonia production and serving both the domestic and international markets. The Upstream segment includes Yara's large joint venture operations (e.g., Qafco, Tringen and Farmland Hydro LP, the assets of which were sold in November 2002). These units are not consolidated subsidiaries because Yara does not control the units through majority of voting rights or other means. Consequently, their operating results are not reflected in Yara's operating income, but Yara's share of their operating results is included in Yara's EBITDA and net income.

The Upstream segment's operating results are, to a great degree, based on the segment's production margins, which are primarily affected by the price levels for ammonia, urea, nitrates and NPK and the price level of energy and raw materials such as phosphate rock and potash. In addition, operating results can be greatly influenced by movements in currency exchange rates. The volatility of the Upstream segment's operating results is typical of that of commodity fertilizer producers and is, in relative terms, less stable than the operating results of Yara's Downstream and Industrial segments.

Downstream

The Downstream segment consists of Yara's sales and marketing units, but also includes Yara's European production facilities that primarily supply their regional home markets, as well as Yara's fertilizer plants in South Africa and Brazil, each of which produces NPK for its home markets. Less than 30% of the segment's sales volumes are related to the segment's own chemical production of fertilizers. The other volumes relate to products purchased either from the Upstream segment, on an arm's length basis from associated companies, or from third parties. Because of this, much of the Downstream segment's activities are margin or commission-based. This reduces income volatility significantly compared with a traditional fertilizer production company, since the margins and

commissions will remain relatively stable regardless of market prices for fertilizers and the energy inputs used to make fertilizers. The Downstream segment is characterized by a high capital turnover, a low ratio of property, plant and equipment to total assets compared to a traditional, production-oriented fertilizer operation and by a relatively low EBITDA margin in relation to revenues.

Industrial

The Industrial segment markets numerous industrial products, mainly originating from Yara's fertilizer operations, with certain of such products being intermediates in the production of fertilizers. The Industrial segment takes the advantage of a strong infrastructure within the production system of the fertilizer activity, which is used by the segment to build strong market position within industrial gases, nitrogen chemicals and environmental products. Several of Yara's fertilizer production plants in Europe supply industrial products. This improves production economics and logistics and provides a source of relatively stable earnings.

Operating Segment Information

Yara's management model, referred to as value-based management, reflects management's focus on cash-flow-based performance indicators, before and after taxes. EBITDA, which we define as income/(loss) before tax, interest expense, depreciation, amortization and write-downs, is an approximation of cash flow from operations before tax, and is considered an important measure of performance for the company's operating segments. EBITDA is a measure that includes, in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as "Other income, net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Yara's definition of EBITDA may differ from that of other companies.

Certain financial measurements used by management to assess performance, such as EBITDA, are non-GAAP measures. Consequently there is no directly corresponding figure in the financial statements. A reconciliation to GAAP measures is included in the Offering Memorandum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation to GAAP Measures." Intersegment sales and transfers reflect arm's length prices as if sold or transferred to third parties. Results of activities considered incidental to Yara's main operations as well as revenues, expenses, liabilities and assets not originating in, or defined as part of, either the Upstream, Downstream or Industrial segment, are reported separately under the caption "Other and eliminations". These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In additions, the elimination of gains and losses related to transactions between the segments are reported in "Other and eliminations". General corporate overhead costs and costs related to cash management and finance function, are also charged to "Other and eliminations". The accounting policies of the operating segments reflect those described in the summary of significant accounting policies (See Note 1).

OPERATING SEGMENT INFORMATION

EXTERNAL OPERATING REVENUES [1)]

NOK Million	2003	2002	2001
Upstream	**5,787**	3,263	3,760
Downstream	**27,711**	25,768	28,364
Industrial	**4,672**	4,290	4,786
Other and eliminations	**164**	156	539
Total	**38,334**	33,477	37,449

1) Includes Yara's sales to Hydro, NOK 313 million, NOK 530 million, NOK 598 million for the years ended December 31, 2003, 2002 and 2001

INTERNAL OPERATING REVENUES

NOK Million	2003	2002	2001
Upstream	**9,387**	7,863	9,521
Downstream	**1,333**	954	1,082
Industrial	**47**	70	75
Other and eliminations	**(10,767)**	(8,887)	(10,678)
Total	**—**	—	—

OPERATING REVENUES

NOK Million	2003	2002	2001
Upstream	**15,174**	11,126	13,281
Downstream	**29,044**	26,722	29,446
Industrial	**4,719**	4,360	4,861
Other and eliminations	**(10,603)**	(8,731)	(10,139)
Total	**38,334**	33,477	37,449

OTHER OPERATING EXPENCES

NOK Million	2003	2002	2001
Upstream	**13,275**	9,984	11,545
Downstream	**27,421**	25,037	27,802
Industrial	**4,056**	3,612	4,180
Other and eliminations	**(10,289)**	(8,481)	(9,720)
Total Carve Out	**34,463**	30,151	33,806
Pro forma adjustment Other and eliminations	**12**	15	(3)
Total Pro forma	**34,475**	30,167	33,803

DEPRECIATION AND AMORTIZATION

NOK Million	2003	2002	2001
Upstream	**534**	557	700
Downstream	**377**	370	570
Industrial	**231**	257	304
Other and eliminations	**5**	(1)	6
Total	**1,147**	1,183	1,580

OPERATING INCOME

NOK Million	2003	2002	2001
Upstream	**1,366**	585	1,037
Downstream	**1,245**	1,315	1,073
Industrial	**432**	491	377
Other and eliminations	**(320)**	(248)	(424)
Total Carve Out	**2,723**	2,143	2,063
Pro forma adjustment Other and eliminations	**(12)**	(15)	3
Total Pro forma	**2,711**	2,128	2,066

EQUITY IN NET INCOME NON-CONSOLIDATED INVESTEES

NOK Million	2003	2002	2001
Upstream	**513**	12	290
Downstream	**92**	36	36
Industrial	**5**	9	4
Other and eliminations	**—**	—	—
Total	**610**	57	330

EARNINGS BEFORE INTEREST AND TAX (EBIT)

NOK Million	2003	2002	2001
Upstream	**1,885**	627	1,355
Downstream	**1,502**	1,620	1,443
Industrial	**470**	540	346
Other and eliminations	**(307)**	(200)	(396)
Total Carve-Out	**3,550**	2,587	2,748
Pro forma adjustments Other and eliminations	**(52)**	(65)	(47)
Total Pro forma	**3,498**	2,521	2,701

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)

NOK Million	2003	2002	2001
Upstream	**2,403**	1,267	2,054
Downstream	**1,916**	2,016	2,028
Industrial	**701**	797	652
Other and eliminations	**(303)**	(202)	(389)
Total Carve-Out	**4,717**	3,878	4,345
Pro forma adjustments Other and eliminations	**(51)**	(65)	(47)
Total Pro forma	**4,667**	3,813	4,298

INVESTMENTS

NOK Million	2003	2002	2001
Upstream	**318**	401	161
Downstream	**533**	1,082	380
Industrial	**201**	257	169
Other and eliminations	**136**	(191)	116
Total	**1,188**	1,549	826

EXTERNAL INTEREST INCOME

NOK Million	2003	2002	2001
Upstream	**6**	5	28
Downstream	**167**	175	333
Industrial	**8**	15	17
Other and eliminations	**(5)**	11	(14)
Total Carve-Out	**176**	206	364
Pro forma adjustments Other and eliminations	**(40)**	(50)	(50)
Total Pro forma	**136**	156	314

OTHER INCOME (LOSS), NET

NOK Million	2003	2002	2001
Upstream	**—**	25	—
Downstream	**—**	91	—
Industrial	**23**	25	(53)
Other and eliminations	**17**	1	—
Total	**40**	142	(53)

GROSS CASH FLOW

NOK Million	2003	2002	2001
Upstream	**1,991**	1,083	1,735
Downstream	**1,493**	1,542	1,606
Industrial	**562**	638	549
Other and eliminations	**(231)**	(228)	(144)
Total Carve-Out	**3,815**	3,033	3,746
Pro forma adjustments in Other and eliminations	**(110)**	(130)	(88)
Total Pro forma	**3,705**	2,903	3,658

GROSS INVESTMENT [1]

NOK Million	2003	2002	2001
Upstream	**17,502**	17,093	18,507
Downstream	**11,864**	12,762	16,073
Industrial	**3,746**	3,881	4,702
Other and eliminations	**1,596**	1,709	(38)
Total	**34,707**	35,446	39,244

1) Average of opening and closing balances

ASSETS [1]

NOK Million	2003	2002	2001
Upstream	**8,802**	7,790	8,123
Downstream	**13,965**	12,767	15,373
Industrial	**2,754**	2,531	3,178
Other and eliminations	**293**	(1,068)	(765)
Total	**25,814**	22,020	25,909

1) Assets exclude internal cash accounts and accounts receivable related to group relief.

CURRENT ASSETS [1)]

NOK Million	2003	2002	2001
Upstream	**3,330**	2,554	2,351
Downstream	**9,440**	8,480	11,347
Industrial	**1,472**	1,186	1,561
Other and eliminations	**(252)**	(802)	(967)
Total	**13,992**	11,417	14,291

1) Current assets exclude internal cash accounts and accounts receivable related to group relief.

NON-CURRENT ASSETS

NOK Million	2003	2002	2001
Upstream	**5,472**	5,236	5,771
Downstream	**4,525**	4,286	4,026
Industrial	**1,282**	1,345	1,617
Other and eliminations	**544**	(265)	203
Total	**11,822**	10,603	11,617

NON-CONSOLIDATED INVESTEES, INVESTMENTS AND ADVANCES

NOK Million	2003	2002	2001
Upstream	**1,516**	1,351	1,861
Downstream	**808**	601	368
Industrial	**15**	41	100
Other and eliminations	**210**	96	189
Total	**2,549**	2,089	2,519

SEGMENT DEBT [1)]

NOK Million	2003	2002	2001
Upstream	**1,800**	1,742	1,384
Downstream	**3,928**	4,460	4,436
Industrial	**668**	652	724
Other and eliminations	**(562)**	(2,214)	(1,575)
Total	**5,834**	4,640	4,969

1) Segment debt is defined as short-term interest-free liabilities, excluding income taxes payable and short-term deferred tax liabilities.

GEOGRAPHICAL SEGMENT INFORMATION

NOK Million	Operating revenues [1] 2003	2002	2001
Norway	**1,833**	1,759	1,964
France	**3,730**	3,392	3,689
Germany	**2,461**	2,312	2,526
Great Britain	**2,357**	2,239	2,225
Italy	**2,339**	2,099	2,543
Spain	**1,639**	1,236	1,109
Sweden	**1,015**	795	948
The Netherlands	**794**	739	859
Belgium	**534**	503	532
Denmark	**502**	556	586
Other	**829**	338	800
Total EU	**16,200**	14,209	15,817
Other Europe	**1,026**	823	905
Total Europe	**19,059**	16,791	18,686
South and Central America	**5,191**	4,716	5,172
Asia	**4,269**	4,166	4,332
North America	**5,637**	3,831	5,235
Africa	**3,934**	3,805	3,705
Australia and New Zealand	**244**	168	319
Total outside Europe	**19,275**	16,686	18,763
Total	**38,334**	33,477	37,449

[1] Operating revenues are identified by customer location

NOK Million	Assets 1) 2003	Assets 1) 2002	Assets 1) 2001	Long-lived Assets 1) 2003	Long-lived Assets 1) 2002	Long-lived Assets 1) 2001	Investments 1) 2003	Investments 1) 2002	Investments 1) 2001
Norway	**4,855**	5,510	5,112	**2,680**	2,793	3,114	**220**	92	130
France	**4,613**	3,892	4,956	**1,097**	1,007	1,178	**179**	116	76
The Netherlands	**2,150**	2,230	1,926	**1,259**	1,156	1,104	**277**	229	233
Germany	**2,160**	1,739	1,307	**678**	577	643	**123**	79	68
Italy	**1,833**	1,668	1,958	**576**	484	507	**35**	84	90
Great Britain	**1,470**	1,339	1,583	**458**	475	596	**18**	113	15
Belgium	**1,209**	629	341	**77**	57	2	**—**	117	—
Sweden	**890**	783	835	**331**	317	318	**29**	73	25
Denmark	**223**	193	306	**172**	154	173	**18**	16	19
Spain	**448**	289	510	**50**	28	29	**20**	2	4
Other	**88**	89	82	**2**	1	—	**1**	—	—
Total EU	**15,084**	12,851	13,804	**4,700**	4,256	4,550	**700**	829	530
Other Europe	**153**	175	536	**37**	29	68	**3**	3	15
Total Europe	**20,092**	18,536	19,452	**7,417**	7,078	7,732	**923**	924	675
Asia	**3,055**	2,679	3,435	**1,632**	1,406	1,658	**35**	72	37
South and Central America	**2,379**	2,020	2,893	**1,184**	958	1,220	**151**	356	116
Africa	**1,902**	1,814	1,554	**194**	177	174	**49**	68	(32)
North America	**1,695**	1,403	1,758	**370**	421	622	**30**	130	30
Australia and New Zealand	**31**	18	13	**1**	1	1	**—**	—	—
Total outside Europe	**9,062**	7,934	9,653	**3,381**	2,963	3,675	**265**	626	151
Eliminations	**(3,341)**	(4,450)	(3,197)	**—**	—	—	**—**	—	—
Total	**25,814**	22,020	25,909	**10,799**	10,041	11,407	**1,188**	1,549	826

1) The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets. Eliminations are related to internal transactions between geographical areas.

6. RESTRUCTURING COSTS

On December 17, 1999, Yara announced a restructuring program. The program involved reductions in Yara's fertilizer activities in Europe by eliminating one million tonnes of nitrate fertilizer capacity. The reduction of production capacity was to be accomplished by the closure and dismantling of two plant facilities and the closure of a third plant. The plant facilities were shut down in the second half of 2000. As a part of the closure of the plant facilities, restructuring costs of NOK 632 million and NOK 135 million were recorded in 1999 and 2000, respectively. The restructuring costs of NOK 767 million included an impairment loss on the plant facilities of NOK 444 million. The restructuring costs also included an accrual of NOK 323 million for costs to discontinue the activities described above, including demanning. The major part of the activities was completed by the end of 2001. There are no accruals for costs to discontinue activities at December 31, 2003. The cash outlay in 2003 was NOK 5 million.

7. OPERATING COSTS AND EXPENSES

Operating costs include research and development, operating lease expense and payroll and related costs, as follows:

Amounts in NOK Million	2003	2002	2001
Research and development expense	**127**	176	162
Operating lease expense: [1]			
Office space	**660**	707	832
Payroll and related costs:			
Salaries	**2,347**	2,254	2,528
Social security costs	**418**	326	351
Social benefits	**44**	76	114
Net periodic pension cost (Note 20)	**407**	265	470
Total	**3,216**	2,921	3,463

Estimating earnings relating to research and development costs incurred is considered impracticable for the years ended December 31, 2003, 2002 and 2001.

1) Total minimum future rent payments of NOK 1,903 million are due under non-cancelable operating leases as follows: NOK 304 million in 2004, NOK 300 million in 2005, NOK 258 million in 2006, NOK 235 million in 2007, NOK 182 million in 2008 and NOK 623 million thereafter.

8. FINANCIAL INCOME AND EXPENSE

Carve-Out

Amounts in NOK Million	2003	2002	2001
Interest income	**176**	206	364
Net gain (loss) on securities	**1**	1	2
Dividends received	**1**	38	42
Interest income and other financial income – Carve-Out	**177**	245	408
Interest expense	**(589)**	(655)	(685)
Capitalized interest	**15**	9	1
Net foreign exchange gain (loss)	**11**	670	(77)
Other, net	**(59)**	(40)	(4)
Interest expense and foreign exchange gain (loss) – Carve-Out	**(622)**	(16)	(765)
Net financial income (expense) – Carve-Out	**(445)**	229	(357)

Pro forma adjustments

Interest income	**(40)**	(50)	(50)
Interest expense	**267**	304	302
Other, net	**(3)**	(7)	(110)

Pro forma

Amounts in NOK million	2003	2002	2001
Interest income	**136**	156	314
Net gain (loss) on securities	**1**	1	2
Dividends received	**1**	38	42
Interest income and other financial income – Pro forma	**137**	195	358
Interest expense	**(322)**	(351)	(383)
Capitalized interest	**15**	9	1
Net foreign exchange gain (loss)	**11**	670	(77)
Other, net	**(62)**	(47)	(114)
Interest expense and foreign exchange gain (loss)—Pro forma	**(358)**	282	(574)
Net financial income (expense)—Pro forma	**(221)**	477	(216)

The basis for the pro forma interest income and expense calculation is the pro forma debt structure (See Notes 17 and 19 for pro forma short-term debt and long-term debt, respectively). Carve-Out interest expense is higher than the pro forma, due to Norsk Hydro's higher fixed interest rate financing, since Yara calculates with today's lower interest rate level to establish its long-term financing. The decreasing interest rate trend is also the reason for higher Carve-Out interest income than pro forma since an average 2001-2003 rate was used for Carve-Out income versus more recent rates for pro forma income.

9. OTHER INCOME AND EXPENSE

Amounts in NOK Million	2003	2002	2001
Other income, net	**40**	142	—
Other expense	**—**	—	(53)
Other income, net	**40**	142	(53)

Other income of NOK 40 million in 2003 and NOK 76 million in 2002 relates to the gain on the sale of parts of the formate activities. Other income in 2002 also includes NOK 66 million related to the reorganisation of the Vlaardingen operations in the Netherlands into a new joint venture company. In 2001, other expense of NOK 53 million was related to the loss on the sale of Oleochemicals.

10. INCOME TAXES

For a discussion on how the taxes are calculated, refer to Note 1, Notes to Combined Carve-Out and Pro Forma Financial Statements.

Amounts in NOK Million	2003	2002	2001
Income before taxes and minority interest:			
Norway	**(17)**	118	(140)
Other countries	**2,944**	2,453	2,123
Total	**2,927**	2,571	1,983
Current taxes:			
Norway	**45**	229	419
Other countries	**890**	619	161
Current income tax expense	**935**	848	580
Deferred taxes:			
Norway	**(82)**	(95)	(84)
Other countries	**49**	92	103
Deferred tax expense (benefit)	**(33)**	(3)	19
Total income tax expense – Carve-Out	**902**	845	599
Tax effect on Pro forma adjustment	**60**	65	41
Total income tax expense – Pro forma	**962**	910	640

Reconciliation of Norwegian nominal statutory tax rate to effective tax rate

Amounts in NOK million	2003	2002	2001
Expected income taxes at statutory tax rate [1]	**820**	720	555
Tax law changes	**54**	(3)	3
Losses and other deductions with no tax benefit	**80**	388	191
Non-deductible expenses	**16**	31	10
Foreign tax rate differences	**79**	(148)	(25)
Tax free income	**(115)**	(53)	(73)
Dividend exclusion	**(21)**	(27)	(10)
Losses and other benefits not previously recognized	**(80)**	(174)	(110)
Other, net	**69**	111	58
Income before taxes – Carve-Out	**902**	845	599
Effective tax rate – Carve-Out	**30.8%**	32.9%	30.2%
Tax effect on Pro forma adjustment	**60**	65	41
Total income tax expense – Pro forma	**962**	910	640
Effective tax rate – Pro forma [2]	**30.6%**	32.5%	30.1%

1) The Norwegian nominal statutory tax rate is 28%.
2) The Pro forma effective tax rate is calculated on the basis of Pro forma income before tax and minority interest.

	Deferred Tax					
Amounts in NOK Million	Assets 2003	Liabilities 2003	Assets 2002	Liabilities 2002	Assets 2001	Liabilities 2001
Property, plant & equipment	**1,919**	**(1,984)**	1,739	(1,804)	646	(1,037)
Capitalized interest	**—**	**(30)**	—	(31)	—	(34)
Other non-current assets	**47**	**(16)**	41	(27)	44	(7)
Inventory valuation	**55**	**(111)**	59	(77)	48	(85)
Other current assets	**1**	**—**	1	—	1	(12)
Accrued expenses, short-term	**534**	**(296)**	344	(201)	397	(155)
Unrealized exchange (gains) losses	**17**	**—**	26	—	42	(4)
Accrued expenses, long-term	**77**	**(50)**	83	(41)	108	(35)
Pensions	**234**	**(97)**	227	(88)	99	(101)
Deferred (gains) losses on sales	**51**	**(208)**	60	(58)	51	(53)
Other non-current liabilities	**95**	**(294)**	79	(266)	51	(405)
Total tax loss carry forwards	**946**	**—**	1,064	—	1,243	—
Subtotal	**3,976**	**(3,086)**	3,723	(2,593)	2,730	(1,928)
Total valuation Allowance	**(734)**	**—**	(977)	—	(1,526)	—
Gross deferred tax assets and liabilities	**3,242**	**(3,086)**	2,746	(2,593)	1,204	(1,928)
Net	**784**	**(636)**	409	(255)	57	(781)

Deferred income taxes have not been provided for on undistributed earnings of foreign subsidiaries, amounting to NOK 7,004 million, since those earnings are considered to be indefinitely invested. No deferred income taxes have been recognized on undistributed earnings of Norwegian subsidiaries which can be distributed as tax-free dividends.

At December 31, 2003, Yara had tax loss carry forwards of NOK 2,915 million, primarily in Germany and Italy. Carry forward amounts expire as follows:

Amounts in NOK Million	
2004	317
2005	132
2006	333
2007	189
2008	25
After 2008	53
Without expiration	1,866
Total tax loss carry forwards	2,915

11. OTHER LIQUID ASSETS

Amounts in NOK Million	2003	2002	2001
Bank time deposits	**28**	35	9
Debt securities and other	**—**	—	18
Total other liquid assets	**28**	35	27

Total cost of debt securities and other was NOK 18 million as of December 31, 2001.

Other liquid assets, as presented in the above table, consists of liquid assets in Yara's subsidiaries, and does not necessarily indicate the expected level of liquid assets for the Yara group in the future.

12. INVENTORIES

Amounts in NOK Million	2003	2002	2001
Finished goods	**3,299**	2,795	3,548
Work in progress	**294**	201	176
Raw materials	**1,733**	1,387	1,714
Total inventories	**5,325**	4,383	5,437

13. NON-CONSOLIDATED INVESTEES

Amounts in NOK Million	Qafco	Tringen	Farmland	Ballance	Carbonor	Synagri	NU3	SQNH	Other	Total
Balance as at January 1, 2001	1,033	308	385	102	25	—	—	—	541	2,394
Investments/(sale), net	96	—	—	36	1	—	—	—	(32)	101
Transfers (to) from other investments	—	—	—	—	—	—	—	—	7	7
Yara's share of net income (loss)	167	125	(14)	24	7	—	—	—	39	348
Amortization and write-down	—	—	—	—	—	—	—	—	(18)	(18)
Dividends received by Yara	(45)	(198)	—	(15)	—	—	—	—	(37)	(295)
Foreign currency translation and other	15	5	7	(5)	(1)	—	—	—	(39)	(18)
Balance as at December 31, 2001	1,266	240	378	142	32	—	—	—	461	2,519
Changes in 2002:										
Investments/(sale), net	—	—	—	—	—	24	57	287	(79)	289
Transfers (to) from other investments	—	—	—	—	—	—	—	—	—	—
Yara's share of net income (loss)	121	18	(82)	18	15	14	2	—	59	165
Amortization and write-down	—	—	(82)	—	—	—	—	—	(26)	(108)
Dividends received by Yara	(95)	(39)	(16)	(17)	—	—	—	(70)	31	(206)
Foreign currency translation and other	(290)	(52)	(63)	(3)	(3)	(5)	(2)	—	(152)	(570)
Balance as at December 31, 2002	1,002	167	135	140	44	33	57	217	294	2,089
Changes in 2003:										
Investments/(sale), net	—	—	—	—	—	—	—	181	—	181
Transfers (to) from other investments	—	—	—	—	—	—	—	—	(3)	(3)
Yara's share of net income (loss)	290	174	11	23	17	10	9	10	87	631
Amortization and write-down	—	—	15	—	—	—	—	—	(36)	(21)
Dividends received by Yara	(121)	(83)	(85)	(19)	—	—	—	(2)	(25)	(335)
Foreign currency translation and other	(50)	(12)	(2)	27	8	6	9	33	(12)	7
Balance as at December 31, 2003	**1,121**	**246**	**74**	**171**	**69**	**49**	**75**	**439**	**305**	**2,549**

Specification of Non-consolidated Investees

Amounts in NOK Million, except ownership	Percentage owned by Yara	Investments in and advances to investees			Yara's current receivable (payable) net with investees		
	2003	2003	2002	2001	2003	2002	2001
Qafco	**25.0%**	**1,121**	1,002	1,266	**(378)**	(142)	42
Tringen	**49.0%**	**246**	167	240	**(135)**	(72)	(53)
Farmland Hydro	**50.0%**	**74**	135	378	**—**	—	—
Ballance Agri-Nutrients	**20.1%**	**171**	140	142	**—**	—	—
Carbonor	**50.0%**	**69**	44	32	**16**	6	(14)
Synagri	**50.0%**	**49**	33	—	**—**	(4)	8
NU3	**50.0%**	**75**	57	—	**24**	2	—
SQNH	**49.0%**	**439**	217	—	**—**	—	—
Other	**—**	**305**	294	461	**238**	256	453
Total		**2,549**	2,089	2,519	**(235)**	46	436

A description of significant investees' business, majority owners and the nature of related party transactions with Yara including sales and purchase amounts (if material) is laid out below:

Qatar Fertiliser Company (S.A.Q.), ("Qafco"), owns and operates a fertilizer complex for which Yara provides marketing support and technical assistance. Yara has a 25% ownership stake in Qafco, and the remaining 75% of Qafco is owned by Industries of Qatar, which is in turn owned by the State of Qatar. Qafco operates three separate lines for production of ammonia and urea, and a fourth line is currently under construction. The expansion is scheduled for completion in June 2004. Sales from Qafco to Yara amounted to NOK 1,524 million, NOK 944 million and NOK 876 million in 2003, 2002 and 2001, respectively.

Tringen owns and operates a fertilizer complex for which Yara provides marketing support and technical assistance, regulated by a management and operating agreement. Yara has a 49% ownership stake in Tringen, and the remaining 51% of Tringen is owned by National Enterprises Limited, which is a public registered company, in which the Government of Trinidad & Tobago has majority shareholding. Tringen operates two separate lines for production of Ammonia. Sales from Tringen to Yara amounted to NOK 1,145 million, NOK 692 million and NOK 1,381 million in 2003, 2002 and 2001, respectively.

Yara owns a 50% stake in Farmland Hydro LP, a former phosphate fertilizer producer in Florida, in the United States. In the fourth quarter of 2002, Farmland Hydro LP transferred all its employees and sold all its assets to Cargill Fertilizer Inc., one of the largest fertilizer producers in the United States. Yara's sales to Farmland Hydro LP amounted to NOK 225 million and NOK 451 million in 2002 and 2001, respectively.

Hydro Agri New Zealand Ltd., (100% owned by Yara), owns 20.1% of Ballance Agri-Nutrients Ltd., whose principal activities are the manufacture, marketing and distribution of fertilizer and related products in New Zealand. Sales from Yara to Ballance Agri-Nutrients Ltd. amounted to NOK 78 million, NOK 72 million and NOK 82 million in 2003, 2002 and 2001, respectively.

Carbonor S.p.A, an Italian incorporated company, based in Milan, manages four ships on time charter contracts with Yara. Yara has a 50% ownership in Carbonor, and the remaining 50% is owned by Carbofin S.p.A. Sales from Carbonor S.p.A to Yara amounted to NOK 200 million, NOK 207 million and NOK 223 million in 2003, 2002 and 2001, respectively.

Synagri LP provides product and services to the retail agricultural sector. Yara has a 50% ownership in Synagri, while Cargill Crop Nutrition owns the remaining 50%. The joint venture sells in the Canadian provinces of Eastern Ontario and Quebec. Sales from Synagri LP to Yara amounted to NOK 13 million and NOK 10 million in 2003 and 2002, respectively.

NU3 owns and operates two specialty fertilizers production facilities, one in the Netherlands and one in Belgium. NU3, which is a 50/50 joint venture between Yara and NutriSi (owned by SQM of Chile and Rotem, an Israeli company), is part of a worldwide alliance between Yara and SQM. NU3 sells specialty fertilizers through the Yara – SQM sales and marketing network. Sales from NU3 to Yara amounted to NOK 246 million and NOK 39 million in 2003 and 2002, respectively.

Yara has a 49% interest in Inversiones SQNH s.a, a Chilean investment company, as part of the strategy to strengthen its specialty fertilizer operations. Through this company and a parallel investment in Pampa Calichera, a listed Chilean company, Yara indirectly owns approximately 6% of the shares in SQM, a Chilean company with a strong position in nitrate and potassium-based specialty fertilizer products. Sales from SQM to Yara amounted to NOK 574 million and NOK 483 million in 2003 and 2002, respectively.

The results of the non-consolidated investees split by segment can be found in Note 5.

NON-CONSOLIDATED INVESTEES-100% BASIS

The following table sets forth summarized unaudited financial information of Yara's non-consolidated investees on a 100% combined basis. Yara's share of these investments, which is also specified above, is accounted for using the equity method.

Income Statement Data

Amounts in NOK Million (unaudited)	2003	2002	2001
Operating revenues	**9,614**	10,302	11,308
Operating income	**2,609**	1,742	2,255
Income before taxes and minority interest	**2,290**	840	1,451
Net income	**2,007**	725	1,192
Yara's share of net income	**631**	165	348

Balance Sheet

Amount in NOK Million (unaudited)	2003	2002	2001
Non-current assets	**9,211**	6,746	7,732
Current assets	**6,143**	4,371	6,021
Assets	**15,354**	11,117	13,753
Shareholders' equity	**8,582**	6,528	8,418
Minority interest	**658**	6	6
Non-current liabilities	**3,347**	2,335	2,654
Current liabilities	**2,767**	2,248	2,675
Liabilities and shareholders' equity	**15,354**	11,117	13,753
Yara's investments and advances	**2,549**	2,089	2,519

14. PREPAID PENSION, INVESTMENTS AND NON-CURRENT ASSETS

Amounts in NOK Million	2003	2002	2001
Prepaid pension (Note 20)	**539**	490	506
Loans to pension fund	**134**	112	—
Other investments at cost	**50**	37	42
Long term VAT receivables	**144**	102	142
Other non-current assets	**164**	120	125
Total prepaid pension, investments and non-current assets	**1,031**	861	815

15. PROPERTY, PLANT AND EQUIPMENT

	2002					
Amounts in NOK Million	Land	Machinery and Equipment	Buildings	Plant under construct.	Other	Total
Cost:						
Cost as at December 31, 2001	600	19,463	3,683	177	774	24,697
Additions at cost	2	575	49	531	—	1,157
Retirements	(22)	(1,169)	(396)	(2)	(6)	(1,594)
Transfers	1	196	52	(249)	—	—
Foreign currency translation	(71)	(1,434)	(307)	(21)	—	(1,833)
Balance as at December 31, 2002	510	17,631	3,081	437	769	22,428
Depreciation:						
Balance as at December 31, 2001	—	(14,120)	(2,243)	—	(263)	(16,626)
Depreciation and amortization [1]	—	(993)	(121)	—	(39)	(1,153)
Retirements	—	1,067	334	—	3	1,404
Foreign currency translation and transfers	—	911	126	—	—	1,038
Balance as at December 31, 2002	—	(13,135)	(1,903)	—	(299)	(15,337)
Net Book Value:						
Balance as at December 31, 2001	600	5,343	1,440	177	511	8,072
Balance as at December 31, 2002	510	4,497	1,177	437	470	7,090

	2003					
Amounts in NOK Million	Land	Machinery and Equipment	Buildings	Plant under construct.	Other	Total
Cost:						
Cost as at December 31, 2002	510	17,631	3,081	437	769	22,428
Additions at cost	—	547	71	393	6	1,016
Retirements	(181)	(687)	(299)	—	—	(1,167)
Transfers	—	496	106	(602)	—	—
Foreign currency translation	57	1,694	267	50	—	2,068
Balance as at December 31, 2003	386	19,681	3,226	277	775	24,345
Depreciation:						
Balance as at December 31, 2002	—	(13,135)	(1,903)	—	(299)	(15,337)
Depreciation and amortization [1]	—	(942)	(128)	—	(37)	(1,106)
Retirements	—	571	254	—	(3)	821
Foreign currency translation and transfers	—	(1,324)	(180)	—	—	(1,504)
Balance as at December 31, 2003	—	(14,830)	(1,957)	—	(339)	(17,126)
Net Book Value:						
Balance as at December 31, 2002 [2]	510	4,497	1,177	437	470	7,090
Balance as at December 31, 2003 [2]	**386**	**4,851**	**1,268**	**277**	**436**	**7,219**

1) Impairment losses for 2003, 2002 and 2001 were NOK 27 million, NOK 48 million, and NOK 280 million respectively. The fair value of the impaired asset was generally estimated by discounting the expected future cash flows of the individual assets. During the three years ended December 31, 2003, 2002 and 2001 impairment was generally indicated as the result of current period cash flow losses, combined with a history of losses, or a significant change in the manner in which the asset is to be used.

2) Includes NOK 26 million, NOK 22 million, and NOK 29 million related to capital leases for 2003, 2002 and 2001, respectively.

16. INTANGIBLE ASSETS

Amounts in NOK Million	2002 Goodwill	2002 Other Intangibles	2002 Total
Cost:			
Cost as at December 31, 2001	216	419	634
Additions at cost	—	157	157
Retirements	(51)	(253)	(304)
Foreign currency translation	(28)	(42)	(70)
Balance as at December 31, 2002	136	281	418
Depreciation:			
Balance as at December 31, 2001	(205)	(310)	(514)
Depreciation and amortization	(10)	(30)	(39)
Retirements	51	99	149
Foreign currency translation	27	32	59
Balance as at December 31, 2002	(136)	(209)	(345)
Net Book Value			
Balance as at December 31, 2001	11	109	120
Balance as at December 31, 2002	—	73	73

Amounts in NOK Million	2003 Goodwill	2003 Other Intangibles	2003 Total
Cost:			
Cost as at December 31, 2002	136	281	418
Additions at cost	38	15	53
Retirements	—	(21)	(21)
Foreign currency translation	20	21	41
Balance as at December 31, 2003	194	297	491
Depreciation:			
Balance as at December 31, 2002	(136)	(209)	(345)
Depreciation and amortization	(1)	(20)	(22)
Retirements	—	17	17
Foreign currency translation	(18)	(18)	(36)
Balance as at December 31. 2003	(155)	(236)	(391)
Net Book Value:			
Balance as at December 31, 2002	—	73	73
Balance as at December 31, 2003	**39**	**61**	**100**

In addition to intangibles specified in this note, Other intangible assets includes additional minimum employee retirement liability of NOK 140 million, NOK 81 million and NOK 34 million for the years 2003, 2002 and 2001, respectively (See Note 20).

The entire remaining net booked value of the goodwill is related to the acquisition of Kaltenbach Thuring SA in 2003. The goodwill is amortized over ten years, based on the expected future period of return.

17. BANK LOANS AND OTHER INTEREST BEARING SHORT-TERM DEBT

Short-term interest bearing debt

Carve-Out

	Weighted Average Interest Rates					
Amounts in NOK Million	2003	2002	2001	2003	2002	2001
Bank loans and overdraft facilities	**8.19%**	11.47%	8.78%	**164**	268	623
Other	**8.00%**	8.00%	—	**132**	93	—
Internal facilities from Norsk Hydro	**6.90%**	6.95%	7.30%	**7,499**	8,336	8,402
Total bank loans and other interest-bearing short-term debt	**6.95%**	7.14%	7.40%	**7,794**	8,697	9,025

As of December 31, 2003, Yara's funding consisted primarily of short-term debt owed to Hydro which falls due on the Completion Date.

Pro forma adjustment[1]	(7,551)	(8,459)	(8,386)

Short-term interest-bearing debt
Pro forma

	Weighted Average Interest Rates					
Amounts in NOK Million	2003	2002	2001	2003	2002	2001
Pro Forma short-term interest-bearing debt	**13.15%**	13.15%	13.15%	**243**	238	639

As from the Completion Date, Yara's funding is expected to be based on long-term bank credit facilities (see Note 19 for pro forma long-term debt). The amount reported as pro forma short-term debt is the short-term local funding arrangements in emerging markets.

[1] *See Note 19 – Long Term Debt*

18. OTHER CURRENT LIABILITIES

Amounts in NOK Million	2003	2002	2001
Accounts payable	**4,077**	3,231	2,946
Income taxes payable	**159**	—	—
Payroll and value added taxes	**540**	383	415
Accrued liabilities	**672**	452	612
Other liabilities	**244**	169	268
Total other current liabilities	**5,693**	4,235	4,241

19. LONG -TERM DEBT

Long-term debt payable in various currencies

Amounts in Million	Weighted average interest rates	Denominated amounts 2003	Balance in NOK 2003	Balance in NOK 2002	Balance in NOK 2001
VND (Vietnam)	10.0%	49,890	**21**	19	—
Total unsecured debenture bonds		—	**21**	19	—
XOF (Ivory Coast)		—	**—**	45	70
BRL (Brazil)	15.0%	10	**24**	24	34
MYR (Malaysia)	6.9%	30	**52**	55	83
ZAR (South Africa)	10.0%	8	**8**	9	7
Other		—	**—**	2	3
Total unsecured bank loans		—	**84**	135	197
Capital lease obligation			**6**	2	2
Mortgage loans			**—**	4	9
Other long-term debt			**83**	98	154
Total			**89**	104	165
Outstanding Carve-Out debt			**195**	258	362
Less: current portion			**(30)**	(84)	(116)
Total Carve-Out long-term debt			**165**	174	246

As of December 31, 2003, Yara's external long-term debt amounts to NOK 195 million, including the current portion. This primarily provides local currency financing to subsidiaries in emerging markets. The rest of Yara's funding is provided on a short-term basis by Hydro and falls due on the Completion Date (See Note 17 – Carve-Out figures).

Pro Forma adjustment			**7,551**	7,542	7,470
USD	3.6%	828	**5,510**	5,564	5,596
EUR	2.4%	100	**839**	839	839
GBP	3.5%	56	**660**	660	660
NOK	2.4%	160	**160**	160	160
SEK	3.0%	368	**340**	340	340
Other OECD currencies	2.4%		**104**	104	104
Emerging markets currencies	11.7%		**133**	133	133
Outstanding Pro Forma debt			**7,746**	7,800	7,832
Less: current portion			**(30)**	(84)	(116)
Total Pro Forma long-term debt			**7,716**	7,716	7,716

The pro forma adjustment reflects Yara's intention to finance its operations with predominantly long-term debt. For the years 2002 and 2001, the pro forma adjustments for long-term and short-term debt (see also Note 17 – Pro forma short term debt) are different because of the difference between the Carve-Out and Pro forma net interest-bearing debt level. The basis for Yara's Pro forma long-term debt portfolio are the conditions of the term sheets agreed with external banks for Yara's contemplated external financing. Interest on the loans will be payable at a floating rate based upon a margin above the Interbank Borrowing Rate for the applicable currency for the period of the borrowing. The desired fixed interest rate portion of the long-term debt will be established by using interest rate swaps and by refinancing part of the bank facilities in the bond market. The loan agreements will contain representations and warranties as well as covenants of the kind normally required in this type of transactions in the international lending market. The main covenants include a negative pledge clause for material subsidiaries and requirements relating to the net debt to equity ratio (see details under

"Management's Discussion and Analysis of Financial Condition and Results of Operations – Cash, Short-term and Long-term Borrowings New Bank Facilities" elsewhere in this Offering Memorandum). Loans in emerging market currencies will be arranged individually and will not be part of the long-term bank credit facilities.

Payments on long-term debt fall due as follows:

Amounts in NOK Million	Debentures	Bank loans	Capital lease and other long-term loans	Total
2004	—	28	2	30
2005	5	24	20	49
2006	5	18	50	73
2007	5	14	17	36
2008	5	—	—	5
Thereafter	1	—	—	1
Total Carve Out debt	21	84	89	195
2004	—	28	2	30
2005	5	24	20	49
2006	5	18	50	73
2007	5	5,006	17	5,028
2008	5	—	—	5
Thereafter	1	2,560	—	2,561
Total Pro forma debt	21	7,636	89	7,746

The final agreement on Yara's long-term funding is expected to be signed in March 2004. According to the term sheet that has been signed with the prospective lenders, a U.S. dollar 750 million five year revolving credit facility will fall due in 2009. Another U.S. dollar 750 million facility is provided for 364 days and includes an option for Yara to extend it by two additional years. Including the option, the facility falls due in 2007. Yara intends to refinance this loan prior to its maturity. The 364 days facility is intended to be fully drawn, while the five-year facility will be utilised in accordance with funding needs.

20. EMPLOYEE RETIREMENT PLANS

Pension Benefits

Yara International ASA and many of its subsidiaries have defined benefit retirement plans that cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multi-employer plans.

In 2003, Hydro performed SFAS 87 valuations for certain defined benefit plans that were accounted for in accordance with local accounting principles. Differences between local accounting principles and SFAS 87 have been immaterial. The immediate impact of applying SFAS 87 provisions on these plans resulted in an increased projected benefit obligation ("PBO") of NOK 612 million, and increased pension plan assets of NOK 480 million.

Employment Retirement Plans

With respect to employee retirement plans, as of December 31, 2003, the projected benefit obligations ("PBO") associated with Yara's defined benefit plans was NOK 5,776 million and the fair value of pension plan assets was NOK 4,049 million, resulting in a net unfunded obligation for such plans of NOK 1,727 million. In addition, termination benefit obligations and other pension obligations amounted to NOK 275 million, leaving the net unfunded pension obligations at a total of NOK 2,002 million. Net accrued pension liability was NOK 1,221 million as of December 31, 2003, including additional minimum liabilities of NOK 579 million. Unrecognized net loss and prior service

costs were NOK 1,360 million as of December 31, 2003, of which NOK 921 million (approximately NOK 650 million after tax) is not recognized in equity. Yara's net pension cost for 2003 amounted to NOK 406 million.

The discount rate that Yara utilizes for determining pension obligations and pension cost is based on the yield on a portfolio of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency. Yara provides defined benefit plans in several countries and in various economic environments that will affect the actual discount rate applied. Approximately one-fifth of Yara's projected benefit obligation relates to Norway. The weighted average discount rate applied as of December 31, 2003 was 5.5 %.

Net periodic pension cost (credit)

Amounts in NOK Million	2003	2002	2001
Defined benefit plans:			
Benefits earned during the year, net of participants' contributions	**110**	84	94
Interest cost on prior period benefit obligation	**266**	249	252
Expected return on plan assets	**(194)**	(216)	(262)
Recognized net/(gain) loss	**36**	11	(3)
Amortization of prior service cost	**33**	33	36
Amortization of net transition (asset) obligation	**1**	(17)	(19)
Curtailment/(gain) loss	**—**	1	11
Settlement/(gain) loss	**—**	—	1
Net periodic pension cost/(credit)	**252**	145	110
Defined contribution plans	**7**	1	2
Multiemployer plans	**26**	24	11
Termination benefits and other	**121**	95	347
Total net periodic pension cost/(credit)	**406**	265	470
Change in the additional minimum pension liability included within retained earnings	**(34)**	341	20

Change in projected benefit obligation (PBO)

Amounts in NOK Million	2003	2002	2001
Projected benefit obligation at beginning of year	**(4,290)**	(4,456)	(4,058)
Benefits earned during the year	**(120)**	(91)	(102)
Interest cost on prior period benefit obligation	**(266)**	(249)	(252)
Actuarial gain (loss)	**(316)**	(72)	(407)
Plan amendments	**(3)**	7	(23)
Benefits paid	**217**	180	180
Curtailment gain (loss)	**—**	(1)	—
Settlements	**4**	—	69
Special termination benefits	**—**	(37)	—
Divestments	**—**	6	57
Inclusion of plans reported in line item "Termination benefits and other" in prior years	**(612)**	—	—
Foreign currency translation	**(390)**	423	80
Projected benefit obligation at end of year	**(5,776)**	(4,290)	(4,456)

Change in pension plan assets

Amounts in NOK Million	2003	2002	2001
Fair value of plan assets at beginning of year	**3,005**	3,746	3,998
Actual return on plan assets	**335**	(290)	(34)
Company contributions	**124**	69	52
Plan participants' contributions	**10**	8	9
Benefits paid	**(181)**	(156)	(155)
Divestments	**—**	(9)	(61)
Inclusion of plans reported in line item "Termination benefits and other" in prior years	**480**	—	—
Foreign currency translation	**276**	(363)	(63)
Fair value of plan assets at end of year	**4,049**	3,005	3,746

Status of pension plans reconciled to balance sheet

Amounts in NOK Million	2003	2002	2001
Defined benefit plans:			
Funded status of the plans at end of year	**(1,727)**	(1,285)	(710)
Unrecognized loss	**1,127**	954	438
Unrecognized prior service cost	**232**	249	308
Unrecognized net transition (asset) / obligation	**1**	2	(16)
Net prepaid pension /(accrued pension liability) recognized	**(367)**	(80)	20
Termination benefits and other	**(275)**	(405)	(469)
Total net prepaid pension / (accrued pension liability) recognized	**(642)**	(485)	(449)
Amounts recognized in the balance sheet consist of:			
Prepaid pension cost	**539**	490	506
Accrued pension liability	**(1,760)**	(1,530)	(1,121)
Intangible asset	**140**	81	34
Accumulated other comprehensive income	**439**	473	132
Net amount recognized	**(642)**	(486)	(449)

Weighted-average assumptions at end of year (PBO):	2003	2002	2001
Discount rate	**5.5%**	6.0%	6.0%
Expected return on plan assets	**6.1%**	6.5%	6.5%
Rate of compensation increase	**3.1%**	3.2%	3.1%

Weighted-average assumptions at beginning of year (NPPC):	2003	2002	2001
Discount rate	**5.8%**	6.0%	6.0%
Expected return on plan assets	**6.5%**	6.5%	6.5%
Rate of compensation increase	**3.1%**	3.2%	3.1%

Plans in which ABO exceed Plan Assets:	2003	2002	2001
Projected benefit obligation (PBO)	**(4,910)**	(4,158)	(1,956)
Accumulated benefit obligation (ABO)	**(4,358)**	(3,736)	(1,702)
Fair value of plan assets	**3,278**	2,885	1,094

21. CONTINGENCIES AND OTHER LONG-TERM LIABILITIES

Amounts in NOK Million	2003	2002	2001
Postretirement benefits other than pension	**60**	63	63
Investment grants	**107**	98	118
Accruals for environmental clean up	**88**	72	122
Accruals for plant maintenance shut down	**84**	111	98
Accruals for rationalization costs	**20**	27	30
Other	**133**	252	304
Total	**492**	624	735

Yara's operations are subject to the environmental laws and regulations of the countries where we operate. These laws and regulations are subject to change, and such changes may require that Yara makes investments and/or incur costs to meet more stringent emissions standards or to take remedial actions related to, for instance, soil contamination.

As of December 31, 2003, Yara had accrued NOK 120 million, of which NOK 88 million was classified as long-term, for corrective environmental measures. The corresponding expense was NOK 22 million in 2003, compared to NOK 25 million and NOK 51 million in 2002 and 2001, respectively.

Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term. In addition, conditions that could require future expenditures may be determined to exist for various sites, including Yara's major production facilities and product storage terminals. The amount of such future costs is not determinable due to the unknown timing and extent of corrective actions that may be required.

Following the Demerger, Norsk Hydro ASA is transferring assets and liabilities from Hydro's Agri operations to Yara. Section 14-11(3) of the Norwegian Public Limited Companies Act, provides that Yara International ASA and Norsk Hydro ASA are jointly liable for any liability allocated to the other party in the Demerger, accrued by Norsk Hydro ASA prior to completion of the Demerger. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the Demerger.

The majority of Norsk Hydro ASA's significant liabilities are obligations under loan agreements, guarantees and employee retirement obligations. As of December 31, 2003, Norsk Hydro ASA had gross interest-bearing debt of approximately NOK 81 billion, of which approximately NOK 49.5 billion was debt to subsidiaries. Hydro had guarantees limited in amount for liabilities amounting in the aggregate to approximately NOK 10.8 billion, exclusive of guarantees for liabilities of the Yara Group companies. Employee retirement obligations, measured as projected benefit obligations net of plan assets, amounts to approximately NOK 3.6 billion. In addition, Hydro has issued some guarantees that are not limited in amount as credit support for long-term commercial contracts.

Yara is party to a number of lawsuits in various jurisdictions arising out of the conduct of its business. None of these lawsuits, individually or in aggregate, is anticipated to have a material adverse effect on Yara.

22. SECURED DEBT AND GUARANTEES

Amounts in NOK Million	2003	2002	2001
Amount of secured debt	**1**	24	81
Assets used as security:			
Machinery and equipment, etc.	**16**	25	33
Buildings and structural plant	**—**	185	349
Other	**—**	2	2
Total	**16**	211	384
Guarantees (off-balance sheet):			
Contingency for discounted bills	**18**	76	83
Guarantees of debt	**9**	10	24
Commercial guarantees	**2,170**	984	319
Total	**2,197**	1,070	426

Guarantees of Debt include parent company guarantees issued on behalf of non-consolidated investees and third party companies covering external credit facilities in the name of the non-consolidated investees and third-party companies. Yara could be required to perform in the event of a default by the entity guaranteed.

Guarantees of Debt issued on behalf of consolidated companies are not included since at any time the drawings under such credit lines are included in the consolidated balance sheet. The guarantee obligations under such guarantees are at any time limited to the amount drawn under the credit facility.

Commercial Guarantees issued directly (from the parent company) or through banks consists of the following categories of guarantees: Advance Payment Guarantees, Bid Bonds, Performance Guarantees, Payment Guarantees and Standby Letters of Credit. These guarantees are issued by Norsk Hydro ASA, its subsidiaries or non-consolidated investees and third party companies in relation to the due performance under commercial contracts. Yara International ASA will following the Demerger be liable for the guarantees issued by Norsk Hydro ASA on behalf of Yara. The guarantees issued by Norsk Hydro ASA are currently in the process of being transferred to Yara International ASA. The guarantor could be required to perform in the event of a default under a contract by the entity guaranteed. As of December 31, 2003, the portfolio of outstanding guarantee obligations consisted of NOK 1,920 million in parent company guarantees and NOK 259 million in bank guarantees.

Guarantees issued to public authorities covering VAT, customs and tax liabilities are not included as these obligations are included in the consolidated balance sheet.

23. CONTRACTUAL AND OTHER COMMITMENTS FOR FUTURE INVESTMENTS AND OPERATIONS

As of December 31, 2003:	Investments		
Amounts in NOK Million	2004	Thereafter	Total
Contract commitments for investments in property, plant and equipment	229	—	229
Additional authorized future investments in property, plant and equipment	195	40	235
Contract commitments for other future investments	3	—	3
Total	427	40	467

Additional authorized future investments include projects that have been formally approved for development by the Board of Directors or by management with authority to approve such investments. General investment budgets are excluded from these amounts.

Yara has entered into take-or-pay and long-term contracts providing for future payments to transportation capacity, processing services, raw materials and electricity. In addition, Yara has entered into long-term sales commitments, mainly related to ammonia delivery.

The non-cancelable future obligations as of December 31, 2003 are as follows:

Take-or-pay and Long-term contracts 1)

Amounts in NOK Million	Transport and Other	Raw materials	Energy related	Sale commitments
2004	86	1,997	372	(1,013)
2005	61	1,467	372	(837)
2006	58	1,419	372	(457)
2007	48	578	372	(357)
2008	31	428	372	(348)
Thereafter	84	—	1,680	(1,690)
Total	368	5,890	3,539	(4,703)

1) The amounts are calculated on the basis of minimum contracted quantities and market prices as of December 31, 2003.

The total purchases under the take-or-pay agreements and long-term contracts were as follows: NOK 2,740 million in 2003, NOK 1,446 million in 2002 and NOK 547 million in 2001.

In addition, Yara has entered into a contract to purchase 15 million tonnes of ammonia over the next 20 years. Purchases will commence following the start of commercial production at the seller's facility, and the purchase price is variable and to be determined with reference to fertilizer industry publications.

24. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management Policies

Risk management in Yara is based on the principle that risk evaluation is an integral part of all business activities. Yara has established procedures for monitoring the primary risk exposures and assessing appropriate risk levels. Based on the overall evaluations of risk, Yara may enter into derivative instruments to reduce the risk exposures. The primary derivative instruments that Yara uses to manage primary market risks are forward contracts, options, and swaps.

Commodity Price Risks

A major portion of Yara's operating revenues is derived from the sale of ammonia, urea, and other fertilizers that may generally be classified as commodities. Yara also purchases natural gas, electricity and other commodities. The prices of these commodities can be volatile and may create fluctuations in Yara's earnings. Yara utilizes derivative instruments to manage the price risk exposures and also for a limited amount of speculative trading within the limits established by the risk management policies. At December 31, 2003, Yara had entered into forward contracts to purchase ammonia for an aggregate notional amount of 20,000 metric tonnes. The contracts mature in 2004 and are net-settled.

Foreign Currency Exchange Rate Risk

Prices of Yara's most important products are either directly denominated in U.S. dollars or denominated in a local currency but with a high correlation to the changes in the U.S. dollar exchange rate. In markets outside the United States, local prices will generally adjust to fluctuations in the U.S. dollar, however, with a certain time lag. Yara's raw material costs, such as the cost of natural gas used in the production of ammonia, are also either denominated in U.S. dollars or are highly correlated to the changes in U.S. dollar. To reduce Yara's long-term exposure to fluctuations in the U.S. dollar exchange rate, Yara intends to incur most of its debt in U.S. dollars subsequent to consummation of the Demerger.

Yara utilizes derivative instruments to manage foreign currency exchange rate risks. Derivative instruments will be utilized to adjust the composition of the debt portfolio in response to changes in Yara's overall risk exposure. Derivative instruments are also utilized to manage foreign currency

exchange rate risk related to forecasted purchases and sales. Yara has entered into forward exchange contracts in order to provide an economic hedge of foreign currency exchange rate exposure related to forecasted purchases and sales. The forward contracts are not designated as hedging instruments for accounting purposes.

The following forward currency contracts were outstanding as of December 31, 2003.

Amounts in Million local currency

Buying currency	Notional amounts	Selling currency	Notional amounts	Maturity period (during 2004)
USD	46	ZAR	(327)	2004
USD	3	COP	(8,582)	2004
USD	12	BRL	(37)	2004
ZAR	81	USD	(12)	2004

ZAR = South African Rand, COP = Colombian Peso, BRL = Brazilian Real

Interest Rate Risk

Yara will be exposed to fair value risk and cash flow risk from its planned debt portfolio as disclosed in Note 19 "Long-Term Debt." Yara intends to maintain a high-ratio of the total debt as fixed-interest rate debt. Furthermore, Yara plans to maintain an even debt repayment schedule and to have adequate credit facilities to provide financial flexibility. Yara may utilize derivative instruments, such as interest rate swaps to achieve its objective of maintaining a high ratio of its financing as fixed rate debt.

Credit Risk

Internal policies are established to limit credit risk by setting limits for counter-party risks, insuring against risks and developing procedures for monitoring exposures. Furthermore, the risk level is reduced through a diversified customer base representing various geographic areas. Credit risk arising from the inability of the counter-party to meet the terms of Yara's derivative financial instrument contracts is generally limited to amounts, if any, by which the counter-party' obligations exceed Yara's obligations. Yara expects to enter into derivative financial instruments with various international banks with established limits for transactions with each institution.

Fair value

The following types of financial and commodity derivatives were recorded at fair value on the balance sheet as of December 31, 2003:

Currency forwards and swaps (amounts in NOK Million):	2003	2002	2001
Assets	**2**	12	44
Liabilities	**(35)**	(48)	(17)

25. EXTERNAL AUDIT REMUNERATION

Deloitte Statsautoriserte Revisorer AS is Yara's principal auditor. Ernst & Young and other firms are the auditors of certain parts of the company's international activities. The following table shows total audit and non-audit fees for the fiscal years 2003 and 2002.

Amounts in NOK Thousand	Audit fee	Audit related services	Other non-audit services	Tax fee	Total
Deloitte Norway	1,450	37	—	4	1,491
Deloitte Abroad	12,095	1,442	798	1,147	15,482
Total Deloitte	13,545	1,479	798	1,151	16,973
Ernst & Young	3,174	912	688	40	4,814
Others	244	269	402	492	1,407
Total fees December 31, 2003	**16,963**	**2,660**	**1,888**	**1,683**	**23,194**

Amounts in NOK Thousand	Audit fee	Audit related services	Other non-audit services	Tax fee	Total
Deloitte Norway	1,465	520	—	15	2,000
Deloitte Abroad	9,934	689	10	362	10,995
Total Deloitte	11,399	1,209	10	377	12,995
Ernst & Young	3,560	91	—	116	3,767
Total fees December 31, 2002	14,959	1,300	10	493	16,762

Partners and employees of Yara's independent auditors, Deloitte Statsautoriserte Revisorer AS, own no shares in Yara International ASA, or in any of its subsidiaries. Since the parent company, Yara International ASA, was established on November 10, 2003, there were no audit fees for 2003. Yara International ASA will remain a wholly owned subsidiary of Norsk Hydro ASA until the Completion Date for the Demerger. For the Norwegian subsidiaries, the fees in 2003 to Deloitte Statsautoriserte Revisorer AS for ordinary audit were NOK 1,450,000. Deloitte Consulting AS and Deloitte Advokatfirma DA, affiliate companies of Deloitte Statsautoriserte Revisorer AS in Norway, have provided no services to Yara during 2003.

26. REMUNERATIONS AND OTHER

Yara's current Board of Directors, which is currently identical to the present Hydro Board of Directors, has been elected as an interim board. This Board will be replaced by a new Board of Directors at the Completion Date. Yara's Articles of Association require that Yara's Board of Directors consist of a minimum of three and a maximum of ten members. The members of Yara's Board of Directors will serve two-years terms. The members of the interim Board will not receive any remuneration. After consummation of the Demerger, remuneration of Yara's new Board of Directors will be determined at Yara's annual general meeting.

Thorleif Enger is designated as President and Chief Executive Officer of Yara, and he has served as Executive Vice President of Hydro Agri since 1997. As Executive Vice President of Hydro Agri his salary and other benefits totalled NOK 3,619,000 in 2003 and NOK 3,555,000 in 2002. In addition, he received a bonus in 2002 of NOK 306,000 in connection with achieved performance targets for Hydro Agri in 2001. In 2003, he received a bonus for 2002 in the amount of NOK 572,000. Compensation to the CEO and other key executives of Yara in the future has not yet been determined.

On June 19, 2003, the Board of Directors of Norsk Hydro ASA approved a new stock option plan for corporate officers and certain key employees, in addition to expanding the existing subsidized share-purchase plan for employees. Refer to Note 4 for a description of stock based compensation. In addition, Yara has established a bonus linked to the achievement of performance goals as set out in the business plans for various units in Yara. The bonus is limited to a maximum of one month's salary per year for employees. For approximately 225 managers with substantial performance responsibility, the bonus is limited to a maximum of two month's salary. For top management (6 persons) the bonus is limited to a maximum of three month's salary. The established performance goals eliminate the effects of variations in the price of Yara's main products, as well as foreign exchange fluctuations, so as to measure actual underlying improvements in Yara's performance. Any incentive programs for senior management will be determined by Yara's new Board of Directors.

As of December 31, 2003, the number of employees was 7,434, compared to 7,371 as of December 31, 2002. These figures include employees who will be transferred to Yara from Hydro as part of the Demerger, while temporary employees are not included.

Amounts in NOK Million	2003	2002	2001
Payroll and related costs:			
Salaries	**2,136**	1,670	1,913
Social security costs	**418**	326	351
Social benefits	**44**	76	114
Net periodic pension costs (Note 20)	**407**	265	470
Internal invoicing of payroll related costs	**211**	584	615
Total	**3,216**	2,921	3,463

As of December 31, 2003, none of Yara's new Board of Directors, nor the President and Chief Executive Officer or the key executive officers of Yara, own Yara shares. Based on their ownership of Hydro Shares, the new Board of Directors, the President and Chief Executive Officer and other senior management will own Yara Shares on the Completion Date of the Demerger, as set out in the table below.

Loans given to members of the new Board of Directors in Yara and their number of shares owned as of December 31, 2003, are:

	Loan balance [1]	Number of shares
Øyvind Lund	—	—
Lone Fønss Schrøder	—	—
Jørgen-Ole Haslestad	—	—
Åse Aulie Michelet	—	—
Leiv L. Nergaard	—	7,723
Frank Andersen	62	99
Arthur Frank Bakke	60	884
Charlotte Dyrkorn	14	—

1) in NOK thousands

Loans to senior management from Hydro as of December 31, 2003 and their ownership of shares and options are presented in the table below (see also Note 4):

	Loan balance [1]	Number of shares	Number of options
Thorleif Enger	630	13,864	14,000
Daniel Clauw	—	—	—
Hallgeir Storvik	—	134	4,000
Anne Grethe Dalane	—	333	—
Sven Ombudstvedt	—	—	4,000
Tor Holba	—	130	2,000
Jon Reutz	426	343	4,000
Kendrick T. Wallace [2]	—	100	—
Arne Cartridge	—	—	—

1) in NOK thousands
2) ADR's

	Loan balance at December 31, 2003	Interest
Thorleif Enger	630	3.75%
Jon Reutz	212	3.75%
Jon Reutz	214	4.50%

1) in NOK thousands

Total loans from Hydro given to Yara employees, new Board of Directors and senior management as of December 31, 2003, amounted to NOK 65 million. All loans are given in accordance with general market terms, and will be repaid in connection with the consummation of the Demerger. The employees that are being transferred to Yara in connection with the Demerger have been offered loans from Handelsbanken and DnB NOR. In connection with the replacement of the transferred employees loans that are outstanding at Completion Date, Yara will provide a guarantee of all such loans. Yara estimates that, on the Completion Date, the aggregated balance of all the outstanding loans for which it will provide a guarantee will be approximately NOK 32 million. Yara also intends to guarantee new unsecured loans by the banks to Yara's Norwegian employees. Yara will not be offering loans to the employees. The terms of any employee incentive plans adopted by Yara will be decided by Yara's new Board of Directors.

27. SHARES IN SUBSIDIARIES

Company name:	Percentage of shares owned		Total share capital of the company (thousands)	Book value 31.12.2003 in NOK (thousands)
Subsidiaries owned by Yara International ASA				
Hydro Agri Russia a.s.	100	NOK	3,750	3,750
Hydro Gas and Chemicals AS	100	NOK	15,100	49,416
Ceylon Oxygen Ltd.	70.85	LKR	67,500	18,912
Norsk Hydro Far East Ltd.	100	HKD	50	—
Hydroship a.s.	100	NOK	280,000	280,000
Hydro Nordic S.A.	100	GTQ	8,500	24,259
Hydro Agri Colombia Ltda.	100	COP	4,842,549	16,749
Hydro Agri Russland A.S.	50	NOK	21,200	21,200
Hydro Agri Argentina S.A.	100	USD	33,012	108,702
Hydroship Services AS	100	NOK	1,039	1,039
Hydro Agri Venezuela	60	VEB	363,000	125
Norensacados SA	60	VEB	15,000	140
Hydro Agri Hellas	100	EUR	1,264	7,437
Djupvasskaia as	100	NOK	1,000	3,523
Hydro Agri Norge AS	100	NOK	400,000	1,057,569
Fertilizer Holding AS	100	NOK	10,000	400,000
Hydro Agri Rus Ltd	100	RUB	54,158	—
Yara North America Inc.	100	USD	1,000	467,947
Norsk Hydro Asia Pte Plt	100	SGD	243,145	1,114,364
Total				3,575,132
Subsidiaries owned by Fertilizer Holding AS				
Agri Holding Danmark AS	100	DKK	500	554
Yara Holding Sverige AB	100	SEK	172,972	159,065
Hydro Formates AS	100	NOK	30,000	28,031
Adubos Trevo S.A.	95.9	BRL	90,846	463,945
Hydro Agri Carribean	100	USD	59,510	716,064
Hydro Agri UK Ltd	100	GBP	49,441	—
Hydro Gas and Chemicals Ltd	100	GBP	10	179,123
Hydro Estates Ltd	100	GBP	200	19,532
Norsk Hydro Overseas Ltd	100	GBP	208	145,643
Yara AS	100	NOK	100	100
Total				1,712,056

The tables include shares which currently are owned by Norsk Hydro ASA. After the Demerger, they will be owned by Yara International ASA (the parent company). Shares owned by Fertilizer Holding AS, which holds a significant part of shares owned from Norway, are also included.

The foreign currency designation indicates country of domicile. Percentage of shares owned equals percentage of voting shares owned. A number of the above mentioned companies also own shares in other companies as specified in their respective annual accounts.

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Norsk Hydro ASA
Bygdøy Allé 2
N-0240 Oslo, Norway

ABG Sundal Collier Norge ASA
Munkedamsveien 45D
P.O. Box 1444 Vika
N-0115 Oslo, Norway

UBS Limited
1 Finsbury Avenue
London, EC2M 2PG
United Kingdom

Printed by RR Donnelley, 81086